      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 11, 2001

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               AUTOBYTEL.COM INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7375                            33-0711569
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER OR
OF INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

             18872 MACARTHUR BOULEVARD                                  ARIEL AMIR
           IRVINE, CALIFORNIA 92612-1400               EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                  (949) 225-4500                                    AUTOBYTEL.COM INC.
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,              18872 MACARTHUR BOULEVARD
  INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL               IRVINE, CALIFORNIA 92612-1400
                EXECUTIVE OFFICES)                                    (949) 225-4500
                                                     (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
                                                    NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

                 PETER J. TENNYSON                                   MARK A. BERTELSEN
      PAUL, HASTINGS, JANOFSKY & WALKER, LLP                          DON S. WILLIAMS
         695 TOWN CENTER DRIVE, 17TH FLOOR                   WILSON SONSINI GOODRICH & ROSATI
           COSTA MESA, CALIFORNIA 92626                             650 PAGE MILL ROAD
                  (714) 668-6200                             PALO ALTO, CALIFORNIA 94304-1050
                                                                      (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
               Upon consummation of the merger described herein.

    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                         PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                           AMOUNT TO BE           AGGREGATE OFFERING      AMOUNT OF REGISTRATION
SECURITIES TO BE REGISTERED                     REGISTERED(1)                PRICE(2)                    FEE
-----------------------------------------------------------------------------------------------------------------------
Common stock, par value $0.001 per
  share..................................         12,163,690                $4,196,473                $1,049.11
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

(1) This registration statement relates to the common stock, par value $0.001 per share, of Registrant issuable to holders of common stock, par value $0.001, of Autoweb.com, Inc., in the proposed merger of Autobytel Acquisition I Corp., a Delaware corporation and wholly-owned subsidiary of Registrant, with and into Autoweb.com, Inc., a Delaware corporation. The amount of Registrant's common stock to be registered has been determined by multiplying the exchange ratio (0.3553 shares of Registrant's common stock for each share of Autoweb.com, Inc. common stock) by the maximum aggregate number of shares of Registrant that Registrant may be required to issue in connection with the proposed merger (calculated as 34,234,983 which is the sum of (a) 29,526,453 outstanding shares of Autoweb.com, Inc. common stock and (b) 4,708,530 shares of Autoweb.com, Inc. common stock issuable upon the exercise of outstanding options, whether or not exercised before consummation of the merger).

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (f) of the Securities Act of 1933, as amended, based on the market value of Autoweb.com, Inc.'s common stock to be exchanged in the merger, as the product of (a) the average of the high and low sale prices of Autoweb.com, Inc.'s common stock on the Nasdaq National Market on May 4, 2001 and (b) the maximum number of shares of Registrant's common stock that may be exchanged in the merger, calculated as described in the foregoing footnote.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        JOINT PROXY STATEMENT/PROSPECTUS

                               AUTOBYTEL.COM INC.

To the Stockholders of autobytel.com inc. ("Autobytel"):

     After careful consideration, the board of directors of Autobytel has unanimously approved a merger between Autobytel and Autoweb.com, Inc. ("Autoweb").

     If the merger is completed, each share of Autoweb common stock will be exchanged for 0.3553 shares of Autobytel common stock. Autobytel common stock is traded on the Nasdaq National Market under the trading symbol "ABTL," and on
                           , 2001 the closing price of Autobytel common stock
was [$          ] per share. Based on the capitalization of the two companies as
of [                 ], 2001, [               ] shares of Autobytel common stock
would be issued to Autoweb stockholders in connection with the merger, representing approximately 34% of the outstanding shares of Autobytel common stock after the merger.

     The merger cannot be completed unless a quorum of the outstanding shares of Autobytel is represented in person or by proxy at the annual stockholder meeting described below, and a majority of the shares represented at the Autobytel meeting vote in favor of the proposals presented relating to the merger. The attached joint proxy statement/prospectus provides detailed information concerning Autobytel, Autoweb, the merger and proposals related to the merger. Please give all of the information contained in the joint proxy statement/prospectus your careful attention. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS JOINT PROXY STATEMENT/ PROSPECTUS.

     AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS OF AUTOBYTEL HAS UNANIMOUSLY DETERMINED THE MERGER TO BE IN THE BEST INTERESTS OF THE COMPANY. THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY APPROVE THE ISSUANCE OF AUTOBYTEL SHARES IN THE MERGER.

     Stockholders of Autobytel are cordially invited to attend the annual stockholder meeting to vote on the issuance of Autobytel's common stock to the stockholders of Autoweb and certain other matters:

     - The annual meeting of Autobytel stockholders will be held on
                   , 2001 at        a.m. Pacific time at the                .
       Only stockholders who hold shares of Autobytel at the close of business
       on             , 2001 will be entitled to vote at this annual meeting.

     Please use this opportunity to take part in the affairs of Autobytel. Whether or not you plan to attend the Autobytel annual meeting, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed stamped envelope. Returning the proxy card does NOT deprive you of your right to attend the annual meeting and to vote your shares in person. YOUR VOTE IS VERY IMPORTANT.

     Autobytel appreciates your consideration of this matter.

                                          Mark W. Lorimer
                                          President and Chief Executive Officer
                                          autobytel.com inc.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This joint proxy statement/prospectus is dated                , 2001 and
will be first mailed to stockholders on or about                , 2001.

                        JOINT PROXY STATEMENT/PROSPECTUS

                               AUTOWEB.COM, INC.

To the Stockholders of Autoweb.com, Inc. ("Autoweb"):

     After careful consideration, the board of directors of Autoweb has unanimously approved a merger between Autoweb and autobytel.com inc. ("Autobytel").

     If the merger is completed, each share of Autoweb common stock will be exchanged for 0.3553 shares of Autobytel common stock. Autobytel common stock is traded on the Nasdaq National Market under the trading symbol "ABTL," and on
                 , 2001 the closing price of Autobytel common stock was
[$       ] per share. Based on the capitalization of the two companies as of
[                 ], 2001, [               ] shares of Autobytel common stock
would be issued to Autoweb stockholders in connection with the merger, representing approximately 34% of the outstanding shares of Autobytel common stock after the merger.

     The merger cannot be completed unless a quorum of the outstanding shares of Autoweb is represented in person or by proxy at the annual stockholder meeting described below, and a majority of the shares of Autoweb entitled to vote thereon vote in favor of the proposals presented relating to the merger. The attached joint proxy statement/ prospectus provides detailed information concerning Autobytel, Autoweb, the merger and proposals related to the merger. Please give all of the information contained in the joint proxy statement/prospectus your careful attention. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS JOINT PROXY STATEMENT/PROSPECTUS.

     AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS OF AUTOWEB HAS UNANIMOUSLY DETERMINED THE MERGER TO BE FAIR, ADVISABLE AND IN THE BEST INTEREST OF THE STOCKHOLDERS OF THE COMPANY. THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS ITS ADOPTION TO THE STOCKHOLDERS OF THE COMPANY.

     Stockholders of Autoweb are cordially invited to attend the annual stockholder meeting to vote on approving and adopting the acquisition agreement and the merger and certain other matters:

     - The annual meeting of Autoweb stockholders will be held on             ,
       2001 at        a.m. Pacific time at the                . Only
       stockholders who hold shares of Autoweb at the close of business on
                        , 2001 will be entitled to vote at this annual meeting.

     Please use this opportunity to take part in the affairs of Autoweb by voting on the merger. Whether or not you plan to attend the Autoweb annual meeting, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed stamped envelope. Returning the proxy card does NOT deprive you of your right to attend the annual meeting and to vote your shares in person. YOUR VOTE IS VERY IMPORTANT.

     Autoweb appreciates your consideration of this matter.

                                      Jeffrey Schwartz
                                      President and Chief Executive Officer
                                      Autoweb.com, Inc.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This joint proxy statement/prospectus is dated                  , 2001 and
will be first mailed to stockholders on or about                  , 2001.

                        [AUTOBYTEL.COM INC. LETTERHEAD]
                            ------------------------

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
            TO BE HELD ON                   , 2001 AT          A.M.
                            ------------------------

To the Stockholders of autobytel.com inc. ("Autobytel"):

     The annual meeting of stockholders of Autobytel will be held at the
               , on             , 2001 at        a.m., Pacific time, for the
following purposes:

     (1) To approve the issuance of shares of Autobytel common stock in the proposed merger of a wholly owned subsidiary of Autobytel, with and into Autoweb.com, Inc. ("Autoweb"), as contemplated by the Acquisition Agreement dated as of April 11, 2001, among Autobytel, Autobytel Acquisition I Corp. and Autoweb. Autobytel will issue 0.3553 shares of common stock in exchange for each outstanding share of common stock of Autoweb and Autoweb will become a wholly-owned subsidiary of Autobytel;

     (2) To elect three Class III Directors;

     (3) To ratify and approve Autobytel's independent public accountants for fiscal 2001;

     (4) To approve an amendment to Autobytel's Certificate of Incorporation changing the name of Autobytel; and

     (5) To transact any other business that properly comes before the annual meeting or any adjournments or postponements thereof.

     The accompanying joint proxy statement/prospectus describes the proposed merger in more detail. Autobytel encourages you to read the entire document carefully.

     Autobytel is enclosing a copy of its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2000.

     A list of stockholders entitled to vote at the annual meeting will be open for examination by any stockholder for any purpose germane to the meeting during ordinary business hours for a period of 10 days prior to the annual meeting at the offices of Autobytel, 18872 MacArthur Boulevard, Irvine, California 92612-1400, and will also be available for examination at the annual meeting until its adjournment.

     Autobytel has fixed the close of business on                , 2001 as the
record date for the determination of its stockholders entitled to notice of and to vote at this meeting.

                                        By Order of the board of directors of
                                        autobytel.com inc.

                                        Mark W. Lorimer
                                        President and Chief Executive Officer

Irvine, California
               , 2001

     WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, PLEASE MARK, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE WHICH HAS BEEN PROVIDED. NO POSTAGE IS REQUIRED FOR MAILING IN THE UNITED STATES. IN THE EVENT YOU ARE ABLE TO ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON.

                         [AUTOWEB.COM, INC. LETTERHEAD]
                            ------------------------

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
            TO BE HELD ON                   , 2001 AT          A.M.
                            ------------------------

To the Stockholders of Autoweb.com, Inc. ("Autoweb"):

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Autoweb
will be held on                , 2001, at        a.m., Pacific time, at
               ,                to:

     (1) Consider and vote on the proposed merger of a wholly-owned subsidiary of autobytel.com inc. ("Autobytel"), with and into Autoweb, as contemplated by the Acquisition Agreement dated as of April 11, 2001, among Autobytel, Autobytel Acquisition I Corp. and Autoweb. In the merger, Autobytel will issue 0.3553 shares of its common stock in exchange for each outstanding share of common stock of Autoweb and Autoweb will become a wholly-owned subsidiary of Autobytel.

     (2) Elect two Class II directors, each to serve until such director's successor has been elected and qualified or until such director's earlier resignation or removal.

     (3) To ratify the selection of PricewaterhouseCoopers LLP as Autoweb's independent auditors for 2001.

     (4) Transact such other business as may properly come before the annual meeting or any adjournment or postponements thereof.

     The accompanying joint proxy statement/prospectus describes the proposed merger in more detail. You are encouraged to read the entire document carefully. Autoweb is also enclosing a copy of its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2000.

     Only stockholders of record at the close of business on
               , 2001 are entitled to notice of and to vote at the annual meeting or any adjournment or postponement thereof. A complete list of stockholders entitled to vote at the annual meeting will be open to the examination of any stockholder, for any purpose relevant to the annual meeting, at Autoweb's offices at 3270 Jay Street, Santa Clara, California, 95054, during ordinary business hours for 10 days before the annual meeting.

                                        By Order of the board of directors of
                                        Autoweb.com, Inc.

                                        Meri E. Glade, Esq.
                                        Vice President Legal Affairs,
                                        General Counsel and Secretary

Santa Clara, California
               , 2001

     WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, PLEASE MARK, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE WHICH HAS BEEN PROVIDED. NO POSTAGE IS REQUIRED FOR MAILING IN THE UNITED STATES. IN THE EVENT YOU ARE ABLE TO ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              -----
QUESTIONS AND ANSWERS FOR AUTOBYTEL STOCKHOLDERS AND AUTOWEB
  STOCKHOLDERS..............................................      1
SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS.............      3
RISK FACTORS................................................      8
  General Risks Related To The Merger And The Combined
     Companies..............................................      8
  Risks Related To The Combined Businesses After The
     Merger.................................................     10
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
  FINANCIAL STATEMENTS......................................     28
COMPARATIVE PER SHARE DATA..................................     35
MARKET PRICE AND DIVIDEND INFORMATION.......................     36
THE MERGER..................................................     38
THE ACQUISITION AGREEMENT...................................     62
AGREEMENTS RELATED TO THE MERGER............................     75
DESCRIPTION OF AUTOBYTEL CAPITAL STOCK......................     76
COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE
  MATTERS...................................................     77
THE AUTOBYTEL ANNUAL MEETING................................     83
  Autobytel Proposal 1: Ratification And Approval Of
     Acquisition Agreement, Merger And Issuance Of Shares...     86
  Autobytel Proposal 2: Nomination And Election Of Autobytel
     Class III Directors....................................     86
  Autobytel Proposal 3: Ratification And Approval Of
     Autobytel's Independent
     Public Accountants.....................................     89
  Autobytel Proposal 4: Approval Of Amendment To Certificate
     Of Incorporation
     Changing Name..........................................     90
THE AUTOWEB ANNUAL MEETING..................................     91
  Autoweb Proposal 1: Ratification And Approval Of Merger
     And Acquisition Agreement..............................     94
  Autoweb Proposal 2: Nomination And Election Of Autoweb
     Class II Directors.....................................     94
  Autoweb Proposal 3: Ratification Of Autoweb's Independent
     Auditors...............................................     97
AUTOBYTEL BUSINESS..........................................     98
AUTOBYTEL SELECTED CONSOLIDATED FINANCIAL DATA..............    112
AUTOBYTEL MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................    113
AUTOBYTEL MANAGEMENT; PRINCIPAL STOCKHOLDERS; INTERESTED
  PARTY TRANSACTIONS........................................    123
  Autobytel Compensation Committee Report on Executive
     Compensation...........................................    140
  Autobytel Audit Committee Report..........................    142
AUTOWEB BUSINESS............................................    143
AUTOWEB SELECTED FINANCIAL DATA.............................    151
AUTOWEB MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................    152
AUTOWEB MANAGEMENT; PRINCIPAL STOCKHOLDERS; INTERESTED PARTY
  TRANSACTIONS..............................................    159
  Autoweb Compensation Committee Report on Executive
     Compensation...........................................    167
  Report of the Audit Committee of Autoweb..................    170
LEGAL MATTERS...............................................    173
EXPERTS.....................................................    173
STOCKHOLDER PROPOSALS.......................................    173
WHERE YOU CAN FIND MORE INFORMATION.........................    174
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................  F-1-i
ANNEX A (ACQUISITION AGREEMENT).............................    A-1

                                                              PAGE
                                                              -----
ANNEX B (OPINION OF LEHMAN BROTHERS)........................    B-1
ANNEX C (OPINION OF CREDIT SUISSE FIRST BOSTON).............    C-1
ANNEX D (AUTOBYTEL AUDIT COMMITTEE CHARTER).................    D-1
ANNEX E (AUTOWEB AUDIT COMMITTEE CHARTER)...................    E-1

     THIS DOCUMENT INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT AUTOBYTEL AND AUTOWEB FROM DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THAT HAVE NOT BEEN INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE AT THE INTERNET WEB SITE THE SEC MAINTAINS AT HTTP://WWW.SEC.GOV, AS WELL AS FROM OTHER SOURCES. SEE "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE ____.

     YOU MAY ALSO REQUEST COPIES OF THESE DOCUMENTS FROM US, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO AUTOBYTEL AT (949) 862-1355 OR
INVESTOR@AUTOBYTEL.COM OR FROM AUTOWEB AT (800) 707-9552. IN ORDER TO RECEIVE TIMELY DELIVERY OF THESE DOCUMENTS, YOU MUST MAKE YOUR REQUESTS NO LATER THAN
               .

                           FORWARD-LOOKING STATEMENTS

     The statements contained in this joint proxy statement/prospectus that are not historical facts are forward-looking statements under the federal securities laws. These forward-looking statements, including statements about projected revenues and expense savings and the projected number of subscribing dealers, are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed in, or implied by, such forward-looking statements. Autobytel and Autoweb undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements are changes in general economic conditions, increased or unexpected competition, the failure to realize anticipated synergies, costs related to the proposed merger, failure to obtain required stockholder or regulatory approvals or the merger not closing for any other reason, failure of the combined company to retain and hire key employees, difficulties in successfully integrating the parties' businesses and technologies and other matters disclosed in Autobytel's and Autoweb's filings with the Securities and Exchange Commission. Investors are strongly encouraged to review both companies' annual reports on Form 10-K, as amended, for the year ended December 31, 2000, and other reports on file with the Securities and Exchange Commission for a discussion of risks and uncertainties that could affect operating results and the market price of the companies' stock.

                QUESTIONS AND ANSWERS FOR AUTOBYTEL STOCKHOLDERS
                            AND AUTOWEB STOCKHOLDERS

Q: WHY ARE THE COMPANIES PROPOSING TO MERGE? (SEE PAGE   )

A: Autobytel and Autoweb are proposing to merge because we believe the combination provides strategic and financial benefits to both Autobytel and Autoweb stockholders. The combination will allow us to extend our market share while broadening our customer base. We believe the combination will help us to become the industry standard for automotive research information with the largest audience of online automotive shoppers.

Q: WHAT WILL BE THE EFFECT OF THE MERGER ON THE STOCKHOLDERS OF AUTOBYTEL AND
   AUTOWEB? (SEE PAGE   )

A: Upon consummation of the merger, Autoweb will become a wholly-owned subsidiary of Autobytel. After the merger, the current stockholders of Autobytel will own approximately 66% of Autobytel and the former stockholders of Autoweb will own approximately 34% of Autobytel.

Q: WHAT WILL AUTOWEB COMMON STOCKHOLDERS RECEIVE IN THE MERGER? (SEE PAGE   )

A: Upon filing of the certificate of merger with the Delaware Secretary of
   State:

   - holders of Autoweb common stock will receive 0.3553 shares of Autobytel common stock in exchange for each outstanding share of Autoweb common stock. No fractional shares will be issued. Autoweb common stockholders that otherwise would receive fractional shares will instead receive an amount of cash equal to the product of such fraction multiplied by the average closing price of Autobytel's common stock for the fifteen trading days immediately preceding the closing date of the merger, as reported on the Nasdaq National Market; and

   - Autobytel will assume options to purchase shares of Autoweb common stock in connection with the merger. The number of shares of Autobytel common stock purchasable under each post-merger option will be calculated using the merger exchange ratio of 0.3553 shares of Autobytel common stock for each share of Autoweb.

   Within thirty days after the filing of the certificate of merger with the Delaware Secretary of State, Autobytel will issue to each person, who immediately prior to that filing was a holder of an assumed option, a document evidencing the assumption of such option by Autobytel.

Q: DOES THE BOARD OF DIRECTORS OF AUTOBYTEL RECOMMEND VOTING IN FAVOR OF THE
   MERGER? (SEE PAGE   )

A: Yes. After careful consideration, Autobytel's board of directors unanimously recommends that its stockholders vote in favor of the issuance of Autobytel's common stock to the stockholders of Autoweb in connection with the merger.

Q: DOES THE BOARD OF DIRECTORS OF AUTOWEB RECOMMEND VOTING IN FAVOR OF THE
   MERGER? (SEE PAGE   )

A: Yes. After careful consideration, Autoweb's board of directors unanimously recommends that its stockholders vote in favor of the acquisition agreement and the proposed merger. Autoweb stockholders holding shares totaling approximately 30% of the outstanding common stock of Autoweb have agreed to vote in favor of the merger.

Q: ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE MERGER?
   (SEE PAGE   )

A: Yes. In evaluating the merger, you should carefully consider the factors discussed in the section entitled "Risk Factors" on page 8.

Q: WHAT DO I NEED TO DO NOW? (SEE PAGES   AND   )

A: Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at your meeting.

   If you do not include instructions on how to vote your properly signed proxy card, your common stock will be voted "FOR" approval of matters related to the merger, "FOR" each of the proposals set forth in this joint proxy statement/prospectus to be considered at either company's annual meeting and, if any other matters are properly brought before either annual meeting, the persons named in the respective proxies will have discretion to vote on such matters.

Q: AS AN AUTOWEB STOCKHOLDER, SHOULD I SEND IN MY AUTOWEB STOCK CERTIFICATES
   WITH MY PROXY CARD? (SEE PAGE   )

A: No. After the merger is completed, Autobytel will send you written instructions for exchanging your Autoweb stock certificates for Autobytel stock certificates.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME? (SEE PAGES   ,   )

A: Brokers cannot vote your shares with respect to the merger without instructions from you on how to vote. Therefore, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you are an Autoweb stockholder, and you fail to provide your broker with instructions, it will have the same effect as a vote against the acquisition agreement and the merger.

Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE? (SEE PAGES   ,   )

A: If you want to change your vote, send the secretary of Autobytel or Autoweb, as applicable, a later-dated, signed proxy card before your meeting or attend the meeting in person. You may also revoke your proxy card by sending written notice to the applicable secretary before the meeting.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED? (SEE PAGE   )

A: Autobytel and Autoweb are working toward completing the merger as quickly as possible. We hope to complete the merger late in the second calendar quarter or early in the third calendar quarter of 2001.

Q: WILL I BE TAXED ON THE MERGER? (SEE PAGE   )

A: Autobytel stockholders and Autoweb stockholders will not recognize gain or loss for United States federal income tax purposes as a result of the merger, except that Autoweb stockholders will recognize gain or loss resulting from the receipt of cash instead of any fractional shares of Autobytel common stock. All stockholders are urged to consult their own tax advisor to determine their particular tax consequences.

Q: ARE THE AUTOWEB STOCKHOLDERS ENTITLED TO DISSENTERS' OR APPRAISAL RIGHTS?
   (SEE PAGE   )

A: No, Autoweb stockholders do not have the opportunity to assert dissenters' rights.

Q: ARE THE AUTOBYTEL STOCKHOLDERS ENTITLED TO DISSENTERS' OR APPRAISAL RIGHTS?
   (SEE PAGE   )

A: No, Autobytel stockholders do not have the opportunity to assert dissenters' rights.

Q: WHOM SHOULD I CALL WITH QUESTIONS?

A: Autobytel stockholders should call Ariel Amir, at (949) 225-4500, with any questions about the merger.

   Autoweb stockholders should call Meri E. Glade, at (408) 970-9100, with any questions about the merger.

                SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

     This joint proxy statement/prospectus pertains to the merger of a wholly-owned subsidiary of Autobytel with and into Autoweb and other annual meeting proposals for the annual meetings of Autoweb and Autobytel. This joint proxy statement/prospectus is being sent to the holders of Autoweb common stock and holders of Autobytel common stock.

     This summary may not contain all of the information that is important to you. You should read carefully this entire document, including the acquisition agreement and other documents attached to this joint proxy statement/prospectus and the other documents referenced in it for a more complete understanding of the merger. In particular, you should read the acquisition agreement, a composite conformed copy of which is attached as Annex A, the opinion of Lehman Brothers, which is attached as Annex B and the opinion of Credit Suisse First Boston, which is attached as Annex C.

THE MERGER (SEE PAGE   )

     Autobytel and Autoweb are merging because they believe the resulting combination will create a stronger, more competitive company capable of achieving greater financial strength, operational efficiencies and growth potential than either company would have on its own.

     In the merger, Autoweb will merge with a wholly-owned subsidiary of Autobytel. Upon consummation of the merger, Autoweb will become a wholly-owned subsidiary of Autobytel. Autoweb common stockholders will receive, in exchange for each share of Autoweb common stock they hold, 0.3553 shares of Autobytel common stock. No fraction of a share of Autobytel common stock will be issued, but instead each holder of shares of Autoweb common stock who would otherwise be entitled to a fraction of a share of Autobytel common stock shall receive an amount of cash (rounded to the nearest whole cent) equal to the product of such fraction multiplied by the average closing price of Autobytel common stock for the fifteen trading days immediately preceding the closing date of the proposed merger, as reported on the Nasdaq National Market. The number of shares of Autobytel common stock awardable (after aggregating all fractional shares of Autobytel common stock) shall be rounded down to the nearest whole share of Autobytel common stock. After the merger, the current stockholders of Autobytel will own approximately 66% of Autobytel and the former stockholders of Autoweb will own approximately 34% of Autobytel.

     At the effective time of the merger, Autobytel will assume each outstanding option issued under Autoweb's 1997 Stock Option Plan, 1999 Equity Incentive Plan, 1999 Employee Stock Purchase Plan, and 1999 Directors Stock Option Plan, whether vested or unvested, to purchase shares of Autoweb common stock on substantially the same terms and conditions as were applicable prior to the effective time of the merger, except that (1) the options will be exercisable for shares of Autobytel common stock, and (2) the number of shares of Autobytel common stock which may be purchased will be equal to the number of shares of Autoweb common stock underlying the option multiplied by 0.3553. Any fractional share of Autobytel common stock resulting from such adjustment will be rounded down to the nearest whole number. The exercise price per share of Autobytel common stock issuable under each Autoweb option will equal the per share exercise price of the Autoweb common stock purchasable under the Autoweb option divided by 0.3553. The exercise price will be rounded up to the nearest whole cent.

     Within thirty days after the effective time, Autobytel will issue to each person who immediately prior to the effective time was a holder of an assumed option, an option document evidencing the foregoing assumption of such option by Autobytel.

     Autobytel and Autoweb are working toward completing the merger as quickly as possible. They hope to complete the merger late in the second calendar quarter or early in the third calendar quarter of 2001.

     A composite conformed copy of the acquisition agreement is attached to this joint proxy statement/ prospectus as Annex A. You are encouraged to read it carefully. In evaluating the merger, you should also carefully consider the factors discussed in the section entitled "Risk Factors" on page 8.

THE COMPANIES (SEE PAGES   )

autobytel.com inc.
18872 MacArthur Boulevard
Irvine, California 92612-1400
(949) 225-4500

     Autobytel is an internationally branded online automotive commerce company that provides consumers with automotive solutions throughout the lifecycle of vehicle ownership, capturing revenue at multiple stages of this lifecycle. Autobytel owns leading, branded Internet sites for new and pre-owned vehicle information and automotive services linking buyers and sellers in an information-rich environment.

     Through Autobytel's web sites, www.autobytel.com and www.carsmart.com, consumers can research pricing, specifications and other information regarding new and pre-owned vehicles and purchase, finance, lease, insure, sell or maintain their vehicles.

     Autobytel was originally formed as a limited liability company in Delaware in January 1995 as Auto-By-Tel LLC and was incorporated in Delaware on May 17, 1996 as autobytel.com inc.

     Autobytel stockholders should call Ariel Amir, at (949) 225-4500, with any questions about the merger. autobytel.com inc. is referred to in this joint proxy statement/prospectus as "Autobytel."

Autoweb.com, Inc.
3270 Jay Street
Santa Clara, California 95054
(408) 970-9100

     Autoweb is a leading consumer automotive Internet service. Autoweb's website centralizes an extensive collection of automotive-related commerce, content and community offerings to assist consumers in researching, evaluating and buying vehicles and automotive-related products and services such as insurance and financing. In addition, Autoweb provides automotive content, Web hosting and development services and sales automation services to vehicle manufacturers, dealers and online partners.

     Autoweb was incorporated in California on October 3, 1995 as Downtown Web, Inc. and reincorporated in Delaware on March 16, 1999 as Autoweb.com, Inc.

     Autoweb stockholders should call Meri E. Glade, at (408) 970-9100, with any questions about the merger. Autoweb.com, Inc. is referred to in this joint proxy statement/prospectus as "Autoweb."

ANNUAL MEETING OF STOCKHOLDERS (SEE PAGES   )

     Autobytel will hold an annual meeting of its stockholders on          ,
2001. At the meeting, Autobytel stockholders will consider and vote on a proposal to approve the issuance of Autobytel common stock to the stockholders of Autoweb and will also vote to elect three directors, to ratify Autobytel's independent public accountants for fiscal 2001 and to approve an amendment to Autobytel's Certificate of Incorporation changing the name of Autobytel to Autobytel Inc.

     Autoweb will hold an annual meeting of its stockholders on          , 2001.
At the meeting, Autoweb stockholders will consider and vote on a proposal to approve and adopt the acquisition agreement and the merger and will also vote to elect two directors and to ratify Autoweb's independent public accountants for fiscal 2001.

     Autobytel stockholders and Autoweb stockholders need to send in their signed proxy card in the enclosed return envelope as soon as possible so that their shares may be represented at the annual meetings discussed above. If Autobytel stockholders and Autoweb stockholders do not include instructions on how to vote their properly signed proxy card, their common stock will be voted "FOR" approval of matters related to the merger, "FOR" each of the other proposals discussed in this joint proxy statement/prospectus and, if any other matters are properly brought before either annual meeting, the persons named in the respective proxy cards will have discretion to vote on such matters.

     Brokers cannot vote Autobytel stockholders' or Autoweb stockholders' shares with respect to the merger without instructions from them on how to vote. Therefore, it is important that Autobytel stockholders and Autoweb stockholders follow the directions provided by their brokers regarding how to instruct their broker to vote their shares. If Autoweb stockholders fail to provide their brokers with instructions, it will have the same effect as a vote against the acquisition agreement and the merger.

     If an Autobytel stockholder or an Autoweb stockholder wants to change their vote, they should send the secretary of Autobytel or Autoweb, as applicable, a later-dated, signed proxy card before the meeting or attend the meeting in person. A proxy card may be revoked by sending written notice to the applicable secretary before the meeting.

     After the merger is completed, Autoweb stockholders will receive written instructions for exchanging their Autoweb stock certificates for Autobytel stock certificates and Autoweb optionholders will receive new Autobytel option agreements.

RECOMMENDATION OF AUTOBYTEL'S BOARD OF DIRECTORS (SEE PAGE   )

     After careful consideration, Autobytel's board of directors unanimously recommends that its stockholders vote for the issuance of Autobytel's common stock in the merger, for election of its nominees for Class III director, for the ratification of its independent public accountants for fiscal 2001 and for amending Autobytel's Certificate of Incorporation to change its name to Autobytel Inc. Autobytel's board of directors has unanimously voted to approve the acquisition agreement, the proposed merger and the issuance of Autobytel common stock in the merger.

RECOMMENDATION OF AUTOWEB'S BOARD OF DIRECTORS (SEE PAGE   )

     After careful consideration, Autoweb's board of directors unanimously recommends that its stockholders vote for approval of the acquisition agreement and the proposed merger, for election of its nominees for Class II director and for the ratification of its independent public accountants for fiscal 2001. Autoweb's board of directors has unanimously voted to approve the acquisition agreement and the proposed merger. Autoweb stockholders holding shares totaling approximately 30% of the outstanding common stock of Autoweb have agreed to vote all of their shares in favor of the merger.

CONDITIONS TO COMPLETION OF THE MERGER (SEE PAGE   )

     The completion of the merger depends on meeting a number of conditions.

VOTE REQUIRED FOR APPROVAL (SEE PAGE   )

     The holders of a majority of the shares of Autobytel common stock present or represented by proxy at the stockholders' annual meeting must approve the issuance of Autobytel common stock in the merger.

     The holders of a majority of the outstanding shares of Autoweb common stock on the record date set for Autoweb's annual meeting must approve the acquisition agreement and the merger. Autoweb stockholders holding approximately 30% of the outstanding common stock as of the record date have agreed to vote all their shares in favor of the acquisition agreement and the merger.

TERMINATION OF THE ACQUISITION AGREEMENT (SEE PAGE   )

     Autobytel and Autoweb each have the right to terminate the acquisition agreement under certain circumstances. In certain cases, termination of the acquisition agreement will require payment of a termination fee and/or expenses by Autoweb or the payment of expenses by Autobytel.

DIRECTORS AND EXECUTIVE OFFICERS OF AUTOBYTEL AND THE COMBINED COMPANY FOLLOWING THE MERGER
(SEE PAGES   )

     Following the merger, the board of directors of Autobytel will consist of the then current members of Autobytel's board of directors plus Jeffrey A. Schwartz and Mark R. Ross.

     Following the merger, Mark Lorimer, the current President and Chief Executive Officer of Autobytel, will continue to be President and Chief Executive Officer of Autobytel.

     Following the merger, the board of directors of Autoweb, which will then be an Autobytel subsidiary, will consist of the then current members of Autobytel Acquisition I Corp.'s board of directors.

     Following the merger, Jeffrey Schwartz, the current President and Chief Executive Officer of Autoweb, will be the Vice Chairman of Autobytel.

OPINIONS OF AUTOBYTEL'S AND AUTOWEB'S FINANCIAL ADVISORS (SEE PAGES   AND   )

     In connection with the merger, Autobytel's board of directors considered the opinion it received from its financial advisor, Lehman Brothers, as to the fairness, from a financial point of view, to Autobytel, of the 0.3553 exchange ratio provided for in the acquisition agreement. Autoweb's board of directors considered the opinion it received from its financial advisor, Credit Suisse First Boston, as to the fairness, from a financial point of view, as of March 31, 2001, to the holders of Autoweb common stock, of the 0.3553 exchange ratio provided for in the acquisition agreement. The full text of the written opinions of the financial advisors are attached to this document as Annex B and Annex C, and should be read carefully in their entirety to understand the procedures followed, the assumptions made, matters considered and limitations on the review undertaken in providing the opinions. The opinion of Lehman Brothers is directed to the Autobytel board of directors and the opinion of Credit Suisse First Boston is directed to the Autoweb board of directors, and these opinions do not address the prices at which Autobytel's common stock will trade after the proposed merger and do not constitute a recommendation to any stockholder as to how to vote with respect to any matter relating to the proposed merger.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (SEE PAGE   )

     We have structured the merger so that, in general, Autobytel, Autobytel's stockholders, Autoweb and Autoweb's stockholders will not recognize gain or loss for United States federal income tax purposes as a result of the merger, except that Autoweb stockholders will recognize a gain or loss resulting from the receipt of cash instead of fractional shares of Autobytel common stock.

     It is a condition to the merger that both Autobytel and Autoweb receive legal opinions to the effect that the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

     All stockholders are urged to consult their own tax advisors to determine their particular tax consequences.

ACCOUNTING TREATMENT OF THE MERGER (SEE PAGE   )

     Autobytel intends to account for the merger as a "purchase" for financial accounting purposes, in accordance with United States generally accepted accounting principles.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (SEE PAGE   )

     When considering the recommendations of Autoweb's board of directors, you should be aware that certain Autoweb directors, officers and stockholders have interests in the merger that are different from, or are in addition to, yours. These interests include the assumption of options, accelerated vesting of options, the employment of certain Autoweb executive officers by Autobytel after the merger, possible severance payments and the indemnification of directors and officers of Autoweb against certain liabilities both before and after the merger.

DISSENTERS' RIGHTS (SEE PAGE   )

     Under Delaware law, Autobytel stockholders and Autoweb stockholders are not entitled to dissenters' rights in connection with the merger.

RESTRICTIONS ON THE ABILITY TO SELL AUTOBYTEL STOCK (SEE PAGE   )

     All Autobytel common stock received by Autoweb stockholders in connection with the merger will be freely transferable unless the holder is considered an affiliate of either Autoweb or Autobytel under the Securities Act of 1933, as amended. Shares of Autobytel held by affiliates may only be sold pursuant to a registration statement or an exemption from the registration requirements of the Securities Act.

                                  RISK FACTORS

     The merger involves a high degree of risk. By voting in favor of the merger, current Autoweb stockholders will be choosing to invest in Autobytel common stock, and current Autobytel stockholders will face dilution of their ownership interest in Autobytel. An investment in Autobytel common stock involves a high degree of risk. In addition to the other information contained in this joint proxy statement/prospectus, you should carefully consider all of the following risk factors relating to the proposed merger, the combined company, Autobytel and Autoweb, in deciding whether to vote for the merger and the related issuance of Autobytel shares.

GENERAL RISKS RELATED TO THE MERGER AND THE COMBINED COMPANIES

THE NUMBER OF AUTOBYTEL SHARES TO BE RECEIVED BY AUTOWEB STOCKHOLDERS IN THE MERGER IS FIXED AND WILL NOT BE ADJUSTED FOR CHANGES IN THE PRICE OF AUTOBYTEL OR AUTOWEB SHARES.

     At the closing of the merger, each share of Autoweb common stock will be exchanged for 0.3553 shares of Autobytel common stock. This exchange ratio will not be adjusted for changes in the market price of Autobytel common stock or Autoweb common stock. Any reduction in Autobytel's common stock price will result in Autoweb stockholders receiving less value in the merger at closing. Autoweb stockholders may not know the exact value of Autobytel's common stock to be issued to them in the merger at the time of the annual meeting of Autoweb stockholders.

     The market price of Autobytel's common stock, like that of the shares of many other technology and Internet companies, has been and is expected to continue to be volatile and the value of Autobytel common stock issued in the merger will depend on its market price at the time of the merger. For example, since Autobytel's initial public offering on March 26, 1999, Autobytel common
stock has traded as high as $58 per share and as low as $[     ] per share.
During the past twelve months Autobytel's common stock has ranged from [     ]
to [     ]. Stockholders of Autobytel and Autoweb are urged to obtain current market quotations for Autobytel and Autoweb common stock.

AUTOBYTEL WILL FACE SIGNIFICANT CHALLENGES IN INTEGRATING AUTOBYTEL AND AUTOWEB AND, AS A RESULT, MAY NOT REALIZE THE EXPECTED BENEFITS OF THE MERGER.

     The merger involves the integration of two companies that have previously operated independently. Combining the operations of Autobytel and Autoweb will be a complex process that will require, among other things, integration of various functional areas, such as finance, human resources and sales and marketing groups, and coordination of development efforts. Autobytel cannot be certain that the integration will be completed in a timely manner or that it will achieve the anticipated benefits of the merger. Failure to adequately manage the integration process and to coordinate the joint efforts of the two companies after the merger may have a material adverse effect on the business of the combined company.

INTEGRATION OF THE BUSINESSES OF AUTOBYTEL AND AUTOWEB OR ELIMINATION OF CERTAIN FUNCTIONAL AREAS MAY NEGATIVELY AFFECT AUTOBYTEL'S OR AUTOWEB'S RELATIONSHIPS WITH CONSUMERS, DEALERS OR INTERNET PORTALS.

     There may be significant overlap in certain of the companies' assets, functional areas or businesses and Autobytel will be required to determine whether to maintain or eliminate such duplication. For example, the companies maintain independent relationships with automobile dealers and Internet portals. The combination of the two companies and the resulting overlap of services may result in disruption of relationships with dealers or Internet portals, any of which may result in a reduction in the number or rate of growth of the number of consumers for one or both of the companies or a reduction in the number or quality of relationships with dealers or Internet portals. Any disruption in relationships with dealers or Internet portals could negatively impact the experiences of consumers using Autobytel's or Autoweb's services and could reduce the number of consumers directed to the companies' Web sites, any of which may have a material adverse effect on the combined companies' business and revenues. Autoweb also engages in lines of business not conducted by Autobytel, including Automotive Information Center, or AIC, a provider of data and information technology tools and original automotive editorial content to vehicle manufacturers, dealer groups and Web destinations. Any failure by Autobytel to integrate or manage these business lines may result in a disruption of Autobytel's business or operations.

AUTOBYTEL WILL INCUR SIGNIFICANT COSTS ASSOCIATED WITH THE MERGER WHICH COULD NEGATIVELY AFFECT AUTOBYTEL'S FINANCIAL PERFORMANCE.

     Autobytel expects to incur significant costs and commit significant management time integrating Autoweb's operations, technology, development programs, products, clients and personnel. These costs may be substantial and may include costs for:

     - integration of operations, including combining teams and processes in various functional areas;

     - fees and expenses of professionals and consultants involved in completing the integration process;

     - reorganization or closure of facilities;

     - incurring potential existing liabilities of Autoweb;

     - employee severance costs; and

     - integration of technology and products.

IF THE BENEFITS OF THE MERGER ARE NOT REALIZED OR IF THEY DO NOT MEET THE EXPECTATIONS OF INVESTORS OR FINANCIAL OR INDUSTRY ANALYSTS, THE MARKET PRICE OF AUTOBYTEL COMMON STOCK MAY DECLINE.

     The market price of Autobytel common stock may decline as a following the merger if:

     - the integration of Autobytel and Autoweb is not completed in a timely and efficient manner;

     - Autobytel does not achieve the benefits of the merger as rapidly as, or to the extent, anticipated by financial or industry analysts;

     - Autobytel or Autoweb incurs liabilities that are not anticipated or are greater than expected by securities analysts or investors;

     - the effect of the merger on Autobytel's financial results is not consistent with the expectations of financial or industry analysts;

     - the combined companies are unable to obtain additional capital on acceptable terms when required; or

     - significant stockholders of Autobytel following the merger determine to dispose of their shares because the results of the merger are not consistent with their expectations.

AUTOWEB'S OFFICERS AND DIRECTORS HAVE CONFLICTS OF INTEREST THAT MAY INFLUENCE THEM TO SUPPORT OR APPROVE THE MERGER.

     The directors and officers of Autoweb participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to, those of other Autoweb stockholders, including the following:

          As of March 31, 2001, the executive officers and directors of Autoweb owned options to purchase an aggregate of approximately 2.8 million shares of Autoweb common stock, of which approximately 1.6 million are unvested or subject to a right of Autoweb to repurchase the shares. If the merger were completed, as of the above date, approximately 1.2 million of the unvested options will accelerate and become immediately exercisable under their existing terms. If the merger were completed and all officers are terminated other than for cause in the 12 months following such date, then approximately an additional 406,000 of the unvested options would accelerate and become immediately exercisable under their existing terms;

        - certain officers of Autoweb are entitled to benefits, including substantial severance packages, if their employment is terminated after a change of control of Autoweb, such as the merger;

        - Autobytel has entered into an employment agreement with Jeffrey Schwartz, an executive officer of Autoweb, that takes effect upon consummation of the merger and may enter into agreements with other executive officers; and

        - Autobytel has agreed to cause the surviving corporation in the merger to indemnify each present and former Autoweb officer and director against liabilities arising out of such person's services as an officer or director. Autobytel will use commercially reasonable efforts to cause the surviving corporation to maintain officers' and directors' liability insurance to cover any such liabilities for the next six years.

     The directors and officers of Autoweb may therefore have been more likely to vote to approve the acquisition agreement and the merger than if they did not have these interests. Autoweb stockholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger. You should read more about these interests under "Interests of Autoweb Directors, Officers, Employees and Significant
Stockholders in the Merger" on page   , "Employment Contracts and Termination of
Employment and Change-in-Control Arrangements" on page   and under "Employment
Agreements" on page   .

RISKS RELATED TO THE COMBINED BUSINESSES AFTER THE MERGER

BOTH AUTOBYTEL AND AUTOWEB HAVE A HISTORY OF NET LOSSES AND AUTOBYTEL CANNOT ASSURE YOU THAT IT WILL BE PROFITABLE AFTER THE MERGER IS COMPLETED. IF AUTOBYTEL CONTINUES TO LOSE MONEY, ITS OPERATIONS WILL NOT BE FINANCIALLY VIABLE.

     Because of the relatively recent emergence of the Internet-based vehicle information and purchasing industry, none of Autobytel's senior executives has long-term experience in the industry. This limited operating history means it is difficult for Autobytel to predict future operating results.

     Autobytel has incurred losses every quarter since inception and expects to continue to incur losses until the second half of 2001. Even if Autobytel were to achieve profitability in the second half of 2001, it might fail to sustain or increase that profitability on a quarterly or annual basis. Autobytel cannot assure that it will be profitable during such period or thereafter. Autobytel, including A.I.N. Corporation, either referred to herein as A.I.N. or CarSmart, had an accumulated deficit of $99.7 million as of March 31, 2001 and $95.6 million as of December 31, 2000. Autoweb has incurred net losses in each fiscal year since its inception, including a net loss of $38.4 million in 2000. Autoweb had an accumulated deficit of $93.3 million as of March 31, 2001. Thus, the combined companies' accumulated net losses/deficit would be more than $180 million after the merger. We cannot assure you that the merger of Autobytel and Autoweb, each of which has experienced losses in recent years, will result in a profitable combined company.

     Autobytel's potential for future profitability after the merger must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets, such as the market for Internet commerce. To achieve profitability, Autobytel must, among other things:

     - generate increased vehicle buyer traffic to its Web sites including Autoweb's sites;

     - successfully introduce new products and services;

     - continue to send new and pre-owned vehicle purchase requests to dealers that result in sufficient dealer transactions to justify its fees;

     - continue to expand the number of dealers in Autobytel's network, in addition to retaining the Autoweb dealers, and enhance the quality of dealers;

     - respond to competitive developments;

     - maintain a high degree of customer satisfaction;

     - provide secure and easy to use Web sites for customers;

     - increase its brand name visibility;

     - continue to attract, retain and motivate qualified personnel; and

     - continue to upgrade and enhance its technologies to accommodate expanded service offerings and increased consumer traffic.

Autobytel cannot assure that the combined companies will be successful in achieving these goals.

INTERNET COMMERCE IS NEW AND EVOLVING WITH FEW PROFITABLE BUSINESS MODELS. AUTOBYTEL CANNOT ASSURE THAT THE BUSINESS MODEL, INCLUDING THE AUTOWEB BUSINESS, WILL BE PROFITABLE.

     The market for Internet-based purchasing services has only recently begun to develop and is rapidly evolving. While many Internet commerce companies have grown in terms of revenues, few are profitable. Autobytel cannot assure that it will be profitable. As is typical for a new and rapidly evolving industry, demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there are few proven services and products. Moreover, since the market for such services is still evolving, it is difficult to predict the future growth rate, if any, and size of this market. The extent to which other participants in the automotive industry will accept the role of third-party, all-make, all-model services such as Autobytel and Autoweb is not yet known.

AUTOBYTEL'S AND AUTOWEB'S QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS WHICH MAY MAKE IT DIFFICULT FOR INVESTORS TO PREDICT AUTOBYTEL'S FUTURE PERFORMANCE.

     Each of Autobytel's and Autoweb's quarterly operating results have fluctuated in the past, and the combined companies' results may fluctuate in the future due to many factors. Autobytel's expense levels are based in part on its expectations of future revenues which may vary significantly. If revenues do not increase faster than expenses, Autobytel's business, results of operations and financial condition will be materially and adversely affected even after giving effect to the merger. Other factors that may adversely affect Autobytel's quarterly operating results include:

     - Autobytel's ability to retain existing dealers, including those added by the merger, attract new dealers and maintain dealer and customer satisfaction;

     - the announcement or introduction of new or enhanced sites, services and products by Autobytel or Autobytel's competitors;

     - Autobytel's ability to joint venture with investors in the development of Autobytel-branded companies internationally;

     - general economic conditions and economic conditions specific to the Internet, online commerce or the automobile industry;

     - a decline in the usage levels of online services and consumer acceptance of the Internet and commercial online services for the purchase of consumer products and services such as those offered by Autobytel;

     - Autobytel's ability to upgrade and develop its systems and infrastructure and to attract new personnel in a timely and effective manner;

     - the level of traffic on Autobytel's Web sites, including the Autoweb sites, and other sites that refer traffic to Autobytel's Web sites;
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

     - technical difficulties, system downtime or Internet brownouts;

     - the amount and timing of operating costs and capital expenditures relating to expansion of Autobytel's business, operations and infrastructure;

     - governmental regulation; and

     - unforeseen events affecting the industry.

SEASONALITY IS LIKELY TO CAUSE FLUCTUATIONS IN AUTOBYTEL'S OPERATING RESULTS AFTER THE MERGER. INVESTORS MAY NOT BE ABLE TO PREDICT AUTOBYTEL'S ANNUAL OPERATING RESULTS BASED ON A QUARTER TO QUARTER COMPARISON OF AUTOBYTEL'S OPERATING RESULTS.

     Autobytel expects the combined business to experience seasonality as it matures. The seasonal patterns of Internet usage and vehicle purchasing do not completely overlap. Historically, Internet usage typically declines during summer and certain holiday periods, while vehicle purchasing in the United States is strongest in the spring and summer months. If seasonality occurs, investors may not be able to predict Autobytel's annual operating results based on a quarter to quarter comparison of Autobytel's operating results, not only because of seasonability but because the merger will make comparison to historical results more difficult. Seasonality in the automotive industry, Internet and commercial online service usage and advertising expenditures is likely to cause fluctuations in the combined companies' operating results and could have a material adverse effect on their business, operating results and financial condition.

AUTOBYTEL IS A NEW BUSINESS IN A NEW INDUSTRY WHICH, AS EVIDENCED BY THE MERGER, IS CHANGING AND NEEDS TO MANAGE ITS GROWTH AND ITS ENTRY INTO NEW BUSINESS AREAS TO AVOID INCREASED EXPENSES WITHOUT CORRESPONDING REVENUES.

     Autobytel has been constantly expanding its operations and introducing new services to consumers and dealers to establish itself as a leader in the evolving market for Internet-based vehicle purchasing and related services. Autobytel also intends to enter into new markets overseas. The growth of Autobytel's operations, including the growth resulting from the merger, may require Autobytel to increase expenditures. For example, Autobytel will, after the merger, continue to need to hire personnel to oversee the introduction of new services before it generates revenues from these services. Autobytel's inability to generate satisfactory revenues from such expanded services to offset costs could have a material adverse effect on Autobytel's business, financial condition and results of operations.

     Autobytel must also:

     - test, introduce and develop new services and products, including enhancing its Web sites, including Autoweb's sites,

     - expand the breadth of products and services offered,

     - expand Autobytel's market presence through relationships with third parties,

     - successfully and timely integrate Autoweb's technology and business, and

     - acquire new or complementary businesses, products or technologies.

     Even with the increased services and relationships resulting from the merger, Autobytel cannot assure that it can successfully manage these tasks.

IF AUTOBYTEL'S DEALER TURNOVER INCREASES, AUTOBYTEL'S DEALER NETWORKS AND REVENUES DERIVED FROM THESE NETWORKS MAY DECREASE.

     The majority of Autobytel's revenues are derived from fees paid by Autobytel's networks of subscribing dealers. Autoweb primarily charges its member dealers for each qualified purchase inquiry delivered. After the merger both models will be available to dealers from the combined companies, but

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

both models are subject to dealer turnover. If dealer turnover increases and the combined companies are unable to add new dealers to mitigate the turnover, revenues may decrease. In addition, if Autobytel fails to retain and increase existing levels of consumer usage on Autoweb Web sites, or cannot retain and increase the number of Autoweb's commercial relationships, dealer revenues could decrease and the combined companies' business, results of operations and financial condition will be materially and adversely affected. A material factor affecting dealer turnover is the ability to provide dealers with high quality purchase requests. High quality purchase requests are those that result in high closing ratios. Closing ratio is the ratio of the number of vehicles purchased at a dealer generated from purchase requests to the total number of purchase requests sent to that dealer. All of Autobytel's current subscribing dealers have entered into written marketing agreements with Autobytel having a stated term of one year, three years or five years, but the Autobytel dealer agreements are cancelable by the dealer upon 30 days notice. A significant number of the agreements are for a one year term. Some of Autoweb's current dealers have entered into three year service agreements that are also terminable on 30-day's notice. Autobytel cannot assure that dealers will not terminate their agreements with Autobytel or Autoweb. Subscribing dealers may terminate their relationship with Autobytel or Autoweb for any reason, including an unwillingness to accept subscription terms or as a result of joining alternative marketing programs. Autobytel's and Autoweb's businesses are dependent upon their ability to attract and retain qualified new and pre-owned vehicle dealers. During the first quarter of 2001, Autobytel added approximately 300 subscribing dealers to Autobytel's North American dealer networks, and approximately 700 subscribing dealers terminated their affiliation with Autobytel or were terminated by Autobytel. During the first quarter of 2001, Autoweb added approximately 115 member dealers, and approximately 780 member dealers terminated their affiliation with Autoweb or were terminated by Autoweb. To grow or maintain Autobytel's and Autoweb's dealer networks, they need to reduce dealer turnover. Autobytel cannot assure that the combined companies will be able to reduce the level of dealer turnover, and failure to do so could materially and adversely affect their business, results of operations and financial condition.

     As of March 31, 2001, Autobytel and Autoweb had approximately 4,700 dealers and 4,400 dealers, respectively. Autoweb's member dealer fees represented approximately 60%, 66% and 78% of its revenues in 2000, 1999 and 1998, respectively. For the quarter ended March 31, 2001, member dealer fees represented approximately 60% of revenues. Autobytel's program fees represented approximately 81%, 89% and 96% of its revenue in 2000, 1999 and 1998, respectively. For the first quarter ended March 31, 2001, program fees represented approximately 77% of Autobytel's revenues. Recognizing differences in the way dealer revenues are generated and taking into account overlap of the same dealers, Autobytel anticipates that after the merger the combined companies will have approximately 7,000 dealers. However, due to the overlap of provided services, termination of services or changes in services due to integration of the two companies, some of these dealers may terminate their relationships with Autobytel or Autoweb.

AUTOBYTEL AND AUTOWEB RELY HEAVILY ON THEIR PARTICIPATING DEALERS TO PROMOTE THEIR BRAND VALUE BY PROVIDING HIGH QUALITY SERVICES TO THEIR CONSUMERS. IF DEALERS DO NOT PROVIDE AUTOBYTEL'S CONSUMERS, INCLUDING AUTOWEB CONSUMERS, HIGH QUALITY SERVICES, ITS BRAND VALUE WILL DIMINISH AND THE NUMBER OF CONSUMERS WHO USE AUTOBYTEL'S SERVICES MAY DECLINE, CAUSING A DECREASE IN THE COMBINED COMPANIES' REVENUES.

     Promotion of Autobytel's brand value, including the Autoweb brand, depends on the ability to provide consumers a high quality experience for purchasing vehicles throughout the purchasing process. If Autobytel's dealers do not provide consumers with high quality service, the value of Autobytel's brands could be damaged and the number of consumers using Autobytel's services, including those who use the Autoweb sites, may decrease. Autobytel now devotes significant efforts, and the combined company will need to devote its efforts, to train participating dealers in practices that are intended to increase consumer satisfaction. Autobytel's inability to train dealers effectively, or the failure by participating dealers to adopt recommended practices, respond rapidly and professionally to vehicle inquiries, or sell and lease vehicles in accordance with Autobytel's marketing strategies could result in low consumer satisfaction, damage one or more Autobytel brands and could materially and adversely affect the combined companies' business, results of operations and financial condition after the merger.
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

AUTOBYTEL MAY LOSE SUBSCRIBING DEALERS IF AUTOBYTEL RECONFIGURES DEALER TERRITORIES. IF AUTOBYTEL LOSES DEALERS, THE COMBINED COMPANIES WILL LOSE THE REVENUES ASSOCIATED WITH THOSE DEALERS.

     If the volume of purchase requests increases, Autobytel may need to reduce or reconfigure the exclusive territories currently assigned to dealers to serve consumers more effectively. If a dealer is unwilling to accept a reduction or reconfiguration of its territory, it may terminate its relationship with Autobytel. A dealer also could sue Autobytel to prevent such reduction or reconfiguration, or collect damages from Autobytel. Autobytel has experienced one such lawsuit. A material decrease in the number of dealers subscribing to Autobytel's network or litigation with dealers could have a material adverse effect on the combined companies' business, results of operations and financial condition.

IF ANY OF AUTOBYTEL'S OR AUTOWEB'S RELATIONSHIPS WITH INTERNET SEARCH ENGINES OR ONLINE AUTOMOTIVE INFORMATION PROVIDERS TERMINATES, THEIR COMBINED PURCHASE REQUEST VOLUME COULD DECLINE. IF PURCHASE REQUEST VOLUME OR THE QUALITY OF LEADS DECLINES, PARTICIPATING DEALERS MAY TERMINATE THEIR RELATIONSHIP WITH AUTOBYTEL OR FORCE AUTOBYTEL TO DECREASE THE FEES CHARGED FOR ITS SERVICES. IF THIS OCCURS, THE COMBINED COMPANIES' REVENUES WOULD DECREASE.

     Autobytel and Autoweb depend on a number of strategic relationships to direct a substantial amount of purchase requests and traffic to their Web sites. After the merger is completed, the termination of any of these relationships or any significant reduction in traffic to Web sites on which Autobytel's services, including Autoweb services, are advertised or offered, or the failure to develop additional referral sources, would cause purchase request volume, or the quality of requests, to decline. If this occurs, dealers might no longer be satisfied with Autobytel's service and might terminate their relationships with Autobytel or force Autobytel to decrease the fees Autobytel charges for services. If Autobytel's dealers terminate their relationships with Autobytel or force Autobytel to reduce the fees it charges for its services, Autobytel's revenues will decline which could have a material adverse effect on the combined companies' business, results of operations and financial condition.

     Autobytel and Autoweb receive a significant number of purchase requests through a limited number of Internet search engines, online automotive information providers, and other auto related Internet sites. Autobytel and Autoweb periodically negotiate revisions to existing agreements and such revisions could increase costs in future periods. During the first quarter of 2001, approximately 33% of Autobytel's purchase requests came through StoneAge.com. The agreement with StoneAge Corporation expires in March 2002 and unless terminated by either party, automatically renews for a term of up to twelve (12) months. During the year 2000, approximately 23% of Autoweb's new car, and 10% of Autoweb's pre-owned car, purchase requests came through relationships with AOL and Lycos which were recently renegotiated to lower costs. The impact of the restructured agreements on costs and the volume of requests is not yet known. Autobytel may not be able to maintain its relationship with its or Autoweb's online service providers or find alternative, comparable marketing sponsorships and alliances capable of originating significant numbers of purchase requests on terms satisfactory to Autobytel. A number of Autobytel's and Autoweb's agreements with online service providers may be terminated without cause.

IF ANY OF AUTOBYTEL'S OR AUTOWEB'S RELATIONSHIPS WITH OTHER STRATEGIC PARTIES TERMINATES, THE COMBINED COMPANIES' BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD SUFFER.

     Autobytel and Autoweb have established, and Autobytel intends to continue to establish, key strategic relationships in the automotive, financial services, insurance, data aggregation and information services industries and in Internet-related industries. Autobytel intends to develop and offer a variety of services for Autobytel's customers, including Autoweb's customers, including financing, leasing, warranties and insurance options and provision of automotive industry-related information. In particular, Autobytel's and Autoweb's relationships with lenders and financial institutions, insurance companies, automotive industry data aggregators, extended warranty providers and other Internet Web site businesses, including Internet search engines, are crucial to the continued development and future success of the combined business. In the event that Autobytel's strategic partners were no longer interested in maintaining or establishing relationships with Autobytel on commercially viable terms, Autobytel's ability to provide a full range of
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

cost-effective services to its customers would be adversely affected and the combined companies' business, results of operations and financial condition could suffer.

     Autobytel and Autoweb currently license from third parties certain technologies and information incorporated into their Web sites. As Autobytel continues to introduce new services that incorporate new technologies and information, Autobytel may be required to license additional technology and information from others. Autobytel cannot assure that these third-party technology and information licenses will continue to be available to Autobytel on commercially reasonable terms, if at all, after the merger. Additionally, Autobytel cannot assure that the third parties from which Autobytel and Autoweb currently license their technology and information will be able to defend their proprietary rights successfully against claims of infringement. Any failure to obtain any of these technology and information licenses could result in delays or reductions in the introduction of new features, functions or services. It could also adversely affect the performance of the combined companies' existing services until equivalent technology or information can be identified, obtained and integrated.

     Autobytel and Autoweb have entered into agreements with various partners, some of which require Autobytel or Autoweb to feature them exclusively in certain sections of their Web sites. After the merger, existing and future exclusive arrangements may prevent Autobytel from entering into other content agreements, advertising or sponsorship arrangements or other commercial relationships. Many companies that Autobytel may pursue for a commercial relationship may also offer competing services. As a result, these competitors may be reluctant to enter into commercial relationships with Autobytel. Autobytel's business could be adversely affected if Autobytel does not maintain the existing commercial relationships, including those set up by Autoweb, on terms as favorable as currently in effect, if Autobytel does not establish additional commercial relationships on commercially reasonable terms or if Autobytel's commercial relationships do not result in the expected increased use of Autobytel's Web sites. Failure of one or more of Autobytel's or Autoweb's relationships to achieve or maintain market acceptance or commercial success or the termination of one or more relationships could have a material adverse effect on the combined companies' business, results of operations and financial condition.

INTENSE COMPETITION COULD REDUCE AUTOBYTEL'S MARKET SHARE, EVEN AFTER GIVING EFFECT TO THE MERGER, AND HARM ITS FINANCIAL PERFORMANCE. AUTOBYTEL'S MARKET IS COMPETITIVE NOT ONLY BECAUSE THE INTERNET HAS MINIMAL TECHNICAL BARRIERS TO ENTRY, BUT ALSO BECAUSE AUTOBYTEL AND AUTOWEB COMPETE DIRECTLY WITH OTHER COMPANIES IN THE OFFLINE ENVIRONMENT.

     Autobytel's and Autoweb's vehicle purchasing services compete against a variety of Internet and traditional vehicle purchasing services, automotive brokers and classified advertisement providers. Therefore, they are affected by the competitive factors faced by both Internet commerce companies as well as traditional, offline companies within the automotive and automotive-related industries. The market for Internet-based commercial services is new, and competition among commercial Web sites may increase significantly in the future. Autobytel's and Autoweb's business is characterized by minimal technical barriers to entry, and new competitors can launch a competitive service at relatively low cost. To compete successfully, Autobytel must significantly increase awareness of its services and brand names. Failure to compete successfully will cause the combined companies' revenues to decline and would have a material adverse effect on their business, results of operations and financial condition.

     Autobytel and Autoweb compete with other entities which maintain similar commercial Web sites including AutoVantage, Microsoft Corporation's CarPoint, CarsDirect.com, Cars.com, Cobalt Group and AutoTrader.com. AutoNation, a large consolidator of dealers, has a Web site for marketing vehicles. Autobytel also competes, and the combined companies after the merger will compete, indirectly against vehicle brokerage firms and affinity programs offered by several companies, including Costco Wholesale Corporation and Wal-Mart Stores, Inc. In addition, all major vehicle manufacturers have their own Web sites and many have launched online buying services, such as General Motors Corporation's BuyPower and Ford Motor Company's FordDirect.com. Autobytel and Autoweb also compete with vehicle insurers, lenders and lessors as well as other dealers that are not part of Autobytel's network. Such companies may

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

already maintain or may introduce Web sites which compete with Autobytel's Web sites, including the Autoweb sites.

     Autobytel believes that the principal competitive factors in the online market are:

     - brand recognition;

     - speed and quality of fulfillment;

     - variety of related products and services;

     - ease of use;

     - customer satisfaction;

     - quality of Web site content;

     - quality of service; and

     - technical expertise.

     Autobytel cannot assure that it can compete successfully against current or future competitors, many of which have substantially more capital, existing brand recognition, resources and access to additional financing. In addition, competitive pressures may result in increased marketing costs, decreased Web site traffic or loss of market share or otherwise may materially and adversely affect the combined companies' business, results of operations and financial condition.

IF AUTOBYTEL CANNOT BUILD AND MAINTAIN STRONG BRAND LOYALTY, ITS BUSINESS WILL SUFFER.

     Autobytel believes that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of the Autobytel.com, CarSmart.com, Autoweb.com and Autosite.com brands will depend largely on Autobytel's ability to obtain a leadership position in Internet commerce. If dealers do not perceive the combined companies as an effective channel for increasing vehicle sales, or consumers do not perceive Autobytel, including Autoweb, as offering reliable information concerning new and pre-owned vehicles, as well as referrals to high quality dealers, in a user-friendly manner that reduces the time spent for vehicle purchases, the combined companies will be unsuccessful in promoting and maintaining their brands. Failure to gain widespread brand acceptance among consumers or dealers would have a material adverse effect on the combined companies' business, results of operations and financial condition.

IF AUTOBYTEL LOSES KEY PERSONNEL OR IS UNABLE TO ATTRACT, TRAIN AND RETAIN ADDITIONAL HIGHLY QUALIFIED SALES, MARKETING, MANAGERIAL AND TECHNICAL PERSONNEL, THE COMBINED COMPANIES' BUSINESS MAY SUFFER.

     Autobytel's future success depends on Autobytel's ability to identify, hire, train and retain highly qualified sales, marketing, managerial and technical personnel. In addition, as the combined companies introduce new services, they may need to hire additional personnel. Current and prospective Autoweb employees may experience uncertainty about their future roles with Autobytel and may, as a result, seek other employment. Autobytel may be unable to retain Autobytel and Autoweb management and technical, sales and customer support personnel that are critical to the successful integration of Autobytel and Autoweb, resulting in disruption of operations, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs and otherwise diminishing anticipated benefits of the merger. Competition for such personnel is intense, and Autobytel may not be able to attract, assimilate or retain such personnel in the future. The inability to attract and retain the necessary managerial, technical, sales and marketing personnel could have a material adverse effect on the combined companies' business, results of operations and financial condition.

     Autobytel's business and operations are substantially dependent on the performance of Autobytel's executive officers and key employees, some of whom are employed on an at-will basis and all of whom have worked together for only a short period of time. Autobytel maintains "key person" life insurance in the amount of $3.0 million on the life of Mark W. Lorimer, Autobytel's Chief Executive Officer and President. The loss of the services of Mr. Lorimer or one or more of Autobytel's other executive officers or key employees could have a material adverse effect on the combined companies' business, results of operations and financial condition.

AUTOBYTEL'S INTERNATIONAL EXPANSION MAY REQUIRE COMPLIANCE WITH BURDENSOME REGULATORY, TARIFF AND LICENSING REQUIREMENTS. AUTOBYTEL'S NEED TO COMPLY WITH GOVERNMENTAL REQUIREMENTS MAY ADVERSELY AFFECT ITS ABILITY TO EXPAND ITS BUSINESS.

     Autobytel's licensees have launched Web sites in the United Kingdom, Sweden, The Netherlands, Spain, Australia and Japan. Autobytel intends to expand Autobytel's brand into other foreign markets through licensing its technology, business processes and trade names and by establishing relationships with vehicle dealers and strategic investors located in foreign markets.

     By expanding Autobytel's operations to various other countries, Autobytel may become subject to laws or treaties that regulate the marketing, distribution and sale of motor vehicles. Autobytel will need to spend its resources to determine whether the laws of the countries in which Autobytel seeks to operate require Autobytel to modify, or prohibit the use of, Autobytel's system. In addition, the laws of other countries may impose licensing, bonding or similar requirements on Autobytel as a condition to doing business in these countries.

AUTOBYTEL MAY NOT BE SUCCESSFUL IN EXPANDING ITS BUSINESS ABROAD, WHICH MAY LIMIT THE COMBINED COMPANIES' FUTURE GROWTH.

     Autobytel has had limited experience in providing its service abroad and Autobytel cannot be certain that it will be successful in introducing or marketing its services abroad. In addition, there are risks inherent in conducting business in international markets, such as:

     - changes in political conditions;

     - regulatory requirements, including with respect to the sale, marketing and distribution of motor vehicles and related products and services;

     - potentially weaker intellectual property protections;

     - tariffs and other trade barriers, fluctuations in currency exchange rates, or potentially adverse tax consequences;

     - difficulties in managing or overseeing foreign operations; and

     - educating consumers and dealers who may be unfamiliar with the benefits of online marketing and commerce.

     One or more of such factors may have a material adverse effect on the combined companies' current or future international operations and, consequently, on their business, results of operations and financial condition.

AUTOBYTEL'S FOUNDERS, OFFICERS AND DIRECTORS AND THEIR AFFILIATES AND AUTOWEB'S OFFICERS AND DIRECTORS WILL HAVE SUBSTANTIAL CONTROL OF AUTOBYTEL'S VOTING STOCK AFTER THE MERGER IS COMPLETED AND WILL HAVE THE ABILITY TO SIGNIFICANTLY INFLUENCE AND IN ALL LIKELIHOOD MAKE DECISIONS THAT COULD ADVERSELY AFFECT STOCKHOLDERS AND AUTOBYTEL'S STOCK PRICE AFTER THE MERGER.

     The continued control of a large amount of Autobytel's stock by insiders after the merger could have an adverse effect on the market price of Autobytel's common stock. As of March 31, 2001, Autobytel's executive officers and directors beneficially own or control approximately 4.0 million shares or 17.9% of the outstanding shares of Autobytel's common stock. In addition, as of such date, based on information available to Autobytel, Autobytel's founders, Peter Ellis and John Bedrosian, beneficially own or control approximately 7.8% and 12.3%, respectively, of the outstanding shares of Autobytel's common stock. Also,

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as of March 31, 2001, Autoweb's executive officers and directors beneficially own or control approximately 10,100,378 shares or 33.1% of the outstanding shares of Autoweb's common stock. If the merger were to be completed today, these shares would be converted into 3,588,664 shares or 17.6% of the outstanding shares of Autobytel's common stock and the shares held by Autobytel's officers and directors and their affiliates would represent [ ]% of the outstanding shares of Autobytel's common stock. Autobytel's officers, directors, founders and their affiliates, and Autoweb's officers and directors, assuming they vote together, have the ability to significantly influence and substantially control the election of Autobytel's board of directors and the outcome of corporate actions requiring stockholder approval, including mergers and other changes of corporate control, going private transactions and other extraordinary transactions.

AUTOBYTEL IS UNCERTAIN OF ITS ABILITY TO OBTAIN ADDITIONAL FINANCING FOR THE FUTURE CAPITAL NEEDS OF THE COMBINED COMPANIES. IF AUTOBYTEL IS UNABLE TO OBTAIN ADDITIONAL FINANCING, IT MAY NOT BE ABLE TO CONTINUE TO OPERATE THE COMBINED BUSINESS.

     Autobytel currently anticipates that the combined companies' cash, cash equivalents and short-term investments will be sufficient to meet their working capital and other cash requirements at least for the next twelve months. Autobytel may need to raise additional funds in order to fund rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. There can be no assurance that additional financing will be available on terms favorable to Autobytel, or at all. If adequate funds are not available or are not available on acceptable terms, Autobytel's ability to fund expansion, take advantage of additional potential acquisition opportunities, develop or enhance services or products or respond to competitive pressures would be significantly limited. Such limitation could have a material adverse effect on the combined companies' business, results of operations, financial condition and prospects.

AUTOBYTEL'S CERTIFICATE OF INCORPORATION AND BY-LAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A THIRD PARTY FROM ACQUIRING AUTOBYTEL OR LIMIT THE PRICE THIRD PARTIES ARE WILLING TO PAY FOR AUTOBYTEL'S STOCK.

     Provisions of Autobytel's amended and restated certificate of incorporation and bylaws relating to Autobytel's corporate governance could make it difficult for a third party to acquire Autobytel and could discourage a third party from attempting to acquire control of Autobytel. These provisions allow Autobytel to issue preferred stock with rights senior to those of the common stock without any further vote or action by the stockholders. These provisions provide that the board of directors is divided into three classes, which may have the effect of delaying or preventing changes in control or change in Autobytel's management because less than a majority of the board of directors are up for election at each annual meeting. In addition, these provisions impose various procedural and other requirements which could make it more difficult for stockholders to effect corporate actions such as a merger, asset sale or other change of control of Autobytel. Such charter provisions could limit the price that certain investors might be willing to pay in the future for shares of Autobytel's common stock and may have the effect of delaying or preventing a change in control. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of the common stock.

     Autobytel is also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns or did own 15% or more of the corporation's voting stock.

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AUTOBYTEL, INCLUDING AUTOWEB, MAY BE PARTICULARLY AFFECTED BY GENERAL ECONOMIC
CONDITIONS DUE TO THE NATURE OF THE AUTOMOTIVE INDUSTRY.

     The economic strength of the automotive industry significantly impacts the revenues Autobytel and Autoweb derive, and will impact the revenues the combined companies will derive, from dealers, vehicle manufacturers and other strategic partners, advertising revenues and consumer traffic to their Web sites. The automotive industry is cyclical, with vehicle sales fluctuating due to changes in national and global economic forces. Purchases of vehicles are typically discretionary for consumers and may be particularly affected by negative trends in the general economy. The success of the combined companies after the merger depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions, and perceptions of such conditions by consumers, affecting disposable consumer income, such as employment, wages and salaries, business conditions and interest rates in regional and local markets.

     In addition, because the purchase of a vehicle is a significant investment and is relatively discretionary, any reduction in disposable income in general or a general increase in interest rates or a general tightening of lending may affect Autobytel, including Autoweb, more significantly than companies in other industries.

     While 1999 and 2000 were record years for the automotive industry in general in terms of volume of new vehicles sold, during 2001 the automotive industry will likely experience significant fall-off in demand for new vehicles. Autobytel cannot assure that the combined business will not be materially adversely affected as a result of an industry or general economic downturn.

CURRENT AND FUTURE GOVERNMENT REGULATIONS MAY RESULT IN ADMINISTRATIVE MONETARY FINES, PENALTIES OR TAXES THAT MAY REDUCE THE COMBINED COMPANIES' FUTURE EARNINGS AND HARM THE COMBINED COMPANIES' BUSINESS.

     Although there are currently few laws or regulations that apply directly to the Internet, a number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including, but not limited to, online content, user privacy, taxation, access charges, liability for third-party activities and jurisdiction. It is uncertain how existing laws will be applied to the Internet. The adoption of new local, state, national or international laws or regulations may decrease the growth of Internet usage or the acceptance of Internet commerce which could, in turn, decrease the demand for Autobytel's services, including the Autoweb services, and increase costs or otherwise have a material adverse effect on the combined companies' business, results of operations and financial condition. The applications of existing laws and regulations relating to issues such as user privacy, defamation, pricing, taxation, promotions, content regulation, intellectual property ownership and infringement can be unclear. Any existing or new legislation applicable to the combined companies could expose them to substantial liability, including significant expenses necessary to comply with such laws and regulations.

     The tax treatment of the Internet and e-commerce is currently unsettled. A number of proposals have been made at the federal, state and local levels and by certain foreign governments that could impose taxes on the sale of goods and services and certain other Internet activities. The Internet Tax Freedom Act, signed into law in October 1998, placed a three-year moratorium on new state and local taxes on Internet commerce. Autobytel cannot assure that future laws imposing taxes or other regulations on commerce over the Internet would not substantially impair the growth of e-commerce and the growth of Autobytel's and Autoweb's combined business.

IF CONSUMERS DO NOT ADOPT INTERNET COMMERCE AS A MAINSTREAM MEDIUM OF COMMERCE OR IF AUTOMOTIVE INDUSTRY PARTICIPANTS RESIST THE ROLE OF THIRD-PARTY SERVICES, THE COMBINED COMPANIES' REVENUES MAY NOT GROW AND THEIR EARNINGS MAY SUFFER.

     After the merger, the success of Autobytel's services, including the Autoweb services, will continue to depend upon the adoption of the Internet by consumers and dealers as a mainstream medium for commerce and/or the willingness of automotive manufacturers to cooperate with third party services.

While Autobytel believes that its services, and Autoweb's services, offer significant advantages to consumers and dealers, there can be no assurance that widespread acceptance of Internet commerce in general, or of Autobytel's and Autoweb's services in particular, will occur or that automotive companies will continue to accept a role for third-party services such as Autobytel and Autoweb. Autobytel's business model assumes that consumers and dealers who have historically relied upon traditional means of commerce to purchase or lease vehicles, and to procure vehicle financing and insurance, will accept new methods of conducting business and exchanging information and that automotive manufacturers will accept, rather than resist, a role for all make, all model, third-party sites such as Autoweb.com and Autobytel.com which invite comparisons. If the market for third-party Internet-based vehicle marketing services fails to develop further, develops slower than expected, faces opposition or becomes saturated with competitors, or if the combined companies' services do not achieve market acceptance, their business, results of operations and financial condition will be materially and adversely affected.

INTERNET-RELATED ISSUES MAY REDUCE OR SLOW THE GROWTH IN THE USE OF AUTOBYTEL'S OR AUTOWEB'S SERVICES IN THE FUTURE.

     Critical issues concerning the commercial use of the Internet, such as, ease of access, security, reliability, cost, and quality of service, remain unresolved and may impact the growth of Internet use. If Internet usage continues to increase rapidly, the Internet infrastructure may not be able to support the demands placed on it by this growth, and its performance and reliability may decline. The recent growth in Internet traffic has caused frequent periods of decreased performance, outages and delays. Autobytel's ability to increase the speed with which the combined companies provide services to consumers and to increase the scope and quality of such services is limited by and dependent upon the speed and reliability of the Internet, which is beyond Autobytel's control. If periods of decreased performance, outages or delays on the Internet occur frequently, overall Internet usage or usage of Autobytel's Web sites, including Autoweb's sites, could increase more slowly or decline.

IF AUTOBYTEL IS UNABLE TO KEEP PACE WITH ADVANCES IN TECHNOLOGY, CONSUMERS MAY STOP USING THE COMBINED COMPANIES' SERVICES AND REVENUES WILL DECREASE.

     The Internet and electronic commerce markets are characterized by rapid technological change, changes in user and customer requirements, frequent new service and product introductions embodying new technologies and the emergence of new industry standards and practices that could render Autobytel's or Autoweb's existing Web sites and technology obsolete. These market characteristics are exacerbated by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. If Autobytel is unable to adapt to changing technologies, the combined companies' business, results of operations and financial condition could be materially and adversely affected.

     Autobytel's performance after the merger will depend, in part, on its ability to continue to enhance Autobytel's and Autoweb's existing services, develop new technology that addresses the increasingly sophisticated and varied needs of prospective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of Autobytel's Web sites, Dealer Real Time and iManager systems, Autoweb's technology and other proprietary technology entails significant technical and business risks. Autobytel may not be successful in using new technologies effectively or adapting its technology, Autoweb's technology or other proprietary technology to customer requirements or to emerging industry standards. In addition, the widespread adoption of developing multimedia-enabling technologies could require fundamental and costly changes in its technology and affect the nature, viability and measurability of Internet-based advertising, which could adversely affect the combined companies' business, results of operations and financial condition.

AUTOBYTEL IS VULNERABLE TO ELECTRICITY BLACKOUTS AND COMMUNICATIONS SYSTEM INTERRUPTIONS BECAUSE THE MAJORITY OF AUTOBYTEL'S PRIMARY SERVERS ARE LOCATED IN A SINGLE LOCATION, AND AUTOWEB'S SERVERS ARE ALSO VULNERABLE TO SUCH INTERRUPTIONS. IF ELECTRICITY OR COMMUNICATIONS TO AUTOBYTEL'S OR AUTOWEB'S SERVERS WERE INTERRUPTED, THE COMBINED COMPANIES' OPERATIONS COULD BE ADVERSELY AFFECTED.

     Autobytel presently hosts the majority of Autobytel's production Web sites including Autobytel.com, Dealer Real Time and iManager systems at Autobytel's corporate headquarters in Irvine, California. The Autoweb and Carsmart Web sites are hosted by a third party service provider. Although offsite backup servers are available from outside sources, primary servers located at Autobytel's corporate headquarters are vulnerable to interruption by damage from fire, earthquake, flood, power loss, telecommunications failure, break-ins and other events beyond Autobytel's control. In the event that Autobytel or Autoweb experiences significant system disruptions, their business, results of operations and financial condition would be materially and adversely affected. Autobytel has, from time to time, experienced periodic systems interruptions and anticipates that such interruptions will occur in the future. As a result of a variety of factors, available electricity supply in California is not sufficient to meet demand at all times in some areas, and these constraints are projected to continue for several years. The supply constraints have been managed, and will likely continue to be managed, by a combination of obtaining additional supplies, requested conservation, interruption of certain customers whose rates include that possibility, and as a last resort, interruption of some or all customers in certain areas through "rolling blackouts." Relieving the supply constraints is likely to cause increases in the retail rates to be paid. To date, neither Autobytel nor Autoweb has been significantly affected by rolling blackouts or other interruptions in service related to the constraints on supply and Autobytel has a backup generator available to protect itself against rolling blackouts that last for a limited amount of time. Autoweb's and CarSmart's service provider maintains backup generation capability, however, recently the provider suffered a power disruption that caused its backup system to fail. This outage did not have a material adverse effect on Autoweb or CarSmart. Autobytel maintains business interruption insurance which pays up to $6 million for the actual loss of business income sustained due to the suspension of operations as a result of direct physical loss of or damage to property at Autobytel's offices. However, in the event of a prolonged interruption, this business interruption insurance may not be sufficient to fully compensate Autobytel for the resulting losses to the combined companies.

AUTOBYTEL'S COMPUTER INFRASTRUCTURE MAY BE VULNERABLE TO SECURITY BREACHES. ANY SUCH PROBLEMS COULD JEOPARDIZE CONFIDENTIAL INFORMATION TRANSMITTED OVER THE INTERNET, CAUSE INTERRUPTIONS IN AUTOBYTEL'S OPERATIONS OR CAUSE AUTOBYTEL TO HAVE LIABILITY TO THIRD PERSONS.

     Autobytel's computer infrastructure, including the Autoweb infrastructure, is potentially vulnerable to physical or electronic computer break-ins, viruses and similar disruptive problems and security breaches. Any such problems or security breaches could cause Autobytel or Autoweb to have liability to one or more third parties and disrupt all or part of their operations after the merger. Any of these events would have a material adverse effect on the combined companies' business, results of operations and financial condition. A party who is able to circumvent security measures could misappropriate proprietary information, jeopardize the confidential nature of information transmitted over the Internet or cause interruptions in the combined companies' operations. Concerns over the security of Internet transactions and the privacy of users could also inhibit the growth of the Internet in general, particularly as a means of conducting commercial transactions. To the extent that Autobytel's or Autoweb's activities or those of third party contractors involve the storage and transmission of proprietary information such as personal financial information, security breaches could expose them to a risk of financial loss, litigation and other liabilities. Autobytel may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Any well-publicized compromise of security could deter people from using the Web to conduct transactions that involve transmitting confidential information such as credit card information or downloading sensitive materials, which would cause Autobytel's business, results of operations and financial condition to suffer. Autobytel's insurance does not currently protect, and after the merger is not expected to protect, against such losses.

AUTOBYTEL MAY INCUR LIABILITY FOR RETRIEVING AND TRANSMITTING INFORMATION OVER THE INTERNET.

     The combined companies could face liability for information retrieved from or transmitted over the Internet and liability for products sold over the Internet. This could include liability with respect to third-party information that may be accessible through Autobytel's Web sites, including the Autoweb sites, links or car review services. Such claims might assert, among other things, that, by directly or indirectly providing links to Web sites operated by third parties, Autobytel should be liable for copyright or trademark infringement or other wrongful actions by such third parties through such Web sites. It is also possible that, if any third-party content information provided on Autobytel Web sites, including the Autoweb sites, contains errors, consumers could make claims against Autobytel for losses incurred in reliance on such information.

     Autobytel and Autoweb also enter into agreements with other companies under which any revenue that results from the purchase of services through direct links to or from their Web sites is shared. Such arrangements may expose the combined companies to additional legal risks and uncertainties, including local, state, federal and foreign government regulation and potential liabilities to consumers of these services, even if they do not provide the services themselves. Autobytel cannot assure that any indemnification provided in Autobytel's or Autoweb's agreements with these parties, if available, will be adequate.

     Even to the extent such claims do not result in liability to the combined companies, they could incur significant costs in investigating and defending against such claims. The imposition after the merger, of potential liability for information carried on or disseminated through Autobytel's system could require measures to reduce exposure to such liability, which might require the expenditure of substantial resources or limit the attractiveness of Autobytel's services to consumers, dealers, and others.

     Autobytel's and Autoweb's general liability insurance and Autoweb's communications liability insurance may not cover all potential claims to which they are exposed and will be exposed after the merger and may not be adequate to indemnify for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the combined companies' post-merger business, results of operations and financial condition.

MISAPPROPRIATION OF AUTOBYTEL'S OR AUTOWEB'S INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS COULD IMPAIR AUTOBYTEL'S POST-MERGER COMPETITIVE POSITION.

     Autobytel's and Autoweb's ability to compete depends upon proprietary systems and technology. While both companies rely on trademark, trade secret and copyright law, confidentiality agreements and technical measures to protect proprietary rights, Autobytel believes that the technical and creative skills of personnel, continued development of proprietary systems and technology, brand name recognition and reliable Web site maintenance are more essential in establishing and maintaining a leadership position and strengthening Autobytel's post-merger brands. Despite Autobytel's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of Autobytel's services or to obtain and use information that Autobytel regards as proprietary. Policing unauthorized use of Autobytel's proprietary rights is difficult.

     Autobytel cannot assure that the steps taken by Autobytel will prevent misappropriation of technology or that the agreements entered into for that purpose will be enforceable. Misappropriation of Autobytel's or Autoweb's intellectual property or potential litigation could have a material adverse effect on the combined companies' post-merger business, results of operations and financial condition. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which Autobytel's post-merger products and services are made available online. In addition, litigation may be necessary in the future to enforce or protect Autobytel's intellectual property rights or to defend against claims or infringement or invalidity. As part of their confidentiality procedures, Autobytel and Autoweb generally enter into agreements with their employees and consultants and limit access to trade secrets and technology.

AUTOBYTEL FACES RISKS OF CLAIMS FROM THIRD PARTIES RELATING TO INTELLECTUAL PROPERTY THAT COULD HARM ITS POST-MERGER BUSINESS.

     As part of their business, Autobytel and Autoweb make Internet services and content available to their customers. This creates the potential for claims to be made against Autobytel or Autoweb, either directly or through contractual indemnification provisions with partners. Any claims could result in costly litigation, divert management's attention and resources, cause delays in releasing new or upgrading existing services or require Autobytel to enter into royalty or licensing agreements after the merger. These claims might, for example, be made for defamation, negligence, patent, copyright or trademark infringement, personal injury, breach of contract, unfair competition, false advertising, invasion of privacy or other legal theories based on the nature, content or copying of these materials. Liability, particularly if not covered by Autobytel's or Autoweb's insurance or in excess of Autobytel's or Autoweb's insurance coverage, could damage the post-merger business. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online services. Although Autobytel and Autoweb carry general liability insurance, which is expected to be the practice after the merger, insurance may not cover claims of these types or may be inadequate to indemnify Autobytel for all liability that may be imposed.

     Litigation regarding intellectual property rights is common in the Internet and software industries. Autobytel expects that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in Autobytel's industry segment grows and the functionality of products in different industry segments overlaps. There can be no assurance that Autobytel's services (including, after the merger, Autoweb's services) do not infringe on the intellectual property rights of third parties.

AUTOBYTEL AND AUTOWEB OR THEIR COMBINED BUSINESSES COULD BE ADVERSELY AFFECTED BY LITIGATION.

     From time to time, Autobytel and Autoweb are involved in various legal proceedings arising from the normal course of their business activities. In addition, in April and May 2001, ______ purported class action lawsuits were filed in the United States District Court for the Southern District of New York against Autoweb, some of Autoweb's current and former directors and officers and the underwriters involved in Autoweb's initial public offering. The complaints allege violations of the Securities Act of 1933 and of the Securities Exchange Act of 1934 involving alleged undisclosed compensation to the underwriters and seek unspecified damages. Also, Autobytel is a defendant in two state court
lawsuits described on page   . Autobytel and Autoweb believe that they have
meritorious defenses to the complaints and intend to vigorously defend the actions; however, this and other litigation, even if not meritorious, could result in substantial costs and diversion of resources and management attention and an adverse outcome in litigation could materially affect the combined companies' business, results of operations and financial condition.

IF AUTOBYTEL OR THE INTERNET INFRASTRUCTURE IS UNABLE TO HANDLE AN UNEXPECTEDLY LARGE INCREASE IN VOLUME OF CONSUMERS USING AUTOBYTEL'S WEB SITES, AUTOBYTEL CANNOT ASSURE ITS CONSUMERS OR DEALERS THAT PURCHASE REQUESTS WILL BE EFFICIENTLY PROCESSED AND AUTOBYTEL'S POST-MERGER BUSINESS MAY SUFFER.

     If the Internet continues to experience significant growth in the number of users and the level of use, then the Internet infrastructure may not be able to continue to support the demands placed on it by such potential growth. The Internet may not prove to be a viable commercial medium because of inadequate development of the necessary infrastructure, timely development of complementary products such as high speed modems, delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity or increased government regulation.

     An unexpectedly large increase in the volume or pace of traffic on Autobytel's Web sites, including increases arising from the number of orders placed by Autoweb customers, may require Autobytel to expand and further upgrade Autobytel's technology, transaction-processing systems and network infrastructure. Autobytel may not be able to accurately project the rate or timing of increases, if any, in the use of its Web sites, including Autoweb Web sites, or expand and upgrade Autobytel's systems and infrastructure to accommodate such increases. In addition, Autobytel cannot assure that its dealers will efficiently process purchase requests.

EVOLVING GOVERNMENT REGULATIONS MAY REQUIRE FUTURE LICENSING WHICH COULD INCREASE ADMINISTRATIVE COSTS OR ADVERSELY AFFECT AUTOBYTEL'S REVENUES.

     In a regulatory climate that is uncertain, Autobytel's and Autoweb's operations may be subject to direct and indirect adoption, expansion or reinterpretation of various domestic and foreign laws and regulations. Compliance with these future laws and regulations may require Autobytel to obtain appropriate licenses at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, thereby potentially reducing the combined companies' future results of operations.

     Autobytel has identified what Autobytel believes are the areas of domestic government regulation, which if changed, would be costly to the combined companies. These laws and regulations include franchise laws, motor vehicle brokerage licensing laws, insurance licensing laws, financial services law and motor vehicle dealership licensing laws, which are or may be applicable to aspects of Autobytel's business. There could be laws and regulations applicable to the combined companies' business which Autobytel has not identified or which, if changed, may be costly.

     The introduction of new services and expansion of Autobytel's operations to foreign countries may require Autobytel to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate business licenses, filing of bonds, appointment of foreign agents and periodic business reporting activity. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of Autobytel's products or services from being offered in a particular foreign country, thereby having an adverse affect on the combined companies' results of operations.

CHANGING LEGISLATION IN THE AUTOMOTIVE INDUSTRY COULD REQUIRE INCREASED REGULATORY AND LOBBYING COSTS AND MAY HARM THE COMBINED COMPANIES' BUSINESS.

     Autobytel's and Autoweb's purchasing services may result in changing the way vehicles are sold which may be viewed as threatening by new and used vehicle dealers who do not subscribe to Autobytel's or Autoweb's services. Such businesses are often represented by influential lobbying organizations, and such organizations or other persons may propose legislation which could impact the evolving marketing and distribution model which Autobytel's or Autoweb's services promote. Should current laws be changed or new laws passed, Autobytel's business, results of operations and financial condition could be materially and adversely affected. As Autobytel introduces new services, it may need to comply with additional licensing regulations and regulatory requirements.

     To date, neither Autobytel nor Autoweb has spent significant resources on lobbying or related government affairs issues but Autobytel may need to do so in the future. A significant increase in the amount Autobytel spends on lobbying or related activities would have a material adverse effect on the combined companies' results of operations and financial condition.

IF FEDERAL OR STATE FRANCHISE LAWS APPLY TO THE COMBINED COMPANIES, THEY MAY BE REQUIRED TO MODIFY OR ELIMINATE THEIR MARKETING PROGRAMS, WHICH MAY CAUSE THE COMBINED COMPANIES' REVENUES TO DECREASE AND THEIR BUSINESS TO SUFFER.

     Autobytel believes that neither the combined companies' relationship with their dealers nor their dealer subscription agreements constitute "franchises" under federal or state franchise laws and that neither Autobytel nor Autoweb is subject to the coverage of state motor vehicle dealer licensing laws. Through a subsidiary, Autobytel is licensed as a motor vehicle dealer and broker. However, if any state's regulatory requirements relating to franchises or Autobytel's or the combined companies' method of business impose additional requirements on them or include them within an industry-specific regulatory scheme, they may be required to modify their marketing programs in such states in a manner which undermines the programs' attractiveness to consumers or dealers. If the combined companies become subject to fines or other penalties or if they determine that the licensing and related requirements are overly burdensome, they may elect to terminate operations in such state. In each case, the combined companies' revenues may decline and their business, results of operations and financial condition could be materially and adversely affected.

     A federal court of appeals in Michigan has ruled that Autobytel's dealer subscription agreement is not a "franchise" under Michigan law. However, if the combined companies' relationship or written agreement with their dealers were found to be a "franchise" under federal or state franchise laws, then Autobytel could be subject to other regulations, such as franchise disclosure and registration requirements and limitations on Autobytel's ability to effect changes in their relationships with their dealers. Autobytel also believes that Autobytel's and Autoweb's dealer marketing services do not qualify as an automobile brokerage activity and, therefore, state broker licensing requirements do not apply to Autobytel or Autoweb. Through a subsidiary, Autobytel is licensed as a motor vehicle dealer and broker. In response to Texas Department of Transportation concerns, Autobytel and Autoweb modified their marketing programs in that state to include a pricing model under which all dealers in Texas are charged uniform fees based on the population density of their particular geographic area and to make their programs open to all dealers who wish to apply.

IF FINANCIAL BROKER AND INSURANCE LICENSING REQUIREMENTS APPLY TO THE COMBINED COMPANIES IN STATES WHERE THEY ARE NOT CURRENTLY LICENSED, THEY WILL BE REQUIRED TO OBTAIN ADDITIONAL LICENSES AND THEIR BUSINESS MAY SUFFER.

     State regulatory requirements may include Autobytel or Autoweb within an industry-specific regulatory scheme, such as those for vehicle insurance or vehicle financing industries. In the event that individual states' regulatory requirements change or additional requirements are imposed on the combined company after the merger, Autobytel may be required to modify aspects of the combined companies' business in those states in a manner that might undermine the attractiveness of the purchase process to consumers, dealers, vehicle manufacturers or advertisers or require Autobytel to terminate the combined companies' operations in that state, either of which could have a material adverse effect on the combined companies' business, results of operations and financial condition.

     Autobytel provides a link on some of Autobytel's Web sites so consumers can receive real time quotes for insurance coverage from Channelpoint Corporation and submit quote applications online. Participants in the program include The Hartford (Hartford Financial Services Group, Inc.), The GE Auto Insurance Program and Ekemper. Autoweb has similar programs. Autobytel and Autoweb receive fees from such participants in connection with this advertising activity.

     Autobytel does not believe that the above activities require Autobytel or Autoweb to be licensed under state insurance laws. The use of the Internet in the marketing of insurance products, however, is a relatively new practice. It is not clear whether or to what extent state insurance licensing laws apply to activities similar to Autobytel's or Autoweb's. Given these uncertainties, Autobytel currently holds, through a wholly-owned subsidiary, insurance agent licenses or is otherwise authorized to transact insurance in 47 states and the District of Columbia.

     Due to the complexity, periodic modification and differing interpretations of these laws, Autobytel or Autoweb may not always be in compliance with all of these laws. Failure to comply with these numerous laws could result in fines, additional licensing requirements or the revocation of Autobytel's license in a particular jurisdiction or jurisdictions. These penalties could significantly increase the combined companies' general operating expenses and harm their business. In addition, even if the allegations in any regulatory action against Autobytel or Autoweb turned out to be false, negative publicity relating to any allegations could result in a loss of consumer confidence and significant damage to Autobytel's brands. Autobytel believes that because many consumers and insurance companies are not yet comfortable with the concept of purchasing insurance online, the publicity relating to any regulatory or legal issues would harm the combined companies' business.

     As a company that expects to offer its customers the opportunity to purchase insurance over the Internet, Autobytel expects to be subject to additional regulatory risks, as insurance regulations have not been fully modified to cover Internet transactions. Currently, many state insurance regulators are exploring the need for specific regulation of insurance sales over the Internet. Any new regulation could dampen the growth of the Internet as a means of providing insurance services. This could materially and adversely affect the combined companies' business, results of operations and financial condition.

THE PUBLIC MARKET FOR AUTOBYTEL'S COMMON STOCK MAY CONTINUE TO BE VOLATILE, ESPECIALLY SINCE MARKET PRICES FOR INTERNET-RELATED AND TECHNOLOGY STOCKS HAVE OFTEN BEEN UNRELATED TO OPERATING PERFORMANCE.

     Autobytel cannot assure that an active trading market will be sustained or that the market price of its common stock will not decline.

     Recently, the stock market in general and the shares of Internet companies in particular have experienced significant price fluctuations. The market price of Autobytel's common stock is expected to continue to be highly volatile and could be subject to wide fluctuations in response to factors such as:

     - actual or anticipated variations in Autobytel's annual or quarterly operating results;

     - Autobytel's historical and anticipated operating metrics such as the number of subscribing dealers, the visitors to Autobytel's Web sites and the frequency with which they transact;

     - announcements of new product or service offerings;

     - technological innovations;

     - competitive developments, including actions by automotive manufacturers;

     - changes in financial estimates by securities analysts;

     - conditions and trends in the Internet and electronic commerce industries;

     - adoption of new accounting standards affecting the technology or automotive industry; and

     - general market conditions and other factors.

     Further, the stock markets, and in particular the Nasdaq National Market on which Autobytel's common stock is traded, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and have often been unrelated or disproportionate to the operating performance of such companies. These broad market factors have and may continue to adversely affect the market price of Autobytel's common stock. In addition, general economic, political and market conditions such as recessions, interest rates or international currency fluctuations, may adversely affect the market price of the common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against companies with publicly traded securities. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on Autobytel's business, results of operations and financial condition.

IF AUTOBYTEL IS UNABLE TO MAINTAIN ITS NASDAQ NATIONAL MARKET LISTING, THE LIQUIDITY OF AUTOBYTEL'S COMMON STOCK WOULD BE SERIOUSLY LIMITED.

     Autobytel cannot assure that it will be able to comply with the minimum bid price requirement for continued listing on the Nasdaq National Market. In the event Autobytel's shares are delisted from the Nasdaq National Market, Autobytel anticipates that it would attempt to have its common stock traded on the NASD over-the counter Bulletin Board. If Autobytel's common stock is delisted, it would seriously limit the liquidity of its common stock and limit Autobytel's potential to raise future capital through the sale of its common stock, which could have a material adverse effect on Autobytel's business.

SALES OR THE PERCEPTION OF FUTURE SALES OF AUTOBYTEL'S COMMON STOCK MAY DEPRESS AUTOBYTEL'S STOCK PRICE. SINCE THE MARKET PRICES FOR INTERNET-RELATED STOCKS ARE LIKELY TO REMAIN VOLATILE, AUTOBYTEL'S STOCK PRICE MAY BE MORE ADVERSELY AFFECTED THAN THE STOCK PRICE OF OTHER COMPANIES BY SUCH FUTURE SALES.

     Sale of substantial numbers of shares of common stock in the public market could adversely affect the market price of Autobytel's common stock and make it more difficult for Autobytel to raise funds through equity offerings in the
future. Of the [            ] shares of Autobytel common stock that were
outstanding as of [            ], 2001, approximately [            ] million
shares are eligible for sale in the public market without restriction and
approximately [            ] million shares are subject to restrictions on sale
in the public market in accordance with the provisions of Rule 144 under the
Securities Act of 1933. In addition, holders of approximately [     ] million
shares of common stock are entitled to certain registration rights with respect to such shares until such time as the holders of such common stock may sell such
shares under Rule 144 of the Securities Act. There are approximately [     ]
million shares of Autoweb common stock that were outstanding on [       ] 2001.
If the merger were to be completed today, approximately [     ] million shares
of Autobytel common stock would be issued to the Autoweb shareholders, of which
approximately [     ] million shares would be subject to the volume limitations of Rule 144 by virtue of Rule 145.

ADDITIONAL FACTORS TO CONSIDER IF THE MERGER IS NOT COMPLETED

     If the merger is not completed for any reason, Autoweb will be subject to a number of material risks, including:

     - the provision in the merger agreement that Autoweb could be required to pay Autobytel a termination fee of up to $1 million and/or that Autoweb could be required to reimburse Autobytel for costs and expenses incurred in connection with the merger;

     - the market price of Autoweb common stock may decline to the extent that the current market price of such shares may reflect a market assumption that the merger will be completed;

     - costs related to the merger, such as legal and accounting fees and a portion of the investment banking fees, must be paid even if the merger is not completed;

     - benefits that Autoweb expects to realize from the merger, such as the potentially enhanced financial and competitive position of the combined companies, would not be realized;

     - the diversion of management attention from day-to-day business, and the potential to disrupt employees and relationships with customers and dealers during the period before consummation of the merger, may affect the financial and market position of Autoweb if the merger does not occur; and

     - if the merger is terminated and the Autoweb board of directors seeks another merger or business combination, Autoweb stockholders cannot be certain that Autoweb will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid by Autobytel in the merger.

     Additionally, failing to complete the merger could adversely affect Autoweb's continued listing on the Nasdaq National Market.

     In considering these factors, stockholders should be aware that either Autobytel or Autoweb can terminate the merger for various reasons, as discussed
on page   .

        UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

OVERVIEW

     On April 11, 2001, Autobytel entered into an agreement to acquire Autoweb in a merger transaction. As part of the merger, a separately formed Delaware corporation, Autobytel Acquisition I Corp., will be merged with and into Autoweb. The separate corporate existence of Autobytel Acquisition I Corp. shall cease and Autoweb will continue as the surviving corporation and become a wholly owned subsidiary of Autobytel.

     The accompanying unaudited pro forma consolidated condensed balance sheet assumes that the merger took place as of March 31, 2001. The unaudited pro forma consolidated condensed balance sheet combines the unaudited consolidated balance sheet of Autobytel as of March 31, 2001 and the unaudited balance sheet of Autoweb as of March 31, 2001.

     The accompanying unaudited pro forma consolidated condensed statements of operations present the consolidated statement of operations of Autobytel for the three months ended March 31, 2001 and the audited statement of operations for the year ended December 31, 2000 combined with Autoweb's unaudited statement of operations for the three months ended March 31, 2001 and audited statement of operations for the year ended December 31, 2000. The unaudited pro forma consolidated condensed statements of operations give effect to the merger as if it had occurred as of January 1, 2000.

     The unaudited pro forma consolidated condensed balance sheet and statements of operations are not necessarily indicative of the financial position and operating results that would have been achieved had the transaction been in effect as of the dates indicated and should not be construed as being a representation of the financial position or future operating results of the combined company.

     The unaudited pro forma consolidated condensed financial information should be read in conjunction with the audited consolidated financial statements and related notes of Autobytel and Autoweb included elsewhere in this joint proxy statement/prospectus.

THE MERGER

     The merger will be structured as a stock-for-stock exchange. Autobytel will issue 0.3553 shares of Autobytel common stock, par value $0.001 per share, for each share of Autoweb common stock outstanding as of the effective date of the merger. The merger is expected to be accounted for as an acquisition under the purchase method of accounting for business combinations with an estimated purchase price of $16.3 million.

     The pro forma adjustments are based on currently available information and certain assumptions that Autobytel's management believes are reasonable. Pro forma adjustments for the merger include:

     - The preliminary purchase price allocation based on management's current estimates of the fair realizable value of Autoweb's net assets, based on the estimated 10.5 million shares of Autobytel common stock to be issued which are valued at $14.3 million and the $2 million transaction costs paid by Autobytel for a total estimated value of $16.3 million.

     - The incurrence of approximately $4.2 million in estimated combined transaction costs, including investment banking, legal, accounting and registration fees.

     - The elimination of unamortized goodwill recorded by Autoweb from previous acquisitions.

     - The estimated exit costs of anticipated facilities integration, personnel costs, and other expenses directly related to the contemplated consolidation of significant operations of the merged companies.

     Management expects that the strategic benefits of the merger will result in incremental revenue and expense saving opportunities for the combined companies. Those opportunities include, but are not limited to, the ability to cross-promote the combined companies' products and services, the ability to offer consumers an expanded array of services and the ability to service the broader customer base in a more cost effective manner. However, such incremental revenues and cost savings have not been reflected in the accompanying pro forma consolidated condensed statements of operations presented herein.

     Under the purchase method of accounting, the estimated cost of approximately $16.3 million to acquire Autoweb, including transaction costs incurred by Autobytel, will be allocated to its underlying net assets in proportion to their respective fair values. Any excess of the purchase price over the estimated fair value of the net assets acquired will be recorded as goodwill. A preliminary allocation of the excess of the purchase price, including transaction costs, over the book value of the net assets to be acquired has been made to goodwill.

     At this time, the work needed to provide the basis for estimating these fair values and the related amortization period has not been completed. As a result, the final allocation of the excess purchase price over the book value of the net assets acquired could differ materially. The pro forma consolidated condensed financial statements reflect a preliminary allocation to goodwill assuming a weighted-average amortization period of fifteen years. The final purchase price allocation may result in a different weighted-average amortization period than that presented. Accordingly, a change in the amortization period would impact the amount of annual amortization expense.

                 PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                                 MARCH 31, 2001
                             (AMOUNTS IN THOUSANDS)
                                  (UNAUDITED)

                                     ASSETS

                                                                            PRO FORMA       AUTOBYTEL
                                            AUTOBYTEL(A)    AUTOWEB(B)    ADJUSTMENTS(C)    PRO FORMA
                                            ------------    ----------    --------------    ---------
Current assets:
  Cash and cash equivalents...............    $ 75,082       $ 13,191       $      --       $ 88,273
  Accounts receivable, net................       7,405          8,545          (1,000)        14,950
  Prepaid expenses and other current
     assets...............................       3,481          5,716              --          9,197
                                              --------       --------       ---------       --------
     Total current assets.................      85,968         27,452          (1,000)       112,420
  Property and equipment, net.............       2,031          1,887          (1,700)         2,218
  Goodwill and other intangibles, net.....      28,937         10,104          (8,066)        30,975
  Investments and other assets............       1,888            177              --          2,065
                                              --------       --------       ---------       --------
     Total assets.........................    $118,824       $ 39,620       $ (10,766)      $147,678
                                              ========       ========       =========       ========

                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................    $ 10,176       $  2,425       $      --       $ 12,601
  Accrued expenses........................       6,175            897          13,439         20,511
  Deferred revenues and other current
     liabilities..........................       7,495            745              --          8,240
                                              --------       --------       ---------       --------
     Total current liabilities............      23,846          4,067          13,439         41,352

Minority interest.........................       8,787             --              --          8,787

Stockholders' equity:
  Common stock............................          20             26             (16)            30
  Notes receivable from stockholder.......                       (786)             --           (786)
  Warrants................................       1,332             --              --          1,332
  Unearned stock-based compensation.......          --         (2,177)             --         (2,177)
  Additional paid-in capital..............     187,380        131,762        (117,461)       201,681
  Accumulated other comprehensive
     deficit..............................      (2,838)            --              --         (2,838)
  Accumulated deficit.....................     (99,703)       (93,272)         93,272        (99,703)
                                              --------       --------       ---------       --------
     Total stockholders' equity...........      86,191         35,553         (24,205)        97,539
                                              --------       --------       ---------       --------
     Total liabilities and stockholders'
       equity.............................    $118,824       $ 39,620       $ (10,766)      $147,678
                                              ========       ========       =========       ========

    The accompanying notes are an integral part of these pro forma financial statements.

            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 2001
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

                                                                        PRO FORMA        AUTOBYTEL
                                       AUTOBYTEL(D)    AUTOWEB(E)     ADJUSTMENTS(F)     PRO FORMA
                                       ------------    -----------    --------------    -----------
Revenues.............................  $    16,653     $    10,094       $    --        $    26,747
Operating expenses:
  Sales and marketing................       13,346          22,947            --             36,293
  Product and technology
     development.....................        3,988           1,601          (480)             5,109
  General and administrative.........        4,596           4,992        (1,740)             7,848
                                       -----------     -----------       -------        -----------
     Total operating expenses........       21,930          29,540        (2,220)            49,250
                                       -----------     -----------       -------        -----------
  Loss from operations...............       (5,277)        (19,446)        2,220            (22,503)
Other income, net....................        1,367             325            --              1,692
                                       -----------     -----------       -------        -----------
  Loss before minority interest and
     provision for income taxes......       (3,910)        (19,121)        2,220            (20,811)
Income allocable to minority
  interest...........................         (128)             --            --               (128)
                                       -----------     -----------       -------        -----------
  Loss before provision for income
     taxes...........................       (4,038)        (19,121)        2,220            (20,939)
Provision for income taxes...........           38              --            --                 38
                                       -----------     -----------       -------        -----------
  Net loss...........................  $    (4,076)    $   (19,121)      $ 2,220        $   (20,977)
                                       ===========     ===========       =======        ===========
Basic and diluted net loss per
  share..............................  $     (0.20)    $     (0.65)                     $     (0.68)
                                       ===========     ===========                      ===========
Shares used in computing basic and
  diluted net loss per share.........   20,354,430      29,535,000                       30,845,179
                                       ===========     ===========                      ===========

    The accompanying notes are an integral part of these pro forma financial statements.

           PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2000
       (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA, UNAUDITED)

                                                                        PRO FORMA        AUTOBYTEL
                                       AUTOBYTEL(D)    AUTOWEB(E)     ADJUSTMENTS(F)     PRO FORMA
                                       ------------    -----------    --------------    -----------
Revenues.............................  $    66,532     $    52,280       $    --        $   118,812
Operating expenses:
  Sales and marketing................       65,266          60,290            --            125,556
  Product and technology
     development.....................       22,847           8,892        (1,830)            29,909
  General and administrative.........       13,797          19,961        (6,837)            26,921
                                       -----------     -----------       -------        -----------
     Total operating expenses........      101,910          89,143        (8,667)           182,386
                                       -----------     -----------       -------        -----------
  Loss from operations...............      (35,378)        (36,863)        8,667            (63,574)
Other income, net....................        6,017          (1,507)           --              4,510
                                       -----------     -----------       -------        -----------
  Loss before minority interest and
     provision for income taxes......      (29,361)        (38,370)        8,667            (59,064)
Losses allocable to minority
  interest...........................          369              --            --                369
                                       -----------     -----------       -------        -----------
  Loss before provision for income
     taxes...........................      (28,992)        (38,370)        8,667            (58,695)
Provision for income taxes...........           42              --            --                 42
                                       -----------     -----------       -------        -----------
  Net loss...........................  $   (29,034)    $   (38,370)      $ 8,667        $   (58,737)
                                       ===========     ===========       =======        ===========
Basic and diluted net loss per
  share..............................  $     (1.45)    $     (1.36)                     $     (1.92)
                                       ===========     ===========                      ===========
Shares used in computing basic and
  diluted net loss per share.........   20,047,173      28,291,000                       30,537,922
                                       ===========     ===========                      ===========

    The accompanying notes are an integral part of these pro forma financial statements.

       NOTES TO THE PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(a) Reflects the historical financial position of Autobytel as of March 31, 2001.

(b) Reflects the historical financial position of Autoweb as of March 31, 2001.

(c) Pro forma adjustments to record the merger as of March 31, 2001 reflect:

     - an increase in stockholders' equity of approximately $14.3 million relating to the issuance of approximately 10.5 million shares of Autobytel's common stock, based on an exchange ratio of 1 to 0.3553. The Autobytel common stock to be issued was valued based on a price per share of $1.36, which was the average market price for three days before and after the date the acquisition agreement was announced,

     - an increase in accounts receivable allowance for doubtful accounts of approximately $1.0 million as a result of conforming from Autoweb's policy to Autobytel's,

     - a decrease in property and equipment of $1.7 million relating to the adjustment to estimated fair market value,

     - an increase in accrued expenses of approximately $4.2 million relating to the incurrence of transaction costs, including investment banking, legal, accounting and registration fees,

     - an increase in accrued expenses of $9.2 million primarily relating to the estimated exit costs contemplated in conjunction with the consolidation of operations and integration of facilities,

     - the elimination of approximately $10.1 million of Autoweb's pre-existing goodwill,

     - the preliminary allocation of $2.0 million to goodwill which is equal to the excess of the $16.3 million purchase price, including transaction costs, over the book value of the net assets acquired and,

     - a decrease in stockholders' equity of approximately $24.2 million relating to the elimination of Autoweb's historical shareholders' equity.

     The final allocation of the purchase price will be determined after the completion of the merger and will be based on a comprehensive final evaluation of the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed at the time of the merger. The preliminary allocation is summarized as follows (in millions):

Purchase price:
  Common stock..............................................  $14.3
  Transaction costs paid by Autobytel.......................    2.0
                                                              -----
     Total purchase price...................................  $16.3
                                                              =====
Allocation of purchase price:
Assets:
  Cash......................................................  $13.2
  Accounts receivable.......................................    7.5
  Prepaid expenses and other................................    6.1
  Goodwill..................................................    2.0
Liabilities:
  Historical liabilities....................................   (4.0)
  Liabilities from transactional costs......................   (2.2)
  Liabilities from exit costs and restructuring.............   (9.2)
Stockholders equity:
  Notes receivable from stockholder.........................    0.7
  Deferred compensation.....................................    2.2
     Total purchase price...................................  $16.3
                                                              =====

(d) Reflects the historical operating results of Autobytel for the three months ended March 31, 2001 and the year ended December 31, 2000.

(e) Reflects the historical operating results of Autoweb for the three months ended March 31, 2001 and the year ended December 31, 2000, including various reclassifications that have been made to conform Autoweb to Autobytel's consolidated condensed financial statement presentation.

(f) Pro forma adjustments to record the merger for the three months ended March 31, 2001 and the year ended December 31, 2000 to reflect:

     - Increases of $34,000 and $136,000, respectively, in the amortization of goodwill relating to the excess of the purchase price to acquire Autoweb over the book value of its net assets acquired, which has been allocated to goodwill and is being amortized on a straight-line basis over a 15 year weighted-average period;

     - Decreases of $1.8 million and $7.0 million, respectively, in the amortization of goodwill and other intangible assets relating to the elimination of Autoweb's pre-existing goodwill and other intangible assets,

     - Increases of $16,000 and $62,000 respectively, in depreciation of fixed assets acquired and,

     - Decreases of $496,000 and $1.9 million, respectively, in the depreciation of fixed assets resulting from an adjustment to the estimated fair market value.

     In addition, pro forma net loss per common share has been adjusted to reflect the issuance of additional shares of Autobytel common stock in the merger based on Autobytel's weighted average shares outstanding for the periods presented and an exchange ratio of 1 to 0.3553. Because the effect of stock options would be antidilutive, dilutive per share amounts on a pro forma basis are the same as basic per share amounts.

                           COMPARATIVE PER SHARE DATA

     The following table reflects (a) the historical net loss and book value per share of Autobytel common stock and the historical net loss and book value per share of Autoweb common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to Autobytel's proposed merger with Autoweb, and (b) the equivalent historical net loss and book value per share attributable to 0.3553 shares of Autobytel common stock which will be received for each share of Autoweb common stock.

     The historical book value per share is computed by dividing stockholders' equity as of March 31, 2001 and December 31, 2000, by the actual common stock outstanding. The pro forma per share loss from continuing operations is computed by dividing the pro forma loss from continuing operations by the pro forma weighted average number of shares outstanding, assuming Autobytel had merged with Autoweb at the beginning of the earliest period presented. The pro forma combined book value per share is computed by dividing total pro forma stockholders' equity by the pro forma number of common shares outstanding at March 31, 2001 and December 31, 2000 assuming the merger had occurred on January 1, 2000. The Autoweb equivalent pro forma combined per share amounts are calculated by multiplying the Autobytel pro forma combined per share amounts by the exchange ratio of 0.3553.

     The following information should be read in conjunction with the separate audited historical consolidated financial statements and related notes of Autobytel and Autoweb, the unaudited pro forma consolidated condensed financial information and related notes of Autobytel and the selected historical and selected unaudited pro forma financial data included elsewhere in this joint proxy statement/prospectus. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger of Autoweb had been consummated as of the beginning of the earliest period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.

                                                       THREE MONTHS ENDED              YEAR ENDED
                                                         MARCH 31, 2001             DECEMBER 31, 2000
                                                    -------------------------   -------------------------
                                                    HISTORICAL     PRO FORMA    HISTORICAL    PRO FORMA
                                                    -----------   -----------   ----------   ------------
                                                    (UNAUDITED)   (UNAUDITED)                (UNAUDITED)
AUTOBYTEL HISTORICAL AND PRO FORMA
Net Loss Per Share:
  Basic and Diluted...............................    $(0.20)       $(0.68)       $(1.45)       $(1.92)
Book Value Per Share..............................    $ 4.23        $ 3.16        $ 4.51        $ 3.37

AUTOWEB HISTORICAL AND PRO FORMA (EQUIVALENT)
Net Loss Per Share
  Basic and Diluted...............................    $(0.65)       $ (.24)       $(1.36)       $ (.68)
Book Value Per Share..............................    $ 1.20        $ 1.12        $ 1.84        $ 1.20

                     MARKET PRICE AND DIVIDEND INFORMATION

     Autobytel common stock has been traded on the Nasdaq National Market under the symbol "ABTL" since March 26, 1999, the date of Autobytel's initial public offering. Autoweb's common stock has been traded on the Nasdaq National Market under the symbol "AWEB" since March 22, 1999, the date of Autoweb's initial public offering. Prior to such dates, there was no established public trading market for either company's capital stock. The following table sets forth, for the calendar quarters indicated, the quarterly high and low sale prices per share of Autobytel common stock and Autoweb common stock as reported on the Nasdaq National Market.

                                                             AUTOBYTEL            AUTOWEB
                                                          ----------------    ----------------
                          YEAR                             HIGH      LOW       HIGH      LOW
                          ----                            ------    ------    ------    ------
1999
  First Quarter (from March 26, 1999 for Autobytel and
     from March 23, 1999 for Autoweb)...................  $58.00    $33.13    $50.00    $19.63
  Second Quarter........................................  $44.00    $14.13    $41.25    $10.75
  Third Quarter.........................................  $24.38    $11.13    $18.31    $ 8.06
  Fourth Quarter........................................  $20.38    $11.75    $14.13    $ 8.25
2000
  First Quarter.........................................  $18.00    $ 7.69    $12.00    $ 5.50
  Second Quarter........................................  $ 9.56    $ 4.00    $ 7.38    $ 2.00
  Third Quarter.........................................  $ 7.00    $ 3.94    $ 2.75    $ 1.03
  Fourth Quarter........................................  $ 6.81    $ 1.63    $ 1.75    $ 0.19
2001
  First Quarter.........................................  $ 3.16    $ 1.50    $ 0.56    $ 0.19
  Second Quarter (through             , 2001)...........

RECENT SHARE PRICE

     The table below presents the per share closing prices of Autobytel common stock and Autoweb common stock on the Nasdaq National Market and the pro forma equivalent market value of Autobytel common stock to be issued for Autoweb common stock in the merger as of the dates specified. April 10, 2001 was the last trading date before announcement of the merger. June [ ], 2001 was the latest practicable trading day before the printing of this joint proxy statement/prospectus. The table also sets forth the equivalent per share price for Autoweb common stock, which was determined by multiplying the closing prices of the Autobytel common stock as of the specified dates by the exchange ratio of 0.3553.

                                       AUTOBYTEL        AUTOWEB          AUTOBYTEL COMMON
                DATE                  COMMON STOCK    COMMON STOCK    STOCK EQUIVALENT VALUE
                ----                  ------------    ------------    ----------------------
April 10, 2001......................     $1.49           $0.29                $0.53
June [  ], 2001.....................

     Autoweb stockholders are advised to obtain current market quotations for Autobytel common stock and Autoweb common stock. No assurance can be given as to the market prices of Autobytel common stock or Autoweb common stock at any time before the consummation of the merger or as to the market price of Autobytel common stock at any time after the merger. Because the exchange ratio is fixed, the exchange ratio will not be adjusted to compensate Autoweb stockholders for decreases in the market price of Autobytel common stock which have and could occur further before the merger becomes effective. In the event the market price of Autobytel common stock decreases or increases prior to the consummation of the merger, the value of the Autobytel common stock to be received in the merger in exchange for Autoweb common stock would correspondingly decrease or increase.

DIVIDENDS

     Neither Autobytel nor Autoweb has ever declared or paid cash dividends on its capital stock. Pursuant to the acquisition agreement, each of Autobytel and Autoweb has agreed not to pay cash dividends pending the consummation of the merger without the prior written consent of the other. If the merger is not consummated, the Autoweb board anticipates that it would continue its policy of retaining any and all earnings to finance the expansion of its business. Autobytel expects to retain any and all future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends before or after the merger.

                                   THE MERGER

     This section of the joint proxy statement/prospectus describes the proposed merger. While Autobytel and Autoweb believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents Autobytel and Autoweb refer to for a more complete understanding of the merger and the related transactions.

BACKGROUND OF THE MERGER

     In light of the rapid changes in the automotive online commerce and interactive services industries, it had become regular practice of the board of directors of both Autobytel and Autoweb to review periodically with senior management the relative position of each company in these industries, changes in the competitive landscape and technology as well as strategic alternatives available to each company in order to remain competitive and enhance stockholder value. In connection with this ongoing review of long-term strategic plans, each company has been considering a wide range of strategic options, including internal growth strategies, growth through various strategic alliances, investments, acquisitions or business combinations. In furtherance of these objectives, from time to time each company has had contact with various parties to explore on a preliminary basis several of these alternatives, including some discussions with one or more parties during the time periods described below.

     During the course of the prior year, various senior management personnel of Autobytel have been involved from time to time in discussions with members of senior management of Autoweb regarding a variety of topics related to their businesses, including a possible business combination.

     During a meeting in Menlo Park, California on June 30, 2000, between Mark Lorimer, President and Chief Executive Officer of Autobytel, and Dean DeBiase, Chairman of Autoweb, the parties raised the possibility that Autoweb and Autobytel might explore a possible business combination.

     On July 28, 2000, Mr. Lorimer and Dennis Benner, Executive Vice President, Corporate Development of Autobytel, met with Mr. DeBiase and Jeffrey Schwartz, then the Vice President of Strategic Development of Autoweb, in Irvine, California and discussed the possibility of a business combination.

     In September and early October of 2000, Mr. DeBiase spoke by phone several times with Mr. Lorimer and discussed the general terms of a possible transaction and outlined business integration issues that would have to be analyzed. During these conversations, Mr. Lorimer indicated that Autobytel was interested in continuing discussions regarding a strategic business combination with Autoweb.

     On October 8 and October 31, 2000, the Autoweb board of directors held meetings to discuss potential sources of new capital for Autoweb and potential strategic partners. During each meeting the board of directors also discussed a range of economic and operational issues that would have to be resolved in any transaction between Autoweb and Autobytel. The Autoweb board of directors authorized Messrs. DeBiase and Schwartz and other members of Autoweb's senior management to pursue further discussions with Autobytel.

     On November 2, 2000, Autobytel and Autoweb entered into a mutual non-disclosure agreement.

     On November 6, 2000, Messrs. DeBiase and Schwartz, now Chief Executive Officer and President of Autoweb, discussed the advantages and disadvantages of various potential strategic transactions, including business combinations, with certain Autoweb board members.

     On November 14, 2000, Messrs. DeBiase and Schwartz met with Mr. Lorimer to discuss potential strategic transactions, including a business combination, between Autoweb and Autobytel. During November and December 2000, Messrs. DeBiase and Schwartz had several telephone conversations with Mr. Lorimer regarding potential strategic transactions, including a business combination with Autobytel.

     On November 15, 2000, the Autoweb board of directors held a special telephonic meeting to discuss a possible transaction with Autobytel. The Autoweb board discussed the possible advantages and risks of a strategic business combination with Autobytel. Following this discussion, Autoweb's board of directors authorized management to continue discussions with Autobytel regarding a possible strategic business combination.

     During November 2000, Mr. Lorimer discussed with various individual board members of Autobytel the advantages and disadvantages of a business combination with Autoweb. During such month, members of senior management of Autobytel met with representatives of Lehman Brothers to evaluate a potential business combination with Autoweb.

     On December 6, 2000, Messrs. DeBiase and Schwartz and Mr. Michael Schmidt, Chief Financial Officer of Autoweb, and Ms. Meri E. Glade, Vice President, Legal Affairs and General Counsel of Autoweb, met with representatives of Credit Suisse First Boston, Autoweb's financial advisors. At this meeting representatives of Autoweb discussed certain potential strategic transactions with representatives of Credit Suisse First Boston, including a possible business combination with Autobytel.

     On December 8, 2000, the board of directors of Autobytel held a regular meeting during which Mr. Lorimer reported on discussions with representatives of Autoweb regarding a proposed business combination.

     On December 12 and 15, 2000, Messrs. Schwartz, DeBiase and Schmidt phoned Mr. Lorimer and Amit Kothari, Controller and then Interim Chief Financial Officer of Autobytel, to discuss the financial models of each company and the possibility of a business combination transaction between the two companies.

     During the period from December 20, 2000 through January 23, 2001, there were telephone calls between various members of senior management of Autoweb and Autobytel regarding the structure of a potential transaction, potential synergies, management and corporate governance issues, the appropriate exchange ratio, certain due diligence issues and Autoweb's relationships with certain marketing partners.

     On January 10, 2001, the Autoweb board of directors held a special telephonic meeting during which representatives of Credit Suisse First Boston and certain members of Autoweb's senior management, briefed the board on recent discussions with Autobytel, including the advantages and disadvantages of a potential business combination with Autobytel.

     On January 18, 2001, representatives of Credit Suisse First Boston met with members of senior management of Autobytel to conduct due diligence.

     On January 23, 2001, the Autoweb board of directors held a regular meeting to discuss, among other things, a possible transaction with Autobytel. Representatives of Credit Suisse First Boston presented certain preliminary financial analyses with respect to a potential transaction between Autoweb and Autobytel to the Autoweb board of directors. Ms. Glade participated in the meeting and reviewed various items with the Autoweb board of directors, including the board of directors' fiduciary duties in considering strategic alternatives to the transaction with Autobytel. The Autoweb board of directors further discussed the possible advantages and risks of a strategic business combination with Autobytel. Following this discussion, the board of directors authorized management to continue with negotiations and due diligence regarding a proposed business combination with Autobytel.

     From January 23, 2001 through February 2, 2001, representatives of Autobytel and Autoweb met to continue discussions regarding a potential transaction. Among other things, they discussed each company's business, operations and personnel and other integration issues. On February 2, 2001, Autobytel and Autoweb executed a non-binding indication of interest letter regarding a potential transaction.

     On February 4, 2001, Mr. Schwartz and William Barrett, President of AIC, a division of Autoweb, and Dr. Nadyne Edison, Chief Marketing Officer of Autoweb, met with Mr. Lorimer and Andrew Donchak, Chief Marketing Officer of Autobytel, to discuss certain management issues, operations and other post-merger integration matters.

     On February 7, 2001, the board of directors of Autobytel held a regular meeting during which Mr. Lorimer reported on discussions with representatives of Autoweb regarding the proposed business combination. During such meeting, representatives of Lehman Brothers presented a preliminary financial analysis and valuation of a possible transaction between Autoweb and Autobytel. The Autobytel board of directors discussed the possible advantages and disadvantages of a business combination with Autoweb. Following the discussion, the Autobytel board of directors instructed management to continue to proceed with negotiations and due diligence regarding a proposed business combination with Autoweb.

     Beginning the week of February 12, 2001, there were numerous telephone calls between members of senior management of Autoweb and members of senior management of Autobytel and their respective financial advisors and outside legal counsel regarding the terms of the proposed transaction and certain due diligence matters.

     On February 28, 2001, legal counsel to Autobytel distributed to Autoweb and its counsel the initial draft of a proposed form of acquisition agreement. From February 28 through April 10, 2001, representatives of each company, including legal and financial advisors, performed due diligence and negotiated the terms of the acquisition agreement and related agreements.

     On March 7, 2001, representatives of Credit Suisse First Boston met with certain members of Autobytel management to conduct further due diligence.

     On March 12, 2001, the Autoweb board of directors held a special telephonic meeting to discuss the status of the negotiations with Autobytel. During this meeting, representatives of Credit Suisse First Boston and Wilson Sonsini Goodrich & Rosati identified certain unresolved issues relating to the proposed transaction and the acquisition agreement.

     On March 19, 2001, the Autobytel board of directors held a special telephonic meeting. At the meeting, members of senior management of Autobytel reported on the status of discussions with Autoweb and summarized the principal terms and open issues relating to a possible transaction.

     On March 20, 2001, the Autoweb board of directors held a special telephonic meeting during which members of Autoweb's senior management reported on the status of discussions with Autobytel, the results of due diligence and the feasibility of the transaction. Representatives of Credit Suisse First Boston and Wilson Sonsini Goodrich & Rosati also attended the meeting and briefly updated the Autoweb board of directors on their respective discussions with representatives of Autobytel's financial and legal advisors. Mr. Schwartz reviewed the status of negotiations and due diligence with the Autoweb board of directors. The Autoweb board of directors then authorized and instructed management to continue negotiations and due diligence with respect to the transaction.

     On March 29, 2001, the Autobytel board of directors held a special telephonic meeting to consider the proposed transaction. Prior to the meeting, the directors were provided with a draft of the acquisition agreement and related documents. A representative of Paul, Hastings, Janofsky & Walker LLP and Autobytel's General Counsel summarized the principal terms of the proposed agreements. Representatives of Lehman Brothers discussed with the Autobytel board of directors certain financial analyses of the acquisition, and delivered the oral opinion of Lehman Brothers to the effect that, based on and subject to matters set forth in its written opinion, as of March 29, 2001 the consideration to be paid by Autobytel in the proposed transaction was fair, from a financial point of view, to Autobytel. In light of the prior discussions among members of the Autobytel board of directors, the prior meetings of the Autobytel board of directors and the presentations and discussions at the current meeting, the Autobytel board of directors determined by unanimous vote that the transactions contemplated by the acquisition agreement and related documents were advisable and in the best interests of Autobytel and its stockholders and unanimously approved the acquisition agreement and the merger and related documents.

     On March 31, 2001, the Autoweb board of directors held a special telephonic meeting to consider the proposed transaction. Prior to the meeting, the board of directors was provided with a draft of the acquisition agreement and certain other related documents. Representatives of Wilson Sonsini Goodrich & Rosati reviewed with the board of directors, the status of negotiations with Autobytel, the directors' fiduciary duties in connection with the proposed transaction and summarized the principal terms of the draft acquisition agreement. Representatives of Credit Suisse First Boston discussed with the Autoweb board of directors certain financial analyses of the acquisition and delivered the oral opinion of Credit Suisse First Boston, subsequently confirmed in writing, to the effect that, based on and subject to matters set forth in its opinion, as of March 31, 2001, the exchange ratio pursuant to the acquisition agreement was fair from a financial point of view to holders of Autoweb common stock. In light of the prior discussions among members of the Autoweb board of directors, the prior meetings of the Autoweb board of directors and the presentations and discussions at the current meeting, the Autoweb board of directors determined by unanimous vote that the transactions contemplated by the acquisition agreement and related documents were advisable and in the best interests of Autoweb and its stockholders and, contingent on the resolution of remaining due diligence matters and finalization of agreements related to the acquisition, unanimously approved the acquisition agreement and the merger and related documents.

     From March 31 to April 10, 2001, Autobytel and Autoweb negotiated the final terms of the definitive acquisition agreement and related documents, including an employment agreement for Mr. Schwartz and a voting agreement with significant stockholders of Autoweb.

     The acquisition agreement and voting agreement were signed by the parties on April 11, 2001, and Autobytel and Autoweb issued a joint press release announcing the transaction.

AUTOBYTEL'S REASONS FOR THE MERGER

     At a meeting held on March 29, 2001, the board of directors of Autobytel concluded that the merger was in the best interests of Autobytel and its stockholders and determined to recommend that the Autobytel stockholders approve the issuance of the shares of Autobytel common stock in the merger. In its evaluation of the merger, the Autobytel board identified several potential benefits of the merger, the most important of which included the board's expectation that:

     - by combining its operations with Autoweb, Autobytel would be better positioned to broaden its customer base, accelerate its revenue growth and extend its position as a leading provider of automotive internet services;

     - by obtaining AIC's capabilities, the combined company would save data and licensing costs that Autobytel presently pays to third parties and would be better able to provide data content, technology and information services to automotive marketers on a global basis;

     - the merger would enable Autobytel to realize significant operating synergies, including reduced corporate overhead and the consolidation of sales and marketing organizations;

     - Autoweb's cash reserves would enable Autobytel to partially fund the anticipated ongoing operating losses incurred by Autoweb until cost reductions could be implemented; and

     - the combined companies would be able to employ the best practices and processes of each of Autobytel and Autoweb in future operations.

     Autobytel's board of directors consulted with senior management, as well as its legal counsel and financial advisors, in reaching the decision to approve the merger. In its evaluation of the merger, the Autobytel board reviewed several factors, including:

     - information concerning the business, financial condition, operations, competitive position and prospects of Autobytel and Autoweb both individually and on a combined basis including the compatibility of the two companies' operations;

     - analyses and other information with respect to Autobytel and Autoweb including consideration of the strategic focus of the combined companies and the likelihood of their ability to compete successfully;

     - the possibility, as an alternative to the merger, of seeking to acquire a different company or establish other strategic alliances;
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

     - the cash position of the combined companies, especially during periods of volatility in the financial markets;

     - the opinion of Lehman Brothers to the Autobytel board of directors, to the effect that, based on and subject to matters set forth in its opinion, as of March 29, 2001, the consideration to be paid by Autobytel in the proposed transaction was fair, from a financial point of view, to Autobytel. The opinion of Lehman Brothers is described below under "Opinion of Autobytel's Financial Advisor";

     - the amount and form of the consideration to be received by Autoweb's stockholders in the merger in light of comparable transactions and the historical market prices, volatility and trading information for Autoweb's common stock and Autobytel's common stock;

     - that Autobytel's stockholders would hold approximately 66% of the outstanding common stock of the combined company after the merger;

     - the expectation that the merger would qualify as a tax-free reorganization;

     - the financial and other terms and conditions of the merger and the acquisition agreement;

     - the belief by Autobytel's senior management that the terms of the acquisition agreement are reasonable;

     - the potential impact of the merger on Autobytel's and Autoweb's customers and employees; and

     - discussions with Autobytel's management and legal and financial advisors as to the results of the due diligence investigation of Autoweb.

     The Autobytel board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including the following:

     - the risk that the potential benefits of the merger may not be realized or may be delayed;

     - the costs associated with the merger, including merger related transaction costs, costs for disposing of real estate leases and costs for renegotiating or terminating marketing and equipment agreements;

     - the difficulty of integrating Autoweb with Autobytel and the management effort and costs required to complete the integration following the merger, including:

      - the difficulty of maintaining a consistent brand image given certain differences in the companies' respective business models;

      - potential difficulties in providing Autoweb customers with the requisite level of service in the post-merger transition; and,

      - given the importance of operating the combined companies on a common technology platform, possible difficulties associated with migrating Autoweb's operations to the Autobytel technology platform;

     - the possibility that the merger may not be consummated, even though it has been approved by Autobytel's and Autoweb's boards of directors;

     - the negative effect that treating the merger, for accounting purposes, as a "purchase," will have on the combined company's future earnings per share, due to amortization of "goodwill";

     - the risk that the premium offered relative to Autoweb's current stock price may not be viewed favorably by the market;

     - the impact of the accelerated vesting for certain Autoweb employees' stock options after a change in control of Autoweb and after such employees' termination; and

     - the other applicable risks described in this joint proxy statement/prospectus under "Risk Factors" beginning on page 8.

     The Autobytel board of directors concluded however, that, on balance, the potential benefits to Autobytel and its stockholders in the merger outweighed the risks associated with the merger. The discussion of the information and factors considered by the Autobytel board of directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, the Autobytel board of directors did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.

AUTOWEB'S REASONS FOR THE MERGER

     On March 31, 2001, the board of directors of Autoweb unanimously (a) determined that the proposed merger was consistent with and in furtherance of the long-term business strategy of Autoweb and fair to, and in the best interests of, Autoweb and its stockholders; and (b) approved the acquisition agreement and the other transactions contemplated by the acquisition agreement, contingent on the resolution of remaining due diligence matters and finalization of agreements related to the acquisition. In reaching its decision to approve the acquisition agreement and the merger and to recommend adoption of the acquisition agreement by Autoweb stockholders, the Autoweb board of directors consulted with its management team and advisors and independently considered the proposed merger, acquisition agreement and the transactions contemplated by the acquisition agreement. The board of directors of Autoweb has unanimously recommended that the Autoweb shareholders vote FOR the approval and adoption of the acquisition agreement and the proposed merger. The Autoweb board of directors identified several potential benefits of the merger, including the board of directors' expectation that:

     - Given the complementary nature of the technologies and business strategies of Autoweb and Autobytel, Autoweb's strategic objectives would be significantly furthered by the proposed merger, and as a result, Autoweb would be better positioned to reach these objectives than it would as a stand alone company. Autoweb's strategic objectives include expanding its customer base and expanding its content and service offerings. In this regard, the Autoweb board of directors believes that the merger will result in creation of the most comprehensive online automobile-related destination for customers, content and services.

     - The combined company will have a stronger financial position.

     - The merger will provide current and potential advertising companies, automobile manufacturers, dealers and other Autoweb customers with increased access to a larger, more targeted and desirable demographic group on the Internet.

     - The merger will result in a combined company that ranks among the largest online automobile related Web site networks worldwide, which will create greater brand recognition and may attract more customers.

     - The combined company will be able to take advantage of significant operating synergies, including reduced corporate overhead expenses and the consolidation of sales and marketing organizations.

     - The exchange ratio proposed by Autobytel represented, as of the signing of the acquisition agreement, consideration having a value, based upon the closing price of $1.49 per share of Autobytel common stock on April 10, 2001 on Nasdaq National Market (the trading day preceding the date of the public announcement of the proposed merger), of $0.53 per share. This value represented a premium of approximately 83% over $0.29, the closing price per Autoweb common stock on April 10, 2001 on Nasdaq National Market.

     - Autoweb's stockholders will hold approximately 34% of the outstanding common stock of the combined company after the merger which will provide Autoweb's stockholders with the opportunity to share in the combined companies' long-term growth which the Autoweb board of directors believed would not be as achievable as a stand-alone company.

     - The opinion of Autoweb's financial advisor, Credit Suisse First Boston, dated March 31, 2001 as to the fairness, from a financial point of view to holders of Autoweb common stock and as of the date

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

of the opinion, of the exchange ratio provided for in the acquisition agreement, as more fully described below under the caption "Opinion of Autoweb's Financial Advisor".

     - The expectation that the merger will qualify as a tax-free reorganization.

     Autoweb's board of directors consulted with senior management, as well as its legal counsel and financial advisors, in reaching a decision to approve the merger. In its evaluation of the merger, the Autoweb board of directors reviewed several other factors, including:

     - Information concerning the financial condition, business, operations, strategic objectives and prospects and competitive position of Autoweb and Autobytel before and after giving effect to the merger.

     - Current market conditions and industry trends affecting Autoweb, Autobytel and Internet business-to-business and business-to-consumer companies in general.

     - Current financial market conditions and historical market prices of Autoweb and Autobytel's common stock.

     - Volatility and trading information with respect to Autoweb common stock and Autobytel common stock.

     - Autoweb's capital requirements and its ability to attract additional capital or financing, if required.

     - A comparison of comparable merger transactions.

     - The impact of the merger on the advertisers, sponsors, customers and employees of Autoweb and Autobytel.

     - The terms and conditions of the acquisition agreement and related agreements.

     Autoweb's board of directors also identified and considered, among others, a number of potentially negative factors in its deliberations concerning the merger and the acquisition agreement, including the following:

     - The risk that the potential benefits of the merger may not be realized.

     - The potential challenges of integrating Autobytel's operations with those of Autoweb.

     - The effect of public announcement of the merger and the possibility the merger may not be consummated on the demand for Autoweb's products and services and relationships with customers and strategic partners, including the potential adverse consequences of employee retention associated with providing the notification of possible terminations required under the WARN Act.

     - The financial and other terms and conditions of the merger and the acquisition agreement including:

      - the non-solicitation and other protective provisions that may have the effect of discouraging other persons potentially interested in acquiring Autoweb from pursuing such an opportunity as more fully described under "The Acquisition Agreement -- No Solicitation by Autoweb".

      - the likelihood that the stockholders of Autoweb and Autobytel may not vote to approve and adopt the acquisition agreement and to approve the merger;

      - that, while the merger is likely to be completed, there are risks associated with certain conditions to the completion of the merger, and it is possible that the merger may not be completed even if approved by the stockholders of Autoweb and Autobytel; and

      - the costs to Autoweb due to fees payable in the event the acquisition agreement is terminated under certain circumstances.

     - Other applicable risks described in this joint proxy statement/prospectus under "Risk Factors" beginning on page 8.
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

     This discussion of the information and factors considered by Autoweb's board is not intended to be exhaustive, but includes the material factors considered. In view of the number and wide variety of factors considered in connection with its evaluation of the merger, and the complexity of these matters, the Autoweb board of directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered. In addition, the Autoweb board of directors did not undertake to make any specific determination as to whether any particular factor was favorable or unfavorable to its ultimate determination or assign any particular weight to any factor, but conducted an overall analysis of the factors described above, including thorough discussions with and questioning of Autoweb's management and management's analysis of the proposed merger based on information received from Autoweb's legal, financial and accounting advisors. In considering the factors described above, individual members of the board of directors may have given different weight to different factors. Autoweb's board of directors considered all these factors together and concluded that the risks were outweighed by the potential benefits of the merger.

     For the reasons discussed above, Autoweb's board of directors has approved the merger and the transactions contemplated by the acquisition agreement and has determined that the merger and the transactions contemplated by the acquisition agreement are advisable and fair to and in the best interests of Autoweb and its stockholders, and recommends that Autoweb stockholders vote for approval of the merger and the transactions contemplated by the acquisition agreement.

OPINION OF AUTOBYTEL'S FINANCIAL ADVISOR

     Autobytel engaged Lehman Brothers to render its opinion with respect to the fairness, from a financial point of view, to Autobytel of the consideration to be paid by Autobytel in the proposed merger. On March 29, 2001, Lehman Brothers rendered its opinion, that as of such date and, based on and subject to certain matters stated therein, from a financial point of view, the consideration to be paid by Autobytel in the proposed merger was fair to Autobytel. Based upon the conversion ratio of Autobytel common stock for Autoweb's common stock of 0.3553, the total consideration consisted of 34% of the stock of the combined company.

THE FULL TEXT OF LEHMAN BROTHERS' WRITTEN OPINION DATED MARCH 29, 2001 IS ATTACHED AS ANNEX B TO THIS JOINT PROXY STATEMENT/PROSPECTUS (THE "LEHMAN OPINION") AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS MAY READ THE LEHMAN OPINION FOR A DISCUSSION OF ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY LEHMAN BROTHERS IN RENDERING ITS OPINION. THE FOLLOWING IS A SUMMARY OF THE LEHMAN OPINION AND THE METHODOLOGY THAT LEHMAN BROTHERS USED TO RENDER ITS FAIRNESS OPINION.

     The Lehman Opinion was provided for the information and assistance of the Autobytel board of directors in connection with its consideration of the proposed merger. The Lehman Opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed merger. Lehman Brothers was not requested to opine as to, and the Lehman Opinion does not in any matter address, (1) Autobytel's underlying business decision to proceed with or effect the proposed merger, or
(2) any part of the proposed merger on a separate basis. The consideration to be paid in the proposed merger was determined through arm's length negotiations between Autobytel and Autoweb, and was approved by the Autobytel board of directors. Lehman Brothers neither provided advice to the Autobytel board of directors during such negotiations nor recommended any specific consideration to the Autobytel board of directors or that any specific consideration would constitute the only appropriate consideration for the proposed merger.

     In arriving at its opinion, Lehman Brothers reviewed and analyzed:

     - the draft acquisition agreement and the specific terms of the proposed merger;

     - publicly available information concerning Autobytel that Lehman Brothers believed to be relevant to its analysis, including Autobytel's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Autobytel's Quarterly Reports on Form 10-Q for the quarters ended March 31,
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

       June 30, and September 30, 2000 and Autobytel's earnings release for the quarter and fiscal year ended December 31, 2000;

     - financial and operating information with respect to the business, operations and prospects of Autobytel furnished to Lehman Brothers by Autobytel;

     - publicly available information concerning Autoweb that Lehman Brothers believed to be relevant to its analysis, including Autoweb's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Autoweb's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2000 and Autoweb's earnings release for the quarter and fiscal year ended December 31, 2000;

     - financial and operating information with respect to the business, operations and prospects of Autoweb furnished to Lehman Brothers by Autoweb and Autobytel;

     - a comparison of the historical financial results and present financial condition of Autoweb and Autobytel with those of other companies that Lehman Brothers deemed relevant;

     - the potential pro forma financial effects of the combination of the businesses of Autobytel and Autoweb, including the cost savings, operating synergies and strategic benefits expected by the managements of Autobytel and Autoweb to result from the proposed merger;

     - a comparison of the relative financial contributions of Autobytel and Autoweb to the combined company following consummation of the proposed merger; and

     - a comparison of the financial terms of the proposed transaction with the financial terms of certain other recent transactions that Lehman Brothers deemed relevant.

     In addition, Lehman Brothers had discussions with the managements of Autobytel and Autoweb concerning their respective businesses, operations, assets, financial conditions and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

     In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and further relied upon the assurances of managements of Autobytel and Autoweb that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Autoweb furnished to Lehman Brothers by Autoweb and Autobytel, respectively, upon advice of Autoweb and Autobytel, respectively, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective managements of Autoweb and Autobytel as to the future financial performance of Autoweb and that Autoweb would perform substantially in accordance with such projections. However, given that Autoweb's recent financial performance had not met the projections of Autoweb's management in the past, Lehman Brothers also prepared and considered more conservative financial projections based upon the strong possibility that Autoweb would underperform management's projections in the future. Lehman Brothers discussed these adjusted projections with the management of Autobytel and they agreed with the appropriateness of the use of such adjusted projections in performing Lehman Brothers' analysis. With respect to the financial projections of Autobytel, upon advice of Autobytel, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Autobytel, as to the future financial performance of Autobytel and that Autobytel would perform substantially in accordance with such projections. However, for purposes of its analysis, Lehman Brothers considered certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the projections of Autobytel. Lehman Brothers discussed these adjusted projections with the management of Autobytel and they agreed with the appropriateness of the use of such adjusted projections in performing Lehman Brothers' analysis. With respect to cost savings, operating synergies and strategic benefits expected by the managements of Autobytel and Autoweb to result from the proposed transaction, Lehman Brothers assumed that such cost savings, operating synergies and strategic benefits would be realized substantially in accordance with such expectations. In arriving at its opinion, Lehman Brothers conducted only a limited physical inspection of the properties and facilities of Autobytel and Autoweb and did not make or obtain any evaluations or appraisals of the assets or liabilities of Autobytel or Autoweb. Lehman Brothers' opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of such opinion.

     In connection with the preparation and delivery of its opinion to Autobytel's board of directors, Lehman Brothers performed a variety of financial and comparative analyses, as described below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to Autobytel or Autoweb, but rather made its determination as to the fairness, from a financial point of view, to Autobytel of the consideration to be paid by Autobytel in the proposed merger on the basis of financial and comparative analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Autobytel and Autoweb. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. None of Autobytel, Autoweb, Lehman Brothers or any other person assumes responsibility if future results are materially different from those discussed. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     The following is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to the Autobytel board of directors. Certain of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Lehman Opinion.

     In evaluating the fairness, from a financial point of view, of the consideration to be paid by Autobytel in the proposed transaction, Lehman Brothers evaluated Autoweb's contribution to the business, operating assets and balance sheet of Autobytel using widely accepted methodologies, including revenue contribution, comparable companies and comparable transaction analyses. Lehman Brothers believed that these methodologies were particularly relevant, given the fact that the consideration to be paid by Autobytel in the proposed transaction represents the right of Autoweb's stockholders to receive 34% of Autobytel's outstanding shares of common stock, as determined on the day of the signing of the acquisition agreement and after giving effect to the shares issued to Autoweb's stockholders. Based on all of these methodologies, the exchange ratio range implied a pro forma ownership of Autobytel by Autoweb stockholders of 34% to 46%. In performing these analyses, Lehman Brothers relied on two cases of financial projections: a base case and a conservative case. The base case (the "Base Case") was based on projections provided to Lehman Brothers by Autobytel and Autoweb. The conservative case (the "Conservative Case") was based on the adjusted projections prepared by Lehman Brothers after making certain adjustments to managements' projections to reflect certain somewhat more conservative assumptions and estimates.

     Contribution Analysis. Lehman Brothers analyzed the respective contributions of Autobytel and Autoweb to the estimated calendar years 2001 and 2002 revenues of the combined company in the Base Case and Conservative Case as described above. This analysis indicated the following relative contributions of Autobytel and Autoweb and the pro forma equity ownership of holders of Autobytel and Autoweb common stock in the combined company:

                                               2001E CONTRIBUTION                2002E CONTRIBUTION
                                         ------------------------------    ------------------------------
              KEY METRIC                 BASE CASE    CONSERVATIVE CASE    BASE CASE    CONSERVATIVE CASE
              ----------                 ---------    -----------------    ---------    -----------------
REVENUES
  Autobytel............................    58.7%            66.2%            57.1%            67.4%
  Autoweb..............................    41.3%            33.8%            42.9%            32.6%
PRO FORMA EQUITY OWNERSHIP
  Autobytel............................                             66%
  Autoweb..............................                             34%

     From the average revenue contribution for 2001 and 2002 in the Base and Conservative Case projections, an implied equity value range of the combined company was assumed according to Autobytel's market value as of March 26, 2001. From this range, a corresponding range of Autoweb equity values was implied using Autoweb's average revenue contribution range. Subsequently, Lehman Brothers adjusted for the differences in the two companies' balance sheets, operating items, marketing contracts and employee contracts and severance agreements, as well as expected synergies for the combined company, to determine a pro forma equity ownership range of 57.0% to 64.5% for Autobytel and 43.0% to 35.5% for Autoweb in the Base and Conservative Case, respectively. Lehman Brothers noted that Autoweb's pro forma ownership of 34% was below both of the implied ownership ranges.

     Comparable Companies Analysis. In order to assess how the public market values shares of similar publicly traded companies, Lehman Brothers reviewed and compared specific financial and operating data relating to Autoweb with selected companies that Lehman Brothers deemed comparable to Autoweb, including Amazon.com, Ashford.com, Barnesandnoble.com, Beyond.com, Buy.com, Drugstore.com, Egghead.com, Etoys, Expedia, Peapod and Planetrx.com. Using publicly available information, Lehman Brothers calculated and analyzed each company's enterprise value to its historical and projected revenues. The enterprise value of each company was obtained by adding short and long term debt, the market value of its diluted common equity and the book value of any minority interest, and subtracting cash and cash equivalents. As of March 26, 2001, the comparable companies median enterprise multiple of actual calendar year 2000 and projected 2001 revenues were 0.16x and 0.10x, respectively.

     Using a range based upon the projected 2001 revenue multiple for similar publicly traded companies between 0.00x and 0.15x, Lehman Brothers calculated the implied range of Autoweb's equity ownership to be between 41% to 48% in the Base Case and 41% to 46% in the Conservative Case. Lehman Brothers noted that Autoweb's pro forma ownership of 34% was below both of the implied ownership ranges.

     However, because of the inherent differences between the business, operations and prospects of Autoweb and the business, operations and prospects of the companies included in the comparable companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Autoweb and the companies included in the comparable company analysis that would affect the public trading values of each.

     Comparable Transaction Analysis. Lehman Brothers reviewed publicly available information with respect to various transactions involving comparable public Internet business to consumer ("B-to-C") companies. In particular, Lehman Brothers reviewed nine such transactions that have occurred since October 23, 1998 and determined the forward revenue multiples in these comparable transactions. Due to the large discrepancy between market values at the time of such transactions and the current market values of B-to-C companies, the forward revenue valuation multiples of the selected transactions were adjusted by an index of similar publicly traded companies used in the comparable company analysis as of March 26, 2001. The median enterprise multiple of forward year revenues in the comparable transactions was 0.13x. Using a range based upon the forward 2001 revenue multiple for Autoweb of 0.05x to 0.20x,

Lehman Brothers calculated the implied range of Autoweb's equity ownership in the combined company to be 43% to 47% in the conservative case and 43% to 50% in the base case. Lehman Brothers noted that the comparable transaction analysis supported its opinion, since the pro forma equity ownership of the Autoweb shareholders in Autobytel will be 34% after consummation of the proposed transaction.

     Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Autobytel's board of directors selected Lehman Brothers because of its expertise, reputation and familiarity with Autobytel and because its investment banking professionals have experience in transactions comparable to the merger.

     As compensation for its services in connection with the merger, Autobytel has paid Lehman Brothers a customary fee. In addition, Autobytel has agreed to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by Autobytel and the rendering of the Lehman Opinion.

     In the ordinary course of its business, Lehman Brothers may actively trade in equity securities of Autobytel and Autoweb for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

OPINION OF AUTOWEB'S FINANCIAL ADVISOR

     Autoweb retained Credit Suisse First Boston to act as its exclusive financial advisor in connection with the merger. In connection with Credit Suisse First Boston's engagement, Autoweb requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, of the exchange ratio provided for in the merger to holders of Autoweb common stock. On March 31, 2001, the Autoweb board of directors met to review the proposed merger. During this meeting, Credit Suisse First Boston reviewed with the board of directors of Autoweb certain financial analyses, as described below. Also at this meeting on March 31, 2001, Credit Suisse First Boston rendered to the Autoweb board of directors its oral opinion, subsequently confirmed in writing, that, as of March 31, 2001, based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the exchange ratio in the merger was fair, from a financial point of view, to holders of Autoweb common stock.

     The full text of the Credit Suisse First Boston opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Credit Suisse First Boston in rendering its opinion is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. Autoweb stockholders are urged to, and should, read the Credit Suisse First Boston opinion carefully in its entirety. The Credit Suisse First Boston opinion addresses only the fairness, from a financial point of view and as of the date of the Credit Suisse First Boston opinion, of the exchange ratio to holders of Autoweb common stock, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed merger. The summary of the Credit Suisse First Boston opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the Credit Suisse First Boston opinion.

     In connection with its opinion, Credit Suisse First Boston, among other things,

     - reviewed a draft of the acquisition agreement dated March 29, 2001;

     - reviewed certain publicly available business and financial information relating to Autoweb and Autobytel;

     - reviewed certain other information relating to Autoweb and Autobytel, including financial forecasts, provided to it by or discussed with Autoweb and Autobytel, and met with the managements of Autoweb and Autobytel to discuss the businesses and prospects of Autoweb and Autobytel;

     - considered certain financial and stock market data of Autoweb and Autobytel and compared that data with similar data for other publicly held companies in businesses similar to those of Autoweb and Autobytel;

     - considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced; and

     - considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse First Boston deemed relevant.

     Credit Suisse First Boston also relied upon the views of the managements of Autoweb and Autobytel concerning the business, operational and strategic benefits and implications of the merger, including financial forecasts provided to Credit Suisse First Boston by Autoweb relating to synergies and operating cost savings expected to be achieved through the combination of the operations of Autoweb and Autobytel.

     In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for Autoweb and Autobytel that it reviewed, Credit Suisse First Boston was advised, and assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Autoweb and Autobytel as to the future financial performance of Autoweb and Autobytel, respectively, and the best currently available estimates and judgments of the management of Autoweb as to the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the merger. In addition, Credit Suisse First Boston relied, without independent verification, on the assessments of the management of Autoweb with respect to (i) the future cash and other resource requirements of Autoweb and Autobytel and (ii) the business and financial implications of Autoweb's failure to engage in the merger or another similar transaction. Autoweb also informed Credit Suisse First Boston, and Credit Suisse First Boston assumed, that the merger will be treated as a tax-free reorganization for federal income tax purposes. Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Autoweb or Autobytel, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals. The Credit Suisse First Boston opinion is necessarily based upon information available to it as of the date of the opinion and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Credit Suisse First Boston did not express any opinion as to what the value of the Autobytel common stock actually will be when issued to the holders of Autoweb common stock pursuant to the merger or the prices at which shares of Autobytel common stock will trade at any time. Further, the Credit Suisse First Boston opinion does not address the relative merits of the merger as compared to other business combinations that might be available to Autoweb nor does it address Autoweb's underlying business decision to effect the merger. Credit Suisse First Boston relied as to certain legal matters on the advice of counsel to Autoweb as provided to Autoweb. In addition, Credit Suisse First Boston assumed that the merger will be consummated upon the terms set forth in the draft acquisition agreement reviewed by Credit Suisse First Boston without material alteration thereof.

     In preparing its opinion to the Autoweb board of directors, Credit Suisse First Boston performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Credit Suisse First Boston opinion. No company or transaction used in the analysis performed by Credit Suisse First Boston as a comparison is identical to Autoweb, Autobytel or the proposed merger. In addition, Credit Suisse First Boston may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Credit Suisse First Boston's view of the actual value of Autoweb or Autobytel. In performing its analyses, Credit Suisse First Boston made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Autoweb or Autobytel. The analyses performed by Credit Suisse First Boston are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Credit Suisse First Boston's analysis of the fairness, from a financial point of view, of the exchange ratio to holders of Autoweb common stock and were provided to the board of directors of Autoweb in connection with the delivery of the Credit Suisse First Boston opinion.

     The following is a summary of the material financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion, and reviewed with the Autoweb board of directors at a meeting of the Autoweb board of directors held on March 31, 2001. Certain of the summaries of those financial analyses include information presented in tabular format. In order to understand fully the material financial analyses used by Credit Suisse First Boston, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses.

     Comparative Stock Price Performance. Credit Suisse First Boston reviewed the recent stock price performance of Autoweb and Autobytel and compared their combined performance with indices comprised of the selected companies in each of the Internet industry and the business-to-consumer Internet ("B2C") industry and the Nasdaq composite index over the period from January 3, 2000 through March 29, 2001. The following table sets forth the decrease in stock prices over such period:

                                                   STOCK PRICE
                                                  DECREASE FROM
                                                 JANUARY 3, 2000
                                                 ---------------
Autoweb and Autobytel..........................       (93.7)%
Internet Companies.............................       (63.6)%
B2C Companies..................................       (81.0)%
Nasdaq.........................................       (55.9)%

     Credit Suisse First Boston also reviewed the recent stock price performance of Autoweb and Autobytel and compared their individual performances with indices comprised of selected companies of the portal sector of the Internet industry and the Nasdaq composite index over the period from March 23, 1999 through March 29, 2001. The following table sets forth the decrease in stock prices over such period:

                                                  STOCK PRICE
                                                 DECREASE FROM
                                                 MARCH 23, 1999
                                                 --------------
Autoweb........................................      (99.5)%
Autobytel......................................      (96.0)%
Portal Companies...............................      (43.6)%
Nasdaq.........................................      (21.6)%

     Autoweb Historical Stock Trading Analysis. Credit Suisse First Boston analyzed the prices at which Autoweb common stock traded from March 23, 1999 through March 29, 2001. Credit Suisse First Boston noted that the high closing price of Autoweb common stock was $40.00 on March 23, 1999, and that the low closing price of Autoweb common stock was $0.19 on March 26, 2001. Credit Suisse First Boston also noted the average closing price of Autoweb common stock over various periods prior to March 29, 2001, as summarized below:

                PERIOD PRIOR TO                      AVERAGE
                 MARCH 29, 2001                   CLOSING PRICE
                ---------------                   -------------
March 29, 2001..................................      $0.22
Last 5 trading days.............................      $0.22
Last 10 trading days............................      $0.23
Last 30 trading days............................      $0.33
Last 60 trading days............................      $0.38
Last 90 trading days............................      $0.38

     Autoweb Cash Burn Analysis. Credit Suisse First Boston analyzed Autoweb's cash resources and its estimated cash requirements for 2001 and 2002. Credit Suisse First Boston noted that Autoweb had $22.4 million in cash at February 28, 2001 and that, on a normalized basis, Autoweb used $9.1 million in cash during the fourth quarter of 2000, before working capital adjustments. Credit Suisse First Boston noted that, based on this cash burn rate, Autoweb had 7.4 months of cash on hand as of February 28, 2001. Credit Suisse First Boston also noted that Autoweb's forecasts indicated that Autoweb would have a minimal amount of cash before it would become profitable.

     Public Company Trading Valuation Analysis. Credit Suisse First Boston compared certain financial information of Autoweb and Autobytel with that of other companies involved in the Internet industry and the B2C industry, including:

  Internet Companies:                        B2C Companies:
     - AOL Time Warner Inc.                     - Ebay Inc.
     - Yahoo Inc.                               - Amazon.com Inc.
     - Electronic Arts Inc.                     - Travelocity.com Inc.
     - Terra Networks S A                       - Expedia Inc.
     - Homestore.com Inc.                       - Priceline.com Inc.
     - CNET Networks Inc.                       - Barnesandnoble.com Inc.
                                                - Webvan Group Inc.
                                                - drugstore.com Inc.
                                                - Ashford.com Inc.
                                                - Beyond.com Corp.

     Such information included, among other things, stock prices as multiples of estimated earnings per share for calendar years 2001 and 2002, and the multiples of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to estimated revenue for calendar years 2001 and 2002. The multiples were calculated using publicly available information and consensus forecasts by securities research analysts. The analysis was based upon the closing stock prices for all of the companies as of March 29, 2001 and consensus estimates of securities research analysts. With respect to Autoweb and Autobytel, the analysis was based upon the latest available estimates of securities research analysts, which estimates for Autoweb were higher than the estimates provided to Credit Suisse First Boston by Autoweb's management. The following table summarizes the results of this analysis:

                                                                                    AGGREGATE
                                                                                 VALUE/ESTIMATED
                                                             PRICE/EARNINGS        REVENUE FOR
                                                                MULTIPLES         CALENDAR YEAR
                                                             ---------------     ---------------
                                                             2001      2002      2001      2002
                                                             -----     -----     -----     -----
Autoweb....................................................  10.1x      0.4x       NM        NM
Autobytel..................................................     NM     12.9x       NM        NM
Internet Companies
  (median).................................................  50.3x     40.7x     4.6x      3.5x
  (mean)...................................................  62.0x     45.2x     5.1x      3.9x
B2C Companies
  (median).................................................  90.3x     25.6x     0.9x      1.1x
  (mean)...................................................  90.3x     30.7x     2.5x      2.2x

     Autoweb Liquidation Analysis. Credit Suisse First Boston analyzed Autoweb's assets and liabilities and calculated, based on management estimates, that the costs of liquidation would exceed Autoweb's assets by $0.6 million to $7.9 million. The following table summarizes the results of this analysis:

Total assets proceeds.........................    $31.1 - $38.4 million
Total liabilities.............................           $(2.5) million
Total shutdown costs..........................          $(12.2) million
Cash burn to liquidation......................           $(2.0) million
Contract costs................................          $(22.3) million
Net assets distributable to shareholders......  $(7.9) - $(0.6) million

     Autobytel Historical Stock Trading Analysis. Credit Suisse First Boston analyzed the prices at which Autobytel common stock traded from March 26, 1999 through March 29, 2001. Credit Suisse First Boston noted that the high closing price of Autobytel common stock was $41.88 on March 31, 1999, and that the low closing price of Autobytel common stock was $1.63 on March 29, 2001. Credit Suisse First Boston also noted the average closing price of Autobytel common stock over various periods prior to March 29, 2001, as summarized below:

                PERIOD PRIOR TO                      AVERAGE
                 MARCH 29, 2001                   CLOSING PRICE
                ---------------                   -------------
March 29, 2001..................................      $1.63
Last 5 trading days.............................      $1.75
Last 10 trading days............................      $1.82
Last 30 trading days............................      $1.98
Last 60 trading days............................      $2.19
Last 90 trading days............................      $2.35

     Autobytel Cash Burn Analysis. Credit Suisse First Boston analyzed the cash resources of Autobytel and its estimated cash requirements for 2001. Credit Suisse First Boston noted that Autobytel had $77.5 million in cash at February 28, 2001 and that, on a normalized basis, Autobytel used $2.8 million in cash during the fourth quarter of 2000, before working capital adjustments. Credit Suisse First Boston noted that, based on this cash burn rate, Autobytel had 84.0 months of cash on hand as of February 28, 2001.

     Transaction Matrix. Credit Suisse First Boston calculated several values implied by the exchange ratio of 0.3553x, including the implied price per Autoweb share, the premium of such implied price to recent Autoweb trading prices, the implied fully diluted equity value of Autoweb and the implied pro forma fully diluted ownership of Autobytel by Autoweb stockholders. The following table summarizes the results of this analysis:

             PREMIUM REPRESENTED BY IMPLIED
                 PRICE PER AUTOWEB SHARE
             -------------------------------                            PRO FORMA FULLY
                                                                       DILUTED OWNERSHIP
               MARCH 29,                                         -----------------------------
 IMPLIED         2001         30-DAY AVERAGE       IMPLIED
PRICE PER    AUTOWEB PRICE    AUTOWEB PRICE     AUTOWEB FULLY                       AUTOWEB
 AUTOWEB     -------------    --------------       DILUTED         AUTOBYTEL       OWNERSHIP
  SHARE          $0.22            $0.33         EQUITY VALUE     SHARES ISSUED    IN AUTOBYTEL
---------    -------------    --------------    -------------    -------------    ------------
  $0.58         163.9%            73.2%         $17 million      10.6 million        34.0%

     Historical Exchange Ratio Analysis. Credit Suisse First Boston compared the average of the exchange ratios of the closing price of Autoweb common stock to the closing price of Autobytel common stock for each trading day over various periods ended March 29, 2001. The following table sets forth such average exchange ratios for various periods ended March 29, 2001 and the premium/(discount) represented by the average exchange ratios when compared to the exchange ratio in the merger of 0.3553x:

                                                      PREMIUM/(DISCOUNT) OF
                                       AVERAGE         THE MERGER EXCHANGE
         PERIOD PRIOR TO            EXCHANGE RATIO    RATIO OVER THE AVERAGE
          MARCH 29, 2001             OVER PERIOD          EXCHANGE RATIO
         ---------------            --------------    ----------------------
March 29, 2001....................      0.135x                163.9%
Last 10 trading days..............      0.125x                183.2%
Last 30 trading days..............      0.166x                113.5%
Last 60 trading days..............      0.174x                103.8%
Last 90 trading days..............      0.164x                116.5%
Last 180 trading days.............      0.225x                 58.3%
Since March 26, 1999..............      0.526x                (32.5)%

     Precedent Transaction Analysis. Credit Suisse First Boston reviewed 84 precedent transactions in the software/internet industry and calculated the implied premiums paid in such transactions over the market price of the acquired company prior to the announcement of such transactions. Credit Suisse First Boston also calculated the price per Autoweb share implied by premiums at the top of each range considered. The following table summarizes the results of this analysis:

                                                        AVERAGE PREMIUM AS A PERCENTAGE OF
                                                           ACQUIRED COMPANY SHARE PRICE
                                               -----------------------------------------------------
                                               0 - 20%     20 - 40%    40 - 60%    60 - 80%    >80%
                                               --------    --------    --------    --------    -----
Percentage of Deals..........................      33%         26%         26%          7%         7%
Autoweb Share Price Implied by a premium at
  top of range...............................   $0.26       $0.31       $0.35       $0.40      $0.44(1)
Percentile of Deals Above this Price.........      67%         41%         14%          7%         4%

-------------------------
(1) Based on a premium of 100%.

     No transaction utilized as a comparison in the precedent transaction analyses is identical to the merger. In evaluating the merger, Credit Suisse First Boston made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Autobytel and Autoweb, such as the impact of competition on the businesses of Autobytel and Autoweb and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Autobytel and Autoweb or the Internet industry or in the financial markets in general. Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable transaction data.

     Synergy Analysis. Credit Suisse First Boston considered the effects of potential synergies on the estimated pro forma results of operations of the combined company after the merger. This analysis was based solely upon the estimates of the management of Autoweb of the synergies that the combined company might be able to achieve following completion of the merger. The management of Autobytel did not provide estimates of potential synergies to Autoweb or Credit Suisse First Boston. The actual synergies achieved by the combined company after the merger may vary from the potential synergies estimated by Autoweb's management and the variations may be material. Based upon the estimates of Autoweb's management, Credit Suisse First Boston noted that the combined company could achieve revenue synergies of approximately $2.7 million in 2001 and approximately $7.2 million in 2002 and cost synergies of approximately $4.2 million in 2001 and approximately $12.0 million in 2002.

     Pro Forma Combined Cash Burn Analysis. Credit Suisse First Boston analyzed the pro forma cash resources of the combined company and its estimated cash requirements for 2001. Credit Suisse First Boston noted that the combined company would have had approximately $99.9 million in cash at February 28, 2001 and that the combined company would have used $11.9 million in cash during the fourth quarter of 2000. Credit Suisse First Boston noted that, based on this cash burn rate, the combined company had 25.3 months of cash on hand as of February 28, 2001. This cash burn rate was based upon historical cash burn rates and did not reflect any potential synergies that might be achieved by the combined company after the merger.

     Contribution Analysis. Credit Suisse First Boston analyzed the relative contributions of Autoweb and Autobytel to the pro forma total revenues, total cash, fully-diluted equity value and fully-diluted aggregate value of the combined company. This analysis was based upon the latest available estimates of securities research analysts for Autoweb and Autobytel, which estimates for Autoweb were higher than the estimates provided to Credit Suisse First Boston by Autoweb's management. The following table summarizes the results of this analysis:

                                                  AUTOWEB      AUTOBYTEL
                                                 PERCENTAGE    PERCENTAGE
                                                 ----------    ----------
Estimated 2001 Revenues........................     37.3%         62.7%
Total Cash.....................................     22.4%         77.6%
Fully-diluted Equity Value.....................     16.3%         83.7%
Fully-diluted Aggregate Value..................       NM            NM

     As a result of both Autoweb and Autobytel having negative aggregate values, Credit Suisse First Boston noted that the relative contributions of Autoweb and Autobytel to the combined company's pro forma revenues did not imply corresponding relative pro forma equity ownership.

     Pro Forma Cash Impact Analysis. Credit Suisse First Boston analyzed certain pro forma effects expected to result from the merger, including the expected impact of the merger on estimated cash per share of the combined company. This analysis indicated that Autoweb's cash per share as of February 28, 2001, when adjusted for the settlement of existing contracts, would increase by 151.8% in this situation.

     Pro Forma Equity Value Analysis. Credit Suisse First Boston calculated the price per Autoweb share and premium to the Autoweb share price implied by the pro forma equity value of the combined company calculated as the sum of the equity values of each of Autoweb and Autobytel as of March 29, 2001. The following table summarizes the results of this analysis:

                EQUITY VALUE                     IMPLIED AUTOWEB EQUITY VALUE BASED ON PRO FORMA OWNERSHIP
            AS OF MARCH 29, 2001              ---------------------------------------------------------------
--------------------------------------------  PRO FORMA PRIMARY   IMPLIED EQUITY   IMPLIED PRICE   PERCENTAGE
  AUTOWEB        AUTOBYTEL       COMBINED         OWNERSHIP           VALUE          PER SHARE      PREMIUM
------------   -------------   -------------  -----------------   --------------   -------------   ----------
$6.5 million   $33.1 million   $39.6 million        34.0%         $13.5 million        $0.46          108%

     Pro Forma Trading Analysis. Credit Suisse First Boston calculated the price per Autoweb share implied by the exchange ratio in the merger of 0.3553x, assuming that Autobytel common stock traded at various 2002 price/earnings multiples and price/earnings growth rate multiples. The following table summarizes the results of this analysis:

                                                           AUTOBYTEL CURRENT VALUE BASED ON
                                                          2002 PRICE/ EARNINGS MULTIPLE AND
                                                         PRICE/ EARNINGS GROWTH RATE MULTIPLE
                                                        --------------------------------------
Price/Earnings Multiple...............................   1.8x    2.7x    3.8x    5.0x    10.0x
                                                        -----   -----   -----   -----   ------
Price/Earnings Growth Rate Multiple...................   0.1x    0.1x    0.2x    0.2x     0.4x
                                                        -----   -----   -----   -----   ------
Implied Autoweb Share Price (assuming no synergies)...  $0.22   $0.32   $0.45   $0.60   $ 1.20
Implied Autoweb Share Price (assuming synergies)......  $0.62   $0.90   $1.27   $1.69   $ 3.38

     Credit Suisse First Boston also calculated the future price per Autoweb share implied by the exchange ratio in the merger of 0.3553x, assuming that Autobytel common stock traded at various one-year forward price/earnings multiples and price/earnings growth rate multiples. The following table summarizes the results of this analysis:

                                                            AUTOBYTEL FUTURE VALUE BASED ON
                                                     ONE-YEAR FORWARD PRICE/ EARNINGS MULTIPLE AND
                                                         PRICE/ EARNINGS GROWTH RATE MULTIPLE
                                                    -----------------------------------------------
Price/Earnings Multiple...........................    6.3x     12.5x     18.8x     25.0x     37.5x
                                                    ------    ------    ------    ------    ------
Price/Earnings Growth Rate Multiple...............   0.25x     0.50x     0.75x     1.00x     1.50x
                                                    ------    ------    ------    ------    ------
Implied Autoweb Share Price (assuming no
  synergies)......................................  $ 0.75    $ 1.50    $ 2.24    $ 2.99    $ 4.49
Implied Autoweb Share Price (assuming
  synergies)......................................  $ 2.11    $ 4.22    $ 6.33    $ 8.44    $12.66

     Credit Suisse First Boston did not express any opinion as to what the value of the Autobytel common stock actually will be when issued pursuant to the merger or the prices at which shares of Autobytel common stock will trade at any time.

     The actual results achieved by the combined company after the merger may vary from such estimated results and the variations may be material.

     Credit Suisse First Boston's opinion was one of many factors taken into consideration by the Autoweb board of directors in making its determination to recommend the acquisition agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Autoweb board of directors or the management of Autoweb with respect to the value of Autoweb or Autobytel or whether the Autoweb board of directors would have been willing to agree to a different exchange ratio.

     The Autoweb board of directors retained Credit Suisse First Boston to act as its exclusive financial advisor in connection with the merger. Credit Suisse First Boston was selected by the Autoweb board of directors based on Credit Suisse First Boston's qualifications, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking and advisory firm. Credit Suisse First Boston, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Credit Suisse First Boston has provided financial and investment banking services to Autoweb for which it received compensation. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the equity securities of both Autoweb and Autobytel for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Pursuant to an engagement letter dated August 23, 2000, Autoweb engaged Credit Suisse First Boston to provide financial advisory services to the Autoweb board of directors in connection with strategic alternatives, including the merger, including, among other things, rendering its opinion and making the presentation referred to above. Pursuant to the terms of the engagement letter, Autoweb has agreed to pay Credit Suisse First Boston a customary fee in connection therewith. Credit Suisse First Boston will also receive a fee for rendering its opinion. In addition, Autoweb has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including attorney's fees, incurred in connection with its engagement and to indemnify Credit Suisse First Boston and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including liabilities arising under the federal securities laws.

INTERESTS OF AUTOWEB DIRECTORS, OFFICERS, EMPLOYEES AND SIGNIFICANT STOCKHOLDERS IN THE MERGER

     When considering the recommendation of Autoweb's board of directors that stockholders approve the merger, you should be aware that some Autoweb directors, employees and officers have interests in the merger that are different from, or are in addition to, your interests. The Autoweb board of directors was aware of these potential conflicts and considered them. These include:

     - Severance Payments. Each of ten senior officers of Autoweb will receive severance payments equal to any unpaid base salary through the date of termination plus an amount equal to one year base salary plus an amount equal to a pro rated bonus based on the elapsed portion of the year up to a maximum of 35% of total annual base salary, in the event the officer is terminated without cause or terminates with good reason within one year following consummation of the merger. In addition, fifteen other senior employees of Autoweb will be eligible to receive severance payments equal to three, four or six months of the employee's base salary if they are terminated without cause following consummation of the merger.

     - Accelerated Vesting. Pursuant to the terms of letter agreements granting to ten senior officers of Autoweb change of control benefits, 75% of each officer's outstanding unvested options to purchase Autoweb common stock will vest on the consummation of the merger and the remainder will vest if within one year following the merger the officer is terminated without cause or terminates for good reason.

     - Employment. Two new directors, Jeffrey Schwartz and Mark R. Ross, will be appointed to the Autobytel board. In addition, some executive officers of Autoweb will become executive officers of Autobytel. Autobytel has agreed to enter into an employment agreement with Jeffrey Schwartz upon the consummation of the merger and may enter into additional employment contracts with other employees of Autoweb.

     - Indemnification. The directors and executive officers of Autoweb have customary rights to indemnification against certain liabilities. Further, Autobytel has agreed to use commercially reasonable efforts to provide for six years a policy of directors' and officers' liability insurance with respect to matters occurring on or before the effective time of the merger for the benefit of the directors and officers of Autoweb.

     As a result, these directors, officers, employees and stockholders could be more likely to vote in favor of recommending the acquisition agreement and the merger than if they did not hold these interests.

COMPLETION AND EFFECTIVENESS OF THE MERGER

     The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including approval and adoption of the acquisition agreement and the merger by the stockholders of Autoweb and approval of the issuance of Autobytel common stock in the merger by stockholders of Autobytel. We hope to complete the merger late in the second calendar quarter or early in the third calendar quarter of 2001. The merger will become effective upon the filing of the certificate of merger with the Secretary of State of Delaware.

STRUCTURE OF THE MERGER AND CONVERSION OF AUTOWEB COMMON STOCK

     Pursuant to the acquisition agreement, Autobytel Acquisition I Corp., a wholly-owned subsidiary of Autobytel, will merge with and into Autoweb. Immediately following the merger, Autoweb will be a wholly-owned subsidiary of Autobytel.

     Upon completion of the merger, each outstanding share of Autoweb common stock will be converted into the right to receive 0.3553 shares of Autobytel common stock. No fractional shares of Autobytel common stock will be issued pursuant to the merger. In lieu thereof, each holder of shares of Autoweb common stock who would otherwise be entitled to a fraction of a share of Autobytel common stock shall receive an amount of cash (rounded to the nearest whole cent) equal to the product of such fraction multiplied by the average closing price of Autobytel common stock for the fifteen trading days immediately preceding the last full trading day prior to the closing date of the merger, as reported on the Nasdaq National Market. The number of shares of Autobytel common stock awarded in the merger, after aggregating all fractional shares of Autobytel common stock, shall be rounded down to the nearest whole share.

     Upon completion of the merger, Autobytel will assume options to purchase shares of Autoweb common stock in connection with the merger. The number of shares of Autobytel common stock purchasable under each post-merger option will be equal to the number of shares of Autoweb common stock underlying the option, multiplied by the merger exchange ratio of 0.3553 shares of Autobytel common stock for each share of Autoweb common stock. The exercise price per share of the Autobytel common stock issuable under each Autoweb option will equal the per share exercise price of the Autoweb option divided by 0.3553.

EXCHANGE OF AUTOWEB STOCK CERTIFICATES FOR AUTOBYTEL STOCK CERTIFICATES

     When the merger is completed, Autobytel's exchange agent will mail to Autoweb stockholders a letter of transmittal and instructions for use in surrendering Autoweb stock certificates in exchange for Autobytel stock certificates. When former Autoweb stockholders deliver their Autoweb stock certificates to the exchange agent along with an executed letter of transmittal and any other required documents, the Autoweb stock certificates will be canceled and former Autoweb stockholders will receive Autobytel stock certificates representing the number of full shares of Autobytel common stock to which they are entitled under the acquisition agreement. They will receive payment in cash, without interest, in lieu of any fractional shares of Autobytel common stock which would have been otherwise issuable to them in the merger.

     Autoweb stockholders should not submit their Autoweb stock certificates for exchange until they receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

NO DIVIDENDS

     Autoweb stockholders are not entitled to receive any dividends or other distributions on Autobytel common stock until the merger is completed and they have surrendered their Autoweb stock certificates in exchange for Autobytel stock certificates.

     Subject to the effect of applicable laws, promptly following surrender of Autoweb stock certificates and the issuance of the corresponding Autobytel certificates, Autoweb stockholders will be paid the amount of dividends or other distributions, without interest, with a record date after the completion of the merger which were previously paid with respect to their whole shares of Autobytel common stock.

     Autobytel will only issue Autoweb stockholders an Autobytel stock certificate or a check in lieu of a fractional share in the name in which the surrendered Autoweb stock certificate is registered. If Autoweb stockholders wish to have their certificates issued in another name they must present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that they paid any applicable stock transfer taxes.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The discussion below constitutes the opinions of Paul, Hastings, Janofsky & Walker LLP and Wilson Sonsini Goodrich & Rosati, P.C., regarding the material federal income tax considerations generally applicable to United States holders of Autoweb common stock who, pursuant to the merger, exchange their Autoweb common stock solely for Autobytel common stock and cash in lieu of fractional shares of Autobytel common stock. Consummation of the merger is conditioned upon Autobytel's and Autoweb's receipt of opinions of their respective counsel, confirming their opinions as described in this section entitled "Material United States Federal Income Tax Considerations," to the effect that the merger will qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code.

     The opinions of Paul, Hastings, Janofsky & Walker LLP and Wilson Sonsini Goodrich & Rosati, P.C., set forth in this section entitled "Material United States Federal Income Tax Considerations" are subject to certain limitations, qualifications and assumptions and are based on certain facts and representations, including representations contained in certificates executed by officers of Autobytel and Autoweb. The opinions have assumed the absence of changes in relevant facts or in law between the date of this joint proxy statement/prospectus and the closing date and assume that the merger is effected as described in the acquisition agreement and in the joint proxy statement/prospectus. The opinions are not binding on the Internal Revenue Service or the courts and there can be no assurance that the Internal Revenue Service or the courts will not take a contrary view. No ruling from the Internal Revenue Service has been or will be sought. The discussion below is based upon current provisions of the Internal Revenue Code, currently applicable U.S. Treasury regulations promulgated thereunder, and judicial and administrative decisions and rulings. Future legislative, judicial or administrative changes or interpretations could alter or modify (including on a retroactive basis) the discussion below.

     The discussion below does not purport to deal with all aspects of United States federal income taxation that may affect particular stockholders in light of their individual circumstances, and is not intended for stockholders subject to special treatment under federal income tax law. Stockholders subject to special treatment include, but are not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign persons, stockholders who are subject to the alternative minimum tax provisions of the Internal Revenue Code, stockholders who hold their stock as part of a hedge, appreciated financial position, straddle or conversion transaction, stockholders who do not (or who will not at the time of the merger) hold their stock as capital assets and stockholders who have acquired their stock upon the exercise of employee options or otherwise as compensation. In addition, the discussion below does not consider the effect of any applicable state, local or foreign tax laws and further does not consider any tax consequences of transactions effectuated by stockholders subsequent to, or concurrently with, the merger. This discussion also does not describe tax consequences that are generally assumed to be known by investors.

     In the opinion of Paul, Hastings, Janofsky & Walker LLP, counsel to Autobytel, and in the opinion of Wilson Sonsini Goodrich & Rosati, P.C., counsel to Autoweb, the merger will constitute a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code.

     Assuming the merger constitutes a reorganization, subject to the limitations and qualifications referred to herein, the following tax consequences will result:

     - no gain or loss will be recognized by the holders of Autoweb common stock upon the receipt of Autobytel common stock solely in exchange for such Autoweb common stock in the merger, except as a result of cash received in lieu of fractional shares of Autobytel common stock;

     - cash payments received by holders of Autoweb common stock in lieu of a fractional share of Autobytel common stock will result in capital gain (or capital loss) measured by the difference between the cash payment received and the portion of the tax basis in the shares of Autoweb common stock surrendered that is allocable to such fractional share. Such capital gain (or capital loss) will be long-term capital gain (or capital loss) if the shares of Autoweb common stock allocable to such fractional share have been held for more than one year at the effective time of the merger;

     - the aggregate tax basis of the Autobytel common stock received by Autoweb stockholders in the merger will be the same as the aggregate tax basis of the Autoweb common stock surrendered in exchange, reduced by any tax basis allocable to a fractional share of Autobytel common stock for which cash is received;

     - the holding period with respect to Autobytel common stock received by each Autoweb stockholder in the merger will include the holding period for the Autoweb common stock surrendered in exchange; and

     - no gain or loss will be recognized by Autobytel, Autoweb or the transitory subsidiary that merges into Autoweb solely as a result of the merger.

THE ABOVE DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. AUTOWEB STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE EFFECT OF FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS.

ACCOUNTING TREATMENT FOR THE MERGER

     Autobytel intends to account for the merger as an acquisition under the purchase method of accounting for business combinations.

REGULATORY FILINGS AND APPROVALS REQUIRED TO COMPLETE THE MERGER

     Although not expected by Autobytel and Autoweb, the merger may be subject to review by the Department of Justice and the Federal Trade Commission to determine whether it is in compliance with applicable antitrust laws. Should the merger meet certain threshold requirements under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the merger may not be consummated until the specified waiting period requirements of that Act have been satisfied. If required, Autobytel and Autoweb intend to file all required notification reports, together with requests for early termination for the waiting period, with the Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Certain Autoweb directors who will be directors of Autobytel after the merger may also be required to file notification reports with the Federal Trade Commission. In addition, the completion of this merger is subject to the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and compliance with applicable corporate laws of Delaware.

CERTAIN SECURITIES LAWS CONSIDERATIONS

     The Autobytel common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended (the "Securities Act"). These shares will be freely transferable under the Securities Act, except for Autobytel common stock issued to any person who is deemed to be an affiliate of Autoweb or Autobytel. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Autoweb or Autobytel and include officers and directors, as well as principal stockholders.

     Autoweb's affiliates may not sell their Autobytel common stock acquired in the merger except pursuant to:

     - an effective registration statement under the Securities Act covering the resale of those shares;

     - an exemption under paragraph (d) of Rule 145 under the Securities Act; or

     - any other applicable exemption under the Securities Act.

     Autobytel's affiliates may not sell their Autobytel common stock acquired in the merger except pursuant to:

     - Rule 144 under the Securities Act;

     - an effective registration statement under the Securities Act covering the resale of those shares; or

     - any other applicable exemption under the Securities Act.

DISSENTERS' RIGHTS

     No dissenters' or appraisal rights are available in connection with the merger or any of the transactions contemplated by the acquisition agreement. Delaware law does not provide for dissenters' or appraisal rights because Autoweb's common stock is listed on the Nasdaq National Market and because the shares of Autobytel common stock that Autoweb stockholders will receive in the merger will also be listed on the Nasdaq National Market.

LISTING ON THE NASDAQ MARKET OF AUTOBYTEL COMMON STOCK TO BE ISSUED IN THE
MERGER

     Autobytel has agreed to cause the shares of Autobytel common stock to be issued in the merger to be approved for listing on the Nasdaq National Market, subject to official notice of issuance, prior to the effective time of the merger.

DELISTING AND DEREGISTRATION OF AUTOWEB COMMON STOCK AFTER THE MERGER

     If the merger is completed, Autoweb's common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

                           THE ACQUISITION AGREEMENT

     This section of the joint proxy statement/prospectus describes the acquisition agreement. While Autobytel and Autoweb believe that the description covers the material terms of the acquisition agreement, this summary may not contain all of the information that is important to you. The composite conformed acquisition agreement is attached to this joint proxy statement/prospectus as Annex A and Autobytel and Autoweb urge you to read it carefully.

GENERAL

     Following the adoption of the acquisition agreement and approval of the merger by Autoweb stockholders and the satisfaction or waiver of the other conditions to the merger, Autobytel Acquisition I Corp., a wholly-owned subsidiary of Autobytel, will merge into Autoweb. Autoweb will survive the merger as a wholly owned subsidiary of Autobytel. If all conditions to the merger are satisfied or waived, the merger will become effective at the time of the filing by the surviving corporation of a duly executed certificate of merger with the Secretary of State of the State of Delaware.

THE EXCHANGE RATIO AND TREATMENT OF AUTOWEB COMMON STOCK

     At the effective time of the merger, each issued and outstanding share of Autoweb common stock will be converted into the right to receive 0.3553 shares of Autobytel common stock, except that any shares owned by Autoweb and any shares owned by Autobytel or Autobytel Acquisition I Corp. will be cancelled without conversion. Autobytel will adjust the exchange ratio to reflect any reclassification, stock split, stock dividend, reorganization or other similar change with respect to Autobytel common stock or Autoweb common stock occurring before the effective time of the merger.

     Based on the exchange ratio of 0.3553 shares of Autobytel common stock for each outstanding share of Autoweb common stock, and based on the number of shares of Autoweb common stock outstanding as of March 31, 2001, a total of 10,490,748 shares of Autobytel common stock will be issued in the merger.

TREATMENT OF AUTOWEB STOCK OPTIONS AND WARRANTS

     At the effective time of the merger, Autobytel will assume each outstanding option issued under Autoweb's 1997 Stock Option Plan, 1999 Equity Incentive Plan, 1999 Employee Stock Purchase Plan, and 1999 Directors Stock Option Plan, whether vested or unvested, to purchase shares of Autoweb common stock on substantially the same terms and conditions as were applicable prior to the effective time of the merger, except that (i) the options will be exercisable for shares of Autobytel common stock, and (ii) the number of shares of Autobytel common stock which may be purchased will be equal to the number of shares of Autoweb common stock underlying the option multiplied by 0.3553. Any fractional share of Autobytel common stock resulting from such adjustment will be rounded down to the nearest whole number. The exercise price per share of Autobytel common stock issuable under each Autoweb option will equal the per share exercise price of the Autoweb common stock purchasable under the Autoweb option divided by 0.3553. The exercise price will be rounded up to the nearest whole cent.

     Autobytel will reserve for issuance a sufficient number of its common stock for delivery upon Autoweb optionholders' exercise of options. If the shares of Autobytel common stock underlying the assumed options have not already been registered at the time the options are exercised, Autobytel will file a registration statement on Form S-8 with respect to such shares within three business days after the effective date of the merger.

     Within thirty days after the effective time, Autobytel will issue to each person who, immediately prior to the effective time was a holder of an assumed option, a document evidencing the foregoing assumption of such option by Autobytel.

EXCHANGE OF CERTIFICATES

     After the effective time of the merger, Autobytel's exchange agent will mail to each record holder of Autoweb common stock a letter of transmittal and instructions for surrendering their certificates. Only those holders who properly surrender their certificates in accordance with the instructions will receive certificates representing Autobytel common stock, cash in lieu of any fractional Autobytel common stock and any dividends or distributions to which they are entitled. The surrendered certificates representing shares of Autoweb common stock will be cancelled. After the effective time of the merger, each certificate representing shares of Autoweb common stock that has not been surrendered will only represent the right to receive common stock of Autobytel, cash in lieu of any fractional Autobytel common stock and dividends or distributions. Following the effective time of the merger, Autoweb will not register any transfers of Autoweb common stock on its stock transfer books.

     Autobytel will not issue any fractional common stock in the merger. Instead, each holder of shares of Autoweb common stock exchanged in the merger who would otherwise be entitled to receive a fraction of a share of common stock of Autobytel will receive cash, without interest, equal to the fractional share multiplied by the average closing price of Autobytel common stock for the fifteen trading days immediately preceding the last full trading day prior to the closing date of the merger, as reported on the Nasdaq National Market.

     After the effective date of the merger, no dividends or other distributions declared or made after the closing of the merger with respect to Autobytel common stock will be paid to the holder of any unsurrendered Autoweb certificate and no cash payment in lieu of fractional shares will be paid to any such holder until the holder surrenders its Autoweb certificate in accordance with the letter of transmittal. Upon surrender, Autobytel will pay to the record holder of the certificate, without interest, the amount of cash payable in lieu of fractional shares to which the holder is entitled and any dividends or distributions with respect to the Autobytel common stock to which the holder is entitled which have a record date after the effective date of the merger.

     If any Autoweb common stock certificate is lost, stolen or destroyed, an Autoweb stockholder must provide an appropriate affidavit of that fact. Autobytel may require an Autoweb stockholder to deliver a bond as indemnity against any claim that may be made against Autobytel with respect to any lost, stolen or destroyed certificate.

HOLDERS OF AUTOWEB COMMON STOCK SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

REPRESENTATIONS AND WARRANTIES

     Autobytel and Autoweb each made a number of representations and warranties in the acquisition agreement regarding aspects of their respective businesses, financial condition, structure and other facts pertinent to the merger.

Autoweb's Representations and Warranties

     Autoweb's representations and warranties include representations as to:

     - Autoweb's corporate organization and its qualification to do business;

     - Autoweb's certificate of incorporation and bylaws;

     - Autoweb's capitalization;

     - authorization of the acquisition agreement by Autoweb;

     - the effect of the merger on obligations of Autoweb under applicable laws;

     - the vote of Autoweb stockholders required to approve the merger;

     - regulatory approvals required to complete the merger;

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     - Autoweb's filings and reports with the Securities and Exchange
       Commission;

     - Autoweb's financial statements;

     - Autoweb's liabilities;

     - changes in Autoweb's business since September 30, 2000;

     - Autoweb's taxes;

     - intellectual property used by Autoweb;

     - interested party transactions;

     - validity of the voting agreement and that it is binding on Autoweb;

     - employees and employee benefits, including severance and termination payments;

     - Autoweb's compliance with applicable laws;

     - restrictions on the conduct of Autoweb's business;

     - permits required to conduct Autoweb's business and compliance with those permits;

     - litigation involving Autoweb;

     - payments, if any, required to be made by Autoweb to brokers and agents on account of the merger;

     - Autoweb's employee benefit plans;

     - Autoweb's title to the properties it owns and leases;

     - environmental laws that apply to Autoweb;

     - Autoweb's labor relations;

     - Autoweb's material contracts;

     - Autoweb's insurance coverage;

     - information supplied by Autoweb in this joint proxy statement/prospectus and the related registration statement filed by Autobytel;

     - approval by the Autoweb board of directors;

     - Autoweb's dealers or customers;

     - Autoweb's minute books;

     - the completeness of Autoweb materials made available to Autobytel;

     - the truthfulness of Autoweb's statements of material fact or the lack of any Autoweb omission that would make its statements misleading;

     - the inapplicability of state takeover statues to the merger; and

     - the fairness opinion received by Autoweb from its financial advisor.

     The representations and warranties of Autoweb expire at the effective time of the merger.

Autobytel and Autobytel Acquisition I Corp. Representations and Warranties

     Autobytel's and Autobytel Acquisition I Corp.'s representations and warranties include representations as to:

     - Autobytel's and Autobytel Acquisition I Corp.'s corporate organization and their qualification to do business;

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

     - Autobytel's and Autobytel Acquisition I Corp.'s certificate of incorporation and bylaws;

     - Autobytel's and Autobytel Acquisition I Corp.'s capitalization;

     - authorization of the acquisition agreement by Autobytel and Autobytel Acquisition I Corp.;

     - the effect of the merger on obligations of Autobytel and Autobytel Acquisition I Corp. under applicable laws;

     - the vote of Autobytel's and Autobytel Acquisition I Corp.'s stockholders required to approve the merger;

     - regulatory approvals required to complete the merger;

     - Autobytel's filings and reports with the Securities and Exchange Commission;

     - Autobytel's financial statements;

     - Autobytel's liabilities;

     - changes in Autobytel's business since September 30, 2000;

     - interested party transactions;

     - Autobytel's and Autobytel Acquisition I Corp.'s taxes;

     - intellectual property used by Autobytel and Autobytel Acquisition I
       Corp.;

     - Autobytel's and Autobytel Acquisition I Corp.'s compliance with applicable laws;

     - restrictions on the conduct of Autobytel's business;

     - permits required to conduct Autobytel's business and compliance with those permits;

     - litigation involving Autobytel and Autobytel Acquisition I Corp.;

     - payments, if any, required to be made by Autobytel to brokers or agents because of the merger;

     - Autobytel's and Autobytel Acquisition I Corp.'s employee benefit plans;

     - Autobytel's title to the properties it owns and leases;

     - environmental laws applicable to Autobytel;

     - the inapplicability of state takeover statutes to the merger;

     - Autobytel's labor relations;

     - Autobytel's material contracts;

     - Autobytel's insurance coverage;

     - Autobytel's minute books;

     - the completeness of Autobytel materials made available to Autoweb;

     - the truthfulness of Autobytel's statements of material fact or the lack of any Autobytel omission that would make its statements misleading;

     - information supplied by Autobytel in this joint proxy statement/prospectus and the related registration statement filed by Autobytel;

     - approval by the Autobytel board of directors; and

     - the fairness opinion received by Autobytel from its financial advisor.

     The representations and warranties of Autobytel and Autobytel Acquisition I Corp. expire at the effective time of the merger.

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     The representations and warranties in the acquisition agreement are complicated and not easily summarized. You are urged to carefully read the portions of the acquisition agreement entitled: "Representations and Warranties of Company," relating to Autoweb and "Representations and Warranties of Autobytel and Merger Sub," relating to Autobytel and Autobytel Acquisition I Corp.

AUTOWEB'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

     Autoweb agreed that, until the earlier of the completion of the merger or termination of the acquisition agreement or unless Autoweb receives Autobytel's prior written consent, Autoweb will:

     - pay debts and taxes when due subject to good faith disputes over such debt and to file tax returns;

     - pay or perform other obligations when due;

     - use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization;

     - use commercially reasonable efforts consistent with past practices and policies to keep available the services of its present officers and employees; and

     - use commercially reasonable efforts consistent with past practices and policies to preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

     Autoweb also agreed that until the earlier of the completion of the merger or termination of the acquisition agreement or unless Autoweb receives Autobytel's prior written consent, Autoweb will conduct its business in compliance with certain specific restrictions relating to the following:

     - restricted stock and stock options;

     - employees and employee benefits, including severance and termination payments;

     - Autoweb's intellectual property;

     - any split, combination or reclassification of capital stock;

     - the issuance of dividends or other distributions;

     - the repurchase or acquisition of Autoweb common stock except in connection with the termination of an employee;

     - the issuance, encumbrance and redemption of securities;

     - modification of Autoweb's certificate of incorporation and bylaws;

     - the acquisition of assets or other entities;

     - the sale, lease, license and disposition of assets;

     - the incurrence of indebtedness;

     - the adoption, amendment or increase of employee benefit plans, policies or arrangements;

     - payment or settlement of liabilities;

     - making of certain payments;

     - modification, amendment or termination of material contracts;

     - entrance into new material contracts;

     - accounting policies and procedures;

     - incurrence of obligations to make certain expenditures;

     - giving all notices required by applicable law;
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     - terminating or waiving any right in excess of certain thresholds;

     - entering into or amending any agreement involving exclusive marketing or other exclusive rights;

     - commencing any lawsuit;

     - reducing amount of insurance coverage;

     - hiring of new employees;

     - revaluing assets;

     - entering into any operating agreement in excess of certain thresholds;

     - making of capital expenditures in excess of specified thresholds; and

     - any action that would make the representations and warranties in the acquisition agreement untrue or incorrect or prevent the performance of any covenant in the acquisition agreement.

     The agreements related to the conduct of Autoweb's business in the acquisition agreement are complicated and not easily summarized. You are urged to carefully read the sections of the acquisition agreement entitled "Conduct of Business by Company," relating to Autoweb.

AUTOBYTEL'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

     Autobytel has agreed that, until the earlier of the completion of the merger or termination of the acquisition agreement or unless Autobytel receives Autoweb's prior written consent, Autobytel will:

     - pay debts and taxes when due subject to good faith disputes over such debt and to file tax returns;

     - pay or perform other obligations when due;

     - use all reasonable efforts consistent with past practices and policies to preserve intact its present business organization;

     - use commercially reasonable efforts consistent with past practices and policies to keep available the services of its present officers and employees; and

     - use commercially reasonable efforts consistent with past practices and policies to preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

     Autobytel also agreed that until the earlier of the completion of the merger or termination of the acquisition agreement or unless Autobytel receives Autoweb's prior written consent, Autobytel will conduct its business in compliance with certain specific restrictions relating to the following:

     - the repurchase or acquisition of Autobytel common stock except in connection with the termination of an employee;

     - any split, combination or reclassification of capital stock;

     - the issuance of dividends or other distributions;

     - the issuance of securities for less than fair market value;

     - amendment of Autobytel's certificate of incorporation; and

     - any action that would make the representations and warranties in the acquisition agreement untrue or incorrect or prevent the performance of any covenant in the acquisition agreement.

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

NO SOLICITATION BY AUTOWEB

     Autoweb further agreed to cease, as of the date of the acquisition agreement, any and all existing activities, discussions or negotiations with any parties conducted prior to that date with respect to any "Takeover Proposal" as defined below.

     Until the merger is completed or the acquisition agreement is terminated, Autoweb agreed not to, and agreed to direct its officers, directors, employees, representatives or other agents not to, take any of the following actions:

     - solicit, initiate or encourage the making, submission or announcement of any Takeover Proposal;

     - participate in any discussions or negotiations regarding any Takeover Proposal;

     - furnish to any person any information with respect to any Takeover Proposal;

     - any action that would make the representations and warranties in the acquisition agreement untrue or incorrect or prevent the performance of any covenant in the acquisition agreement;

     - knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any Takeover Proposal;

     - engage in discussions with any person with respect to any Takeover Proposal; or

     - subject to certain limited exceptions discussed below, approve, endorse or recommend any Takeover Proposal.

     Autoweb's board may, without breaching the acquisition agreement, respond to an unsolicited, bona fide written Takeover Proposal by discussing the proposal with, and furnishing information to the party making the proposal, if all of the following conditions are met:

     - Autoweb's board reasonably concludes that the proposal constitutes a "Superior Proposal" as defined below;

     - Autoweb's board determines in good faith, after considering the advice of its outside legal counsel, that its fiduciary obligations require it to do so;

     - Autoweb gives notice to Autobytel of the determination of a Superior Proposal by its board of directors, and Autoweb receives a customary confidentiality agreement from that party; and

     - when furnishing nonpublic information to the party making the proposal, Autoweb contemporaneously furnishes the same information to Autobytel.

     A TAKEOVER PROPOSAL is any offer or proposal relating to any "Takeover Transaction", as defined below, other than an offer, inquiry or proposal from Autobytel.

     A TAKEOVER TRANSACTION is any transaction or series of transactions, other than the merger, involving any of the following:

     - the acquisition or purchase of 20% or more of the assets of Autoweb; or

     - any merger, consolidation, business combination or similar transaction involving Autoweb.

     A SUPERIOR PROPOSAL is a Takeover Proposal if Autoweb's board of directors has determined after considering the written opinion of its financial advisor that such proposal is more favorable from a financial point of view to the stockholders of Autoweb than the merger.

     Autoweb has agreed to promptly inform Autobytel of any request for information that Autoweb reasonably believes would lead to a Takeover Transaction, or of any Takeover Proposal, or any inquiry with respect to or which Autoweb reasonably believes would lead to any Takeover Proposal, the material terms and conditions of such request, Takeover Proposal or inquiry. Autoweb further agreed to keep Autobytel informed in all material respects of the status and details of any such request, Takeover Proposal or

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inquiry, and to provide Autobytel with advance notice of any agreement to or endorsement of any Takeover Proposal or its withdrawal of its recommendation of the merger.

CONDITIONS TO COMPLETION OF THE MERGER

     The obligations of Autobytel and Autoweb to complete the merger and the other transactions contemplated by the acquisition agreement are subject to the satisfaction or waiver, to the extent legally permissible, of each of the following conditions before completion of the merger:

     - the acquisition agreement must be approved and adopted and the merger must be approved by the requisite vote of holders of Autoweb and Autobytel common stock;

     - Autobytel's registration statement on Form S-4 must be effective, no stop order suspending its effectiveness will be in effect and no proceedings for suspension of its effectiveness will have been initiated or threatened by the Securities and Exchange Commission;

     - Autobytel's filing to list the Autobytel common stock to be issued in the merger shall have been made with the Nasdaq National Market;

     - Autoweb, Autobytel and Autobytel Acquisition I Corp. shall have timely obtained from each governmental entity all approvals, waivers or consents; and

     - no temporary restraining order or injunction, proceeding, law, regulation or order, that could prevent the merger or make the merger illegal, has been entered or begun.

     Autoweb's obligations to complete the merger and the other transactions contemplated by the acquisition agreement are subject to the satisfaction or waiver in writing of each of the following additional conditions before completion of the merger:

     - Autobytel's and Autobytel Acquisition I Corp.'s representations and warranties must be true and correct as of the date the merger is to be completed as if made at and as of such time except:

      - to the extent Autobytel's and Autobytel Acquisition I Corp.'s representations and warranties address matters only as of a particular date, they must be true and correct as of that date; and

      - if any of Autobytel's representations and warranties are not true and correct but the effect, in the aggregate, of the inaccuracies of these representations and breaches of these warranties, does not have a "Material Adverse Effect," as defined below, on Autobytel, then this condition will be deemed satisfied;

     - Autobytel must perform or comply in all material respects with all of its agreements and covenants required by the acquisition agreement to be performed or complied with by Autobytel at or before completion of the merger and deliver a certificate to Autoweb executed by its President and its Interim Chief Financial Officer or its Chief Financial Officer certifying that the conditions have been fulfilled;

     - no change has occurred since the date of the acquisition agreement that constitutes a Material Adverse Effect on Autobytel, determined without regard to whether such change constitutes a breach of a representation or warranty;

     - Autoweb must have received a tax opinion from Wilson Sonsini Goodrich & Rosati, P.C.;

     - no merger or other business combination involving Autobytel or the acquisition in one or more transactions of all or substantially all of the assets of Autobytel shall have occurred after which Autobytel (or its successor) ceases to be in the automotive, internet, technology or media business; and

     - Autobytel shall have executed and delivered the employment agreement for Jeffrey Schwartz required by the acquisition agreement.

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     Autobytel's and Autobytel Acquisition I Corp.'s obligations to complete the merger and the other transactions contemplated by the acquisition agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

     - Autoweb's representations and warranties must be true and correct as of the date the merger is to be completed as if made at and as of such time except:

      - to the extent Autoweb's representations and warranties address matters only as of a particular date, they must be true and correct as of that date; and

      - if any of Autoweb's representations and warranties are not true and correct but the effect, in the aggregate, of the inaccuracies of these representations and breaches of these warranties, does not have a Material Adverse Effect on Autoweb, then this condition will be deemed satisfied;

     - Autoweb must perform or comply in all material respects with all of its agreements and covenants required by the acquisition agreement to be performed or complied with by Autoweb at or before completion of the merger and deliver a certificate to Autobytel executed by its President and its Chief Financial Officer certifying that the conditions have been fulfilled;

     - no change has occurred since the date of the acquisition agreement that constitutes a Material Adverse Effect on Autoweb, determined without regard to whether such change constitutes a breach of a representation or warranty;

     - Autoweb shall have obtained all consents, waivers and approvals required with respect to identified contracts;

     - not more than 15% of Autoweb common stock will constitute dissenting shares;

     - Autobytel must have received a tax opinion from Paul, Hastings, Janofsky & Walker LLP;

     - Autoweb must furnish evidence satisfactory to Autobytel of the amendment or termination of the letter agreement specified in the acquisition agreement; and

     - no temporary restraining order, preliminary or permanent injunction or other order restricting Autobytel's conduct or operation of the business of Autoweb has been issued.

     A MATERIAL ADVERSE EFFECT is any effect that individually or taken together with other effects is materially adverse to (i) the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of an entity and its subsidiaries, taken as a whole or (ii) the ability of an entity to consummate the transactions contemplated by the acquisition agreement; provided, however, that no Material Adverse Effect shall be deemed to have occurred as a result solely of (u) the termination of the agreement between Autoweb and Lycos, Inc. dated March 26, 2000 pursuant to the Settlement and Termination Agreement and Release between them and the execution of a new agreement between them and any payments or other actions called for by such agreement, (v) any action required by the acquisition agreement, including, without limitation, any adverse effect resulting from the delivery of any notice pursuant to the acquisition agreement, (w) a decrease in an entity's stock price or the failure to meet or exceed Wall Street research analysts' or such entity's internal earnings estimates or projections, (x) general economic conditions affecting generally the industry in which an entity competes, (y) general market conditions in the United States or (z) any adverse effect resulting from the announcement of the acquisition agreement or the merger.

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TERMINATION OF THE ACQUISITION AGREEMENT

     The acquisition agreement may be terminated at any time whether before or after approval of the matters presented in connection with the merger by Autoweb stockholders and Autobytel stockholders:

     - by mutual consent of Autobytel and Autoweb;

     - by either Autobytel or Autoweb, if any of the following shall have occurred:

      - if the merger is not completed before September 30, 2001 except that this right to terminate the acquisition agreement is not available to any party whose action or failure to act has been a cause of or resulted in the failure of the merger to occur on or before September 30, 2001 if such action or failure to act constitutes a breach of the acquisition agreement;

      - if any permanent injunction or other order of a court or other competent authority preventing the consummation of the merger shall have become final and non-appealable; or

      - if the acquisition agreement fails to receive the requisite vote for approval and adoption and the merger fails to receive the requisite vote for approval by the stockholders of Autoweb at an Autoweb stockholders meeting or at any adjournment of that meeting or by the stockholders of Autobytel at an Autobytel stockholders meeting or at any adjournment of that meeting, except that this right to terminate the acquisition agreement is not available to any party where the failure to obtain stockholder approval was caused by that party's action or failure to act and such action or failure to act constitutes a breach of the acquisition agreement.

     - by Autobytel if any of the following shall have occurred:

      - if for any reason Autoweb fails to call and hold the Autoweb stockholders meeting by September 30, 2001 unless the reason is that this registration statement has not been declared effective by the Securities and Exchange Commission at least thirty-five days before September 30, 2001 or unless Autoweb is terminating the acquisition agreement as a result of Autobytel's breach;

      - if the board of directors of Autoweb withdraws, modifies or changes its recommendation that the stockholders of Autoweb approve the merger in a manner adverse to Autobytel and its stockholders, unless such withdrawal, modification or change is as a result of a breach by Autobytel that would entitle Autoweb to terminate the acquisition agreement or as a result of a Material Adverse Effect on Autobytel;

      - upon a breach of any representation, warranty, covenant or obligation on the part of Autoweb set forth in the acquisition agreement if that breach is not cured within ten business days following receipt of written notice of the breach or in any event on or before September 30, 2001 if Autobytel has not willfully breached any of its covenants under the acquisition agreement, which breach has not been cured; or

      - if a Takeover Proposal shall have occurred and the board of directors of Autoweb in connection therewith does not within ten business days of such occurrence (or, in any event, on or before September 30, 2001) reject such Takeover Proposal.

     - by Autoweb if any of the following shall have occurred:

      - if a "Change of Control," as defined below, of Autobytel shall have occurred;

      - upon a breach of any representation, warranty, covenant or agreement on the part of Autobytel in the acquisition agreement if that breach is not cured within ten business days following receipt of written notice of the breach or in any event on or before September 30, 2001 if Autoweb has not willfully breached any of its covenants under the acquisition agreement, which breach has not been cured;

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      - if for any reason Autobytel fails to call and hold the Autobytel stockholders meeting by September 30, 2001 unless the reason is that the registration statement has not been declared effective by the Securities and Exchange Commission at least thirty-five days before September 30, 2001 or unless Autobytel is terminating the acquisition agreement as a result of Autoweb's breach;

      - if the board of directors of Autobytel withdraws, modifies or changes its recommendation of the issuance of Autobytel's common stock pursuant to the acquisition agreement in a manner adverse to Autoweb or its stockholders unless such withdrawal, modification or change is as a result of a breach by Autoweb that would entitle Autobytel to terminate the acquisition agreement or as a result of a Material Adverse Effect on Autoweb; or

      - if a Superior Proposal shall have been made and Autoweb shall have provided Autobytel at least five business days prior notice of the terms of the Superior Proposal, provided Autoweb simultaneously pays any termination fee due under the acquisition agreement.

     A CHANGE OF CONTROL is any merger or other business combination involving Autobytel or the acquisition in one or more transactions of all or substantially all of the assets of Autobytel after which Autobytel or its successor ceases to be in the automotive, internet, technology or media business.

TERMINATION PAYMENTS BY AUTOWEB

     If any of the following occur and a Takeover Proposal exists or has been proposed that has not been rejected, Autoweb shall promptly pay Autobytel in immediately available funds an amount equal to the sum of (1) $1,000,000 plus
(2) Autobytel's costs and expenses directly incurred to negotiate, execute and perform its obligation under the acquisition agreement, including costs and expenses related to this joint proxy statement/prospectus and this registration statement, and the merger (but specifically excluding any costs or expenses related to the amendment of any agreement or settlement of any dispute prior to the execution of the acquisition agreement) up to a maximum amount of $1,000,000:

     - if the acquisition agreement is terminated by Autobytel due to Autoweb's breach of any of its representations, warranties, covenants or obligations and such breach has not been cured within ten business days of receipt by Autoweb of written notice of such breach or in any event on or before September 30, 2001 (and Autobytel has not willfully breached any of its covenants under the acquisition agreement, which breach is not cured);

     - if the closing condition that the representations and warranties of Autoweb in the acquisition agreement are true and correct as of the effective time of the merger (except as would not have a Material Adverse Effect on Autoweb and except for those representations and warranties that address matters as of a specified date), is not satisfied, and if on or after September 30, 2001, Autoweb terminates the acquisition agreement;

     - if the closing condition that Autoweb shall have performed and complied in all material respects with all covenants, obligations and conditions in the acquisition agreement required to be performed and complied with as of the effective time of the merger is not satisfied, and if on or after September 30, 2001, Autoweb terminates the acquisition agreement;

     - if the acquisition agreement is terminated by either party because the required approval of the stockholders of Autoweb has not been obtained due to the failure to obtain the required vote of the Autoweb stockholders at a duly held meeting or at any adjournment of the stockholder meeting; or

     - if the acquisition agreement is terminated by Autobytel due to Autoweb's failure to call and hold the Autoweb stockholders meeting by September 30, 2001 unless the reason is that the registration statement has not been declared effective by the Securities and Exchange Commission at least thirty-five days prior to September 30, 2001 or unless Autoweb is terminating the acquisition agreement as a result of Autobytel's breach.

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     Autoweb also must promptly pay Autobytel in immediately available funds an amount equal to the sum of (1) $1,000,000 plus (2) Autobytel's costs and expenses as described and limited above:

     - if the acquisition agreement is terminated by Autobytel if a Takeover Proposal has occurred and the board of directors of Autoweb in connection with it does not within ten business days of such occurrence (or, in any event, on or before September 30, 2001) reject such Takeover Proposal; or

     - if the acquisition agreement is terminated by Autoweb if a Superior Proposal has occurred and Autoweb has provided Autobytel at least five business days prior notice of the terms of the Superior Proposal.

     If the acquisition agreement is terminated by Autobytel due to Autoweb's breach of any of its representations, warranties, covenants or obligations and such breach has not been cured within ten business days of receipt by Autoweb of written notice of such breach or in any event on or before September 30, 2001 (and Autobytel shall not have willfully breached any of its covenants under the acquisition agreement, which breach is not cured) then Autoweb shall promptly reimburse Autobytel's costs and expenses as described and limited above.

TERMINATION PAYMENTS BY AUTOBYTEL

     If the acquisition agreement is terminated by Autoweb due to any of the following, then Autobytel shall promptly pay Autoweb in immediately available funds an amount equal to Autoweb's costs and expenses directly incurred to negotiate, execute and perform its obligations under the acquisition agreement, including costs and expenses related to this joint proxy statement/prospectus and this registration statement, and the merger (but specifically excluding any costs or expenses related to the amendment of any agreement or settlement of any dispute prior to the execution of the acquisition agreement), up to a maximum amount of $1,000,000:

     - if Autobytel breaches any of its representations, warranties, covenants or other obligations and such breach has not been cured within ten business days following receipt by Autobytel of written notice of such breach or in any event on or before September 30, 2001 (and Autoweb has not willfully breached any of its covenants under the acquisition agreement, which breach is not cured);

     - if for any reason Autobytel fails to call and hold the Autobytel stockholders meeting by September 30, 2001 unless the reason is that the registration statement has not been declared effective by the Securities and Exchange Commission at least thirty-five days prior to September 30, 2001 or unless Autobytel is terminating the acquisition agreement as a result of Autoweb's breach;

     - if the board of directors of Autobytel withdraws, modifies or changes its recommendation of the issuance of Autobytel's common stock in a manner adverse to Autoweb or its stockholders unless such withdrawal, modification or change is as a result of a breach by Autoweb that would entitle Autobytel to terminate the acquisition agreement or as a result of a Material Adverse Effect on Autoweb; or

     - if a Change of Control occurs.

OPERATIONS AFTER THE MERGER

     Following the merger, it is expected that Autoweb will continue its operations as a wholly-owned subsidiary of Autobytel. The stockholders of Autoweb will become stockholders of Autobytel, and their rights as stockholders will be governed by the Autobytel certificate of incorporation and bylaws, as in effect immediately prior to the consummation of the merger, and the laws of Delaware. See "Comparison of Stockholder Rights and Corporate Governance
Matters" on page   of this joint proxy statement/ prospectus.

     THE INITIAL DIRECTORS AND OFFICERS OF AUTOWEB AFTER THE MERGER WILL BE THE DIRECTORS AND OFFICERS OF AUTOBYTEL ACQUISITION I CORP.
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EXTENSION, WAIVER AND AMENDMENT OF THE ACQUISITION AGREEMENT

     The board of directors of Autobytel and Autoweb may amend the acquisition agreement at any time by mutual written consent provided that an amendment made subsequent to adoption of the acquisition agreement by the stockholders of Autoweb, Autobytel or Autobytel Acquisition I Corp. shall not:

     - alter or change the amount or kind of consideration to be received on conversion of the Autoweb common stock;

     - alter or change any term of the certificate of incorporation of the surviving corporation to be effected by the merger; or

     - alter or change any of the terms and conditions of the acquisition agreement if such alteration or change would materially adversely affect the holders of Autoweb common stock or Autobytel Acquisition I Corp. common stock.

     Either Autobytel or Autoweb may extend the other's time for the performance of any of the obligations or other acts under the acquisition agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the acquisition agreement if such extension or waiver is in writing.

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                        AGREEMENTS RELATED TO THE MERGER

     This section of the joint proxy statement/prospectus describes the Autoweb Voting Agreement and the Employment Agreement with Jeffrey A. Schwartz. While Autobytel and Autoweb believe that these descriptions cover the material terms of these agreements, the summary may not contain all of the information that is important to you. Copies of forms of these agreements are available upon request. Please see the section entitled "Where You Can Find More Information"
on page   .

AUTOWEB VOTING AGREEMENT

     One member of the Autoweb board of directors and three principal stockholders of Autoweb common stock have entered into a voting agreement with Autoweb and Autobytel. By entering into this voting agreement these Autoweb stockholders have agreed to vote or cause to be voted all of their shares of Autoweb common stock in favor of the approval of the acquisition agreement and the merger.

     They have agreed not to transfer, sell, assign or otherwise dispose of their shares of Autoweb common stock prior to the merger, the termination of the acquisition agreement or September 30, 2001, whichever is earlier.

     These Autoweb stockholders may vote their shares of Autoweb common stock on all other matters.

     As of March 31, 2001, the Autoweb stockholders who entered into the voting agreement collectively owned 8,807,973 shares of Autoweb common stock, which represent approximately 30% of the outstanding Autoweb common stock. None of the Autoweb stockholders who are parties to the voting agreement was paid additional consideration in connection with the execution of the voting agreement.

EMPLOYMENT AGREEMENT WITH JEFFREY A. SCHWARTZ (SEE PAGES   )

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

                     DESCRIPTION OF AUTOBYTEL CAPITAL STOCK

GENERAL

     Autobytel's Fifth Amended and Restated Certificate of Incorporation authorizes the issuance of up to 200,000,000 shares of common stock, par value $0.001 per share, and 11,445,187 shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established by the Autobytel board of directors. As of March 31, 2001, 20,364,070 shares of common stock were issued and outstanding and held by 142 stockholders of record and 0 shares of preferred stock were issued and outstanding.

COMMON STOCK

     The holders of Autobytel common stock are entitled to one vote for each share of capital stock held by such stockholder. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by the board of directors out of funds legally available for dividend payments. In the event that Autobytel liquidates, dissolves or winds up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     The Autobytel board of directors is authorized to issue preferred stock from time to time in one or more series, and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock. These rights, designations and preferences include voting rights, dividend rights, liquidation rights, redemption rights and conversion rights. No preferred stock is issued or outstanding.

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

       COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

     The rights of Autobytel stockholders are currently governed by the Delaware General Corporation Law (the "DGCL"), Autobytel's certificate of incorporation and Autobytel's by-laws. The rights of Autoweb stockholders are currently governed by the DGCL, Autoweb's certificate of incorporation and Autoweb's by-laws. Upon completion of the merger, the rights of Autoweb stockholders who become stockholders of Autobytel in the merger will be governed by the DGCL, Autobytel's certificate of incorporation and Autobytel's by-laws.

     The following description summarizes the significant differences that may affect the rights of stockholders of Autobytel and stockholders of Autoweb, but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, Autobytel's certificate of incorporation, Autobytel's by-laws, Autoweb's certificate of incorporation, and Autoweb's by-laws.

CAPITALIZATION

     Autobytel. Autobytel's authorized capital stock is described under "Description of Autobytel Capital Stock."

     Autoweb. The total authorized shares of capital stock of Autoweb consist of 60,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. At the close of business on March 31, 2001, there were approximately 29,526,453 million shares of Autoweb common stock outstanding and no shares of Autoweb preferred stock outstanding.

     The Autoweb board of directors is authorized to issue preferred stock from time to time in any series, and to fix and alter the designations, preferences and relative, participating, optional or other special rights of wholly unissued series of preferred shares including voting rights, dividend rights, liquidation rights, redemption rights and conversion rights.

VOTING RIGHTS

     The DGCL allows for more or less than one vote per share and permits cumulative voting if each is provided for in the certificate of incorporation.

     Autobytel. Each holder of Autobytel common stock is entitled to one vote for each share held of record and Autobytel's certificate of incorporation does not permit cumulative voting for the election of directors.

     Autoweb. Each holder of Autoweb common stock is entitled to one vote for each share held of record, and may not cumulate votes for the election of directors.

NUMBER, ELECTION, VACANCY AND REMOVAL OF DIRECTORS

     The DGCL provides that the board of directors of a Delaware corporation will consist of one or more directors as fixed by the corporation's certificate of incorporation or by-laws. The DGCL also provides that a director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. However, in the case of a corporation whose board is classified, the directors may be removed only for cause unless the certificate of incorporation provides otherwise.

     Autobytel. Autobytel's certificate of incorporation provides that the number of directors shall be set forth in the by-laws and may be changed from time to time by an amendment to such by-laws. Autobytel's by-laws fix the number of directors at eight. Autobytel's board of directors is divided into three classes. After their initial terms, the directors in each class serve for a term of three years each.

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

     Autobytel's by-laws provide that a decrease in the number of directors may not shorten the term of an incumbent director. Under Autobytel's by-laws, vacancies on the board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by vote of the majority of the remaining directors, although less than a quorum, or by a sole remaining director. Each director so chosen to fill a vacancy shall hold office until his successor shall have been elected and shall qualify or until he shall resign or shall have been removed. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

     Pursuant to the terms of the acquisition agreement, on or prior to the closing date of the merger, Autobytel will take all actions necessary to elect as directors two individuals designated by Autoweb.

     It is anticipated that, as allowed by Autobytel's by-laws, the Autobytel board of directors will vote to expand its current number to 10 and then will
vote to appoint two individuals (see page   ).

     Autoweb. Autoweb's board of directors has six members. Autoweb's certificate of incorporation provides that the number of directors may be changed from time to time by vote of a majority of the entire board of directors and that a decrease in the number of directors may not shorten the term of an incumbent director. Autoweb's board of directors is divided into three classes. After their initial terms, the directors in each class serve for a term of three years each.

     Under Autoweb's certificate of incorporation, vacancies on the Autoweb board of directors and newly created directorships resulting from any increase in the authorized number of directors may be filled by the directors, acting by majority of the directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors shall be elected and qualified.

     Autoweb's certificate of incorporation provides that any director may be removed at any time, but only for cause and only by the affirmative vote of the holders of 75% or more of the outstanding shares of common stock of the corporation entitled to vote generally in the election of directors cast at a meeting of the stockholders called for that purpose, except that the foregoing shall not apply whenever the holder of any one or more series of preferred stock shall have the right, voting separately as a class, to elect one or more directors of the corporation.

AMENDMENTS TO THE CERTIFICATE OF INCORPORATION

     Under the DGCL, amendments to a corporation's certificate of incorporation require the approval of the board of directors and stockholders holding a majority of the outstanding stock of each class entitled to vote on that amendment as a class, unless a different proportion is specified in the certificate of incorporation or by other provisions of the DGCL.

AMENDMENTS TO THE BY-LAWS

     Under the DGCL, by-laws of a corporation may be amended or repealed by stockholders, and, if provided for in the corporation's certificate of incorporation, by the directors.

     Autobytel. Autobytel's certificate of incorporation authorizes the board of directors to amend or repeal the by-laws. Autobytel's by-laws may be amended or repealed by the directors, by vote of a majority of the number of directors then in office, acting at any meeting of the board, or by the stockholders, by the vote of a majority of the outstanding shares of voting stock of the corporation, at an annual meeting of the stockholders, without previous notice, or at any special meeting of stockholders, provided that notice of such amendment or repeal is given in the notice of the special meeting.

     Autoweb. Autoweb's by-laws provide that its stockholders holding a majority of the corporation's outstanding voting stock have the power to adopt, amend, or repeal its by-laws. Autoweb's certificate of

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

incorporation gives Autoweb's board of directors the power to adopt, amend or repeal Autoweb's by-laws except insofar as the by-laws adopted by the stockholders provide otherwise.

STOCKHOLDER ACTION

     The DGCL authorizes stockholder action without a meeting unless otherwise provided in a corporation's certificate of incorporation.

     For both Autobytel and Autoweb the certificate of incorporation provides that the stockholders may not take action by written consent without a meeting, but must take action at a duly called annual or special meeting of stockholders.

SPECIAL STOCKHOLDER MEETINGS

     Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the by-laws. The DGCL requires notice of stockholders' meetings to be sent to all stockholders of record entitled to vote thereon not less than ten nor more than sixty days before the date of the meeting.

     Autobytel. Autobytel's by-laws provide that special meetings of stockholders may be called at any time by the board of directors, by a committee of the board of directors whose powers and authority include the power to call such meetings, by the Chairman of the Board, or by the President.

     Autoweb. Autoweb's by-laws provide special meetings of stockholders may be called at any time by the Chairman of the Board, the Chief Executive Officer, the President, or by a majority of the members of the board of directors.

     The by-laws of each company provide that notice of each meeting of the stockholders, whether annual or special, shall be given not fewer than ten nor more than sixty days in advance of the date of that meeting.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS AND INDEMNIFICATION

     The DGCL provides that a corporation's certificate of incorporation may include a provision limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. The DGCL permits a corporation to indemnify any director, officer, employee or agent of the corporation for expenses, monetary damages, fines and settlement amounts to the extent the person acted in good faith and in a manner he or she believed to be in the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe the conduct was unlawful.

     The DGCL does not permit indemnification if the person is held liable to the corporation except to the extent that an appropriate court concludes, upon application by the person, that despite the adjudication of liability but in view of all the circumstances, the person is fairly and reasonably entitled to indemnification for those expenses that the court deems proper. No provision can eliminate or limit the liability of a director for:

     - any breach of the director's duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

     - violation of Section 174 of the DGCL regarding unlawful payment of dividends or unlawful stock purchases or redemptions;

     - any transaction from which the director derived an improper personal benefit; or

     - any act or omission before the adoption of a provision eliminating or limiting the liability of a director for breach of fiduciary duty in the certificate of incorporation.

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

     Autobytel's and Autoweb's certificate of incorporation and by-laws limit or eliminate the liability of directors to the fullest extent permitted by the DGCL and require indemnification to the maximum extent permitted by the DGCL.

DIVIDENDS

     As Delaware corporations, Autobytel and Autoweb may declare and pay dividends out of their surplus or, if they have no surplus, out of any net profits for the fiscal year in which the dividend was declared or for the preceding fiscal year in which the dividend was declared, provided that the payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets.

PROVISIONS RELATING TO ACQUISITIONS AND BUSINESS COMBINATIONS

     Section 203 of the DGCL prohibits a Delaware corporation from engaging in any "business combination" with any person who owns 15% or more of a corporation's voting stock, such as an interested stockholder, for a period of three years following the time that person became an interested stockholder, unless:

     - the corporation's board of directors has approved, before the time on which that person became an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

     - upon consummation of the transaction that resulted in that person becoming an interested stockholder, that person owned at least 85% of the corporation's voting stock outstanding at that time, excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer; or

     - at or after the time on which that person became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

     For purposes of determining whether a person is the "owner" of 15% or more of a corporation's voting stock for purposes of Section 203 of the DGCL, ownership is defined broadly to include the right, directly or indirectly, to acquire the stock or to control the voting or disposition of the stock.

     A "business combination" is also defined broadly to include:

     - mergers and sales or other dispositions of 10% or more of the assets of a corporation with or to an interested stockholder;

     - specific transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries;

     - specific transactions that would result in an increase in the proportionate share of a corporation's or its subsidiaries' stock owned by the interested stockholder; and

     - any receipt by the interested stockholder of the benefit, directly or indirectly, except proportionately as a stockholder, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any of its subsidiaries.

     A Delaware corporation may elect not to be governed by Section 203 by a provision contained in its original certificate of incorporation, its by-laws, or an amendment to the original certificate of incorporation, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors. This type of amendment is effective immediately in the case of a corporation that has not elected in its original certificate of incorporation or amendment thereto to be governed by Section 203 and has never had voting stock listed on a national securities exchange,

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

authorized for quotation on the Nasdaq Stock Market or held of record by more than 2,000 stockholders. Otherwise this amendment is not effective until 12 months following its adoption.

     Neither Autobytel nor Autoweb has made an election not to be governed by
Section 203 and both are therefore subject to Section 203 of the DGCL.

MERGERS, ACQUISITIONS AND OTHER TRANSACTIONS

     Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation's assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote on the matter, except that no vote of stockholders of a constituent corporation surviving a merger is required unless the corporation provides otherwise in its certificate of incorporation if:

     - the acquisition agreement does not amend the certificate of incorporation of the surviving corporation;

     - each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger; and

     - either no shares of common stock of the surviving corporation are to be issued or delivered by way of the merger or, if common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding immediately before the merger by more than 20%.

     Autobytel. Autobytel is not required by the DGCL to submit the proposed merger to its stockholders for approval; however, approval is being sought from Autobytel's stockholders to satisfy the listing requirements of the Nasdaq because more than 20% of Autobytel's stock is being issued in the merger.

     Autoweb. Autoweb is required by the DGCL to submit the proposed merger to its stockholders for approval.

DISSENTERS' APPRAISAL RIGHTS

     Under the DGCL, dissenters' rights of appraisal are available to a stockholder of a corporation only in connection with some mergers or consolidations involving that corporation. Appraisal rights are not available under the DGCL if the corporation's stock is either:

     - listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., as the Autobytel and Autoweb common shares are, or

     - held of record by more than 2,000 stockholders;

except that appraisal rights will be available if the merger or consolidation requires stockholders to exchange their stock for anything other than:

     - shares of the surviving corporation,

     - shares of another corporation that will be listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, or

     - cash in place of fractional shares.

     Additionally, no appraisal rights are available if the corporation is the surviving corporation, and no vote of its stockholders is required for the merger.

     Appraisal rights are not available to Autobytel or Autoweb stockholders in connection with the proposed merger.

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PREEMPTIVE RIGHTS

     Under the DGCL, stockholders do not have a statutory preemptive right to acquire proportional amounts of a corporation's unissued shares upon a decision by the board of directors to issue them.

     Neither Autobytel's nor Autoweb's certificate of incorporation provides for its stockholders to have any preemptive rights with respect to any shares of its capital stock.

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                          THE AUTOBYTEL ANNUAL MEETING

DATE, TIME AND PLACE OF AUTOBYTEL ANNUAL MEETING

     The date, time and place of the annual meeting of Autobytel stockholders are as follows:

                                            , 2001
                                  a.m. Pacific time

PURPOSE OF THE ANNUAL MEETING

     Autobytel is furnishing this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by Autobytel's board of directors. This joint proxy statement/prospectus is being mailed on or about
               , 2001. The Autobytel board of directors will use the proxies at
the annual meeting of stockholders of Autobytel to be held on                ,
2001 and at any adjournment or postponement thereof.

     The annual meeting is being held so that Autobytel stockholders may consider and vote upon the following proposals:

     (1) To approve the issuance of shares of Autobytel common stock in the proposed merger of a wholly owned subsidiary of Autobytel with and into Autoweb as contemplated by the acquisition agreement dated as of April 11, 2001, among Autobytel, Autobytel Acquisition I Corp. and Autoweb. Autobytel will issue 0.3553 shares of common stock in exchange for each share of outstanding common stock of Autoweb.

     (2) To elect three Class III Directors.

     (3) To ratify and approve Autobytel's independent public accountants for fiscal 2001.

     (4) To approve an amendment to Autobytel's Certificate of Incorporation changing the name of Autobytel to Autobytel Inc.

     (5) To transact any other business that properly comes before the annual meeting or any adjournments or postponements thereof.

RECORD DATE AND OUTSTANDING SHARES

     Autobytel's board of directors has fixed the close of business on
               , 2001 as the record date for the annual meeting. Only holders of record of Autobytel's common stock at the close of business on the record date are entitled to notice of and to vote at the meeting. As of the close of
business on the record date, there were        shares of common stock
outstanding and entitled to vote, held of record by approximately stockholders, although Autobytel has been informed that there are in
excess of        beneficial owners of common stock.

QUORUM AND VOTE REQUIRED

     Holders of Autobytel common stock are entitled to one vote for each share held as of the record date. Approval of Proposals 1 and 3 requires the affirmative vote of a majority of the outstanding common stock of Autobytel present in person or represented by proxy at the meeting. Approval of the directors in Proposal 2 requires the vote of a plurality of the outstanding common stock of Autobytel present in person or represented by proxy at the meeting. Approval of Proposal 4 requires the affirmative vote of a majority of the outstanding common stock of Autobytel. Attendance at the meeting in person or by proxy of the shares representing a majority of the outstanding common stock of Autobytel is required for a quorum.

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     On the record date, directors and executive officers of Autobytel as a
group beneficially owned approximately        million shares of common stock.

ABSTENTIONS

     Any abstention will be counted for purposes of determining a quorum, but will have the same effect as a vote AGAINST the proposals considered at the annual meeting.

BROKER NON-VOTES

     In the event that a broker, bank, custodian, nominee or other record holder of Autobytel's common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, which is called a broker non-vote, those shares will not be considered for purposes of determining the number of shares entitled to vote with respect to a particular proposal on which the broker has expressly not voted, but will be counted for purposes of determining the presence or absence of a quorum for the transaction of business. Failing to instruct a broker on Proposal 4 has the same effect as voting against Proposal 4.

DISSENTERS' RIGHTS

     Under Delaware law, Autobytel stockholders are not entitled to dissent from the merger.

SOLICITATION OF PROXY; EXPENSES OF PROXY SOLICITATION

     The enclosed proxy is solicited by and on behalf of the board of directors of Autobytel. In addition to solicitation by mail, officers, directors and regular employees of Autobytel, who will receive no additional compensation for their services, may solicit proxies by mail, telegraph, facsimile transmission or personal calls. These persons will receive no additional compensation for solicitation of proxies, but may be reimbursed for reasonable out-of-pocket expenses.

     Autobytel will pay all of the expenses of soliciting proxies to be voted at the meeting, except that Autoweb will share equally the expenses incurred in connection with filing and printing this joint proxy statement/prospectus. Autobytel has requested brokers and nominees who hold stock in their name to furnish this proxy material to their customers and Autobytel will reimburse such brokers and nominees for their related out-of-pocket expenses.

     Autobytel has also engaged [               ] to solicit proxies on its
behalf. It is expected that [               ]'s fees will be approximately
$[               ] plus the reimbursement of expenses.

VOTING OF PROXIES

     The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Autobytel board of directors for use at the meeting. Please complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to Autobytel. All properly signed proxies that Autobytel receives prior to the vote at the meeting and that are not revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, such proxies will be voted FOR each of the aforementioned proposals to be considered at the annual meeting.

     Autobytel's board of directors does not know of any matter that is not referred to in this joint proxy statement/prospectus to be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

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REVOCABILITY OF PROXY

     If you are the holder of record for your shares, you may revoke your proxy at any time before it is exercised at the annual meeting by taking any of the following actions:

     - delivering a written notice to the secretary of Autobytel at its principal office, 18872 MacArthur Boulevard, Irvine, California 92612-1400;

     - delivering a signed subsequent proxy relating to the same shares and bearing a later date prior to the vote at the meeting; or

     - attending the annual meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

     Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The board of directors of Autobytel has unanimously determined that the terms of the merger and the acquisition agreement, are in the best interests of Autobytel and the Autobytel stockholders. Accordingly, the Autobytel board of directors recommends that Autobytel stockholders vote FOR the proposal to approve the issuance of shares of Autobytel common stock thereto, FOR the proposal to elect three Class III Directors, FOR the ratification of Autobytel's independent public accountants for fiscal 2001 and FOR the proposal to amend Autobytel's Certificate of Incorporation.

TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.

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                              AUTOBYTEL PROPOSAL 1

              RATIFICATION AND APPROVAL OF ACQUISITION AGREEMENT,
                         MERGER AND ISSUANCE OF SHARES

     The merger will be consummated on the terms and subject to the conditions set forth in the acquisition agreement. As a result of the merger, a wholly owned subsidiary of Autobytel will be merged with and into Autoweb, with Autoweb as the surviving corporation. Autobytel will issue 0.3553 shares of common stock in exchange for each share of outstanding common stock of Autoweb.

     You are encouraged to read the sections of this joint proxy
statement/prospectus entitled "Merger" on page   and "Acquisition Agreement" on
page   .

     THE BOARD OF DIRECTORS OF AUTOBYTEL RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE ISSUANCE OF SHARES.

                              AUTOBYTEL PROPOSAL 2

            NOMINATION AND ELECTION OF AUTOBYTEL CLASS III DIRECTORS

     The persons named in the enclosed proxy will vote to elect the three nominees named below under "Nominees for Class III Director" unless instructed otherwise in the proxy. The persons receiving the greatest number of votes, up to the number of directors to be elected, shall be the persons elected as the Class III Directors. Holders of common stock are not allowed to cumulate their votes in the election of Class III Directors. Shares represented by proxies which are marked "withhold authority" will have the same effect as a vote against the nominees. The Class III Directors are to hold office until the 2004 annual meeting of stockholders and until their respective successors are duly qualified and elected.

NOMINEES FOR CLASS III DIRECTOR:

        Jeffrey H. Coats
        Michael J. Fuchs
        Robert S. Grimes

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE ELECTION OF THE NOMINEES NAMED ABOVE UNDER "NOMINEES FOR CLASS III DIRECTOR." It is intended that shares represented by the proxies will be voted FOR the election to the board of directors of the persons named below unless authority to vote for the nominees has been withheld in the proxy. Although the persons nominated have consented to serve as directors if elected, and the board of directors has no reason to believe that the nominees will be unable to serve as directors, if any nominee withdraws or otherwise becomes unavailable to serve, the persons named as proxies will vote for any substitute nominee designated by the board of directors. The following information regarding Autobytel's directors and executive officers, including nominees, is relevant to your consideration of the slate proposed by your board of directors:

DIRECTORS

     The current directors of Autobytel are as follows:

                   NAME                      AGE                       POSITION
                   ----                      ---                       --------
Michael J. Fuchs...........................  55     Chairman of the Board and Director
Mark W. Lorimer............................  42     Chief Executive Officer, President and Director
Jeffrey H. Coats...........................  43     Director
Robert S. Grimes...........................  57     Director
Mark N. Kaplan.............................  71     Director
Kenneth J. Orton...........................  49     Director
Richard A. Post............................  42     Director
Peter Titz.................................  48     Director

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

     Jeffrey H. Coats was elected a director of Autobytel in August 1996. Since July 1999, Mr. Coats has been a Founder and Managing Director of TH Lee Global Internet Managers, L.P., a fund focused on making equity investments in eCommerce and Internet-related companies globally. Mr. Coats served as Managing Director of GE Equity, Inc., a wholly-owned subsidiary of General Electric Capital Corporation, from April 1996 to July 1999. Mr. Coats led GE Equity's Consumer Group, which included strategic and financial investments in the Internet, eCommerce, media and entertainment, retail and consumer products and services. He has also held various positions, most recently as Managing Director, of GE Capital Corporate Finance Group, Inc., a wholly-owned subsidiary of General Electric Capital Corporation, from June 1987 to April 1993. From February 1994 to April 1996, Mr. Coats served as President of Maverick Capital Equity Partners, LLC, and from May 1993 to January 1994, Mr. Coats was a Managing Director of Veritas Capital, Inc., both of which are investment firms. Mr. Coats holds a B.B.A. in Finance from the University of Georgia and a Masters in International Management in Finance from the American Graduate School of International Management. Mr. Coats is a member of the board of directors of Wink Communications, Inc. and Krause's Furniture, Inc.

     Michael J. Fuchs was elected as a director of Autobytel in September 1996 and became Chairman in June 1998. Since November 2000, Mr. Fuchs has been Chief Executive Officer of MyTurn.com, Inc. and was Interim Chief Executive Officer from April 2000 to October 2000. Mr. Fuchs was a consultant from November 1995 to April 2000. Mr. Fuchs was Chairman and Chief Executive Officer of Home Box Office, a Division of TimeWarner Entertainment Company, L.P., a leading pay-television company, from October 1984 until November 1995, and Chairman and Chief Executive Officer of Warner Music Group, a Division of Time Warner Inc., from May 1995 to November 1995. MyTurn.com, Inc. filed a voluntary petition under Chapter 11 of the Bankruptcy Code on March 2, 2001, which was converted to a filing under Chapter 7 of the Bankruptcy Code on April 2, 2001. Mr. Fuchs holds a B.A. from Union College and a J.D. from the New York University School of Law. Mr. Fuchs is a member of the board of directors of Wink Communications, Inc.

     Robert S. Grimes has been a director of Autobytel since inception and since April 2000 has also been a consultant to Autobytel. From July 1996 through March 2000, Mr. Grimes served as Executive Vice President of Autobytel. Since September 1987, Mr. Grimes has been President of R.S. Grimes & Co., Inc., a private investment company. From April 1981 to March 1987, Mr. Grimes was a partner with the investment firm of Cowen & Company. Mr. Grimes holds a B.S. from the Wharton School of Commerce and Finance at the University of Pennsylvania and an L.L.B. from the University of Pennsylvania Law School. Mr. Grimes has served on the board of directors of Philips International Realty Corp., a New York Stock Exchange listed company, since April 1998.

     Mark N. Kaplan was elected as a director of Autobytel in June 1998. Mr. Kaplan was a member of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1979 through 1998 and currently is of counsel to such firm. Mr. Kaplan serves on the board of directors of the following companies whose shares are publicly traded: American Biltrite, Inc., Congoleum Corporation, Inc., DRS Technologies, Inc., Grey Advertising, Inc., REFAC Technology Development Corporation and Volt Information Sciences, Inc. Mr. Kaplan holds an A.B. from Columbia College and a J.D. from Columbia Law School.

     Mark W. Lorimer has served as a director of Autobytel since June 1998. Mr. Lorimer joined Autobytel in December 1996 as Vice President, General Counsel and Secretary, and was promoted to Executive Vice President and Chief Operating Officer in May 1997. In May 1998, Mr. Lorimer was promoted to President. He was elected a director and appointed Chief Executive Officer of Autobytel in June 1998. From January 1996 to November 1996, Mr. Lorimer was a partner and, from March 1989 to January 1996, was an associate with the law firm of Dewey Ballantine LLP. Mr. Lorimer is a member of the national board of directors of the American Electronics Association. Mr. Lorimer holds a B.S. in Speech from Northwestern University and a J.D. from the Fordham University School of Law.

     Kenneth J. Orton was elected a director of Autobytel in June 1998. Mr. Orton has been Chief Strategist of e-business at Cognitiative, Inc. since March 1999. Through February 1999, Mr. Orton was the President and Chief Executive Officer of Preview Travel, Inc., which he joined in April 1994 as

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

President and Chief Operating Officer. From September 1989 to March 1994, Mr. Orton was Vice President and General Manager of the San Francisco division of Epsilon, a database marketing firm and a wholly owned subsidiary of American Express Company. Prior to his employment with Epsilon, Mr. Orton was Vice President of MARC Inc., a market research and database marketing company, and Vice President of Sales and Marketing for Future Computing. Mr. Orton also serves as a director of Egghead.com, Inc., a publicly-held corporation. Mr. Orton received a B.A. from California State University, Fullerton.

     Richard A. Post has served as a director of Autobytel since February 1999. Since July 2000, Mr. Post has been Managing Partner of Lonetree Capital Partners. From June 1998 to July 2000, Mr. Post was Executive Vice President and Chief Financial Officer of MediaOne Group, Inc. and President of MediaOne Capital Corp., a subsidiary of MediaOne Group, Inc. From January 1997 to June 1998, Mr. Post was Vice President and Chief Financial Officer of MediaOne Group, Inc. Mr. Post joined US WEST Financial Services in April 1988 as manager of Corporate Development and was promoted in 1990, first to Executive Director, and then to Vice President, responsible for all Capital Asset Group businesses. From June 1996 to January 1997, he was President of Corporate Development at US WEST, Inc. where he had responsibility for corporate development efforts at US WEST Communications, as well as US WEST, Inc. From December 1995 to June 1996, he served as Vice President of Corporate Development for US WEST Media Group, a division of the former US WEST, Inc. Mr. Post holds both a business administration degree and an M.B.A. from Delta State University. Mr. Post is a member of the board of directors of Arbitron, Inc.

     Peter Titz has served as a director of Autobytel since January 1999. Since September 1998, Mr. Titz has been Chairman of the board of directors of Invision AG (formerly Aureus Private Equity AG which absorbed Invision AG and changed its name to Invision AG.) Mr. Titz was a manager of Metro International Dienstleistung Beteiligungs AG and Invision AG from 1989 through December 1999. Before joining Metro and Invision AG in 1989, Mr. Titz was managing director of various institutions in the financial service sector including American Express in Frankfurt where he was responsible for the introduction of automatic teller machines and the installation of POS systems in Europe. Mr. Titz received a degree in engineering from the University of Aachen and a degree in economics from the University of Bonn. Mr. Titz is a member of the board of directors of Invision AG, ENBA and Varetis AG.

BOARD OF DIRECTORS AND COMMITTEE MEETINGS

     The board of directors is divided into three classes, with each class holding office for staggered three-year terms. The terms of Class I Directors Mark W. Lorimer, Richard A. Post and Peter Titz expire in 2002, the terms of Class II Directors Mark N. Kaplan and Kenneth J. Orton expire in 2003 and the terms of Class III Directors Jeffrey H. Coats, Michael J. Fuchs and Robert S. Grimes expire in 2001. All executive officers of Autobytel are chosen by the board of directors and serve at its discretion except that Mark W. Lorimer and Dennis Benner have employment agreements that have a term of employment of three years expiring on July 1, 2001 and May 3, 2003, respectively, which term automatically renews for one year periods unless Autobytel or such individual gives at least 30 days prior notice of an election not to renew the term, and Ariel Amir and Hoshi Printer have employment agreements that have a term of employment of two years expiring on April 3, 2002 and April 18, 2003, respectively. There are no family relationships among Autobytel's officers and directors.

     During the fiscal year ended December 31, 2000, the board of directors held a total of nine meetings. Each member of the board of directors attended more than 75% of the meetings of the board of directors and of the committees of which he was a member, except that Mr. Titz attended 56% of the meetings of the board of directors.

     The standing committees of the board of directors are the compensation committee, the audit committee and the nominating committee.

     The compensation committee, which met on four occasions in 2000, is responsible for determining the compensation of executive officers and Autobytel's non-executive officer employee compensation structure.
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

The compensation committee currently consists of Jeffrey H. Coats, Michael J. Fuchs and Kenneth J. Orton.

     The audit committee, which operates under a written charter approved by the audit committee and adopted by the board of directors, which is attached to this joint proxy statement/prospectus as Annex D, is responsible for (i) reviewing Autobytel's financial results and the scope and results of audits; (ii) evaluating Autobytel's system of internal controls and meeting with independent auditors and appropriate financial personnel concerning Autobytel's system of internal controls; (iii) recommending to the board of directors the appointment of the independent auditors; and (iv) evaluating Autobytel's financial reporting activities and the accounting standards and principles followed. The audit committee currently consists of Jeffrey H. Coats, Mark N. Kaplan and Richard A. Post and met on five occasions in 2000.

     The nominating committee was established on June 15, 2000 to nominate directors for election at each annual meeting of stockholders and to fill any vacancy on the board of directors. The nominating committee did not meet in 2000. The nominating committee currently consists of Mark W. Lorimer, Mark N. Kaplan and Peter Titz.

NEW DIRECTORS

     The individuals named below will become Autobytel directors, if the merger is consummated, pursuant to the terms of the acquisition agreement. It is anticipated that, as allowed by Autobytel's by-laws, the Autobytel board of directors will vote to expand its current number to 10 and then will vote to appoint the two individuals named below as directors.

     Jeffrey A. Schwartz has served as President and Chief Executive Officer and as a director of Autoweb since November 2000. He previously served as the Autoweb's Vice President, Strategic Development from October 1999 to November 2000. From 1995 to October 1999, Mr. Schwartz held various positions at The Walt Disney Company, including Corporate Vice President responsible for worldwide corporate alliance business development. In this role, Mr. Schwartz was responsible for executing the company's long-term strategic marketing, promotional, advertising, and licensing relationships. During his tenure at Disney, Mr. Schwartz held several positions inside of the corporate group and was responsible for worldwide political affairs, governmental relations, and various strategic business communications and representations functions. From 1993 to 1995, Mr. Schwartz was a principal of California Communications Group, advising corporate, non-profit, and governmental clients. Mr. Schwartz received Bachelor of Arts, Master of Arts, and Ph.D. degrees in Political Science from the University of Southern California.

     Mark R. Ross has been a director of Autoweb since July 1996. Since 1999 Mr. Ross has been a Managing Director of Chatsworth Securities, L.L.C., an investment firm headquartered in Greenwich, CT. Since May 1996, Mr. Ross has also been Managing Director of Cogito Capital Partners, L.L.C., a merchant bank focusing on investing in and raising funds for Internet companies. Mr. Ross has served on the board of advisors of numerous Internet companies, including iCastle.com and MediaPlex, Inc. Since May 1984, Mr. Ross has served as President, Chief Executive Officer and a director of On Word Information, Inc. He received a Bachelor of Science degree in finance from Lehigh University and studied at the graduate level in education at the University of Massachusetts.

                              AUTOBYTEL PROPOSAL 3

                          RATIFICATION AND APPROVAL OF
                   AUTOBYTEL'S INDEPENDENT PUBLIC ACCOUNTANTS

     The board of directors has selected Andersen LLP to audit the financial statements of Autobytel for the year ended December 31, 2001. Andersen LLP has audited Autobytel's financial statements since 1995.

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

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE PROPOSAL TO RATIFY AND APPROVE THE SELECTION OF ANDERSEN LLP AS AUTOBYTEL'S INDEPENDENT PUBLIC ACCOUNTANTS FOR FISCAL 2001.

     It is expected that a representative of Andersen LLP will be present at the annual meeting to respond to any questions and to make a statement on behalf of his or her firm, if such representative so desires.

                                 FEE DISCLOSURE

AUDIT FEES

     The aggregate fees billed by Andersen LLP for professional services rendered for the audit of Autobytel's annual financial statements for the year ended December 31, 2000 and for the reviews of the financial statements included in Autobytel's Quarterly Reports on Form 10-Q for that year were $147,000.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

     No fees were billed by Andersen LLP for professional services rendered for financial information systems design and implementation for the year ended December 31, 2000.

ALL OTHER FEES

     The aggregate fees billed by Andersen LLP for services rendered to Autobytel, other than for services described above, for the year ended December 31, 2000 were approximately $220,000. These other services consisted of audit and tax related services, such as review of the Securities and Exchange Commission filings, tax compliance and consultations on accounting and tax matters.

     The audit committee has determined that the provision of services rendered above is compatible with maintaining Andersen LLP's independence.

                              AUTOBYTEL PROPOSAL 4

                      APPROVAL OF AMENDMENT TO CERTIFICATE
                         OF INCORPORATION CHANGING NAME

     The board of directors of Autobytel has unanimously approved and directed that there be submitted to stockholders for their approval an amendment to
Article I of Autobytel's Fifth Amended and Restated Certificate of Incorporation to change the name of Autobytel to "Autobytel Inc." To effect such a change,
Article I of Autobytel's Fifth Amended and Restated Certificate of Incorporation will be amended to read in its entirety as follows:

                                   "ARTICLE I

      The name of the corporation is Autobytel Inc. (the "Corporation")."

     This amendment to change the name of Autobytel, if approved by the stockholders, will become effective on the date the amendment is filed with the Secretary of State of Delaware. Autobytel anticipates that the filing to effect the name change will be made as soon as practicable after the annual meeting.

     The board of directors has determined that a change in the Autobytel name is advisable because Autobytel owns more than one automotive Web site. The name change will not affect the validity of currently outstanding stock certificates. Autobytel's current stockholders will not be required to surrender or exchange any stock certificates that they now hold and should not send such certificates to Autobytel or its transfer agent.

     THE BOARD OF DIRECTORS OF AUTOBYTEL RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE AMENDMENT TO AUTOBYTEL'S FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO CHANGE THE NAME OF AUTOBYTEL AS DESCRIBED ABOVE.
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

                           THE AUTOWEB ANNUAL MEETING

DATE, TIME AND PLACE OF THE AUTOWEB ANNUAL MEETING

     The date, time and place of the annual meeting of the stockholders of Autoweb are as follows:

                                        , 2001
                                  a.m. Pacific time
                          Autoweb's Corporate Offices
                                3270 Jay Street
                         Santa Clara, California 95054

PURPOSE OF THE ANNUAL MEETING

     Autoweb is furnishing this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the board of directors of Autoweb relating to the proposed merger with Autobytel. This proxy statement and the accompanying form of proxy were first mailed to stockholders
on or about                            , 2001. The Autoweb board of directors
will use the proxies at the annual meeting of stockholders of Autoweb to be held
on                            , 2001 and at any adjournment or postponement
thereof.

     The annual meeting is being held so that Autoweb stockholders may consider and vote upon the following proposals:

     (1) To approve a merger of a wholly owned subsidiary of Autobytel with and into Autoweb whereby each outstanding share of Autoweb common stock will be converted into the right to receive 0.3553 shares of Autobytel common stock and the acquisition agreement dated as of April 11, 2001, by and among Autobytel, Autobytel Acquisition I Corp. and Autoweb.

     (2) To elect two Class II directors, each to serve until such director's successor has been elected and qualified or until such director's earlier resignation or removal. Autoweb's board of directors intends to present the following nominees for election as Class II directors:

               Lawrence W. Lepard and Jeffrey A. Schwartz

     (3) To ratify the selection of PricewaterhouseCoopers LLP as Autoweb's independent auditors for 2001.

     (4) To transact such other business as may properly come before the annual meeting.

RECORD DATE AND OUTSTANDING SHARES

     The board of directors of Autoweb has fixed the close of business on
            , 2001 as the record date for the annual meeting. Only holders of record of Autoweb common stock at the close of business on the record date are entitled to notice of and to vote at the meeting. As of the close of business on
the record date, there were                shares of Autoweb common stock
outstanding and entitled to vote, held of record by approximately stockholders, although Autoweb has been informed that there are
approximately                beneficial owners.

VOTE AND QUORUM REQUIRED

     Holders of Autoweb common stock are entitled to one vote for each share held as of the record date. Attendance at the meeting in person or by proxy of a majority of the outstanding shares of Autoweb common stock is required for a quorum. Approval of the merger and acquisition agreement requires the affirmative vote of a majority of the shares of Autoweb common stock outstanding on the record date. Election of the directors requires a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Approval of any other matter shall be decided by the affirmative vote of the holders of a majority of the shares of stock entitled to vote

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

thereon, that are present in person or represented by proxy at the meeting and are voted for or against the matter.

     On the record date, the directors and executive officers of Autoweb as a
group beneficially owned                shares of Autoweb common stock
(excluding any shares issuable upon the exercise of options). Certain stockholders, directors and executive officers of Autoweb have entered into stockholder voting agreements with Autobytel that obligate them to vote, with
respect to a total of approximately      % of Autoweb common shares outstanding
as of the record date, in favor of approval of the merger and acquisition agreement.

SOLICITATION OF PROXY

     The proxy is solicited by and on behalf of the board of directors of Autoweb. Autoweb will also be using the proxy solicitation firm of Regan & Associates. In addition to solicitation by mail, directors, officers and key employees of Autoweb may solicit proxies in person or by telephone, telegram or other means of communication. These persons will receive no additional compensation for solicitation of proxies, but may be reimbursed for reasonable out-of-pocket expenses.

VOTING OF PROXIES; ABSTENTIONS AND BROKER NON-VOTES

     All properly executed proxies received before the vote at the annual meeting and not revoked, will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, such proxies will be voted FOR each of the aforementioned proposals, and the proxy holder may vote the proxy in its discretion as to any other matter which may properly come before the meeting.

     In the event that a broker, bank, custodian, nominee or other record holder of Autoweb common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, which is called a broker non-vote, those shares will be counted for purposes of determining the presence or absence of a quorum for the transaction of business but will count as a vote against the proposal to approve the merger.

DISSENTERS' RIGHTS

     Under Delaware law, Autoweb stockholders are not entitled to dissent from the merger.

EXPENSES OF PROXY SOLICITATION

     The fee for the proxy solicitation services of Regan & Associates is $6,500.00, which includes all expenses incurred in connection with these services. Autoweb will pay the expenses of soliciting proxies to be voted at the meeting, except that Autobytel will share equally the expenses incurred in connection with filing and printing this joint proxy statement/prospectus. Following the original mailing of the proxies and other soliciting materials, Autoweb will request brokers, custodians, nominees and other record holders of Autoweb common stock to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Autoweb common stock and to request authority for the exercise of proxies. In such cases, upon the request of the record holders, Autoweb will reimburse such holders for their reasonable expenses.

PROXIES

     The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Autoweb board of directors for use at the meeting. Please complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to the corporate offices of Autoweb to the attention of the corporate secretary.

     The board of directors of Autoweb does not know of any matter that is not referred to in this joint proxy statement/prospectus to be presented for action at the meeting. If any other matters are properly

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brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

REVOCABILITY OF PROXY

     Any person signing a proxy given pursuant to this solicitation has the power to revoke it before the annual meeting or at the annual meeting before the vote pursuant to the proxy. A proxy may be revoked by a writing delivered to Autoweb stating that the proxy is revoked, by a subsequent proxy that is signed by the person who signed the earlier proxy and is presented at the annual meeting, or by attendance at the annual meeting and voting in person.

     Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     The board of directors of Autoweb has unanimously determined that the terms of the acquisition agreement and the merger are fair, advisable and in the best interests of Autoweb and the Autoweb stockholders. Accordingly, the Autoweb board of directors recommends that Autoweb stockholders vote FOR the proposal to approve the merger and the acquisition agreement, FOR the proposal to elect two Class II directors and FOR the proposal to ratify the selection of PricewaterhouseCoopers LLP as Autoweb's independent auditors for 2001.

TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.

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                               AUTOWEB PROPOSAL 1

                      RATIFICATION AND APPROVAL OF MERGER
                           AND ACQUISITION AGREEMENT

     The merger will be consummated on the terms and subject to the conditions set forth in the acquisition agreement. As a result of the merger, a wholly owned subsidiary of Autobytel will be merged with and into Autoweb, with Autoweb as the surviving corporation. Autobytel will issue 0.3553 shares of common stock in exchange for each share of outstanding common stock of Autoweb.

     You are encouraged to read the sections of this joint proxy
statement/prospectus entitled "Merger" on page   and "Acquisition Agreement" on
page   .

     THE BOARD OF DIRECTORS OF AUTOWEB BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR, ADVISABLE AND IN THE BEST INTERESTS OF AUTOWEB AND ITS STOCKHOLDERS AND RECOMMENDS THAT AUTOWEB STOCKHOLDERS VOTE FOR THE PROPOSAL TO RATIFY, APPROVE AND ADOPT THE MERGER AND THE ACQUISITION AGREEMENT.

     In considering the recommendation of the Autoweb board of directors with respect to the merger, you should be aware that certain directors and officers of Autoweb have certain interests in the merger that are different from, or are in addition to, the interests of Autoweb's stockholders generally. Please see the section of this joint proxy statement/prospectus entitled "Interests of Autoweb Directors, Officers, Employees and Significant Stockholders in the
Merger" on page   .

                               AUTOWEB PROPOSAL 2

             NOMINATION AND ELECTION OF AUTOWEB CLASS II DIRECTORS

     The board of directors of Autoweb presently consists of six members and is divided into three equal classes, with one vacancy. Each class serves three years, with the terms of office of the respective classes expiring in successive years. Directors in Class II will stand for election at the annual meeting and if elected, will serve on Autoweb's board of directors in the event the merger is not consummated. The terms of office of directors in Class I and Class III do not expire until the annual meetings of stockholders held in 2003 and 2002, respectively. The board of directors proposes that each of the Class II nominees named below, both of whom are currently serving as Class II directors, be re-elected as a Class II director for a three-year term expiring at the annual meeting of stockholders in 2004 and until such director's successor is duly elected and qualified or until such director's earlier resignation or removal. THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE ELECTION OF THE NOMINEES NAMED BELOW UNDER "NOMINEES TO THE BOARD." Shares represented by the accompanying proxy will be voted for the election of each of the two nominees named below unless the proxy is marked in such a manner as to withhold authority so to vote. If any nominee for any reason is unable to serve or for good cause will not serve, the proxies may be voted for such substitute nominee as the proxy holder may determine. Autoweb is not aware of any nominee who will be unable to or for good cause will not serve as a director.

NOMINEES TO THE BOARD

                                                                                           DIRECTOR
            NAME OF DIRECTOR               AGE            PRINCIPAL OCCUPATION              SINCE
            ----------------               ---            --------------------             --------
Lawrence W. Lepard(1)....................  46     General Partner, Geocapital                2000
Jeffrey A. Schwartz......................  35     President and Chief Executive Officer      2000

-------------------------
(1) Member of the audit committee and the compensation committee

     Lawrence W. Lepard has been a director of Autoweb since October 2000. Mr. Lepard is the Managing General Partner of Geocapital Partners, L.L.C., a venture capital firm. Prior to joining Geocapital, Mr. Lepard was a Partner at Summit Ventures. He also served as Chief Financial Officer of Calay Systems and as an Investment Associate at Continental Illinois Venture Corporation, a subsidiary of Continental Illinois Bank & Trust. Mr. Lepard has served on the boards of directors of numerous public

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and private information technology based firms and is presently a Director of several privately held companies. Mr. Lepard received a Bachelor of Arts degree in economics from Colgate University and an M.B.A. with Distinction from Harvard Business School.

     Jeffrey A. Schwartz has served as President and Chief Executive Officer and as a director of Autoweb since November 2000. He previously served as Autoweb's Vice President, Strategic Development from October 1999 to November 2000. From 1995 to October 1999, Mr. Schwartz held various positions at The Walt Disney Company, including Corporate Vice President responsible for worldwide corporate alliance business development. In this role, Mr. Schwartz was responsible for executing the company's long-term strategic marketing, promotional, advertising, and licensing relationships. During his tenure at Disney, Mr. Schwartz held several positions inside of the corporate group and was responsible for worldwide political affairs, governmental relations, and various strategic business communications and representations functions. From 1993 to 1995, Mr. Schwartz was a principal of California Communications Group, advising corporate, non-profit, and governmental clients. Mr. Schwartz received Bachelor of Arts, Master of Arts, and Ph.D. degrees in Political Science from the University of Southern California.

CONTINUING DIRECTORS

Class I Directors with a term expiring at the annual meeting of stockholders in 2003:

                                                                                           DIRECTOR
              NAME OF DIRECTOR                AGE           PRINCIPAL OCCUPATION            SINCE
              ----------------                ---           --------------------           --------
Dean A. DeBiase.............................  42    Chairman of the Board                    1998
Mark R. Ross(1).............................  55    President, Chief Executive Officer       1996
                                                    and
                                                    Director of On Word Information, Inc.

-------------------------
(1) Member of the audit committee and the compensation committee.

     Dean A. DeBiase has served as Chairman of the board of directors of Autoweb since August 1999 and as a director since December 1998. He also served as Chief Executive Officer from December 1998 to July 2000 and President from December 1998 to November 1999. From March 1998 to December 1998, he was the President of Start-Up-Partners, an Internet consulting company, where he served as interim Chief Executive Officer and director of CatchTV, a television/Web advertising and programming company. From January 1995 to March 1998, Mr. DeBiase was the President, Chief Executive Officer and a director of Worldplay Entertainment, an online games and community company, which was a wholly-owned subsidiary of America Online. From September 1993 to January 1995, he was Vice President of Marketing of Zenith Electronics and Senior Vice President of its Network Systems Division. Mr. DeBiase received a Bachelor of Science degree in marketing from Northern Illinois University and a Masters in Business Administration degree from the Keller Graduate School of Management.

     Mark R. Ross has been a director of Autoweb since July 1996. Since 1999 Mr. Ross has been a Managing Director of Chatsworth Securities, L.L.C., an investment firm headquartered in Greenwich, CT. Since May 1996, Mr. Ross has also been Managing Director of Cogito Capital Partners, L.L.C., a merchant bank focusing on investing in and raising funds for Internet companies. Mr. Ross has served on the board of advisors of numerous Internet companies, including iCastle.com and MediaPlex, Inc. Since May 1984, Mr. Ross has served as President, Chief Executive Officer and a director of On Word Information, Inc. He received a Bachelor of Science degree in finance from Lehigh University and studied at the graduate level in education at the University of Massachusetts.

Class III Directors with a term expiring at the annual meeting of stockholders in 2002:

                                                                                            DIRECTOR
         NAME OF DIRECTOR           AGE                 PRINCIPAL OCCUPATION                 SINCE
         ----------------           ---                 --------------------                --------
Jay C. Hoag(1)....................  42    General Partner of Technology Crossover Ventures    1998
Vacancy...........................

-------------------------
(1) Member of the audit committee and the compensation committee.

     Jay C. Hoag has been a director of Autoweb since May 1998. Since June 1995, Mr. Hoag has been a General Partner of Technology Crossover Ventures, a venture capital firm. From 1982 to December 1994, Mr. Hoag served in a variety of capacities at Chancellor Capital Management, Inc. Mr. Hoag currently serves on the board of directors of eLoyalty, a customer loyalty solutions company, EXE Technologies, an inventory management solutions company, and Expedia.com, a consumer travel Internet service. He received a Bachelor of Arts degree in Economics and Political Science from Northwestern University and a Masters in Business Administration degree from the University of Michigan.

BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

     During 2000, the board of directors met 11 times, including telephone conference meetings and acted by written consent 6 times. No director attended fewer than 75% of the aggregate of the total number of meetings of the board of directors (held during the period for which he was a director) and the total number of meetings held by all committees of the board of directors on which such director served (during the period that such director served).

     Standing committees of the board of directors include an audit committee and a compensation committee.

     The current members of the audit committee are Messrs. Hoag, Lepard and Ross. The audit committee met 3 times during 2000. The audit committee meets with Autoweb's independent auditors to review the adequacy of Autoweb's internal control systems and financial reporting procedures; reviews the general scope of Autoweb's annual audit and the fees charged by the independent auditors; reviews and monitors the performance of non-audit services by Autoweb's auditors; reviews the fairness of any proposed transaction between any officer, director or other affiliate of Autoweb, and after such review, makes recommendations to the full board of directors; and performs such further functions as may be required by any stock exchange or over-the-counter market upon which Autoweb's common stock may be listed.

     The current members of the compensation committee are Messrs. Hoag, Lepard and Ross. The compensation committee met 3 times and has not acted by written consent during 2000. The compensation committee recommends compensation for officers and employees of Autoweb, grants options and stock awards under Autoweb's employee benefit plans and reviews and recommends adoption of and amendments to stock option and employee benefit plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the compensation committee of the board of directors has at any time since Autoweb's formation been an officer or employee of Autoweb. No executive officer of Autoweb serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on Autoweb's board of directors or compensation committee.

DIRECTOR COMPENSATION

     Autoweb's directors do not receive cash compensation for their services as directors but are reimbursed for their reasonable and necessary expenses for attending board of directors and board committee meetings. Members of the board of directors who are not employees of Autoweb, or any parent, subsidiary or affiliate of Autoweb, are eligible to participate in Autoweb's 1999 Directors Stock Option Plan unless they are representatives of venture capital funds or corporate investors.

     In January 1999, Autoweb's board of directors adopted, and in March 1999 its stockholders approved, the 1999 Directors Stock Option Plan. Autoweb has reserved a total of 150,000 shares of common stock for issuance under the directors' plan. Members of the board of directors who are not employees of Autoweb, or any parent, subsidiary or affiliate of Autoweb, will be eligible to participate in the directors plan unless they are representatives of venture capital funds or corporate investors. The option grants under the directors plan are automatic and nondiscretionary, and the exercise price of the options must be 100% of the fair market value of the common stock on the date of grant. Each eligible director who becomes a

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

member of the board of directors will initially be granted an option to purchase 15,000 shares (an "Initial Grant") on the date the director first becomes a director. Immediately following each annual meeting of Autoweb's stockholders, each eligible director will automatically be granted an additional option to purchase 7,500 shares if the director has served continuously as a member of the board since the date of the director's Initial Grant. The term of these options is ten years, provided that they will terminate seven months following the date the director ceases to be a director or a consultant of Autoweb or twelve months if the termination is due to death or disability. All options granted under the directors plan will vest over four years at a rate of 2.08% per month, provided the optionee continues as a member of the board of directors or as a consultant to Autoweb. In the event of Autoweb's dissolution or liquidation or a "change in control" transaction, options granted under the directors plan will become 100% vested and exercisable in full.

                               AUTOWEB PROPOSAL 3

          RATIFICATION OF SELECTION OF AUTOWEB'S INDEPENDENT AUDITORS

     Autoweb has selected PricewaterhouseCoopers LLP as its independent auditors to perform the audit of Autoweb's financial statements for the year ending December 31, 2001, and the stockholders are being asked to ratify such selection.

     PricewaterhouseCoopers LLP has been Autoweb's independent auditor since October 3, 1995. Representatives of PricewaterhouseCoopers LLP will be present at the annual meeting, with the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP.

                                 FEE DISCLOSURE

AUDIT FEES

     The aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of Autoweb's annual financial statements for the year ended December 31, 2000 and for the reviews of the financial statements included in Autoweb's Quarterly Reports on Form 10-Q for that year were $215,000, of which an aggregate amount of $110,000 has been billed through December 31, 2000.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

     No fees were billed by PricewaterhouseCoopers LLP for professional services rendered for financial information systems design and implementation for the year ended December 31, 2000.

ALL OTHER FEES

     The aggregate fees billed by PricewaterhouseCoopers LLP for services rendered to Autoweb, other than for services described above, for the year ended December 31, 2000 were approximately $17,600. These other services consisted of audit and tax related services, such as review of the Securities and Exchange Commission filings, tax compliance and consultations on accounting and tax matters.

     The audit committee has determined that the provision of services rendered above for financial information systems design and implementation fees, and all other fees is compatible with maintaining PricewaterhouseCoopers LLP's independence.

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

                               AUTOBYTEL BUSINESS

OVERVIEW

     Autobytel is an internationally branded online automotive commerce company that provides consumers with automotive solutions throughout the lifecycle of vehicle ownership, capturing revenue at multiple stages. Autobytel owns leading, branded Internet sites for new and pre-owned vehicle information and automotive services that link buyers and sellers in an information-rich environment. Through Autobytel's Web sites, www.autobytel.com and www.carsmart.com, consumers can research pricing, specifications and other information regarding new and pre-owned vehicles and purchase, finance, lease, insure, sell or maintain their vehicles. Autobytel believes that its services provide benefits for consumers by supplying them with information to make informed and intelligent vehicle decisions throughout the lifecycle of vehicle ownership.

     Consumers can purchase new vehicles through Autobytel's dealer referral network. When consumers indicate they are ready to buy a vehicle, they can be connected to Autobytel's network of over 4,700 participating dealers in North America as of March 31, 2001, of which approximately 3,500 are Autobytel.com(R) dealers and approximately 1,200 are CarSmart.com(SM) dealers, with each dealer representing a particular vehicle make. Approximately 400 dealers subscribe to both the Autobytel and CarSmart services. Dealers participate in Autobytel's network by entering into non-exclusive contracts with Autobytel. Autobytel expects its dealers to promptly provide a haggle-free, competitive offer. Fees paid by participating dealers constitute the majority of Autobytel's revenues.

     Consumers can purchase pre-owned vehicles through Autobytel's Pre-Owned CyberStore. The Pre-Owned CyberStore allows consumers to search for a pre-owned vehicle according to the price, make, model, color, year and location of the vehicle. The CyberStore locates and displays the description, location and, if available, actual photograph of vehicles that satisfy the consumer's search parameters.

     Autobytel's MyGarage service area is designed to empower consumers by providing cost effective and efficient processes for dealing with common service and maintenance issues. The site enhances consumer personalization and includes key components such as access to Autobytel Accredited Service Centers, the ability to schedule service and maintenance appointments online and receive information such as service reminders and recall information.

     Consumers can also apply for and receive insurance, financing, leasing and warranty proposals as well as other services and information through Autobytel's Web sites. In an arrangement with Peoplefirst Autobytel provides consumers with access to competitive loan rates. Autobytel also provides a link on its Web sites so consumers can receive real-time quotes for insurance coverage from Channelpoint Corporation and submit quote applications online. Participants in the program include The Hartford (Hartford Financial Services Group, Inc.), The GE Auto Insurance Program and Ekemper.

     In 1999 and 2000, Autobytel established joint ventures and entered into licensing agreements in Europe, Japan and Australia and is exploring additional opportunities in Europe, Asia and Latin America. Autobytel receives fees from licensing agreements.

     In February 2000, Autobytel acquired A.I.N. Corporation, the owner of CarSmart, one of the leading online buying sites for new and pre-owned vehicles, for 1.8 million shares of Autobytel common stock and $3 million in cash. As of March 31, 2001, CarSmart had approximately 1,200 dealers, established relationships with more than 200 credit unions and strategic marketing agreements with several of the top Internet portals, including AOL.com, Alta Vista and GO2Net. Autobytel is currently in the process of integrating the executive and administrative personnel of CarSmart into its operations. Autobytel continues to operate CarSmart as a separate Web site, and Autobytel has not yet determined whether it will integrate it into the Autobytel Web site in the future.

     In January 2001, Autobytel introduced iManager(SM), a multi-functional dealer management system and an upgrade of its Dealer Real Time(R) system. Autobytel is converting the Autobytel dealers from the Dealer Real Time system to iManager. The iManager system provides dealers with immediate purchase
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

request information for new and pre-owned vehicles, the ability to track multiple customers and purchase requests, turnkey customer retention programs, automatic uploading of new and pre-owned vehicle inventory into Autobytel's database, reporting systems, including transaction status, customer information and Internet department performance, and other features. The CarSmart dealers use a dealer system called SmarTrack.

     In February 2001, Autobytel signed an agreement with General Motors Corporation (GM) to conduct a 90-day test of a new GM online locate-to-order business model. The model involves modification of Autobytel's existing Web site for consumers from the Washington, D.C. metropolitan area. The test program, which commenced on May 1, 2001, combines the independent all makes, all models capability of Autobytel with a dealer-set online e-price and locate-to-order vehicle inventory model for Chevrolet vehicles.

     In May 2001, as part of a periodic review of its business lines, Autobytel decided to suspend operations of its locate-to-order service, AutobytelDIRECT. Autobytel believes that the program was unable to attain the scale required to be profitable. In the future, Autobytel may reintroduce a locate-to-order service depending on market conditions.

     Autobytel is a Delaware corporation incorporated on May 17, 1996. It was previously formed in Delaware in January 1995 as a limited liability company under the name Auto-By-Tel LLC. Autobytel's principal corporate offices are located in Irvine, California. Autobytel completed its initial public offering in March 1999 and its common stock is listed on the Nasdaq National Market under the symbol "ABTL."

BACKGROUND

     Growth of the Internet and Online Commerce. The Web and online services have emerged as significant global communications and commercial media enabling millions of people worldwide to share information, communicate and conduct business electronically. Autobytel believes that the number of Web users will grow based on a number of factors, including the large and growing base of installed personal computers in the home and workplace, the decreasing cost of personal computers, easier, faster and cheaper access to the Internet, the distribution of broadband applications, the proliferation of Internet content and the increasing familiarity and acceptance of the Internet by businesses and consumers.

     The growth in the use of the Internet has also led to a rapid growth of online commerce. Web commerce sites are enabling businesses to target and manage a broad customer base and establish and maintain ongoing direct customer relationships. As a growing number of businesses and information providers have begun marketing on the Web, it has rapidly become a medium in which consumers can access a vast amount of information regarding the pricing, quality and specification of products. Additionally, online transactions can be faster, less expensive and more convenient than transactions conducted in person or over the telephone.

     The Automotive Vehicle Market. Automotive dealers operate in localized markets and face significant state regulations and increasing business pressures. These fragmented markets, with approximately 47,000 dealers in aggregate, are characterized by:

     - a perceived overabundance of dealerships,

     - competitive sales within regional markets,

     - increasing advertising and marketing costs that continue to reduce dealer profits,

     - high-pressure sales tactics with consumers, and

     - large investments by dealers in real estate, construction, personnel and other overhead expenses.

     In addition, consumers have traditionally entered into the highly negotiated sales process with relatively little information regarding manufacturer's costs, leasing costs, financing costs, relative specifications and other important information. Buying a vehicle is considered to be one of the most significant purchases a United States consumer makes. According to Manheim Auctions, approximately
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

$744 billion and $702 billion was spent on new and pre-owned vehicles in the United States representing the sale of approximately 59 million and 58 million vehicles in 2000 and 1999, respectively. Although automotive retailing attracts significant consumer dollars, Autobytel believes that consumers associate the traditional vehicle buying experience with high-pressure sales tactics.

THE AUTOBYTEL.COM SOLUTION

     Autobytel believes that its online products and services improve the vehicle purchasing process for both consumers and dealers. Autobytel offers consumers information-rich Web sites, numerous tools to configure this information, and a quality fulfillment experience. As part of the fulfillment experience, Autobytel expects its dealers to provide competitive price quotes for new and pre-owned vehicles. Autobytel believes its services enable dealers to reduce personnel and marketing costs, increase consumer satisfaction and increase customer volume.

     Benefits to Consumers. Autobytel's Web sites provide consumers free of charge up-to-date specifications and pricing information on vehicles. In addition, Autobytel's consumers gain easy access to valuable automotive information, such as dealer invoice pricing and tools consisting of a lease calculator, a loan calculator to determine monthly payments and a lease or buy decision assistant. Autobytel's database of articles allows consumers to perform online library research by accessing documents such as weekly automotive reports, consumer reviews and manufacturer brochures. Various automotive information service providers, such as Edmund's, Kelley Blue Book, Pace Publication's Carprice.com and IntelliChoice, are also available on Autobytel's Web site to assist consumers with specific vehicle and related automotive decisions such as insurance and financing. Armed with such information, the consumer should be more confident and capable of making an informed and intelligent vehicle buying decision.

     Autobytel believes it offers consumers a significantly different vehicle purchasing experience from that of traditional methods. Consumers using Autobytel's Web sites are able to shop for a vehicle, and make financing and insurance decisions from the convenience of their own home or office. Autobytel expects dealers to provide consumers a haggle-free price quote within 24 hours and a high level of customer service. Autobytel forms its dealer relationships after careful analysis of automotive sales and demographic data in each region. Autobytel seeks to include in its dealer network the highest quality dealers within defined territories.

     Benefits to Dealers. Autobytel believes it benefits dealers by reducing the dealers' incremental personnel and marketing costs, increasing consumer satisfaction and increasing sales volume. Through Autobytel's investment in national advertising and brand recognition of Autobytel and CarSmart, it attracts consumers to Autobytel's Web sites and, based on the consumers' preference, Autobytel directs them to dealers in their local area. Autobytel believes this provides dealers access to a larger number of prequalified consumers. Autobytel believes dealers' personnel costs should be reduced because Autobytel provides dealers access to potential purchasers who have completed their research and should be ready to buy or lease a vehicle. As a result, reaching these consumers and selling or leasing them vehicles costs the dealer little or no additional overhead expense other than the fees paid to Autobytel and the personnel costs of a dedicated manager. Through Autobytel's iManager and Dealer Real Time systems, Autobytel provides dealers with on-site technology to better track sales, inventory, customer solicitations, responses and other communications.

     By providing consumers a quality fulfillment experience, Autobytel seeks to provide its dealers a large number of consumers, which allows them to compete more effectively. Autobytel's solution includes a network of over 4,700 participating dealers in the United States and Canada, as of March 31, 2001, representing every major domestic and imported make of vehicles and light trucks.

     To incent a dealer to participate in the Autobytel or CarSmart network, Autobytel allocates each dealer an exclusive geographic territory in such network based upon specific vehicle make. A territory allocated by Autobytel to a dealer is generally larger than a territory assigned to a dealer by a manufacturer.

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

     Autobytel's Web Sites. Because Web sites can be continually updated and provide a large quantity of quality information, Autobytel believes the Internet offers the most efficient medium for consumers to learn about and shop for vehicles. The Internet's global reach to consumers allows Autobytel to leverage its investment in branding and marketing across a very large national and international audience to create qualified purchase requests for vehicles. For these reasons, Autobytel also believes that the Internet represents the most efficient method of directing purchase requests to local markets and dealers.

     Autobytel currently provides the following services on its Autobytel.com Web site:

                                  [FLOW CHART]

     CarSmart currently provides the following services on its Web site:

                                  [FLOW CHART]

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

STRATEGY

     Autobytel's primary objective is to connect buyers and sellers in an information-rich environment throughout the vehicle ownership lifecycle. Autobytel intends to achieve this objective through the following principal strategies:

     Continue to Build Brand Equity. Autobytel believes that due to its focus on both online and traditional marketing, it owns two of the leading brand names in its sector. Autobytel intends to continue to market and advertise to enhance its brand recognition with consumers. Autobytel believes that continuing to strengthen brand awareness of the Autobytel and CarSmart names among consumers is critical to attract vehicle buyers, increase purchase requests and, in turn, maintain and increase the size of Autobytel's dealer base. Autobytel intends to continue advertising on the Internet and through traditional media, such as television, radio and print publications.

     Ensure the Highest Quality Consumer Experience. Autobytel believes that consumer satisfaction and loyalty is heavily influenced by the consumer's experience with its sites and with its dealers. In order to enhance Autobytel's appeal to consumers, Autobytel intends to continue developing its Web sites by enhancing vehicle information and personalization. Autobytel formed I-Net Training Technologies LLC with third parties to provide dealers with more extensive training and tools to facilitate Internet selling of vehicles. In addition, Autobytel plans to continue compiling high quality content from third party sources on its sites, including information from Edmund's, IntelliChoice, Carprices.com and Kelley Blue Book. Autobytel believes that consumer satisfaction with the vehicle purchasing experience is also essential to its success and the differentiation of its services from those of its competitors. Autobytel intends to continue to invest in its dealer training and support services to ensure a consistent, high-quality alternative to the traditional vehicle buying process.

     Increase Purchase Requests. Autobytel believes that increasing the volume and quality of purchase requests directed from its Web sites to its dealer networks is crucial to the long-term growth and success of Autobytel's business. By augmenting the volume of quality purchase requests, Autobytel expects to attract additional dealers to Autobytel's networks, increase fees paid by dealers, and solidify its relationships with participating dealers. Autobytel's strategy for increasing traffic to its sites and the number of purchase requests includes forming and maintaining online sponsorships and alliances with Internet portals and with Internet automotive information providers. As part of Autobytel's strategy to improve the quality of purchase requests, Autobytel continues to expand the breadth and depth of information and services available through Autobytel's Web sites so that well informed, ready-to-buy consumers can be directed to participating dealers.

     Expand and Improve Dealer Network. Autobytel believes that strengthening the size and quality of its dealer networks is important to the success and growth of Autobytel's business. Autobytel's strategy is to increase the size of its dealer networks by attracting new dealers and strengthening relationships with existing dealers by:

     - increasing the volume and quality of purchase requests,

     - advertising in trade publications aimed at dealers and participating in industry trade shows,

     - maintaining Autobytel's extensive training and support programs to participating dealers, and

     - providing Autobytel's iManager, Dealer Real Time or SmarTrack systems, as applicable, to all participating dealers.

     Invest in Related Products and Services. Autobytel believes that expanding its products and services to both consumers and dealers is critical to establish itself as the premier provider of online automotive products and services. Autobytel's strategy is to continue to enhance personalization features and invest in related products and services, such as the CyberStore, maintenance and service, and warranty, finance and insurance services. The iManager, Dealer Real Time and SmarTrack systems will allow Autobytel to launch new products and services for Autobytel's dealers. Autobytel also allows dealers to offer accessories directly through its Web sites. Autobytel expanded the advertising sales on its Web sites and marketed the
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information in its database in accordance with its privacy policy. Autobytel expects to further expand these businesses.

     Expand Internationally. Autobytel intends to continue its international expansion through licensing agreements and joint ventures with local strategic investors. In January 2000, Autobytel.Europe LLC and Autobytel entered into an operating agreement with Inchcape plc, Pon Holdings B.V. and GE Capital Equity Holdings, Inc. to expand its existing operations and business throughout Europe. Autobytel licensed its technology, business processes and trade name to Autobytel.Europe on a royalty free perpetual basis and contributed to Autobytel.Europe its existing license agreements for the United Kingdom and Scandinavia and Finland. In turn, Autobytel.Europe intends to license such technology, business processes and trade name to other national operating companies in European countries. Autobytel.Europe will usually invest in such national operating companies or obtain options to acquire equity positions in such companies. Autobytel.Europe currently has licensing agreements for the United Kingdom, Sweden, Spain and The Netherlands and intends to establish licensing agreements in Germany, France and Italy as well as certain other countries in Western and Eastern Europe. Autobytel has also established joint ventures in Japan and Australia with several strategic investors. Autobytel is currently exploring additional opportunities in Asia and Latin America.

PRODUCTS, PROGRAMS AND SERVICES

     New Vehicle Purchasing Service. Autobytel's new vehicle purchasing service enables consumers to shop for and select a new vehicle through its Web sites by providing research on new vehicles such as pricing, features, specifications and colors. When consumers indicate they are ready to buy a vehicle, a consumer can complete a purchase request online, which specifies the type of vehicle and accessories the consumer desires, along with the consumer's contact information. The purchase request is then routed by Autobytel to the nearest participating dealer that sells the type of vehicle requested, and Autobytel promptly returns an e-mail message to the consumer with the dealership's name and phone number and the name of the dedicated manager at the dealership. Dealers agree in their contracts to contact the consumer within 24 hours of receiving the purchase request with a firm, haggle-free price quote for the requested vehicle. When consumers complete their purchase, they usually take delivery of their vehicle at the dealership showroom. Generally, within 14 days of the submission of a consumer's purchase request, Autobytel contacts the consumer again by e-mail to conduct a quality assurance survey that allows Autobytel to evaluate the sales process at participating dealers and improve the quality of dealer service.

     Autobytel's network had over 4,700 dealers as of March 31, 2001, which represents a decline from the number of dealers Autobytel had as of December 31, 2000, of which approximately 3,500 are Autobytel dealers and approximately 1,200 are CarSmart dealers. Approximately 400 dealers subscribe to both the Autobytel.com and CarSmart.com services. These dealers represent every major domestic and imported make of vehicle and light truck sold in the United States and Canada. Dealerships are charged initial subscription fees and on-going fees, principally on a monthly basis.

     Pre-Owned CyberStore. Autobytel launched its CyberStore program in April 1997. The CyberStore allows consumers to search for a certified or non-certified pre-owned vehicle according to specific search parameters such as the price, make, model, mileage, year and location of the vehicle. CyberStore locates and displays the description, location and, if available, actual digital photograph of vehicles that satisfy the search parameters. The consumer can then complete a formal purchase request for a specific vehicle and is contacted by the dealer to conclude the sale. To be listed in the CyberStore a certified pre-owned vehicle must pass an extensive inspection and be covered by a 72-hour money-back guarantee and a three-month, 3,000-mile warranty, which is honored nationally by certified Pre-Owned CyberStore dealers. Autobytel charges each vehicle dealer that participates in the CyberStore program a separate additional monthly fee. The CyberStore program uses the iManager and Dealer Real Time systems to provide participating dealers online purchase requests shortly after submission by consumers as well as the ability to track their inventory on a real-time basis.

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     Service and Maintenance. In June 1999, Autobytel launched a comprehensive site designed to facilitate the service process for consumers. The site is designed to empower consumers with cost effective and efficient processes for dealing with common service and maintenance issues. The site enhances consumer personalization. It includes key components such as access to Autobytel Accredited Service Centers and the ability to schedule service and maintenance appointments online. At the My Garage area consumers can store and receive information about their cars and trucks, such as service reminders, recall information and a lease watch to help keep track of mileage on a leased vehicle. The site offers "Ask the Expert", a section that offers answers to frequently asked service and maintenance questions. In addition, the site offers travel and weather information as well as maps.

     Participating service centers must commit to respond to consumers within 24 hours with competitive no-haggle service prices. The site enables dealers to use the Internet to further serve their customers.

     Other Related Products and Services. Autobytel offers a number of related products and services that it markets to consumers through its Web sites and the linked Web sites of participating third party providers. Autobytel makes purchase and lease financing available to consumers through Peoplefirst that allow consumers to research and apply for vehicle financing online in a secure manner. Consumers can apply for a loan or lease online at the time they submit their purchase request for either a new or pre-owned vehicle. Consumers are able to arrive at the dealership with their loan pre-approved and their credit verification documents in hand. Autobytel believes that the convenience of pre-approved purchase or lease financing, combined with a firm, competitive price, enables dealers more easily to consummate purchase requests. Peoplefirst pays Autobytel a referral fee and an origination fee for most loans.

     Autobytel provides a link on its Web sites so consumers can receive real-time quotes for insurance coverage from Channelpoint Corporation and submit quote applications online. Participants in the program include The Hartford (Hartford Financial Services Group, Inc.), The GE Auto Insurance Program and Ekemper. As of March 31, 2001, the service was available to consumers in 37 states and the District of Columbia. Autobytel typically receives a marketing fee for every quote application sent to a participating insurance company or agent by a consumer accessing the Channelpoint Web site through its Web sites. In addition, Autobytel provides Warrantybynet Inc.'s warranty products and receive fees per warranty sold.

     Autobytel offers information concerning all aspects of owning and leasing new and pre-owned vehicles that it believes makes its Web sites valuable resources to consumers. Autobytel also offers a lease calculator and a loan calculator to determine monthly payments and a lease or buy decision tool.

     The iManager System. In 1997, Autobytel launched a proprietary technology and software system called the Dealer Real Time system. The Dealer Real Time system is an Internet-based communications platform that gives dealers a competitive advantage compared to delivering purchase requests by fax. In January 2001 Autobytel launched iManager, an upgrade of the Dealer Real Time system.

     Using Internet technology, the iManager system enables the dealer to:

     - instantaneously access a consumer's vehicle purchase request as soon as the consumer submits it online,

     - consolidate Internet leads from multiple sources and showroom traffic in a single application,

     - track all interaction with the consumer,

     - accelerate dealer response time to consumers' online vehicle purchase requests,

     - send e-mail to consumers using a variety of predetermined templates,

     - access purchase requests through web-enabled cellular phones and wireless handheld devices,

     - input new and used vehicle inventory information for immediate display to consumers on Autobytel Web pages,

     - track dealership performance through a series of reports available online,

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     - access Autobytel "news" and product information online, and

     - contact Autobytel technical support personnel via e-mail links.

     CarSmart dealers use the SmarTrack dealer system. Autobytel is currently evaluating whether to standardize all of its dealers on a single system.

INTERNATIONAL ACTIVITIES

     Autobytel has established and intends to further expand its presence in foreign markets through licensing agreements and by establishing relationships with vehicle dealers and strategic investors located in foreign markets.

     Europe. Autobytel established Autobytel.Europe with strategic investors to expand its operations in Europe. Autobytel licensed its technology, business processes and trade name to Autobytel.Europe on a royalty free perpetual basis and contributed to Autobytel.Europe its existing license agreements for the United Kingdom and Scandinavia and Finland. Autobytel.Europe intends to license such technology, business processes and trade name to national operating companies in European countries. Autobytel.Europe will generally invest in such national operating companies or obtain options to acquire equity positions in such companies. Autobytel.Europe also intends to offer joint services to such companies to localize the Autobytel offerings while building its brand name among consumers in individual countries as well as on a Pan-European and regional basis. The strategic investors in Autobytel.Europe are GE Capital Equity Holdings, Inc., Inchcape plc, the United Kingdom's largest independent importer and distributor of motor vehicles, Pon Holdings B.V., a major distributor of vehicles in The Netherlands, e-LaSer, a leader in customer services and e-commerce in Europe and a subsidiary of Galeries Lafayette Group and Continental AG, a major tire manufacturer. As of March 31, 2001, Autobytel owned 77% of Autobytel.Europe.

     The license agreement with Auto-by-Tel UK limited, a subsidiary of Inchcape plc, is a 20-year exclusive agreement to license Autobytel's technology, business processes and trade name in the United Kingdom, as well as provide maintenance and development for such technology. The license agreement with Auto-By-Tel AB is a similar 10-year exclusive agreement for Sweden. The United Kingdom and Swedish sites were launched in April 1999. As of March 31, 2001, Autobytel.Europe owned 15% of Auto-By-Tel AB. Autobytel.Europe entered into 10-year exclusive license agreements for The Netherlands and Spain. The Netherlands and Spanish sites were launched in February 2001. Autobytel.Europe intends to establish licensing agreements in Germany, France and Italy as well as other countries in Western and Eastern Europe.

     Japan. In June 1999 Autobytel established Autobytel Japan Kabushiki Kaisha with six Japanese investors. Autobytel entered into a 10-year exclusive agreement with Autobytel Japan to license its technology, business processes and trade name in Japan. The strategic investors in Autobytel Japan are ITOCHU Corporation, a global trading company with approximately $110 billion in revenue; Intec, Inc., a leading independent systems integrator and network service provider with its own infrastructure in Japan; e-solutions, inc., an e-commerce solutions provider from business plan to implementation; Recruit Co., Ltd., the publisher of Japan's most widely recognized auto-related magazine; Orient Corporation, a leading consumer finance company in Japan; and TransCosmos, a leading network services company in Japan. GE Capital is also an investor in Autobytel Japan. Autobytel Japan launched its Web site in November 1999. As of March 31, 2001, Autobytel owned 26% of Autobytel Japan.

     Australia. In February 2000 Autobytel established autobytel Australia Pty Limited with six Australian investors. Autobytel entered into a 10-year exclusive agreement with Autobytel Australia to license its technology, business processes and trade name in Australia as well as to localize the Autobytel offerings for the Australian market. The strategic investors in Australia are St. George Bank Limited, one of Australia's largest banks with over 20 years experience in the automotive finance industry; Trading Post, Australia's largest print and online used car market; Astre Automotive, Australia's largest vehicle distributor and importer; RACV (Royal Automobile Club of Victoria), with approximately 1.3 million

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members; Fortis Insurance, one of Australia's largest automotive insurance companies; and Strathfield E-Ventures, a technology based company specializing in e-commerce sales of auto accessories with extensive automotive e-commerce knowledge. Autobytel Australia launched its Web site in October 2000. As of March 31, 2001, Autobytel owned 30% of Autobytel Australia.

     Canada. Through Autobytel's wholly-owned subsidiary, Autobytel.ca inc., Autobytel launched Autobytel.ca in Canada in 1998. As of March 31, 2001, approximately 200 Canadian dealerships belonged to Autobytel's network.

     Expansion Opportunities. Autobytel is currently exploring additional opportunities in Europe, Asia and Latin America.

     Revenues from Autobytel's customers outside of the United States were less than 10% of total revenues for the years ended December 31, 2000 and December 31, 1999.

MARKETING AND SALES

     Autobytel's ability to enhance the recognition of its brand names, domestically and internationally, and position itself as a leading Internet-based vehicle information and automotive services provider is important to its efforts to increase the number of vehicle purchase requests and requests for ancillary services, as well as the number and quality of subscribing dealerships. Over the past several years, Autobytel has been the subject of numerous newspaper, magazine, radio and television stories. Articles about its new vehicle program have appeared in Business Week, Fortune, Forbes, Time, and The Wall Street Journal, among other publications. Television stories featuring Autobytel have been aired nationally on all major television networks. Autobytel believes that ongoing media coverage is an important element in creating consumer awareness of its brand names and has contributed to dealership awareness of, and participation in, Autobytel's programs.

     Autobytel has established marketing and advertising programs with many of the leading automotive information providers on the Internet, including Edmund's, IntelliChoice and Kelley Blue Book which direct traffic to its Web site and increase purchase requests. Autobytel's agreements with automotive information providers typically have a term of one year.

     In the first quarter of 2001 and the year 2000, approximately 33% and 17% of Autobytel's total purchase requests originated from StoneAge Corporation, respectively. Autobytel's agreement with StoneAge, pursuant to which it receives referrals from StoneAge's Web site, is scheduled to expire in March 2002. StoneAge provides Autobytel with the largest number of purchase requests other than consumers visiting the Autobytel Web site directly. Autobytel pays StoneAge based on a per purchase request basis.

     Autobytel's agreement with NBC Internet provides for anchor tenancy in the New Car Center on its Web site, NBCi.com, as well as other promotions on its Web site. The agreement also provides for a co-branded Web site. The agreement is for a term of three years expiring in March 2002. Autobytel pays NBCi annual and monthly fees.

     As of March 31, 2001, the aggregate minimum future payments under Autobytel's agreements with Internet portals was $10.5 million.

     During the first quarter of 2001 and the year 2000, Autobytel's total Internet marketing and advertising costs incurred were $6.2 million and $20.6 million, respectively. Annual, monthly and variable fees were $0.2 million, $1.5 million, and $4.5 million, respectively, in the first quarter of 2001 and $0.6 million, $7.5 million and $12.0 million, respectively, in the year 2000. Setup and initial fees in the year 2000 were $0.5 million.

     Autobytel supplements its Internet presence with television, radio and print advertising. In late 1996, Autobytel began to broaden its marketing efforts with a campaign to accelerate consumer awareness of the Autobytel brand name and drive traffic to its Web site through cable television advertisements featured on

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CNN and CNET, Inc. and network television advertisements featured on NBC and
MSNBC. Autobytel expects to continue to use television advertising to strengthen its brand awareness.

     In addition to Autobytel's consumer-oriented marketing activities, it also markets its programs directly to dealerships, participates in trade shows, advertises in trade publications and major automotive magazines and encourages subscribing dealerships to recommend its program to other dealerships.

INTELLECTUAL PROPERTY

     Autobytel has registered service marks, including "Auto-By-Tel", "Autobytel.com" and its "Autobytel.com logo" and has applied for additional service marks and numerous patents. Autobytel regards its trademarks, service marks and brand names as important to its business.

DEALER RELATIONSHIPS AND SERVICES

     Dealer Network. Dealers participate in Autobytel's networks by entering into contracts with Autobytel. Autobytel is converting its dealers to new contracts with one-year terms that are terminable on 30 days' notice by either party. Autobytel's dealerships are located in most major metropolitan areas in the United States and Canada. As of March 31, 2001, the Autobytel participating dealership base totaled approximately 3,500 dealers. Dealerships pay initiation and monthly fees to subscribe to Autobytel's online marketing program. Both the initial and monthly subscription fees are established in the contract and are based upon many business factors including the type and location of the franchise. Autobytel reserves the right to raise its fees to dealers upon 30 days notice after the first six months of the term. Autobytel does not prevent dealers from entering into agreements with its competitors.

     CarSmart's dealer agreements are generally for a term of three years and are terminable on 30 days' notice by CarSmart. As of March 31, 2001, the CarSmart participating dealership base totaled approximately 1,200 dealers. CarSmart's dealers pay initial, annual and monthly subscription fees. CarSmart reserves the right to revise fees after six months. CarSmart is converting its dealers to new contracts with one year terms and no annual fees.

     As of March 31, 2001, dealers that participated in both the Autobytel and CarSmart new vehicle purchasing services totaled approximately 400.

     Customer Support. Autobytel actively monitors subscribing dealers through ongoing customer surveys, and research conducted by its internal dealer support group. Generally, within 14 days after a consumer submits a purchase request through one of Autobytel's Web sites, Autobytel re-contacts the consumer by e-mail requesting completion of a quality assurance survey that allows Autobytel to evaluate the sales process at participating dealers. Additionally, Autobytel performs telephone surveys of its customers to further support the information gained from the written quality assurance surveys. Dealerships that fail to abide by Autobytel's program guidelines or who generate repeated consumer complaints are reviewed and, if appropriate, terminated. In return for requiring a high level of consumer service, Autobytel assigns participating dealerships exclusive territories. Autobytel tries to assign dealers attractive territories in order to increase participation in its program.

     Each dealer agreement obligates the dealers to adhere to Autobytel's policy of providing prompt responses to customers, no haggle pricing and full disclosure regarding vehicle availability, add-ons and related matters. Autobytel requires each dealer to have a manager whose principal responsibility is supervising its system, similar to the way in which most dealers have a new vehicle sales manager, pre-owned vehicle sales manager and service and parts department managers who are responsible for those dealership functions. Autobytel reserves the right to reduce or modify each dealer's assigned territory after the first six months, although there can be no assurance that a dealer whose territory is reduced or modified will not contest such a change or terminate its subscription. Autobytel cannot be sure that dealers whose territories are reduced or modified by it will not pursue legal action against it in an effort to prevent the change or recover damages.

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     Training. Autobytel believes that dealers and their employees require specialized training to learn the skills necessary to serve the Internet user and take full advantage of Autobytel's proprietary systems. Therefore, Autobytel has developed an extensive training program for its dealers. Autobytel believes that this training is critical to enhancing its brand and reputation. Autobytel requires participating dealerships to have their representatives trained on its system. Training is conducted at Autobytel's headquarters in Irvine, California, at regional training centers and at dealerships' premises. In training its dealers, Autobytel de-emphasizes traditional vehicle selling techniques and emphasizes the Autobytel approach. To increase consumer satisfaction and reduce costs, Autobytel seeks to discourage dealerships from using commissioned and multiple salespersons to interface with its customers. In October 1999, Autobytel formed I-Net Training Technologies LLC with third parties to provide dealers with more extensive training and tools to facilitate Internet selling of vehicles. Such services are provided for a fee.

COMPETITION

     Autobytel believes that the principal competitive factors affecting the market for Internet-based vehicle marketing services include:

     - brand name recognition,

     - speed and quality of fulfillment,

     - variety of related products and services,

     - ease of use,

     - customer satisfaction,

     - quality of service, and

     - technical expertise.

     Autobytel's vehicle purchasing services compete against a variety of Internet and traditional vehicle buying services, automotive brokers and classifieds. Many of such competitors are substantially better financed than Autobytel is. In the Internet-based market, Autobytel competes with other entities which maintain similar commercial Web sites including AutoVantage, Microsoft Corporation's CarPoint, CarsDirect.com, Cars.com and AutoTrader.com. AutoNation, a large consolidator of dealers, has a Web site for marketing vehicles. Autobytel also competes indirectly against vehicle brokerage firms and affinity programs offered by several companies, including Costco Wholesale Corporation and Wal-Mart Stores, Inc. In addition, all major vehicle manufacturers have their own Web sites and many have launched online buying services, such as General Motors Corporation's BuyPower and Ford Motor Company's FordDirect.com.

     Autobytel also competes with vehicle insurers, lenders and lessors as well as individual dealerships. Such companies may already maintain or may introduce Web sites which compete with Autobytel's. Autobytel cannot assure that it can compete successfully against current or future competitors, many of which have substantially more capital, resources and access to additional financing than it does, nor can there be any assurance that competitive pressures faced by Autobytel will not result in increased marketing costs, decreased Web site traffic or loss of market share or otherwise will not materially and adversely affect its business, results of operations and financial condition. Autobytel competes primarily on brand name recognition acquired through early entry into the Internet-based automotive purchase referral market and through customer and dealer satisfaction.

OPERATIONS AND TECHNOLOGY

     Autobytel believes that its future success is significantly dependent upon its ability to continue to deliver high-performance and reliable Web sites, enhance consumer/dealer communications, maintain the highest levels of information privacy and ensure transactional security. Autobytel currently hosts its Web site at its data center. Its data center includes redundant infrastructure and network connections and is

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located at Autobytel's headquarters in Irvine, California. In the future,
Autobytel may host its infrastructure at a leading Application Service Provider. Autobytel's network and computer systems are built on the leading industry standards. Network security is provided by utilizing standard products. CarSmart's site is hosted by a third party.

     System enhancements are primarily intended to accommodate increased traffic across Autobytel's Web sites, improve the speed in which purchase requests are processed and introduce new and enhanced products and services. System enhancements entail the implementation of sophisticated new technology and system processes.

GOVERNMENT REGULATION

     Currently few laws or regulations have been adopted that apply directly to Internet business activities. The adoption of additional local, state, national or international laws or regulations may decrease the growth of Internet usage or the acceptance of Internet commerce.

     Autobytel believes that its dealer marketing services do not constitute franchising or vehicle brokerage activity in a way that makes franchise, motor vehicle dealer, or vehicle broker licensing laws applicable to Autobytel. Through a subsidiary, Autobytel is licensed as a motor vehicle dealer and broker. However, if individual state regulatory requirements change or additional requirements are imposed on Autobytel, it may be required to modify its service programs in such a state in a manner which may undermine its program's attractiveness to consumers or dealers or not offer such service or terminate its operations in such a state. As Autobytel introduces new services, it may need to comply with additional licensing regulations and regulatory requirements.

     Autobytel's services may result in changes in the way vehicles are currently sold or may be viewed as threatening by new and pre-owned vehicle dealers who do not subscribe to its programs. Such businesses are often represented by influential lobbying organizations, and such organizations or other persons may propose legislation that, if adopted, could impact Autobytel's evolving marketing and distribution model.

     Other countries to which Autobytel expands its operations may have laws or be subject to treaties that regulate the marketing, distribution, and sale of vehicles. As Autobytel considers specific foreign operations, it will need to determine whether the laws of the countries in which it seeks to operate require it to modify its program or otherwise change the Autobytel system or prohibit the use of the system in such country entirely. In addition, the laws of a foreign country may impose licensing, bonding or similar requirements on Autobytel as a condition to doing business there.

     To date, Autobytel has not expended significant resources on lobbying or related government affairs issues but may be required to do so in the future.

     Franchise Classification. If Autobytel's relationship or written agreement with its dealers was found to be a "franchise" under federal or state franchise laws, Autobytel could be subjected to additional regulations, including but not limited to licensing, increased reporting and disclosure requirements. Compliance with varied laws, regulations, and enforcement characteristics found in each state may require Autobytel to allocate both staff time and monetary resources, each of which may have an adverse affect on its results of operations. As an additional risk, if Autobytel's dealer relationship or subscription agreement is determined to establish a franchise, Autobytel may be subject to limitations on its ability to quickly and efficiently effect changes in its dealer relationships in response to changing market trends, which may negatively impact its ability to compete in the marketplace.

     Autobytel believes that neither its relationship with its subscribing dealers nor its dealer subscription agreements themselves constitute "franchises" under federal or state franchise laws. This belief has been upheld by a Federal Appeals Court in Michigan that ruled Autobytel's business relationship and its dealer subscription agreement does not rise to the level of a "franchise" under Michigan law.

     Vehicle Brokerage Activities. Autobytel believes that state motor vehicles dealer or broker licensing laws do not apply to it. Through a wholly-owned subsidiary, Autobytel is licensed as a motor vehicle dealer

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and broker. Autobytel may be required to pay administrative fees, fines, and penalties for failure to comply with such licensing requirements. Autobytel believes that its dealer marketing referral service model does not qualify as an automobile brokerage activity.

     In response to concerns about its marketing referral program raised by the Texas Department of Transportation, Autobytel modified its program in that state to achieve compliance. These modifications included a unique pricing model under which all subscribing dealerships in Texas are charged uniform fees based on the population density of their particular geographic area and opening its program to all dealerships who wish to apply.

     In the event that any other state's regulatory requirements impose state specific requirements on Autobytel or include Autobytel within an industry-specific regulatory scheme, Autobytel may be required to modify its marketing programs in such states in a manner which may undermine the program's attractiveness to consumers or dealers. In the alternative, if Autobytel determines that the licensing and related requirements are overly burdensome, Autobytel may elect to terminate operations in such state. In each case, Autobytel's business, results of operations and financial condition could be materially and adversely affected.

     Financing Related Activities. Autobytel provides a connection through its Web sites that allows a consumer to obtain finance information and loan approval. Autobytel does not demand nor does it receive any fees from consumers for this service. In the event states require Autobytel to be licensed as a financial broker, Autobytel intends to obtain such licenses. Autobytel may be unable to comply with a state's regulations affecting its current operations or newly introduced services, or it could be required to incur significant fees and expenses to license or be compelled to discontinue finance operations in those states.

     Insurance Related Activities. Autobytel provides a link on its Web sites so consumers can receive real time quotes for insurance coverage from Channelpoint Corporation and submit quote applications online. Participants in the program include The Hartford (Hartford Financial Services Group, Inc.), The GE Auto Insurance Program and Ekemper. Autobytel typically receives a marketing fee for every quote application sent to a participating insurance company or agent by a consumer accessing the Channelpoint Web site through Autobytel's Web sites. Autobytel receives no premiums from consumers nor does it charge consumers fees for its services. All applications are completed on Channelpoint's Web site.

     Autobytel does not believe that its activity requires it to be licensed under state insurance laws. The use of the Internet in the marketing of insurance products, however, is a relatively new practice. It is not clear whether or to what extent state insurance licensing laws apply to activities similar to Autobytel's. Given this uncertainty, Autobytel has proactively applied for and currently holds, through a wholly-owned subsidiary, insurance agent licenses or is otherwise authorized to transact insurance in 47 states and the District of Columbia.

EMPLOYEES

     As of April 30, 2001, Autobytel had a total of 250 employees, including 12 employees of CarSmart and 25 employees of Autobytel.Europe. Autobytel also utilizes independent contractors as required. None of Autobytel's employees are represented by a labor union. Autobytel has not experienced any work stoppages and considers its employee relations to be good.

PROPERTIES

     Autobytel's headquarters are located in a single office building in Irvine, California. Autobytel occupies four floors, for a total of approximately 49,000 square feet. Each floor is leased with expiration dates ranging from September 2001 through February 2002. CarSmart's operations occupy approximately 2,700 square feet in a single office building in San Ramon, California. The lease for this office space expires in March 2003. Autobytel.Europe is located in a single office building in The Netherlands and occupies approximately 1,800 square meters. The lease expires in August 2005.

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LEGAL PROCEEDINGS

     A.I.N. was sued on September 1, 1999 in a lawsuit entitled Robert Martins
v. Michael J. Gorun, A.I.N., Inc., et al., in Los Angeles Superior Court. The complaint contains causes of action for breach of written and oral contracts, promissory estoppel, breach of fiduciary duty and fraud, and seeks damages and equitable relief. The plaintiff contends he is entitled to a 49.9% ownership interest in A.I.N.'s CarSmart online business based on a purported agreement for the formation of a company called CarSmart On-Line Services. On December 14, 1999, A.I.N. filed a complaint for declaratory relief on the subject of Mr. Martins' lawsuit in Contra Costa County Superior Court. The Los Angeles action has been transferred to Contra Costa County and the two cases have been consolidated. Autobytel was added as a cross defendant in such action. The lawsuit is and will be vigorously contested on behalf of Autobytel and A.I.N.

     The selling stockholders of A.I.N. are obligated to fully indemnify Autobytel for all losses, including attorney's fees, expenses, settlements and judgments, arising out of the lawsuit. The indemnification obligation was initially secured by 450,000 shares of Autobytel common stock transferred to the selling stockholders as part of the acquisition of A.I.N., as well as $250,000 in cash. As of April 30, 2001, the obligation was secured by the 373,068 shares of common stock and $126,000 in cash after expenses.

     On July 15, 1998, Autobytel and certain of its past and current officers were sued by former employee Thomas Heshion in a lawsuit entitled Thomas Heshion, et al. v. Auto-By-Tel Corporation, et al. in Orange County Superior Court. Plaintiff claimed that he was wrongfully terminated and that Autobytel and its officers interfered with an oral agreement between plaintiff and another co-worker for the purchase of the co-worker's Autobytel stock. Summary judgment was granted on the claims alleging interference with the alleged stock agreement. The remaining claims for wrongful termination were tried to a jury which returned a verdict in December 2000 in favor of plaintiff in the amount of $1.9 million.

     Autobytel believes the judgement is in error and has retained new counsel to handle the post-trial motions and, if necessary, the appeal. Autobytel intends to vigorously contest the judgment.

     From time to time, Autobytel is involved in other litigation matters relating to claims arising out of the ordinary course of business. Autobytel is involved in at least one such case currently. Autobytel believes that there are no claims or actions pending or threatened against it, the ultimate disposition of which would have a material adverse effect on its business, results of operations and financial condition. However, if a court or jury rules against Autobytel and the ruling is ultimately sustained on appeal and damages are awarded against Autobytel, such ruling could have a material and adverse effect on its business, results of operations and financial condition.

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                 AUTOBYTEL SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following selected consolidated financial data should be read in conjunction with Autobytel's consolidated financial statements and related notes and "Autobytel Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this joint proxy statement/ prospectus. The statement of operations data for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 and the balance sheet data as of December 31, 2000, 1999, 1998, 1997 and 1996 are derived from Autobytel's consolidated financial statements which have been audited by Andersen LLP, independent auditors. The statement of operations data for the quarter ended March 31, 2001 and the balance sheet data as of March 31, 2001 are derived from Autobytel's consolidated financial statements which are unaudited.

                                                THREE
                                               MONTHS
                                                ENDED                   YEARS ENDED DECEMBER 31,
                                              MARCH 31,    ---------------------------------------------------
                                                2001         2000       1999       1998       1997      1996
                                             -----------   --------   --------   --------   --------   -------
                                             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues...................................  $    16,653   $ 66,532   $ 40,298   $ 23,826   $ 15,338   $ 5,025
Operating expenses:
  Sales and marketing......................       13,346     65,266     44,176     30,033     21,454     7,790
  Product and technology development.......        3,988     22,847     14,262      8,528      5,448     1,753
  General and administrative...............        3,604     13,797      8,595      5,908      5,851     1,641
  Restructuring Costs......................          992         --         --         --         --        --
                                             -----------   --------   --------   --------   --------   -------
         Total operating expenses..........       21,930    101,910     67,033     44,469     32,753    11,184
                                             -----------   --------   --------   --------   --------   -------
  Loss from operations.....................       (5,277)   (35,378)   (26,735)   (20,643)   (17,415)   (6,159)
Other income, net..........................        1,367      6,017      3,468      1,280        620       124
                                             -----------   --------   --------   --------   --------   -------
  Loss before minority interest and
    provision for income taxes.............       (3,910)   (29,361)   (23,267)   (19,363)   (16,795)   (6,035)
(Income) losses allocable to minority
  interest.................................         (128)       369         --         --         --        --
                                             -----------   --------   --------   --------   --------   -------
  Loss before provision for income taxes...       (4,038)   (28,992)   (23,267)   (19,363)   (16,795)   (6,035)
Provision for income taxes.................           38         42         53         35         15        --
                                             -----------   --------   --------   --------   --------   -------
  Net loss.................................  $    (4,076)  $(29,034)  $(23,320)  $(19,398)  $(16,810)  $(6,035)
                                             ===========   ========   ========   ========   ========   =======
Basic and diluted net loss per share.......  $     (0.20)  $  (1.45)  $  (1.48)  $  (2.30)  $  (2.03)  $ (0.73)
                                             ===========   ========   ========   ========   ========   =======
Shares used in computing basic and diluted
  net loss per share.......................   20,354,430     20,047     15,766      8,423      8,291     8,252
                                             ===========   ========   ========   ========   ========   =======

                                                                              DECEMBER 31,
                                               MARCH 31,   ---------------------------------------------------
                                                 2001        2000       1999       1998       1997      1996
                                               ---------   --------   --------   --------   --------   -------
BALANCE SHEET DATA:
Cash and cash equivalents....................  $ 75,082    $ 81,945   $ 85,457   $ 27,984   $ 15,813   $ 9,062
Working capital..............................    62,122      68,447     74,756     23,436     10,938     5,977
Total assets.................................   118,824     124,309     94,872     34,207     20,513    12,298
Accumulated deficit..........................   (99,703)    (95,627)   (66,593)   (43,273)   (23,875)   (7,065)
Stockholders' equity.........................    86,191      91,806     76,706     25,868     13,259     7,996

     AUTOBYTEL MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     You should read the following discussion of Autobytel's results of operations and financial condition in conjunction with Autobytel's consolidated financial statements and related notes included elsewhere in this joint proxy statement/prospectus. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" in this joint proxy statement/ prospectus.

OVERVIEW

     Autobytel is an internationally branded online automotive commerce company that connects buyers and sellers together in an information-rich environment throughout the vehicle ownership lifecycle, capturing revenue at multiple stages. Through Autobytel's Web sites, www.autobytel.com and www.carsmart.com, consumers can research pricing, specifications and other information regarding new and pre-owned vehicles and can purchase, finance, lease, insure, sell or maintain their vehicles. Autobytel believes that its services provide benefits for consumers by supplying them with information to make informed and intelligent vehicle decisions throughout the lifecycle of vehicle ownership. Consumers can purchase new vehicles through its dealer referral networks. In addition, consumers can purchase pre-owned vehicles through Autobytel's Pre-Owned CyberStore.

     In January 2000, Autobytel announced the formation of Autobytel.Europe with initial investment from Inchcape plc, Pon Holdings B.V., GE Capital and e-LaSer. The Netherlands-based Autobytel.Europe plans to license, invest in and offer joint services to national operating companies throughout Europe to localize the Autobytel offerings. In February 2000, Autobytel, St. George Bank Limited and others joined in the formation of Autobytel Australia. The Australian investors joining Autobytel in the online venture are Trading Post, Astre Automotive, RACV (Royal Automobile Club of Victoria), Fortis Insurance and Strathfield E-Ventures.

     In February 2000, Autobytel acquired A.I.N., the owner of CarSmart, a leading online buying site for new and pre-owned vehicles, for 1.8 million shares of Autobytel common stock and $3.0 million in cash. As of March 31, 2001, CarSmart had approximately 1,200 dealers, established relationships with more than 200 credit unions and strategic marketing agreements with several of the top Internet portals, including AOL.com, Alta Vista and GO2Net. For the years ended December 31, 1999 and 1998 CarSmart's unaudited revenues were $6.4 million and $3.1 million, respectively. For the years ended December 31, 1999 and 1998, CarSmart's operating expenses were $7.6 million and $4.2 million, respectively. CarSmart's unaudited net loss for the years ended December 31, 1999 and 1998 was $1.3 million and $1.2 million, respectively.

     In June 2000, Autobytel launched its MyGarage service area designed to empower consumers by providing cost effective and efficient processes for dealing with common service and maintenance issues. The site enhances consumer personalization and includes key components such as access to Autobytel Accredited Service Centers, the ability to schedule service and maintenance appointments online and receive information such as service reminders and recall information.

     In January 2001, Autobytel introduced iManager, a multi-functional dealer management system and an upgrade of its Dealer Real Time system. The iManager system provides dealers with immediate purchase request information for new and pre-owned vehicles, the ability to track multiple customers and purchase requests, turnkey customer retention programs, automatic uploading of new and pre-owned vehicle inventory into its database, reporting systems, including transaction status, customer information and Internet department performance, and other features.

     In February 2001, Autobytel signed an agreement with General Motors Corporation to conduct a 90-day test of a new GM online locate-to-order business model. The model involves modification of

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

Autobytel's existing Web site for consumers from the Washington, D.C. metropolitan area. The test program, which commenced on May 1, 2001, combines the independent all makes, all models capability of Autobytel with a dealer-set online e-price and locate-to-order vehicle inventory model for Chevrolet vehicles. Autobytel expects the project to be completed in the third quarter of 2001.

     In April 2001, Autobytel entered into an acquisition agreement to acquire Autoweb. Under the terms of the acquisition agreement, each outstanding share of common stock of Autoweb will be exchanged for 0.3553 shares of common stock of Autobytel. The acquisition is subject to a number of conditions, including the approval of both the Autobytel and Autoweb stockholders. The acquisition is expected to close in the third quarter of 2001.

     Autobytel derives the majority of its revenues from fees paid by subscribing dealers, and it expects to be primarily dependent on its dealer networks for revenues in the foreseeable future. Dealers using Autobytel's services pay initial subscription fees, as well as ongoing monthly fees based, among other things, on the size of territory, demographics and indirectly, the transmittal of purchase requests to them. In the first quarter of 2001 and 2000, program fees were $12.9 million and $12.1 million, respectively. Program fees were $12.9 million in the first quarter of 2001 and $54.0 million, $35.8 million and $22.9 million in the years 2000, 1999 and 1998, respectively. Average monthly program fees per dealer were $880 in the first quarter of 2001 and $949, $1,045 and $948 in 2000, 1999 and 1998, respectively.

     Autobytel's dealer contract terms generally range from one to three years. The majority of Autobytel's contracts are for a one year term. Autobytel is converting its remaining dealers primarily to new contracts with a one year term. The initial subscription fee from a dealer is recognized ratably over the first twelve months of the dealer's contract. Amortized revenues from initial subscription fees were $0.5 million in the first quarter of 2001 and $2.8 million, $2.5 million and $2.4 million in the years 2000, 1999 and 1998, respectively. Monthly fees are recognized in the period the service is provided. Monthly fee revenues were $12.3 million in the first quarter of 2001 and $50.9 million, $32.8 million and $18.2 million in the years 2000, 1999 and 1998, respectively. The amortized revenues from annual fees were $46,000 in the first quarter of 2001 and $22,400, $0.5 million and $2.3 million in the years 2000, 1999 and 1998, respectively.

     Autobytel also derives a portion of its revenues from related products and services on a monthly fee and per transaction basis and from international licensing and automotive consulting agreements. In the first quarter of 2001 and the years 2000, 1999 and 1998, revenues from related products and services were $3.8 million, $12.5 million, $4.5 million and $0.9 million or 23%, 19%, 11% and 4% of total revenues, respectively. In the first quarter of 2001, revenues from related products and services include $1.4 million in consulting fees related to the GM test program. The consulting fees were accounted for using the percentage of completion method of accounting.

     Autobytel believes its ability to increase its revenues is directly related to the number of subscribing dealers in its networks and the average monthly fees paid by those dealers and indirectly related to the volume of purchase requests routed through its Web sites. Vehicle purchaser requests routed through Autobytel's online systems were approximately 0.8 million and 0.7 million in the first quarter of 2001 and 2000, respectively, or an increase of 20% sequentially. Vehicle purchase requests routed through its online systems were approximately 0.8 million, 2.9 million, 2.1 million and 1.3 million in the first quarter of 2001 and the years 2000, 1999 and 1998, respectively, or an increase of 20%, 39%, 56% and 74% sequentially. From inception through March 31, 2001, Autobytel has directed approximately 8.2 million purchase requests to dealers.

     Autobytel's revenue growth has been primarily dependent on its ability to:

     - increase the number of dealers,

     - increase the average monthly fees paid by each dealer,

     - deliver quality purchase requests to its dealer networks and

     - improve the sales conversion rate of dealer leads.

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

     Autobytel believes its revenues in the foreseeable future will be dependent on the above factors as well as its ability to generate revenues from related products and services, including international licensing agreements and transactions with automotive manufacturers.

     In the first quarter of 2001, approximately 300 dealers were added to Autobytel's North American dealer networks and approximately 700 dealers either terminated their affiliation with Autobytel or were terminated by Autobytel. The net number of dealers as of March 31, 2001 decreased by 7.5% versus the same quarter in 2000. In 2000, approximately 3,500 dealers were added to Autobytel's North American dealer networks, including approximately 1,500 which were added as a part of the CarSmart acquisition, and approximately 1,800 dealers either terminated their affiliation with Autobytel or were terminated by Autobytel. The net number of dealers as of December 31, 2000 increased by 52% over 1999. As of March 31, 2001, approximately 400 dealers subscribed to both the Autobytel and CarSmart services. The number of Autobytel's dealers fluctuates from time to time and as of March 31, 2001, Autobytel had over 4,700 dealers. Autobytel's inability or failure to reduce dealer turnover could have a material adverse effect on Autobytel's business, results of operations and financial condition.

     Dealer participation in Autobytel's programs may terminate for various reasons including:

     - extinction of the manufacturer brand,

     - selling of the dealer franchise,

     - termination of the franchise by the dealer,

     - termination by Autobytel, and

     - termination of Autobytel's service by the dealer.

     Because Autobytel's primary revenue source is from program fees, its business model is significantly different from many other Internet commerce sites. The automobiles requested through its site are sold by dealers; therefore Autobytel derives no direct revenues from the sale of a vehicle and has no significant cost of goods sold, no procurement, carrying or shipping costs and no inventory risk.

     Sales and marketing costs consist primarily of:

     - Internet marketing and advertising expenses,

     - fees paid to Autobytel's Internet affiliate network of purchase request providers,

     - promotion and advertising expenses to build its brand awareness and encourage potential customers to visit its Web sites and

     - personnel and other costs associated with sales, marketing, training and support of Autobytel's dealer network.

     Autobytel uses Internet advertising, as well as traditional media, such as television, radio and print. The majority of its Internet advertising is comprised of:

     - bounty fees paid to Autobytel's affiliate network,

     - sponsorship and alliance agreements with Internet portals and

     - advertising and marketing affiliations with online automotive information providers.

     The Internet portals and online automotive information providers charge a combination of set-up, initial, annual, monthly and variable fees.

     - Set-up fees are incurred for the development of the link between Autobytel and the Internet portal or online information provider and are expensed in the period the link is established.

     - Initial and annual fees are amortized over the period they relate to.

     - Monthly fees are expensed in the month they relate to.

     - Variable fees are fees paid for purchase requests and are expensed in the period the purchase requests are received.

     Autobytel's Internet marketing and advertising costs, including set-up, initial, annual, monthly and variable fees, were $6.2 million, $20.6 million, $14.3 million and $11.1 million in the first quarter of 2001 and the years 2000, 1999 and 1998, respectively. No set-up fees were incurred in the first quarter of 2001 or 2000. Also included in sales and marketing expenses are the costs associated with signing up new dealers and their ongoing training and support. Sales and marketing costs are recorded as an expense in the period the service is provided. Sales and marketing expenses have historically fluctuated quarter-to-quarter due to varied levels of marketing and advertising and Autobytel believes this will continue in the future.

RESULTS OF OPERATIONS

     The following table sets forth Autobytel's results of operations as a percentage of revenues:

                                                            THREE MONTHS
                                                               ENDED            YEARS ENDED
                                                             MARCH 31,          DECEMBER 31,
                                                            ------------    --------------------
                                                            2001    2000    2000    1999    1998
                                                            ----    ----    ----    ----    ----
STATEMENT OF OPERATIONS DATA:
Revenues:
  Program fees............................................   77%     80%     81%     89%     96%
  Related products and services...........................   23      20      19      11       4
                                                            ---     ---     ---     ---     ---
     Total revenues.......................................  100     100     100     100     100

Operating expenses:
  Sales and marketing.....................................   80     112      98     110     126
  Product and technology development......................   24      33      34      35      36
  General and administrative..............................   21      18      20      17      25
  Stock-based compensation................................   --       1       1       3      --
  Restructuring costs.....................................    6      --      --       1      --
                                                            ---     ---     ---     ---     ---
     Total operating expenses.............................  132     163     153     166     187
                                                            ---     ---     ---     ---     ---
  Loss from operations....................................  (32)    (63)    (53)    (66)    (87)
Other income, net.........................................    8      10       9       8       5
                                                            ---     ---     ---     ---     ---
  Loss before minority interest and provision for income
     taxes................................................  (23)    (53)    (44)    (58)    (81)
Income allocable to minority interest.....................    1      --      --      --      --
                                                            ---     ---     ---     ---     ---
  Loss before provision for income taxes..................  (24)    (53)    (44)    (58)    (81)
Provision for income taxes................................   --      --      --      --      --
                                                            ---     ---     ---     ---     ---
  Net loss................................................  (24)%   (53)%   (44)%   (58)%   (81)%
                                                            ===     ===     ===     ===     ===

THREE MONTHS ENDED MARCH 31, 2001 AND 2000

     Revenues. Autobytel's revenues increased $1.6 million, or 10%, to $16.7 million in the first quarter of 2001, compared to $15.1 million in the first quarter of 2000. Program fees increased $0.8 million, or 6%. The increase was primarily due to a net $1.2 million increase as a result of the timing of the CarSmart acquisition in mid February 2000, partially offset by the effect of a decrease in CarSmart dealer count during the period. The increase was also partially offset by a $0.4 million, or 4%, decrease in Autobytel program fees due to a reduction in Autobytel dealer count.

     Revenues from related products and services increases by $0.8 million, or 27%. The increase was primarily attributable to $1.4 million in consulting fees from the GM test program recognized in the first quarter of 2001 offset by a $0.6 million, or 20%, decrease in insurance, Web site advertising, data base marketing and other fees. Autobytel's revenues from related products and services accounted for approximately 23% of revenues in the first quarter of 2001 and 20% of revenues in the first quarter of 2000.

     Sales and Marketing. Sales and marketing expenses primarily include advertising and marketing expenses paid to Autobytel's purchase request providers and for developing Autobytel's brand equity, as well as personnel and other costs associated with sales, training and support. Sales and marketing expense decreased by approximately $3.6 million, or 21%, to $13.3 million in the first quarter of 2001 compared to $16.9 million in the first quarter of 2000. The decrease was primarily due to a $6.4 million, or 68%, decrease in print, television and radio advertising partially offset by an increase in online advertising of $2.8 million, or 82%. Autobytel continues to refine its marketing strategy to reduce its cost of customer acquisition.

     Product and Technology Development. Product and technology development expense decreased by $1.0 million, or 21%, to $4.0 million in the first quarter of 2001 compared to $5.0 million in the first quarter of 2000. The decrease was primarily due to a $1.2 million, or 73%, decrease in software development costs which was partially offset by an increase of $0.2 million, or 5%, for additional personnel and retention costs, both domestic and international, and Web site data content and licensing fees. In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", Autobytel capitalized $2.3 million of software development costs in the first quarter of 2001, which were primarily related to the enhancement of Autobytel's existing proprietary software for use by its international licensees.

     General and Administrative. General and administrative expense was $3.6 million and $2.8 million for the first quarter of 2001 and 2000, respectively. General and administrative expense increased by $2.8 million, or 30%. The increase was primarily due to a $0.6 million, or 391%, increase in legal and professional fees for general corporate expenses, and a $0.2 million, or 101%, increase for goodwill amortization related to Autobytel's acquisition of CarSmart in February 2000.

     Restructuring costs. Restructuring costs of $1.0 million represent expenses related to the reorganization of Autobytel's dealer operations, including personnel costs, elimination of duplicate facilities and the write-down of fixed assets in the first quarter of 2001.

     Interest Income, Net. In the first quarter of 2001, interest income decreased by $0.4 million, or 24%, compared to 2000. Interest income decreased due to lower cash balances and interest rates.

     Foreign Currency Exchange Gain, Net. Autobytel.Europe, a subsidiary of Autobytel, operates its business in Europe. As such, it incurs general operating expenses and enters into transactions which require the use of local foreign currencies. Due to foreign exchange rate fluctuations, a $0.4 million gain on cash held in foreign currency was realized in the first quarter of 2001. Foreign exchange transaction gains and losses in the first quarter of 2001 were $0.3 million. In the future, Autobytel may experience gains or losses attributable to fluctuations in foreign currency exchange rates.

     Equity Losses in Unconsolidated Subsidiary. Equity losses in an unconsolidated subsidiary represent Autobytel's share of losses in its Australian venture. The losses recognized have been limited to the amount of Autobytel's investment.

     Income allocable to Minority Interest. Minority interest represents the share of net income or losses attributable to the minority shareholders in majority owned subsidiaries. In the first quarter of 2001, $0.1 million in income related to Autobytel's subsidiary, Autobytel.Europe, was allocated to the minority shareholders. Autobytel.Europe was wholly-owned in 1999.

2000 COMPARED TO 1999

     Revenues. Autobytel's revenues increased $26.2 million, or 65%, to $66.5 million in 2000, compared to $40.3 million in 1999. The growth in revenues was primarily attributable to a $18.3 million, or 51%, increase in program fees from paying dealers, including program fees of $6.1 million from CarSmart dealers. Autobytel's revenues from related products and services accounted for approximately 19% of revenues in 2000 and 11% of revenues in 1999. The increase was primarily due to additional fees from Autobytel' international license agreements, Web site advertising, database marketing and finance and insurance products.

     Sales and Marketing. Sales and marketing expense increased by $21.1 million, or 48%, to $65.3 million in 2000 compared to $44.2 million in 1999. The increase was primarily due to a $9.0 million, or 57%, increase in print, television and radio advertising to build brand awareness, a $6.3 million, or 44%, increase in online advertising for increased purchase requests and agreements with additional Internet affiliates, and a $1.3 million, or 53%, increase in other marketing and advertising expenses. The increase in sales and marketing was further attributable to a $4.5 million, or 39%, increase in sales, dealer support and call center personnel to support the growth of Autobytel's business.

     Product and Technology Development. Product and technology development expense increased by $8.5 million, or 60%, to $22.8 million in 2000 compared to $14.3 million in 1999. The increase was primarily due to $6.1 million for international software development costs, and a $2.4 million, or 18%, increase for additional personnel and retention costs, both domestic and international, and Web site data content and licensing fees. Autobytel capitalized $3.3 million of product and technology costs incurred in 2000.

     General and Administrative. General and administrative expense was $13.8 million and $8.6 million for 2000 and 1999, respectively. General and administrative expense increased by $5.2 million, or 61%. The increase was primarily due to a $2.7 million, or 78%, increase in recruiting and personnel costs, $1.5 million for goodwill amortization related to Autobytel's acquisition of CarSmart, and a $1.0 million, or 145%, increase in legal and general corporate expenses.

     Interest Income, Net. In 2000, interest income increased by $2.2 million, or 56%, compared to 1999. Interest income increased due to higher cash balances resulting from the initial public offering late in the first quarter of 1999 and the funding of Autobytel.Europe early in the first quarter of 2000.

     Foreign Currency Exchange Loss, Net. Autobytel.Europe, a subsidiary of Autobytel, operates its business in Europe. As such, it incurs general operating expenses and enters into transactions, including investments in joint ventures and licensees, which require the use of local currencies. Accordingly, Autobytel.Europe engaged in foreign currency exchange transactions. Due to foreign exchange rate fluctuations, a $0.7 million loss on cash held in foreign currency was realized in 2000. Also, based on the six month forward exchange rate at December 31, 2000, an unrealized loss of $0.1 million was recognized on foreign exchange forward contracts expiring in June 2001. From inception through December 31, 2000, Autobytel.Europe's functional currency was the U.S. dollar. On January 1, 2001, Autobytel.Europe adopted the Euro as its functional currency. Foreign exchange transaction gains and losses in Canada were minimal. In the future, Autobytel may experience gains or losses attributable to fluctuations in foreign currency exchange rates.

     Other Income (Expense), Net. In 2000, there were no significant transactions included in other income (expense). Other expense in 1999 of $0.3 million consisted primarily of costs related to Autobytel's Japanese joint venture.

     Minority Interest Losses. Minority interest losses represent the share of net losses attributable to the minority stockholders in majority owned subsidiaries. In 2000, $0.4 million in losses related to Autobytel's subsidiary, Autobytel.Europe, were allocated to the minority stockholders. Autobytel.Europe was wholly-owned in 1999.

     Income Taxes. No provision for federal income taxes has been recorded as Autobytel's incurred net operating losses through December 31, 2000. As of December 31, 2000, Autobytel had approximately $76.7 million of federal and $38.2 million of state net operating loss carryforwards that Autobytel believe are available to offset future taxable income. These carryforwards expire in various years through 2020. Under the Tax Reform Act of 1986, the amounts of and benefits from Autobytel's net operating loss carryforwards will be limited due to a cumulative ownership change of more than 50% over a three year period. Based on preliminary estimates, Autobytel believes the effect of such limitation will not have a material adverse effect on Autobytel's business, results of operations and financial condition.

1999 COMPARED TO 1998

     Revenues. Autobytel's revenues increased $16.5 million, or 69%, to $40.3 million in 1999, compared to $23.8 million in 1998. The growth in revenues was primarily attributable to an increase in the net number of paying dealers and a $97, or 10%, increase in the average monthly program fee charged to paying dealers. The number of paying dealers increased by 937, or 39%, to 3,323 as of December 31, 1999, compared to 2,386 as of December 31, 1998. Revenues from related products and services accounted for approximately 11% of revenues in 1999 and 4% of revenues in 1998.

     Sales and Marketing. Sales and marketing expenses primarily include advertising and marketing expenses paid to Autobytel's purchase request providers and for developing Autobytel's brand equity, as well as personnel and other costs associated with sales, training and support. Sales and marketing expense increased by $14.2 million, or 47%, to $44.2 million in 1999 compared to $30.0 million in 1998. The increase was primarily due to a $3.5 million, or 43%, increase in sales expenses due to additional sales and dealer support personnel, a $3.2 million, or 29%, increase in fees related to information search aggregators resulting from a higher number of purchase requests, a $3.1 million, or 52%, increase in television and radio advertising, and a $4.4 million, or 89%, increase in other advertising and marketing expenses to build brand awareness. Autobytel expects to continue to increase its sales, advertising and marketing expenses in the foreseeable future.

     Product and Technology Development. Product and technology development expense primarily includes personnel costs relating to enhancing the features, content and functionality of Autobytel's Web site and Dealer Real Time system, as well as expenses associated with telecommunications and computer infrastructure. Product and technology development expense increased by $5.8 million, or 67%, to $14.3 million in 1999, compared to $8.5 million in 1998. The increase was primarily due to a $3.6 million, or 68%, increase for additional personnel, recruiting and retention costs, both domestic and international, a $1.0 million, or 89%, increase in technological infrastructure costs, a $0.8 million, or 217%, increase in start up and legal expenses related to the development of international joint ventures, and a $0.4 million, or 21%, increase related to the development of new products and services.

     General and Administrative. General and administrative expense was $8.6 million and $5.9 million in 1999 and 1998, respectively. General and administrative expense increased by $2.7 million, or 45%. The increase was primarily due to a $1.2 million increase in non-cash compensation expense associated with stock options granted in the first quarter of 1999 and the exercise of a warrant in the fourth quarter of 1999, a $0.9 million, or 420%, increase in accounting and other public company infrastructure costs, and a non-recurring expense of $0.6 million related to the termination of the agreement to acquire W.G. Nichols.

     Interest Income, Net. In 1999, interest income of $3.9 million increased 486% as compared to 1998 due to higher cash balances resulting from the sale of preferred stock late in the fourth quarter of 1998 and the initial public offering late in the first quarter of 1999.

     Equity Losses in Unconsolidated Subsidiary. Equity losses in an unconsolidated subsidiary represents Autobytel's share of losses in Autobytel's Japanese joint venture. The losses recognized have been limited to the amount of Autobytel's investment.

     Other Income (Expense), Net. In 1999, other income (expense) consists primarily of $0.4 million of costs related to Autobytel's Japanese joint venture as compared to a $1.4 million gain realized from the sale of Auto-by-Tel UK, offset in part by a $0.8 million charge for the value of warrants issued to investors in 1998.

     Income Taxes. No provision for federal income taxes has been recorded as Autobytel incurred net operating losses through December 31, 1999. As of December 31, 1999, Autobytel had approximately $55.5 million of federal and $27.9 million of state net operating loss carryforwards that Autobytel believes are available to offset future taxable income; such carryforwards expire in various years through 2019. Under the Tax Reform Act of 1986, the amounts of and benefits from Autobytel's net operating loss carryforwards will be limited due to a cumulative ownership change of more than 50% over a three year period. Based on preliminary estimates, Autobytel believes the effect of such limitation will not have a material adverse effect on its business, results of operations and financial condition.

STOCK-BASED COMPENSATION

     Autobytel granted stock options to purchase 146,500, 4,653,244, 2,235,598 and 1,630,340 shares of common stock during the first quarter of 2001 and years 2000, 1999 and 1998, respectively. The stock options were granted under the 1996 Stock Incentive Plan, 1998 Stock Option Plan, 1999 Stock Option Plan, 1999 Employee and Acquisition Related Stock Option Plan and 2000 Stock Option Plan at the fair market value on the date of grant, except as described below. In the first quarter of 1999, stock options were granted to employees and directors at exercise prices of $13.20 and $16 per share which were below the fair market value at the date of grant. In relation to these grants, Autobytel will recognize estimated compensation expense of approximately $2.6 million ratably over the vesting terms of one to four years. Compensation expense of $0.4 million and $1.1 million was classified as general and administrative expense in 2000 and 1999, respectively, and approximately $0.5 million, $0.5 million and $40,000 will be classified as general and administrative expense in the years ending 2001, 2002 and 2003, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operating activities was $3.6 million in the first quarter of 2001 and $7.6 million in the first quarter of 2000. Net cash used in the first quarter of 2001 resulted primarily from the year-to-date net loss, increased accounts receivable and decreased accrued expenses due to a reduction in Autobytel's sales and marketing and product and technology expenditures. These uses of cash were partially offset by increased reserves for foreign currency exchange losses related to foreign currency forward contracts, depreciation and goodwill amortization and provision for bad debt.

     Net cash used in operating activities was $23.7 million in 2000, $14.5 million in 1999 and $16.3 million in 1998. Net cash used in 2000 resulted primarily from the net loss for the year and increased accounts receivable offset by increased accounts payable for sales and marketing, product and technology development and general and administrative expenditures, provision for bad debt and additional depreciation and goodwill amortization related to the acquisition of A.I.N.

     Net cash used in operating activities in 1999 resulted primarily from the net loss for the year, increased accounts receivable and prepaid expenses, partially offset by increased deferred revenues related to growth in the number of Autobytel's paying dealers, accounts payable and accrued expenses for sales and marketing, product and technology development and general and administrative expenditures, non-cash stock-based compensation expense related to options granted in March 1999 and depreciation expense.

     Net cash used in operating activities in 1998 resulted primarily from the net loss for the year and increased accounts receivable, partially offset by depreciation and other non-cash expenses.

     Net cash used in investing activities was $2.5 million and $3.0 million for the first quarter of 2001 and 2000, respectively. Cash used in investing activities during the first quarter of 2001 was primarily related to capitalized software development costs. Cash used in investing activities in the first quarter of 2000 was primarily related to the acquisition of A.I.N.

     Net cash used in investing activities was $12.0 million in 2000, $0.9 million in 1999 and $1.1 million in 1998. Cash used in investing in 2000 was related to the acquisition of A.I.N., expenditures for capitalized software, investments in Autobytel's joint ventures in Spain, Sweden and France, notes receivable from Autobytel's joint venture in France and the purchase of property and equipment. Cash for investing activities in 1999 and 1998 was primarily used for the purchase of property and equipment, including computer hardware, telecommunications equipment and furniture.

     Net cash provided by financing activities was $2.0 million for the first quarter of 2001, and $31.8 million for the first quarter of 2000. Cash provided by financing activities in both the first quarter of 2001 and 2000 was primarily due to funding received from strategic partners for investment in Autobytel.Europe. In January 2000, Autobytel invested $5 million in Autobytel.Europe which has been eliminated in consolidation.

     Net cash provided by financing activities was $32.3 million in 2000, $72.9 million in 1999 and $29.6 million in 1998. Cash provided by financing activities in 2000 was primarily due to funding received from strategic investors for investment in Autobytel.Europe. In January 2000, Autobytel invested $5 million in Autobytel.Europe which has been eliminated in consolidation. Cash for financing activities in 1999 and 1998 was primarily provided by the consummation of Autobytel's initial public offering in March 1999 and the issuance of preferred stock in 1998. Autobytel intends to use the remaining net proceeds from its initial public offering for potential acquisitions, investments in businesses and for general corporate purposes. Proceeds of $29.4 million from the sale of preferred stock in 1998 were used primarily to finance operations prior to the initial public offering.

     As of April 30, 2001, Autobytel had approximately $73.6 million in cash and cash equivalents, of which $32.3 million represents funds of Autobytel.Europe and is reserved for the operations of Autobytel.Europe. Autobytel believes its current cash and cash equivalents are sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

     With respect to periods beyond April 30, 2002, Autobytel may be required to raise additional capital to meet its long term operating requirements. Since inception, Autobytel's expenses have exceeded its revenues. Autobytel does not expect to be able to fund its operations from internally generated funds until the second half of 2001 when it expects its revenues to exceed its expenses. However, Autobytel cannot assure that its revenues will exceed its expenses during such period or thereafter.

     Autobytel's cash requirements depend on several factors, including:

     - the level of expenditures on marketing and advertising,

     - the level of expenditures on product and technology development,

     - the ability to increase the volume of purchase requests and transactions related to Autobytel's Web sites,

     - the cost of contractual arrangements with Internet portals, online information providers, and other referral sources,

     - the level of investments in joint ventures and licensees, and

     - the cash portion of acquisition transactions.

     While management forecasts and budgets cash requirements, assumptions underlying the estimates may change and could have a material impact on its cash requirements. If capital requirements vary materially from those currently planned, Autobytel may require additional financing sooner than anticipated. Autobytel has no commitments for any additional financing, and there can be no assurance that any such commitments can be obtained on favorable terms, if at all.

     Any additional equity financing may be dilutive to Autobytel's stockholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising capital and other financial and operational matters which could restrict its operations or finances. If Autobytel is unable to obtain additional financing as needed, it may be required to reduce the scope of its operations or its anticipated expansion, which could have a material adverse effect on its business, results of operations and financial condition.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for fiscal years beginning after June 15, 2000 (as amended by SFAS No. 137 and 138). SFAS No. 133 establishes accounting and reporting standards for derivative instruments. Autobytel adopted SFAS No. 133 in January 2001 and does not anticipate the adoption to have a material effect on Autobytel's financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Autobytel.Europe, which operates in Europe, is a subsidiary of Autobytel. Autobytel.Europe incurs general operating expenses and enters into transactions, including investments in joint ventures and licensees, which require the use of local foreign currencies. As a result of these transactions, Autobytel is exposed to gains and losses resulting from changes in foreign currency exchange rates. These fluctuations may adversely affect Autobytel's consolidated results of operations and financial position. In certain circumstances, Autobytel.Europe enters into foreign currency forward contracts in an effort to minimize the risks and costs associated with these fluctuations. Neither Autobytel nor Autobytel.Europe enters into foreign currency forward contracts or other financial instruments for trading or speculative purposes.

     In July 2000, Autobytel.Europe entered into foreign currency forward exchange contracts with maturity dates of September 26, 2000 and June 26, 2001. These contracts obligate Autobytel.Europe to exchange U.S. dollars for predetermined amounts of Netherlands guilders at specified exchange rates on specified dates. Autobytel's consolidated statements of operations include realized losses of $0.7 million and $0.7 million for the first quarter of 2001 and the year 2000, respectively, resulting from changes in the spot exchange rate, including those from settled and open contracts.

     As of January 1, 2001, the notional value of the open foreign currency forward contracts was matched by an equivalent amount of cash as recorded on Autobytel's balance sheet. Therefore, in accordance with SFAS No. 133, these open contracts are considered hedged contracts and are recorded at fair value on Autobytel's balance sheet and the related gains or losses on these contracts are deferred in stockholder's equity as a component of accumulated other comprehensive income. As such, on an ongoing basis, Autobytel will not incur any additional foreign currency financial exposure from potential volatility in exchange rates on these foreign currency forward contracts.

     A sensitivity analysis indicates that for each 5% change in exchange rates on foreign currencies utilized by Autobytel.Europe, Autobytel would incur no additional losses on open foreign currency forward contracts and $0.2 million on foreign currency cash balances at March 31, 2001.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     Autobytel's Balance Sheets as of December 31, 2000 and 1999 and its Statements of Operations, Stockholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2000, together with the reports of Andersen LLP, independent auditors, begin on page F-1-1 of this joint proxy statement/prospectus and are incorporated herein by reference.

     Autobytel's Balance Sheet as of March 31, 2001 and 2000 and it Statements of Operations and Cash Flows for each of the three month periods ended March 31, 2001 and 2000 begin on page F-1-22 of this joint proxy statement/prospectus and are incorporated herein by reference.

                 AUTOBYTEL MANAGEMENT; PRINCIPAL STOCKHOLDERS;
                         INTERESTED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the common stock as of March 31, 2001, by all persons known by Autobytel to own beneficially more than five percent (5%) of the common stock of Autobytel, each director, each Autobytel Named Executive Officer (as defined in "-- Executive Compensation" below), and all directors, Autobytel Named Executive Officers and executive officers of Autobytel as a group.

                                                              SHARES BENEFICIALLY
                                                                     OWNED
                                                              --------------------
                                                               NUMBER      PERCENT
                                                              ---------    -------
5% STOCKHOLDERS:
John C. Bedrosian(1)........................................  2,500,695     12.3%
  875 Stone Canyon Road, Los Angeles, California 90077-2911
General Electric Capital Corporation(2).....................  1,850,702      9.1%
  260 Long Ridge Road, Stamford, Connecticut 06927
Peter R. Ellis(3)...........................................  1,593,694      7.8%
  c/o Jubilee Investments, 1550 Bayside Drive, Suite 2,
  Corona Del Mar, California 92625
SMALLCAP World Fund, Inc.(4)................................  1,320,000      6.5%
  333 South Hope Street, Los Angeles, California 90071
Capital Research and Management Company(4)..................  1,320,000      6.5%
  333 South Hope Street, Los Angeles, California 90071
AT&T Corp.(5)...............................................  1,057,576      5.1%
  32 Avenue of the Americas, New York, New York 10013
NAMED EXECUTIVE OFFICERS AND DIRECTORS:
Mark W. Lorimer(6)..........................................    831,087      3.9%
Robert S. Grimes(7).........................................    997,691      4.8%
Michael Gorun...............................................    728,650      3.6%
Peter Titz(8)...............................................    617,073      3.0%
Ariel Amir(9)...............................................    198,166      1.0%
Michael J. Fuchs(10)........................................    194,928      1.0%
Joshua McCarter(11).........................................    127,083        *
Dennis Benner(12)...........................................     75,000        *
Mark N. Kaplan(13)..........................................     51,308        *
Kenneth J. Orton(14)........................................     51,308        *
Jeffrey H. Coats(15)........................................     50,000        *
Richard A. Post(16).........................................     52,000        *
All Named Executive Officers, executive officers and
  directors as a group (15 persons)(17).....................  4,027,419     17.9%

-------------------------
  *  Less than 1%.

 (1) Includes 1,750,695 shares held in the John C. Bedrosian and Judith D. Bedrosian Revocable Trust in which Mr. Bedrosian maintains shared voting powers. 750,000 shares are held by the Bedrosian Investment Group, Ltd., of which Mr. Bedrosian has sole voting power.

 (2) Includes 24,874 shares issuable upon exercise of options exercisable within 60 days of March 31, 2001.

 (3) This number is based solely upon a review of a Schedule 13G filed with the Securities and Exchange Commission on January 16, 2001 and includes, 1,574,972 shares held in a revocable trust held by

     Mr. Ellis and his wife, and 18,722 shares held by trusts established for family members of Mr. Ellis as to which Mr. Ellis' wife maintains sole voting power. Mr. Ellis granted voting power as to 593,175 shares of common stock to Autobytel.com under a voting proxy dated January 11, 1999. See
     "-- Certain Relationships and Related Transactions" below.

 (4) This number is based solely upon a review of a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2001 which discloses that Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 which advises SMALLCAP World Fund, Inc., has dispositive power over these shares, and which contains a disclaimer of beneficial ownership of these shares by Capital Research and Management Company.

 (5) This number is based upon a review of a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2001 and includes 300,000 shares issuable upon exercise of warrants.

 (6) Includes 826,760 shares issuable upon exercise of options exercisable within 60 days of March 31, 2001.

 (7) Includes an aggregate of 5,554 shares held in irrevocable trusts as to which Mr. Grimes' wife maintains sole voting power, 34,037 shares held by Mr. Grimes' wife, 131,926 shares held in a trust of which Mr. Grimes and his wife are beneficiaries and 275,470 shares issuable upon exercise of options exercisable within 60 days of March 31, 2001.

 (8) Includes 277,273 shares owned by and 289,800 shares issuable upon exercise of warrants held by Invision AG., of which Mr. Titz is a director. Also includes 50,000 shares issuable upon exercise of options held by Mr. Titz, which are exercisable within 60 days of March 31, 2001.

 (9) Includes 192,709 shares issuable upon exercise of options exercisable within 60 days of March 31, 2001.

(10) Includes 54,874 shares issuable upon exercise of options exercisable within 60 days of March 31, 2001.

(11) Includes 116,438 shares issuable upon exercise of options exercisable within 60 days of March 31, 2001.

(12) Includes 75,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 2001.

(13) Includes 50,308 shares issuable upon exercise of options exercisable within 60 days of March 31, 2001.

(14) Includes 50,308 shares issuable upon exercise of options exercisable within 60 days of March 31, 2001.

(15) Includes 50,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 2001.

(16) Includes 50,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 2001.

(17) Includes 1,844,992 shares issuable upon exercise of options exercisable within 60 days of March 31, 2001 and 289,800 shares issuable upon exercise of warrants.

EXECUTIVE OFFICERS

     The current executive officers of Autobytel are as follows:

         NAME            AGE                              POSITION
         ----            ---                              --------
Mark W. Lorimer........  42     Chief Executive Officer, President and Director
Ariel Amir.............  41     Executive Vice President, General Counsel and Secretary
Dennis Benner..........  59     Executive Vice President, Corporate Development
Hoshi Printer..........  59     Executive Vice President and Chief Financial Officer
Andrew Donchak.........  49     Senior Vice President and Chief Marketing Officer
Max Rens...............  54     Chief Executive Officer of Autobytel.Europe LLC, a majority owned subsidiary of Autobytel

     Mark W. Lorimer has served as a director of Autobytel since June 1998. Mr. Lorimer joined Autobytel in December 1996 as Vice President, General Counsel and Secretary, and was promoted to Executive Vice President and Chief Operating Officer in May 1997. In May 1998, Mr. Lorimer was promoted to President. He was elected a director and appointed Chief Executive Officer of Autobytel in June 1998. From January 1996 to November 1996, Mr. Lorimer was a partner and, from March 1989 to January 1996, was an associate with the law firm of Dewey Ballantine LLP. Mr. Lorimer is a member of the national board of directors of the American Electronics Association. Mr. Lorimer holds a B.S. in Speech from Northwestern University and a J.D. from the Fordham University School of Law.

     Ariel Amir joined Autobytel as Vice President and General Counsel in March 1999, was elected Secretary in April 1999 and was promoted to Senior Vice President in April 2000 and Executive Vice President in September 2000. Mr. Amir was Vice President of Security Capital U.S. Realty from February 1998 until March 1999, where he was responsible for mergers and acquisitions and relations with strategic investees. Mr. Amir was Vice President of Security Capital Group Incorporated, where he provided securities offering and corporate acquisitions services from June 1994 until January 1998. Prior to joining Security Capital Group, Mr. Amir was an attorney with the law firm of Weil, Gotshal & Manges in New York where he practiced securities and corporate law from September 1985 until April 1994. Mr. Amir received his law degree from Georgetown University Law Center, an M.S. in industrial administration from Carnegie-Mellon University Graduate School of Industrial Administration and an A.B. in Economics from Washington University in St. Louis.

     Dennis Benner joined Autobytel as Executive Vice President, Corporate Development in May 2000. From November 1994 to May 2000, Mr. Benner was Chief Information Officer of Fluor Corporation. From 1986 to October 1994, Mr. Benner held various positions with TRW Information Systems Group, most recently as Vice President and General Manager of TRW Information Technology Services Division. From 1983 to 1986, Mr. Benner was Division Vice President of Automatic Data Processing Western Division. From 1978 to 1983, Mr. Benner held various positions with Computer Sciences Corporation, most recently as Vice President and General Manager of Business Services Division. From 1967 to 1978, Mr. Benner held various managerial positions with International Business Machines Corporation. Mr. Benner received a B.S. in Business Administration from the University of Kansas.

     Hoshi Printer rejoined Autobytel as Executive Vice President and Chief Financial Officer in April 2001. From December 2000 through April 2001 Mr. Printer was a consultant and from July 2000 through November 2000, Mr. Printer was Executive Vice President and Chief Financial Officer of Bestoffer.com, Inc. From January 1999 to June 2000, Mr. Printer was Senior Vice President and Chief Financial Officer of Autobytel. From June 1996 to December 1998, Mr. Printer served as Vice President, Finance and Administration, Chief Financial Officer and Secretary of Peerless Systems Corporation, a software technology company. From July 1995 to May 1996, Mr. Printer was Chief Financial Officer of Neuron Data Inc., a software technology company. From July 1994 to June 1995, Mr. Printer served as Chief Financial Officer of Soane Technologies Inc., a polymer technology company. From January 1990 to June 1994, Mr. Printer was Chief Financial Officer of Catalytica Inc., an environmental technology company. Mr. Printer also worked at Xerox Corporation for over 17 years as Vice President of Finance and in 1976 served as a consultant to the White House for the President's Reorganization project on cash management. Mr. Printer holds a B.E. in mechanical engineering and a B.E. in electrical engineering from Poona University in India, an M.S. in industrial engineering from Oklahoma State University and an M.B.A. from Stanford University.

     Andrew Donchak joined Autobytel in August 2000 as Senior Vice President, Chief Marketing Officer. Previously, Mr. Donchak served as Vice President, Marketing, of Navigation Technologies, Inc., a database developer for GPS navigation systems, where he was responsible for marketing and fulfillment operations, from November 1997 to August 2000. Prior to that, Mr. Donchak was President, Consumer Division of Konami of America, Inc., an interactive entertainment software development company, from December 1994 until October 1997. From January to November 1994, he was Executive Vice President of BCI, a media syndication company. Mr. Donchak spent fifteen years from October 1978 until December 1993 at BBDO Worldwide in New York and Chicago where he last served as Executive Vice President, was a member of the BBDO NY Board of Directors, and was responsible for key agency/client relationships. Mr. Donchak received a Masters in Marketing and Finance from the Kellogg Graduate School of Management at Northwestern University, where he also earned a Masters of Science in Advertising and a Bachelors of Science in Communications Studies.

     Max Rens joined Autobytel.Europe as Chief Executive Officer in October 2000. From June 1997 to September 2000, Mr. Rens was Executive Vice President and Chief Information Officer of KLM Royal Dutch Airlines. From June 1995 to May 1997, Mr. Rens was a member of the Board of Management of NS Infra Services BV, where he was responsible for the construction and maintenance of the Dutch railway infrastructure. Mr. Rens holds a law degree from the University of Leiden in The Netherlands.

EXECUTIVE COMPENSATION

     Summary of Cash and Certain Other Compensation. The following table provides certain summary information concerning compensation paid or accrued by Autobytel to or on behalf of Autobytel's Chief Executive Officer and, the four most highly compensated executive officers of Autobytel for the year ended December 31, 2000 ("Autobytel Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                                                           AWARDS
                                                       ANNUAL                           ------------
                                FISCAL YEAR         COMPENSATION           OTHER         SECURITIES
                                   ENDED        --------------------       ANNUAL        UNDERLYING
 NAME AND PRINCIPAL POSITION    DECEMBER 31,     SALARY      BONUS      COMPENSATION     OPTIONS(#)
 ---------------------------    ------------    --------    --------    ------------    ------------
Mark W. Lorimer...............      2000        $325,000    $113,750      $18,000         331,792
  Chief Executive Officer and       1999         323,958     156,000       18,000           6,792
  President                         1998         316,000     150,000        9,000         750,000(1)
Ariel Amir....................      2000         235,208      83,000           --         310,000
  Executive Vice President and      1999         136,634      84,000           --         150,000
  General Counsel
Dennis Benner.................      2000         148,413     100,000       59,901         400,000(2)
  Executive Vice President,
  Corporate Development
Michael Gorun.................      2000         237,500      16,625           --         200,000
  Former President,
  A.I.N. Corporation
Joshua McCarter...............      2000         165,000      57,750           --         155,005
  Vice President,                   1999         118,750      70,200           --          66,950
  International Development         1998          73,500      19,000           --          19,500

-------------------------
Bonuses for services provided in 1999 and 2000 were paid in 2000 and 2001, respectively, except for $50,000 to Mr. Benner for services provided in 2000 and paid in 2000.

(1) The right to obtain 500,000 shares of such securities is contingent on the performance of Autobytel's market trading price.

(2) The right to obtain 250,000 shares of such securities is contingent on the performance of Autobytel's market trading price.

STOCK OPTION GRANTS IN 2000

     The following table sets forth for each of the Autobytel Named Executive Officers certain information concerning stock options granted to them during 2000. Autobytel has never issued stock appreciation rights. Autobytel grants options at an exercise price equal to the fair market value of a share of common stock as determined by its closing price on the Nasdaq National Market on the date of grant. The term of each option granted is generally ten years from the date of grant. Options may terminate before their expiration dates if the optionee's status as an employee is terminated or upon the optionee's death or disability.

                                              INDIVIDUAL GRANTS
                             ---------------------------------------------------    POTENTIAL REALIZABLE VALUE
                             NUMBER OF     PERCENT OF                                OF ASSUMED ANNUAL RATES
                             SECURITIES   TOTAL OPTIONS                            OF STOCK PRICE APPRECIATION
                             UNDERLYING    GRANTED TO     EXERCISE                      FOR OPTION TERM(2)
                              OPTIONS       EMPLOYEES       PRICE     EXPIRATION   ----------------------------
           NAME              GRANTED(#)    IN 2000(1)     ($/SHARE)      DATE         5%($)           10%($)
           ----              ----------   -------------   ---------   ----------   ------------    ------------
Mark W. Lorimer............   331,792          7.5%        $ 6.500     04/12/10     $1,356,305      $3,437,142
Ariel Amir.................    37,500          0.8%         10.380     02/02/10        244,797         620,364
                              187,500          4.2%          6.500     04/12/10        766,465       1,942,374
                               85,000          1.9%          7.000     06/15/10        374,192         948,277
Dennis Benner..............   400,000          9.0%          6.188     05/03/10      1,556,640       3,944,832
Michael Gorun..............   100,000          2.3%         11.125     02/15/10        699,645       1,773,038
                              100,000          2.3%          7.000     06/15/10        440,226       1,115,620
Joshua McCarter............    20,000          0.5%         10.380     02/02/10        130,559         330,861
                              135,005          3.0%          6.500     04/12/10        600,678       1,522,235

-------------------------
(1) Based on options to purchase 4,443,244 shares granted under Autobytel's 1996 Stock Incentive Plan, 1998 Stock Option Plan, 1999 Stock Option Plan, 1999 Employee and Acquisition Related Stock Option Plan and 2000 Stock Option Plan to employees during fiscal 2000.

(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent Autobytel's estimate or projection of its future common stock prices.

AGGREGATED OPTION EXERCISES IN 2000 AND YEAR-END OPTION VALUES

     The following table sets forth for each of the Autobytel Named Executive Officers certain information concerning options exercised during fiscal 2000 and the number of shares subject to both exercisable and unexercisable stock options as of December 31, 2000. The values for "in-the-money" options are calculated by determining the difference between the fair market value of the securities underlying the options as of December 31, 2000 ($2.50 per share) and the exercise price of the officer's options. Autobytel has never issued stock appreciation rights.

                                                             NUMBER OF SECURITIES
                                                                  UNDERLYING               VALUE OF UNEXERCISED
                               NUMBER OF                    UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                SHARES                         DECEMBER 31, 2000           DECEMBER 31, 2000(1)
                              ACQUIRED ON      VALUE      ---------------------------   ---------------------------
            NAME              EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              -----------   -----------   -----------   -------------   -----------   -------------
Mark W. Lorimer.............        --            --        644,532        877,385           --             --
Ariel Amir..................        --            --         67,187        392,813           --             --
Dennis Benner...............        --            --             --        400,000           --             --
Michael Gorun...............        --            --             --        200,000           --             --
Joshua McCarter.............        --            --         56,226        173,784           --             --

-------------------------
(1) As of December 31, 2000 none of the options were in the money.

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

EMPLOYMENT AGREEMENTS

     On July 1, 1998, Autobytel entered into a three year employment agreement with Mr. Mark W. Lorimer, Autobytel's President and Chief Executive Officer. This agreement automatically renews for one year periods unless either party gives at least 30 days notice of an election not to renew and automatically extends for three years from the date of a change of control. Under this agreement, Mr. Lorimer is entitled to a base salary of $325,000 and a bonus as determined by the board of directors from time to time. Under this agreement, Mr. Lorimer also received options to purchase 200,000 shares which vest over two years and a performance option to purchase 500,000 shares which vests on the seventh anniversary of the grant date, unless accelerated upon the earlier accomplishment of stock price goals. In addition, Mr. Lorimer may participate in any medical, dental, welfare plans, insurance coverages and any death benefit and disability benefit plans afforded to executive employees of Autobytel.

     If Mr. Lorimer's employment is terminated without "cause" or if Mr. Lorimer terminates his employment with "good reason" (each as defined in his employment agreement), Mr. Lorimer is entitled to a lump sum payment equal to the highest annual base salary in effect during the term of the agreement multiplied by the greater of (1) the remaining balance of the term or (2) two years.

     In addition to the above, in the event Mr. Lorimer's employment is terminated during the six month period prior to (or the first thirty-six months following) a change of control by Mr. Lorimer for good reason or by Autobytel other than for cause, disability or death, Mr. Lorimer is entitled to a lump sum payment equal to twice the highest bonus paid to Mr. Lorimer in the last three fiscal years plus the amount of the cost of all benefits for the greater of the remaining balance of the term or two years. In the event of a change of control while Mr. Lorimer is employed by Autobytel or if Mr. Lorimer's employment is terminated by Autobytel without cause or by Mr. Lorimer for good reason during the six month period prior to a change of control, unvested time based options shall become vested and exercisable and unvested performance-based options shall become vested and exercisable to the extent performance targets have been met. In the event of the death or disability of Mr. Lorimer during the term of his employment agreement, Autobytel shall provide Mr. Lorimer or his successors, heirs or designees, with continued payment of Mr. Lorimer's then current base salary and all benefits for a period of two years. If Mr. Lorimer's severance benefits are parachute payments under the Internal Revenue Code, Autobytel has agreed to make additional payments to him to compensate for his additional tax obligations.

     As of May 3, 2001, Autobytel entered into a three year employment agreement with Mr. Benner, under which Mr. Benner is entitled to a base salary of $225,000 and a bonus as determined by the board of directors from time to time, but in no event less than $100,000 per year. This agreement automatically renews for one year periods unless either party gives at least 30 days notice of an election not to renew. If Mr. Benner's employment is terminated without "cause" or if Mr. Benner terminates his employment for "good reason" (each as defined in his employment agreement), Mr. Benner is entitled to a lump sum payment equal to the base salary that would have been received by Mr. Benner if he had remained employed by Autobytel for the remaining balance of the term, but in no event less than 12 months. Mr. Benner's employment with Autobytel shall terminate automatically in the event of death or upon 30 days' written notice of termination by Autobytel in the event of a disability.

     Under this agreement, Mr. Benner also received options to purchase 150,000 shares which vest over two years and a performance option to purchase 250,000 shares which vests on the fifth anniversary of the grant date, unless accelerated upon the earlier accomplishment of stock price goals.

     In the event of a change of control of Autobytel between March 31, 2001 and May 3, 2003, and while Mr. Benner remains employed by Autobytel, the term of the agreement shall automatically extend for a period of two years from the date of the change of control. In addition to the above, in the event Mr. Benner's employment is terminated during the first twelve months following a change of control by Mr. Benner for good reason or by Autobytel other than for cause, disability or death, Mr. Benner is entitled to a lump sum payment equal to the greater of (1) the base salary that would have been received by him for the remainder of the term or (2) an amount equal to one year base salary plus an amount equal to the highest annual bonus paid to him by Autobytel during the term prior to termination. In
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

addition, Mr. Benner is entitled to the amount of the cost of employee insurance benefits for one year. In the event of a change of control while Mr. Benner is employed by Autobytel or if Mr. Benner's employment is terminated by Autobytel without cause or by Mr. Benner for good reason during the six month period prior to a change of control, unvested options shall become vested and exercisable. If Mr. Benner's severance benefits are parachute payments under the Internal Revenue Code, Autobytel has agreed to make additional payments to him to compensate certain of his additional tax obligations. In addition, Mr. Benner may participate in any medical, dental, welfare plans, insurance coverages and any death benefit and disability benefit plans afforded to employees of Autobytel.

     As of April 3, 2000, Autobytel entered into a two year employment agreement with Mr. Amir, under which Mr. Amir is entitled to a base salary of $200,000 (which base salary was subsequently increased to $265,000) and a bonus as determined by the board of directors from time to time. If Mr. Amir's employment is terminated without "cause" or if Mr. Amir terminates his employment with "good reason" (each as defined in his employment agreement), Mr. Amir is entitled to a lump sum payment equal to the highest annual base salary in effect during the term of the agreement for the remaining term of the agreement, but in no event less than 12 months.

     In the event of a change of control of Autobytel between March 31, 2001 and April 3, 2002, and while Mr. Amir remains employed by Autobytel, the term of the agreement shall automatically extend for a period of one year from the date of the change of control. In addition to the above, in the event Mr. Amir's employment is terminated during the six month period prior to (or the first twelve months following) a change of control by Mr. Amir for good reason or by Autobytel other than for cause, disability or death, Mr. Amir is entitled to a lump sum payment equal to twice the highest base salary paid during the term to Mr. Amir plus the amount of the cost of employee insurance benefits for one year. In the event of a change of control while Mr. Amir is employed by Autobytel or if Mr. Amir's employment is terminated by Autobytel without cause or by Mr. Amir for good reason during the six month period prior to a change of control, unvested options shall become vested and exercisable. If Mr. Amir's severance benefits are parachute payments under the Internal Revenue Code, Autobytel has agreed to make additional payments to him to compensate certain of his additional tax obligations. In addition, Mr. Amir may participate in any medical, dental, welfare plans, insurance coverages and any death benefit and disability benefit plans afforded to executive employees of Autobytel.

     On February 14, 2000, Autobytel entered into a three-year employment agreement with Mr. Gorun, former President of Autobytel's subsidiary, A.I.N. Corporation. Under this agreement, Mr. Gorun was entitled to a base salary of $225,000, and a bonus in such amounts and based on such criteria as established by the board of directors from time to time. Mr. Gorun was also granted options to purchase 100,000 shares which vest fully by February 15, 2004. In addition, Mr. Gorun was entitled to participate in any medical, dental, welfare plans, insurance coverages and any death benefit and disability benefit plans afforded to executive employees of Autobytel. Under the agreement, if Mr. Gorun's employment is terminated without "cause" or if Mr. Gorun terminated his employment for "good reason" (each as defined in his employment agreement), Mr. Gorun was entitled to his base salary for an additional 180 days following such termination. Mr. Gorun's employment with A.I.N. Corporation ceased in January 2001.

     Under a letter agreement dated June 15, 2000, Mr. McCarter's options vest upon a change of control occurring while he is employed by Autobytel.

     Pursuant to the acquisition agreement, Autobytel has agreed to enter into a three year employment agreement with Jeffrey Schwartz, Autoweb's President and Chief Executive Officer. This agreement will become effective on the closing date of the merger. This agreement automatically renews for one year periods unless either party gives at least 30 days notice of an election not to renew. Under this agreement, Mr. Schwartz has the position of Vice Chairman and is entitled to a base salary of $275,000 and a bonus as determined by the board of directors from time to time. Furthermore, Autobytel assumed 375,000 Autoweb options held by Mr. Schwartz which shall all become vested as of the closing date of the merger and shall be converted into Autobytel options pursuant to the terms of the acquisition agreement.

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

Mr. Schwartz will also receive stock options to purchase 300,000 shares of Autobytel's common stock which shall vest over three years and a performance option to purchase 250,000 shares which shall vest on the seventh anniversary of the grant date, unless accelerated upon the earlier accomplishment of stock price goals.

     In addition, Mr. Schwartz may participate in any qualified or non-qualified pension, profit sharing and savings plans, any death benefit and disability benefit plans, life insurance coverages and any stock purchase programs afforded to executive employees of Autobytel. If Mr. Schwartz' severance benefits are parachute payments under the Internal Revenue Code, then Autobytel has agreed to make additional payments to him to compensate for his additional tax obligations. Mr. Schwartz' employment with Autobytel shall terminate automatically in the event of death or upon 30 days written notice of termination by Autobytel in the event of a disability.

     If Mr. Schwartz's employment is terminated without "cause" or if Mr. Schwartz terminates his employment with "good reason" (each as defined in his employment agreement), Mr. Schwartz is entitled to a lump sum payment equal to the highest annual base salary of Mr. Schwartz in effect during the term of the agreement. Furthermore, Autobytel shall continue to provide to Mr. Schwartz and his beneficiaries, at its sole cost, any insurance coverages as described in the preceding paragraph and shall pay to Mr. Schwartz in a lump sum payment the aggregate cost of the benefits (other than the insurance coverages) as described in the preceding paragraph, in each case to the extent that he would have received such insurance coverages and benefits had he remained employed by Autobytel for twelve months.

     In the event of a change of control of Autobytel prior to January 1, 2002, and while Mr. Schwartz remains employed by Autobytel, the term of the agreement shall automatically extend for a period of three years commencing from the date of the change of control. In addition, in the event that Mr. Schwartz' employment is terminated during the six month period prior to, or the first twelve months following a change of control, by Mr. Schwartz for good reason or by Autobytel other than for cause, disability or death, then the payments described in the preceding paragraph do not apply and instead Mr. Schwartz is entitled to a lump sum payment equal to twice the highest annual base salary in effect during the term of the agreement plus Autobytel shall continue for one year to provide to Mr. Schwartz and his beneficiaries, at its sole cost, any insurance coverages. In the event of a change of control while Mr. Schwartz is employed by Autobytel or if Mr. Schwartz's employment is terminated without cause during the six month period prior to a change of control, unvested time-based options shall become vested and exercisable and unvested performance-based options shall become vested and exercisable to the extent performance targets have been met.

NON-EMPLOYEE DIRECTOR COMPENSATION

     Autobytel's non-employee directors do not currently receive any cash compensation for service on Autobytel's board of directors or any committee thereof, but directors are reimbursed for expenses incurred in connection with attendance at board and committee meetings.

     Autobytel's 1999 Stock Option Plan provides for an automatic grant of a first option to purchase 20,000 shares of common stock to each non-employee director on the date on which the person first becomes a non-employee director; provided, that if any person serving as a non-employee director before January 14, 1999 received options for less than 20,000 shares on the date such person became a member of the board of directors, such person was granted an option to purchase a number of shares equal to the difference between 20,000 shares and the shares actually granted. After the first option is granted to the nonemployee director, he or she will automatically be granted a subsequent option to purchase 5,000 shares on November 1 of each subsequent year provided he or she is then a non-employee director and, provided further, that on such date he or she has served on the board of directors for at least six months. First options and each subsequent option will have a term of ten years. The shares related to the first option and each subsequent option vest in their entirety and becomes exercisable on the first anniversary of the grant date, provided that the option holder continues to serve as a director on such dates. The exercise price of shares subject to the first option and each subsequent option shall be 100% of the fair market

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

value per share of common stock on the date of the grant of the option. The Autobytel 2000 Stock Option Plan contains identical provision for option grants to non-employee directors that become effective when no shares are available for grant under the 1999 Stock Option Plan. In June 2000, each outside director was granted options to purchase 25,000 shares which vested on the date of grant.

STOCK PLANS

     Since Autobytel's inception the board of directors has granted stock options in order to attract, retain and motivate employees. Autobytel's board of directors considers many factors in granting stock options. For example, among other factors, Autobytel's board of directors considers competitive market conditions for employees and the risk associated with working for an Internet company.

     1996 Stock Option Plan. Autobytel's 1996 Stock Option Plan was approved by the board of directors on May 18, 1996 and the stockholders on May 31, 1996. The 1996 Option Plan was terminated by a resolution of the board of directors on October 23, 1996, at which time over 800,000 options had been issued. The 1996 Option Plan provided for the granting to employees and directors of stock options intended to qualify as incentive stock options within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended, and for the grant to employees, consultants and directors of nonstatutory stock options. Autobytel reserved 1,194,444 shares of common stock for issuance under the 1996 Option Plan.

     Under the 1996 Option Plan, the exercise price of any incentive stock options granted under the 1996 Option Plan were not less than the fair market value of the common stock on the date of grant, and the exercise price of any non-statutory stock option granted under the 1996 Option Plan were not less than 85% of the fair market value of the common stock at the date of grant. The term of all options granted under the 1996 Option Plan did not exceed 10 years. The administrator of the options granted under the 1996 Option Plan is the board of directors or a committee of the board of directors. Any options granted under the 1996 Option Plan are exercisable at such times as determined by the administrator, but in no case at a rate of less than 20% per year over five years from the grant date. A majority of the outstanding options vest and became exercisable as to one third of the grant on October 31, 1996, and as to an additional one third of the grant at each successive October 31. Options granted under the 1996 Option Plan generally must be exercised within at least 30 days, or such longer period as determined by the administrator, following termination of the optionee's status as an employee, director or consultant of Autobytel, or within 12 months following such optionee's termination by death or disability.

     The 1996 Option Plan provides that in the event of a merger of Autobytel with or into another corporation, each option may be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the option will terminate as of the date of the closing of such a merger.

     1996 Stock Incentive Plan. The 1996 Stock Incentive Plan was approved by the board of directors on October 23, 1996, amended and restated by the board of directors on November 24, 1996 and approved by the stockholders on January 16, 1997. The 1996 Stock Incentive Plan provides for the granting to employees and directors of stock options intended to qualify as incentive stock options within the meaning of Section 422 of the Code, and for the granting to employees, directors and consultants of nonstatutory stock options and stock purchase rights.

     As approved by the stockholders, Autobytel reserved 833,333 shares of common stock for issuance under the Incentive Plan. As of March 31, 2001, options covering 111,739 shares of common stock were available for grant under the Incentive Plan and are either incentive stock options or nonstatutory stock options. Options granted under the Incentive Plan must generally be exercised within three months of the end of the option holder's status as an employee or consultant of Autobytel, or within twelve months after such option holder's termination by death or disability, but in no event later than the expiration of the option's ten year term.

     The board of directors determined the exercise price of nonstatutory stock options granted under the Incentive Plan, and in all cases, the exercise price was the fair market value of the common stock on the

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

date of grant. The term of all options granted under the Incentive Plan did not exceed ten years. Stock options granted under the Incentive Plan vest according to vesting schedules determined by the administrator.

     The Incentive Plan provides that in the event of a merger of Autobytel with or into another corporation, a sale of substantially all of Autobytel's assets or a like transaction involving Autobytel, each option will be assumed or an equivalent option substituted by the successor corporation. If the outstanding options are not assumed or substituted as described in the preceding sentence, the committee of the board of directors shall provide for each option holder to have the right to exercise the option as to all of the optioned stock, including shares as to which the option would not otherwise be exercisable. If the administrator makes an option exercisable in full in the event of a merger or sale of assets, the administrator will notify the option holder that the option will be fully exercisable for a period of 15 days from the date of such notice, and the option will terminate upon the expiration of such period.

     From October 1996 through January 1999, Autobytel purported to grant incentive stock options to employees, of which 689,406 shares granted exceeded the Incentive Plan limit of 833,333 shares. As of January 29, 1999, 688,921 options, and 485 shares that were acquired upon the exercise of excess options were outstanding in excess of the Incentive Plan limit. Because these grants exceed the plan's limit, they did not qualify as incentive stock options, which have more favorable tax treatment for employees than nonqualified stock options. In connection with these matters, on January 29, 1999, Autobytel filed an application with the California Department of Corporations for approval of a rescission offer to those affected optionholders holding options covering 689,406 shares of common stock. The Department of Corporations approved the rescission offer on February 12, 1999. The rescission offer allowed each affected optionholder to choose between a cash payment or a new grant of incentive stock options under the 1999 Stock Option Plan. The offer for a cash payment was for 10% of the aggregate exercise price per share of the option plus 7% statutory interest since the date of grant of the option. The terms of the options granted under the 1999 Stock Option Plan are similar to the terms of the original stock options, with an exercise price equal to the fair market value on the date of regrant. In addition, optionholders who chose new grants under the 1999 Stock Option Plan were granted additional options based on the length of time the original options were held. The aggregate maximum number of additional shares of common stock issuable under this choice for all those optionholders were 35,000 shares. All the affected optionholders participated in the rescission offer and Autobytel paid $8,000 to four optionholders who chose the cash alternative.

     1996 Employee Stock Purchase Plan. Autobytel's 1996 Employee Stock Purchase Plan was adopted by the board of directors on November 18, 1996 and approved by the stockholders on January 16, 1997. The maximum number of shares of common stock available for sale is 444,444. As of March 31, 2001, 391,826 shares of common stock remain available for sale. The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, permits eligible employees of Autobytel to purchase shares of common stock through payroll deductions of up to ten percent of their compensation for all purchase periods ending within any calendar year.

     Individuals who are eligible employees on the start day of any offering period may enter the Purchase Plan on that start date. Individuals who become eligible employees after the start date of the offering period may join the Purchase Plan on any subsequent quarterly entry date within that period. Employees are eligible to participate if they are customarily employed by Autobytel or any designated subsidiary for at least 20 hours per week and for more than five months in any calendar year.

     The price of common stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the common stock on the first or last day of each six month purchase period. Employees may end their participation in the Purchase Plan at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with Autobytel. Rights granted under the Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the plan. The Purchase Plan is administered by the board of directors or by a committee appointed by the board of directors. The board

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

of directors may amend or modify the Purchase Plan at any time. The Purchase Plan will terminate 10 years from the date of its adoption.

     1998 Stock Option Plan. Autobytel's 1998 Stock Option Plan was adopted by the board of directors on December 17, 1998 and approved by the stockholders on February 15, 1999. The Plan provides that an aggregate of 1,500,000 shares of Autobytel common stock is available to be granted to key employees of Autobytel and its parent or subsidiary corporations, if any. As of March 31, 2001, options covering 211,575 shares of common stock were available for grant under the 1998 Option Plan. Under the 1998 Option Plan, eligible key employees of Autobytel may receive incentive stock options within the meaning of Section 422 of the Code or nonstatutory stock options. No eligible employee shall receive stock options with respect to more than 700,000 shares of Autobytel's common stock during any one calendar year.

     Incentive stock options granted under the 1998 Option Plan must have an exercise price that is no less than the fair market value of Autobytel's common stock as of the time the option is granted and generally may not be exercised more than ten years after the date of grant. Any incentive stock option that is granted to any option holder who beneficially owns more than 10% of the total combined voting power of all classes of outstanding shares of capital stock of Autobytel must have an exercise price that is no less than 110% of the fair market value of Autobytel's common stock as of the time the option is granted and may not be exercised more than five years after the date of grant. To the extent that the aggregate fair market value of stock exercisable by an optionee for the first time in any one calendar year under incentive stock options granted under the 1998 Option Plan and all other stock plans of Autobytel exceeds $100,000, options for such shares shall not be considered incentive stock options but instead shall be considered nonstatutory stock options.

     Nonstatutory stock options granted under the 1998 Option Plan must have an exercise price that is no less than 85% of the fair market value of Autobytel's common stock as of the time the option is granted and may not be exercised more than 10 years after the date they are granted. Under the 1998 Option Plan, nonstatutory stock options vest over a time period determined by the administrator, however, the vesting could accelerate based on the performance of Autobytel's common stock. All other stock options granted under the 1998 Option Plan vest according to time-based vesting schedules determined by the administrator. In addition, an option holder who is not an officer, director or consultant shall have the right to exercise at least 20% of the options granted per year over 5 years from the date of grant. Options granted under the 1998 Option Plan are nontransferable, other than by will or the laws of descent and distribution.

     The 1998 Option Plan provides that, unless otherwise stated in a stock option agreement, upon any merger, consolidation, or sale or transfer of all or any part of Autobytel's business or assets, any option shall vest and may be exercised immediately unless any party to these transactions specifically assumes Autobytel's obligations under the 1998 Option Plan. In addition, unless otherwise provided in the stock option agreement for any given option, upon any liquidation or dissolution of Autobytel, all rights of the option holder with respect to the unexercised portion of any option will terminate and all options will be canceled unless the plan under which such liquidation or dissolution is effected makes specific provisions regarding the 1998 Option Plan. The holder of any option granted under the 1998 Option Plan has the right immediately prior to the effective date of a merger, consolidation or sale of Autobytel's business or assets or a liquidation or dissolution to exercise such option without regard to time restrictions applicable to exercise, but subject to any other conditions precedent to exercise unless met or waived, and provided that any stock received upon the exercise of unvested options continues to be subject to the applicable vesting schedule. In no event may any incentive stock options be exercised later than the date preceding the tenth anniversary date of the grant.

     The 1998 Option Plan will be administered by the board of directors or by a committee of the board of directors acting as the administrator. The administrator shall select the eligible key employees who are to be granted options, determine the number of shares to be subject to options to be granted to each eligible key employee and designate such options as incentive stock options or nonstatutory stock options.

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

The board of directors may at any time amend or modify the 1998 Option Plan, except that the board of directors may not, without approval of the stockholders of Autobytel:

     - increase the number of shares issued under the 1998 Option Plan,

     - modify the requirements as to eligibility for participation in the 1998 Option Plan or

     - change the option price provisions of the 1998 Option Plan so as to have a material adverse effect on Autobytel other than to conform with any applicable provisions of the Internal Revenue Code or regulations or rulings.

     Unless terminated earlier, the 1998 Option Plan terminates ten years from the date it was adopted by the board of directors.

     1999 Stock Option Plan. Autobytel's 1999 Stock Option Plan was adopted by the board of directors on January 14, 1999 and approved by the stockholders on February 15, 1999. The plan provides that an aggregate of 1,800,000 shares of Autobytel's common stock are available to its employees; provided that after March 31, 1999, Autobytel may not grant more than 1,000,000 options under the plan. As of March 31, 2001, options covering 474,640 shares of common stock were available for grant under the 1999 Stock Option Plan. Unless otherwise provided in the stock option agreement, upon any merger, consolidation, or sale or transfer of all or any part of our business or assets, any option under the plan shall immediately vest and be exercisable unless any party to such a transaction specifically assumes the obligations of Autobytel under the 1999 Stock Option Plan.

     Non-employee directors are entitled to participate in Autobytel's 1999 Stock Option Plan. The 1999 Stock Option Plan provides for an automatic grant of a first option to purchase 20,000 shares of common stock to each non-employee director on the date on which the person first becomes a non-employee director; provided, that if any person serving as a non-employee director before January 14, 1999 received options for less than 20,000 shares on the date such person became a member of the board of directors, such person will be granted an option to purchase a number of shares equal to the difference between 20,000 shares and the shares actually granted. After the first option is granted to the non-employee director, he or she will automatically be granted a subsequent option to purchase 5,000 shares on November 1 of each subsequent year provided he or she is then a non-employee director and, provided further, that on such date he or she has served on the board of directors for at least six months. First options and each subsequent option will have a term of ten years. The shares related to the first option and each subsequent option vest in their entirety and becomes exercisable on the first anniversary of the grant date, provided that the option holder continues to serve as a director on such dates. The exercise price of shares subject to the first option and each subsequent option shall be 100% of the fair market value per share of the common stock on the date of the grant of the option. The 1999 Stock Option Plan is identical in all other material respects to the 1998 Stock Option Plan.

     1999 Employee and Acquisition Related Stock Option Plan. Autobytel's 1999 Employee and Acquisition Related Stock Option Plan was adopted by the board of directors on September 22, 1999. The plan provides that an aggregate of 1.5 million shares of Autobytel's common stock are available to employees and service providers of Autobytel, its subsidiaries or any entity in which Autobytel or its subsidiaries acquires at least a 50% equity interest. As of March 31, 2001, options covering 462,225 shares of common stock were available for grant under the 1999 Employee and Acquisition Related Stock Option Plan. No eligible employee or service provider may receive stock options with respect to more than 700,000 shares of Autobytel's common stock during any one calendar year. Unless otherwise provided in the stock option agreement, upon any merger, consolidation, or sale or transfer of all or any part of Autobytel's business or assets, any option under the plan will immediately vest and be exercisable unless any party to such a transaction specifically assumes the obligations of Autobytel under the 1999 Employee and Acquisition Plan. The vesting of non-statutory stock options issued under this plan cannot be accelerated by reason of the performance of Autobytel's common stock. The 1999 Employee and Acquisition Option Plan is identical in all other material respects to the 1998 Stock Option Plan, except that any compensation paid under Autobytel's 1999 Employee and Acquisition Related Stock Option Plan will not be performance based compensation for purposes of Section 162(m) of the Internal Revenue Code.

     2000 Stock Option Plan. Autobytel's 2000 Stock Option Plan was adopted by the board of directors on April 12, 2000 and approved by the stockholders on June 15, 2000. The plan provides that an aggregate of 3,000,000 shares of Autobytel's common stock are available to Autobytel's employees and service providers. As of March 31, 2001, options covering 922,239 shares of common stock were available for grant under the 2000 Stock Option Plan. Unless otherwise provided in the stock option agreement, upon any merger, consolidation, or sale or transfer of all or any part of Autobytel's business or assets, any option under the plan shall immediately vest and be exercisable unless any party to such a transaction specifically assumes the obligations of Autobytel under the 2000 Stock Option Plan.

     Non-employee directors are entitled to participate in Autobytel's 2000 Stock Option Plan. The 2000 Stock Option Plan provides for an automatic grant of a first option to purchase 20,000 shares of common stock to each non-employee director elected after January 1, 2000, on the date on which the person first becomes a non-employee director. After the first option is granted to the non-employee director, he or she will automatically be granted a subsequent option to purchase 5,000 shares on November 1 of each subsequent year provided he or she is then a non-employee director and, provided further, that on such date he or she has served on the board of directors for at least six months. First options and each subsequent option will have a term of ten years. The shares related to the first option and each subsequent option vest in their entirety and becomes exercisable on the first anniversary of the grant date, provided that the option holder continues to serve as a director on such dates. The exercise price of shares subject to the first option and each subsequent option shall be 100% of the fair market value per share of the common stock on the date of the grant of the option. The 2000 Stock Option Plan is identical in all other material respects to the 1998 Stock Option Plan.

     401(k) Plan. All employees of Autobytel who are at least age 21 and have completed three months of service with Autobytel are eligible to participate in the Autobytel Retirement Savings Plan, a defined contribution plan that was effective September 1, 1997, and intended to qualify under Section 401(a) of the Internal Revenue Code. Eligible employees may enter the savings plan as of the first day of January, April, July or October following the date on which they have met the savings plan's eligibility requirements. Participants may make pre-tax contributions to the savings plan of up to 15% of their eligible earnings, but not in excess of a statutory annual limit.

     Autobytel may make discretionary matching contributions to the savings plan. In 2000, Autobytel began to match contributions with Autobytel common stock purchased directly from Autobytel or in the open market. The maximum matching contribution per employee is $3,000 per year. Each participant in the savings plan is fully vested in his or her contributions and the investment earnings on these contributions. Participants become 100% vested in matching contributions made on their behalf, and the investment earnings on these contributions, after two service years. Contributions by the participants or Autobytel and the income earned on such contributions are not taxable to the participants until withdrawn. Contributions by Autobytel, if any, are deductible by it when made. Contributions are held in trust as required by law.

     Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. All contributions are deposited to a tax-exempt trust and credited to individual participant accounts, which are invested as directed by participants in a number of available investment funds, including Autobytel's common stock. Participants may also vote shares of Autobytel's common stock allocated to their accounts. Plan accounts are distributed when a participant retires (at age 65 or later), dies, becomes permanently disabled, or leaves Autobytel for any other reason. Participants may borrow from their accounts, or make withdrawals to meet financial hardships, while they are Autobytel employees. Autobytel has the right to amend or terminate the savings plan at any time, but is prohibited from recovering any of the savings plan's assets.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No interlocking relationship exists between the board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. The compensation committee of the board of directors currently consists of Mr. Fuchs, Mr. Coats and Mr. Orton.

STOCK PRICE PERFORMANCE GRAPH

     The stock price performance graph below is required by the Securities and Exchange Commission and shall not be deemed to be incorporated by reference by any general statement incorporating this joint proxy statement/prospectus into any filing under the Securities Act, or under the Exchange Act, except to the extent that Autobytel specifically incorporates this information by reference, and shall not otherwise be deemed soliciting materials or filed under such Acts.

     The following graph shows a comparison of cumulative total stockholder returns for Autobytel's common stock, the Russell 2000 Index and the JP Morgan H & Q Internet 100 Index. The graph assumes the investment of $100 on March 26, 1999, the day of Autobytel's initial public offering. The data regarding Autobytel assumes an investment at the initial public offering price of $23.00 per share of Autobytel's common stock. The performance shown is not necessarily indicative of future performance.
[PERFORMANCE GRAPH]

                                                                                                             JP MORGAN H & Q
                                                   AUTOBYTEL.COM INC.             RUSSELL 2000                INTERNET 100
                                                   ------------------             ------------               ---------------
3/26/1999                                                100.00                      100.00                      100.00
3/99                                                     182.07                      101.00                      127.07
6/99                                                      90.76                      116.71                      130.88
9/99                                                      51.09                      109.33                      134.53
12/99                                                     66.03                      129.50                      260.42
3/00                                                      35.73                      138.67                      272.01
6/00                                                      26.77                      133.43                      201.79
9/00                                                      19.57                      134.90                      194.13
12/00                                                     10.87                      125.58                      100.20

--------------------------------------------------------------------------------------------------------------
                       3/26/99    3/99      6/99      9/99      12/99     3/00      6/00      9/00      12/00
--------------------------------------------------------------------------------------------------------------
 AUTOBYTEL.COM INC     100.00    182.07     90.76     51.09     66.03     35.73     26.77     19.57     10.87
--------------------------------------------------------------------------------------------------------------
 RUSSELL 2000          100.00    101.00    116.71    109.33    129.50    138.67    133.43    134.90    125.58
--------------------------------------------------------------------------------------------------------------
 JP MORGAN H & Q
  INTERNET 100         100.00    127.07    130.88    134.53    260.42    272.01    201.79    194.13    100.20
--------------------------------------------------------------------------------------------------------------

* $100 INVESTED ON 3/26/99 IN STOCK OR INDEX -- INCLUDING REINVESTMENT OF DIVIDENDS.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based upon Autobytel's review of forms filed by directors, officers and certain beneficial owners of Autobytel's common stock (the "Section 16 Reporting Persons") pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, Autobytel has identified the following filings that were filed late by the Section 16 Reporting Persons during fiscal 2000: Michael Gorun did not file one Form 4 with respect to at least one transaction. Autobytel is not aware of any other failures by the Section 16 Reporting Persons to file the forms required to be filed by them pursuant to Section 16 of the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Consulting Agreement. Autobytel and Robert Grimes, a current director and a former Executive Vice President of Autobytel, are parties to a two year consulting services agreement dated April 1, 2000. During the term of the consulting agreement, Mr. Grimes is entitled to receive $50,000 per year payable on a monthly basis and a $2,500 monthly office expense allowance. Mr. Grimes will make himself available to the executive officers of Autobytel for up to 16 hours a month for consultation and other activities related to formulating and implementing business strategies and relationships. Autobytel may terminate the agreement upon Mr. Grimes' breach of contract. If Mr. Grimes' agreement is terminated without breach, Mr. Grimes is entitled to either a pro rated or a lump sum payment equal to the consulting salary that would have been received by Mr. Grimes if he had remained a consultant for the remaining balance of the two year term. In the event of death or disability, Autobytel will pay to Mr. Grimes or his successors and assigns the amount that Mr. Grimes would have received for the remainder of the term of the agreement. Mr. Grimes has the right to terminate the agreement upon 90 days notice to Autobytel. During the term of the agreement, Mr. Grimes will be entitled to participate in all of Autobytel's employee welfare benefit plans at Autobytel's expense.

     Loans. From time to time, Autobytel has advanced funds to Peter Ellis, the former chairman of the board of directors and former chief executive officer of Autobytel. As of December 31, 1999, Mr. Ellis was indebted to Autobytel in the amount of $250,000 plus accrued interest at the rate of 8% per year compounded quarterly, with principal and accrued interest due and payable on or before March 1, 2003. Autobytel received a pledge of 100,657 of Mr. Ellis' shares of common stock to secure this loan. Mr. Ellis repaid the loan, including accrued interest, in January 2000.

     Voting Proxy. On January 11, 1999, in consideration of Autobytel waiving its right of first refusal permitting the sale of $1.4 million of common stock (at $11.88 per share) by Mr. Ellis to "accredited investors" as such term is defined under Rule 501 of the Securities Act of 1933, Mr. Ellis transferred to Autobytel the voting power of 593,175 shares of common stock owned by Mr. Ellis for a period that is the earlier of three years from such date or until such time as Mr. Ellis sells the shares to a person not affiliated with Mr. Ellis. The Chief Executive Officer and the Chief Operating Officer, if any, of Autobytel have the right to vote all of the proxy shares as they deem appropriate or desirable.

       AUTOBYTEL COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     This report on executive compensation is required by the Securities and Exchange Commission and shall not be deemed to be incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Securities Act, or under the Exchange Act, except to the extent that Autobytel specifically incorporates this information by reference, and shall not otherwise be deemed soliciting material or filed under such Acts.

     The compensation committee of the board of directors administers Autobytel's executive compensation program. The current members of the compensation committee are Mr. Fuchs, Mr. Coats and Mr. Orton. Each of these persons is a non-employee director within the meaning of Section 16 of the Securities Act of 1933, and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code.

GENERAL COMPENSATION PHILOSOPHY

     The role of the compensation committee is to set the salaries and other compensation of the executive officers and certain other key employees of Autobytel, and to make grants under, and to administer, the stock option and other employee purchase and bonus plans. Autobytel's compensation philosophy for executive officers is to relate compensation to corporate performance and increases in stockholder value, while providing a total compensation package that is competitive and enables Autobytel to attract, motivate, reward and retain key executives and employees. Accordingly, each executive officer's compensation package may, in one or more years, be comprised of the following three elements:

     - base salary that is designed primarily to be competitive with base salary levels in effect at high technology companies in California that are of comparable size to Autobytel and with which Autobytel competes for executive personnel;

     - annual variable performance awards, such as bonuses, payable in cash and tied to the achievement of performance goals, financial or otherwise, established by the compensation committee; and

     - long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and Autobytel.com's stockholders.

EXECUTIVE COMPENSATION

     Base Salary. Salaries for executive officers for 2000 were generally determined on an individual basis by evaluating each executive's scope of responsibility, performance, prior experience and salary history, as well as the salaries for similar positions at comparable companies.

     Annual Incentive Awards. The compensation committee evaluated the performance of Autobytel relative to the performance of other similarly situated companies. To the extent that bonuses were paid to officers in 2000, the compensation committee considered several factors including:

     - the position held by the executive to whom the bonus was paid;

     - total compensation paid by comparable companies to similarly situated executives;

     - the performance of the executive;

     - the development of Autobytel's operations as measured by its growth in revenues, the decline of the ratio of expenses to revenues and the level of its loss per share; and

     - the perceived increase in the value of Autobytel's business in light of factors, including market capitalization, third party investments and commercial transactions, and relative market position against competitors.

     The compensation committee from time to time considers various discretionary incentive compensation alternatives for Autobytel's executives.

     Long-Term Incentive Awards. The compensation committee believes that equity-based compensation in the form of stock options links the interests of executive officers with the long-term interests of Autobytel's stockholders and encourages executive officers to remain in Autobytel's employ. Stock options generally have value for executive officers only if the price of Autobytel's shares of common stock increases above the fair market value of a share of common stock on the grant date and the officer remains in Autobytel's employ for the period required for the shares granted to such person to vest.

     In 2000, Autobytel granted stock options in accordance with the 1996 Stock Incentive Plan, 1998 Stock Option Plan, 1999 Stock Option Plan, 1999 Employee and Acquisition Related Stock Option Plan and 2000 Stock Option Plan. During 2000, stock options were granted to certain executive officers as incentives for them to become employees or to aid in the retention of executive officers and to align their interests with those of the stockholders. Stock options typically have been granted to executive officers when the executive first joins Autobytel. At the discretion of the compensation committee, executive officers may also be granted stock options to provide greater incentives to continue their employment with Autobytel and to strive to increase the value of Autobytel's common stock. The number of shares subject to each stock option granted is within the discretion of the compensation committee and is based on anticipated future contribution and ability to impact Autobytel's results, past performance or consistency within the officer's peer group. In 2000, the compensation committee considered these factors. The stock options granted in 2000 generally become exercisable over a three-year period and are granted at a price that is equal to the fair market value of Autobytel's common stock on the date of grant.

CHIEF EXECUTIVE OFFICER COMPENSATION

     Mr. Lorimer's base salary, target bonus, bonus paid and long-term incentive awards for 2000 were determined by the compensation committee in a manner consistent with the factors described above for all executive officers.

INTERNAL REVENUE CODE SECTION 162(M) LIMITATION

     The compensation committee has considered the potential impact of Section 162(m) of the Internal Revenue Code on the compensation paid to Autobytel's executive officers. Section 162(m) disallows a tax deduction for the compensation paid to certain executives of publicly-held corporations in excess of $1.0 million in any taxable year. The $1.0 million limitation applies per executive per year and only to the compensation paid to the chief executive officer and the four highest compensated executive officers, and provided such compensation is not performance-based. In general, it is the compensation committee's policy to qualify its executives' compensation for deductibility under applicable tax laws, although from time to time the compensation committee will consider and award compensation not so qualified under appropriate circumstances.

                                          Compensation Committee

                                          Jeffrey H. Coats
                                          Michael J. Fuchs
                                          Kenneth J. Orton

                        AUTOBYTEL AUDIT COMMITTEE REPORT

     The following Audit Committee Report is provided in accordance with the rules and regulations of the Securities and Exchange Commission. Pursuant to such rules and regulations, this report shall not be deemed "soliciting materials," filed with the Securities and Exchange Commission, subject to Regulation 14A or 14C of the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall this Audit Committee Report be deemed to be incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Securities Act or the Exchange Act, except to the extent that Autobytel specifically incorporates this information by reference.

     The audit committee oversees Autobytel's financial reporting process on behalf of its board of directors. Management has the primary responsibility for the financial statements, the reporting process and the systems of internal controls. In fulfilling its oversight responsibilities, the committee reviewed the audited financial statements in the annual report with management. As part of its review, the committee discussed the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

     The committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of Autobytel's accounting principles and such other matters as are required to be discussed with the committee under generally accepted accounting principles. In addition, the committee has discussed with the independent auditors the auditors' independence from management and Autobytel including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of non-audit services with the auditors' independence.

     The committee discussed with the independent auditors the overall scope and plans for their audits. The committee meets with the independent auditors to discuss the results of their examinations, their evaluations of Autobytel's internal controls, and the overall quality of its financial reporting.

     In reliance on the reviews and discussions referred to above, the committee recommended to the board of directors (and the board of directors approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2000 for filing with the Securities and Exchange Commission.

                                          The Audit Committee

                                          Richard A. Post
                                          Mark N. Kaplan
                                          Jeffrey H. Coats

                                AUTOWEB BUSINESS

OVERVIEW

     Autoweb is a leading consumer automotive Internet service. Autoweb's Web site centralizes an extensive collection of automotive-related commerce, content and community offerings to assist consumers in researching, evaluating and buying vehicles and automotive-related products and services such as insurance and financing. In addition, Autoweb provides automotive content, Web hosting and development services and sales automation services to vehicle manufacturers, dealers and online partners. Autoweb was incorporated in California on October 3, 1995 as Downtown Web, Inc. and reincorporated in Delaware on March 16, 1999 as Autoweb.com, Inc. Its principal executive offices are located at 3270 Jay Street, Santa Clara, California 95054, and its telephone number is (408) 970-9100.

     Autoweb began selling its services to automobile dealers and launched the Autoweb Web site for consumer use in October 1995. Currently its network of member dealers (where each franchise and pre-owned location for a particular vehicle manufacturer is defined as a member dealer) is approximately 4,400.

     The Autoweb Web site and purchase process are designed to provide consumers with dedicated customer care, choice and the means to execute their buying decisions through a process that it believes is faster, better and easier than traditional alternatives. During 2000, Autoweb delivered approximately 1.6 million vehicle inquiries to member dealers and 1.5 million purchase inquiries to automotive-related vendors or category partners. Autoweb believes it has a scalable business model characterized by diverse revenue sources and synergy with online category, infrastructure and advertising partnerships.

     Through its acquisition of Automotive Information Center, or AIC, in 1999, Autoweb also provides consumers and automotive professionals with Autosite.com, a 20,000-page online vehicle buyer's guide and a rich suite of related services information and original automotive editorial content.

BENEFITS TO CONSUMERS

     Convenient Purchase Process. The Autoweb purchase process provides an environment that allows consumers to research, compare and select new or pre-owned vehicles conveniently in the privacy of their home or office. From the Web site, a consumer can submit a purchase inquiry to up to two member dealers in a geographic area. The consumer is contacted by a member dealer, usually within 24 hours of submitting their request and given information on the vehicle of their choice and up-front pricing over the phone or via e-mail.

     Informed Purchase Decision. Consumers obtain online access to a wide range of comprehensive, objective, up-to-date information about vehicle models, options and dealer costs at no charge. Information such as vehicle specifications and other information provided by AIC's comprehensive database, Kelley Blue Book pre-owned vehicle values and reviews from Autoweb's Professional Review are available in a centralized location. Autoweb's tools aid consumers in finding a vehicle by offering the ability to search for a vehicle by features (i.e., price, category, safety features, interior features). Consumers can look at a variety of photographs of each vehicle and do a side by side comparison of look, specifications and vehicle options. Additionally, at Autosite.com, consumers have access to a 20,000-page online vehicle buyer's guide, services and information.

     Availability of Automotive-Related Products and Services. Autoweb's Web site offers consumers convenient access to a wide range of automotive-related products and services, such as financing, insurance and maintenance, before and after the purchase of a vehicle.

BENEFITS TO MEMBER DEALERS

     Efficient Marketing and Sales Process. By joining Autoweb's member dealer network, member dealers gain access to a large number of purchase-minded consumers who have, in many instances, already chosen the vehicle they wish to purchase. As a result, member dealers can complete the sales process more quickly and efficiently, potentially enabling them over time to reduce their labor and overhead costs. Also, through its SalesEnhancer tool, Autoweb provides sales automation tools to help member dealers (and non-member dealers) manage sales, especially those sales related to their Internet marketing efforts.

     Flexible Automotive eSolutions. Autoweb has designed a flexible package of services that assists dealerships in targeting on-line customers, improving management of their online sales department and improving their on-line buying service effectiveness. Dealers can choose from two different pricing models to fit their needs. Under the "pay-for-performance" program, dealers pay only when Autoweb provides a qualified purchase inquiry to them. In addition, the program permits member dealers to customize the geographic radius from which they receive purchase inquiries based on their evaluation of which purchase inquiries will be most likely to result in vehicle sales. Under the "flat fee" program, dealers set a customized geographic radius from which they receive a number of purchase inquiries and pay a flat rate for a 90 day period. The flat rate is based on a number of leads to be received per month.

     Purchase Inquiry Verification. Autoweb verifies and appends additional useful information to over two thirds of the purchase inquiries processed through its Web site. It filters out unsubstantiated purchase inquiries prior to sending them on to its member dealers. This saves the dealer partners valuable time and resources in tracking down dead-end leads or bad information.

BENEFITS TO OTHERS

     Vehicle Manufacturers. Autoweb provides vehicle manufacturers with access to a large number of purchase-minded consumers from an attractive demographic base. Using the targeted nature of Internet advertising, manufacturers can advertise their brand image effectively to specific subsets of Autoweb consumers. Vehicle manufacturers can deliver advertisements to consumers who are researching vehicles of direct competitors, thereby increasing the likelihood of influencing their purchase decisions. Furthermore, vehicle manufacturers can sponsor packaged Autoweb services provided to member dealers to improve sales of given vehicle makes and models. In addition, AIC provides automotive manufacturers with the data, tools and services used for internal planning, competitive analysis and development and for re-publication on their Web sites.

     Category Partners. Autoweb provides category partners with access to a large number of purchase-minded consumers in the process of researching vehicles and automotive-related products and services. Consumers seeking to purchase a vehicle may wish to buy direct or may also require insurance, financing, car accessories or related services from one of its online category partners. Consumers seeking automotive information are also often interested in or specifically researching competitive providers for their current automotive-related services. Category partners can advertise to these consumers or integrate their product with the Web site.

     Portals and Publishers. Integrating content and decision tools with diverse commerce choices and lifecycle offerings, Autoweb provides partners with co- and ingredient-branded automotive Web modules and turnkey destinations. AIC data and comparison tools are the basis for online new car buying sites, media sites and search engine buying services, providing these partners with high quality data and service cost efficiencies.

STRATEGY

     Autoweb's objective is to be a leading consumer automotive Internet service. Its strategy is to leverage the consumer focus, traffic volume, information expertise (automotive data, content and tools) and collaborative partnerships with dealers, vehicle manufacturers, portals and category partners to create a robust, dynamic automotive site.

CONSUMER FOCUS

     Optimize Consumer Experience. Autoweb provides the consumer with the data and tools to research, compare and locate the car of their choice from a central Web location.

TRAFFIC VOLUME

     Increase Consumer Traffic. As part of its efforts to increase consumer traffic, it continues to focus its online advertising on a variety of high traffic Web sites. The Autoweb Affiliates program launched in the second quarter of 1998, had approximately 3,000 Web sites participating in the program in 2000. Under this program, affiliated Web sites are paid a fee to provide it with additional traffic to its purchase request process. Autoweb also has revenue-sharing arrangements with companies such as America Online, iWon.com, Homestore.com and Lycos relating to purchase inquiries submitted by consumers through links between its Web site and the other company's Web sites. It intends to expand its revenue-sharing and affiliate programs with other selected Web sites in an effort to drive additional consumer traffic to its site.

INFORMATION EXPERTISE

     Enhance and Broaden Content Offerings. Autoweb provides high quality content which facilitates consumer buying decisions related to and including the purchase of a vehicle. Autoweb works with leading automotive content providers to provide consumers with expert advice and information on its Web site. Autoweb has strong relationships with the majority of vehicle manufacturers, such as General Motors and Ford, including data licensing and on-going Web-based project using development of the AIC competitive comparison product database. Furthermore, AIC currently has commercial relationships to support its data licensing efforts with Yahoo!, Excite, and Lycos. Autoweb intends to broaden the resources and services available to consumers by developing relationships with other leading automotive content providers.

     Increase Brand Awareness. Autoweb brand awareness is critical to it being a leading consumer automotive Internet service. Its consumer branding efforts are primarily focused on online advertising and infrastructure partnerships with quality high traffic Web sites. Autoweb currently has long-term marketing arrangements with America Online and Lycos and shorter term advertising relationships with others. It ended a long-term marketing relationship with Yahoo!, but continues to advertise on their Web site. Autoweb's strategy is to increase its brand awareness further through continued online advertising, co- and ingredient-branded infrastructure partnerships, traditional media advertising and automotive industry focused media, ongoing public relations efforts and expanded affiliate arrangements.

     Expand and Enhance Member Dealer Network. Autoweb believes that enhancing the quality and franchise distribution of its member dealer network is critical to its success. Autoweb's objective is to have at least one member dealer representing each vehicle manufacturer make within a reasonable driving distance of every consumer in the United States, with most consumers given a choice of several dealers within a given area.

SERVICES

     Autoweb currently offers the following services on its Web sites.

               NAME OF SERVICE                                      DESCRIPTION
               ---------------                                      -----------
Autoweb.com New Vehicle Program                - Buy a new vehicle from Autoweb's network of
                                                 certified member dealers
Autoweb.com Pre-Owned Vehicle Program          - Buy a vehicle listed in Autoweb's database of
                                                 pre-owned inventory, either from one of its member
                                                 dealers or from another consumer
Autoweb.com Sell Your Vehicle Program          - List a pre-owned vehicle for sale
Autoweb.com Vehicle Insurance                  - Obtain insurance quotes and purchase online with
                                                 Insweb Insurance Services
Autoweb.com Vehicle Financing                  - Obtain finance quotes from ProAct
Advertising                                    - Advertisers can advertise or participate in
                                                 sponsorships on Autoweb.com and Autosite.com
Autosite.com Commerce Partners                 - Buy automotive and related products and services
                                                 from high quality commerce partners

               NAME OF SERVICE                                      DESCRIPTION
               ---------------                                      -----------
SalesEnhancer                                  - A sales automation tool to help member dealers (and
                                                 non-member dealers) manage sales from walk-ins and
                                                 those related to its Internet marketing efforts
Autoweb.com Extended Warranty                  - Obtain extended vehicle warranty quotes from
                                                 Warranty Gold and Warrantybynet.com
Autoweb.com Parts and Accessories              - Obtain parts and accessories from CarParts.com and a
                                                 parts catalog from JC Whitney
Autoweb.com Credit Reports                     - Purchase a personal credit report
Autoweb.com Lemon Check                        - Get a car screening and purchase a Lemon Check
                                                 report through CarFax
Autoweb.com Service Center                     - Schedule vehicle service appointments online in
                                                 Atlanta, Minneapolis/St. Paul, and Seattle
Content Services Autosite.com                  - A 20,000-page online vehicle buyer's guide and a
                                                 rich source of related services, information and
                                                 original automotive editorial content
AutoSite Pro                                   - An extensive source of competitive and product
                                                 information for auto manufacturers
AutoSite Pro Lite                              - A product information source and data distribution
                                                 point for print and electronic media
Autoweb.com Vehicle Research                   - Identify a specific vehicle and get the facts on the
                                                 vehicle you want. Get prices, specifications and
                                                 photos. Compare different cars and price different
                                                 options
                                               - Browse vehicles by various financial, geographic and
                                                 class criteria. Let Autoweb help you decide on your
                                                 next car. Get prices, specifications and photos.
                                                 Compare different cars and price different options
Autoweb.com Pre-Owned Vehicle Prices           - Obtain Kelley Blue Book pre-owned vehicle values
Autoweb.com Reviews                            - Obtain consumer reviews and professional reviews
                                                 from Autoweb Professional Review, New Car Test Drive
                                                 and The Car Connection
Autoweb.com Automotive News                    - Read about the latest automotive news from Reuters
Autoweb.com Automotive Guides                  - Use Autoweb's troubleshooting guide to pinpoint the
                                                 symptoms your car is exhibiting and learn possible
                                                 causes. Use Autoweb's maintenance and repair section
                                                 to obtain automotive tips and hints provided by ASE.
                                                 Use Autoweb's selling vs. trading-in guide. Use
                                                 Autoweb's selling checklist to prepare your car for
                                                 sale and help you get your full asking price
Autoweb.com Maintenance & Repair               - Obtain automotive tips and hints provided by ASE.
                                                 Also reference maintenance guide and repair index
Autoweb.com Recalls & Service Bulletins        - Obtain vehicle recall information and technical
                                                 service bulletins
Autoweb.com Loan/Lease Calculator              - Calculate your monthly auto expenses or compare loan
                                                 vs. lease payments

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

               NAME OF SERVICE                                      DESCRIPTION
               ---------------                                      -----------
Autoweb.com Weekly Publication                 - Read weekly automotive editorials from industry
                                                 experts
Autoweb.com Interior 360(degrees)              - View 360 (degrees) photos of the interiors of the
                                                 top 200 vehicles through IPIX.

SALES

     Sales to Dealers. Autoweb believes that the quality and franchise distribution of its member dealer network is critical to its success. The sales force seeks to ensure that its member dealer network provides coverage such that consumers are always within a reasonable driving distance of at least one member dealer. The regional specialists analyze purchase inquiries from areas not currently covered by its member dealer network and target dealers within these areas to join its program. Dealers are chosen based on their ability to meet this unsatisfied demand and their agreement to adhere to the Autoweb purchase process. Regional account managers are compensated based on building successful, long-term dealer relationships. The same sales force is responsible for both the new and pre-owned vehicle programs, since its pre-owned vehicle program is also primarily targeted to franchised dealers, as opposed to independent dealers.

     Sales to Vehicle Manufacturers and Category Partners. The Autoweb business development group is responsible for expanding Autoweb's commerce services in the vehicle and automotive-related markets. Category partners are selected based on their ability to provide relevant, quality services online that enhance Autoweb's value to consumers. Business development is focused on expanding existing service categories and adding new consumer categories. Additionally, AIC has a business development group focused on Autosite.com online commerce partnerships and a sales group focused on vehicle manufacturer products and services.

     Sales to Advertisers. Autoweb's advertising sales effort is primarily targeted to vehicle manufacturers and automotive-related mass market consumer vendors. Campaign specifications are typically negotiated with the advertising agency or directly with the manufacturer or automotive-related vendor.

MARKETING

     Autoweb's marketing strategy includes the following key points:

     Build the Brand. To date, it has focused primarily on online promotions and print media. In addition, its regular advertising in the leading automotive trade publications has helped to build dealer brand awareness.

     Spend Efficiently on Advertising. Broad consumer interest in the automotive category allows Autoweb to use a versatile advertising strategy. As a result, it has been able to build its brand effectively through the efficient use of online advertising and consumer promotional events including high profile, high traffic Web sites such as America Online (and related properties), Yahoo! and Lycos.

     Increase Revenue Per Visitor. To increase revenue per visitor, Autoweb must enhance and expand the content and increase the services available on its Web site. It continues to expand its research content and tools and to add products and services to aid consumers throughout the car ownership cycle.

     Develop Strategic Relationships. In addition to Autoweb's advertisements, it has created revenue-sharing relationships with brand leaders such as America Online, iWon.com and Lycos. It intends to continue to develop strategic relationships that will provide not only brand exposure but also valuable content for its Web site.

     Expand the Autoweb.com Affiliates Program.   The Autoweb affiliates program
allows other Web sites to link with the Autoweb Web site. The affiliates receive a commission for traffic and consumers delivered to the Autoweb site. This program generates brand awareness and revenue for a lower relative cost. Autoweb intends to expand this program in the future.

TECHNOLOGY

     Autoweb believes that it has built a robust, scalable user interface, a content delivery and transaction processing system that is designed around industry standard architectures and internally-developed proprietary software. The system records and collects operational data records regarding franchised dealers, billing information, pre-owned vehicle listings and new and pre-owned vehicle purchase inquiries. The system also handles other aspects of the new and pre-owned vehicle buying process, including submitting XML, e-mail and facsimile copies of consumer purchase inquiries to member dealers and submitting insurance and finance inquiries, as well as other inquiries to its category partners.

     Autoweb has an online system available for member dealers, advertisers and category partners to access relevant information. For example, member dealers can access an Autoweb Web site to manage their pre-owned car inventory by adding, modifying or updating their listings, as well as uploading pictures of pre-owned cars. Member dealers can view their customer information and generate reports based on their customers' survey responses. Autoweb affiliates can also use the extranet to view activity summaries of their account.

     Autoweb service provides 24 hour a day, seven day a week availability, subject to occasional short maintenance periods and power outages. The State of California is suffering an energy crisis and has periodically implemented rolling black outs throughout the state. It is anticipated that the energy crisis will continue into the near future resulting in continued shortages of electricity and power outages. Autoweb's system hardware is hosted and located at Exodus Communications, Inc. in Santa Clara, California. Exodus provides for an independent back up power source in order to prevent a break in service to the Internet. However, recently, Exodus suffered a power disruption that caused its backup system to fail. This outage did not have a material adverse effect on Autoweb. The network is protected by a firewall from Checkpoint. Autoweb has engineered redundancy into its systems. Both firewalls and load balances are set up with "hot fail" switchover, minimizing service impact if systems fail. The system consists of Dell database servers running Microsoft SQL and several Pentium-based Microsoft Internet servers running on Windows NT operating systems. Autoweb uses Allaire Cold Fusion for most of its Web application development and delivery.

COMPETITION

     The market for the purchase of vehicles and automotive-related products and services is intensely competitive, and Autoweb expects competition to increase significantly, particularly on the Internet. Barriers to entry on the Internet are relatively low, and it faces competitive pressures from numerous companies. Currently, it believes its most significant competitor is MSN CarPoint. There are also a number of Web sites that offer vehicles, particularly vehicle manufacturers' own Web sites and sites for electronic classified ads. Additionally, there are numerous Web sites that offer vehicle information and other content, as well as community offerings, directly to the vehicle buying consumer or targeted audiences such as car collectors. It also faces competition from large dealer groups and traditional media companies, such as newspaper, television and radio companies, many of which currently operate a Web site. In addition to direct competitors, Autoweb also competes indirectly with vehicle brokerage firms, discount warehouse clubs and automobile clubs. Several auction Web sites auction vehicles on the Internet. Autoweb also competes with a variety of automotive data, vehicle manufacturer and dealer services companies.

     Autoweb believes that the principal competitive factors in attracting consumers to its Web site are:

     - a positive vehicle purchasing experience for the consumer;

     - brand awareness and loyalty;

     - breadth of selections;
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

     - ease of use;

     - adequate geographic coverage of member dealers;

     - Web site functionality, responsiveness and information; and

     - quality of content, service offerings and customer service.

     Autoweb believes that the principal competitive factors in attracting member dealers, category partners and advertisers include:

     - the volume of its Web site traffic;

     - its brand awareness and loyalty;

     - the demographics of its consumers;

     - the cost effectiveness of purchase inquiries it delivers; and

     - the cost effectiveness of advertising on its Web site.

     Many of its existing and potential competitors have longer operating histories in the Internet market, greater name recognition, larger consumer bases and significantly greater financial, technical and marketing resources than it does. These competitors may be able to undertake more extensive marketing campaigns for their brand, products and services, adopt more aggressive pricing policies and make more attractive offers to potential employees. Furthermore, Autoweb's existing and potential competitors may develop offerings that equal or exceed the quality of its offerings, or achieve greater market acceptance, than Autoweb. It cannot assure you that it will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on its business, results of operations and financial condition.

PROPRIETARY RIGHTS

     Autoweb regards its patents, trademarks, trade secrets, and similar intellectual property, including its rights to certain domain names, as critical to its success. It relies upon trademark, patent and copyright law, trade secret protection and confidentiality or license agreements with its employees, customers, partners, and others to protect its proprietary rights. For example, it has obtained trademark registration for "Autoweb," "Autoweb.com," "Take The Wheel" and "Autokey." It attempts to ensure that the quality of its brand is maintained by its licensees, however, its licensees may take actions that could materially adversely affect the value of its proprietary rights or the reputation of its products. Protection of the distinctive elements of "Autoweb.com" may not be available under the law. It cannot guarantee that the steps it has taken to protect its proprietary rights will be adequate.

PRIVACY POLICY

     Autoweb believes that issues relating to privacy and use of personal information relating to Internet users are becoming increasingly important as the Internet expands and its commercial use increases. Autoweb has adopted and posted to the Web site a privacy policy concerning how Autoweb uses information about its consumer visitors and the extent to which others may have access to this information. It uses information about its consumer visits for internal purposes in order to improve marketing and promotional efforts to analyze Web site usage statistically and to improve content, product offerings and Web site layout. Any refinements of its privacy policy will be clearly disclosed to its Web site visitors.

EMPLOYEES

     As of March 31, 2001, Autoweb had 152 full-time employees, including 48 in sales and marketing and 104 in general and administration. Autoweb has never had a work stoppage, and no employees are represented under collective bargaining agreements.

PROPERTIES

     Autoweb's principal administrative, marketing and product development facilities are located in approximately 23,880 square feet of office space in Santa Clara, California. The lease for this space expires on August 1, 2004 and does not provide for a renewal option. It also leases office space in Westborough, Massachusetts, Los Angeles, California and Detroit, Michigan. It believes that these spaces will be adequate to meet its needs in the foreseeable future.

LEGAL PROCEEDINGS

     In April and May 2001, ______ purported class action lawsuits were filed in the United States District Court for the Southern District of New York against Autoweb's current and former directors and officers and underwriters involved in Autoweb's initial public offering. The complaints allege violations of the Securities Act of 1933 and of the Securities Exchange Act of 1934 involving alleged undisclosed compensation to the underwriters and seek unspecified damages. Autoweb believes it has meritorious defenses to the complaints and intends to vigorously defend the action.

                        AUTOWEB SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the Autoweb financial statements and related notes and "Autoweb Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this joint proxy statement/prospectus.

                                                  QUARTER
                                                   ENDED                 YEARS ENDED DECEMBER 31,
                                                 MARCH 31,   -------------------------------------------------
                                                   2001        2000       1999       1998      1997      1996
                                                 ---------   --------   --------   --------   -------   ------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA
Net revenues...................................  $ 10,094    $ 52,280   $ 32,792   $ 13,041   $ 3,492   $  307
Loss from operations...........................   (19,446)    (36,863)   (20,214)   (11,425)   (2,971)    (835)
Net loss attributable to common stockholders...   (19,121)    (38,370)   (18,153)   (12,374)   (3,196)    (853)
Net loss per share attributable to common
  stockholders:
  Basic and diluted............................  $  (0.65)   $  (1.36)  $  (0.85)  $  (1.58)  $ (0.41)  $(0.11)
  Weighted average shares -- basic and
    diluted....................................    29,535      28,291     21,245      7,850     7,794    7,497

                                                                                 DECEMBER 31,
                                                    MARCH 31,   ----------------------------------------------
                                                      2001       2000      1999       1998      1997     1996
                                                    ---------   -------   -------   --------   -------   -----
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA
Cash, cash equivalents and short-term
  investments.....................................   $13,191    $27,137   $30,284   $  2,714   $ 1,819   $  11
Restricted cash...................................        --         --     2,550         --        --      --
Working capital (deficiency)......................    23,385     40,021    39,607        800       773    (761)
Total assets......................................    39,620     60,144    71,677      7,185     3,294     261
Long-term obligations, less current portion.......        --         --       361        654        17      81
Mandatorily redeemable convertible preferred
  stock...........................................        --         --        --     12,969     5,261     158
         Total stockholders' equity (deficit).....    35,553     54,361    60,686    (11,661)   (4,030)   (884)

      AUTOWEB MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     You should read the following discussion of Autoweb's results of operations and financial condition in conjunction with Autoweb's consolidated financial statements and related notes included elsewhere in this joint proxy statement/prospectus. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" in this joint proxy statement/prospectus.

OVERVIEW

     Autoweb.com is a leading consumer automotive Internet service. Autoweb's Web site centralizes an extensive collection of automotive-related commerce, content and community offerings to assist consumers in researching, evaluating and buying vehicles and automotive-related products and services such as insurance and financing. In addition, Autoweb provides automotive content, Web hosting and development services and sales automation services to vehicle manufacturers, dealers and online partners. Through its acquisition of Automotive Information Center, or AIC, in 1999, it now provides consumers and automotive professionals with Autosite.com, a 20,000-page online vehicle buyer's guide and a rich suite of related services information and original automotive editorial content.

     Autoweb began selling its services to automobile dealers and launched the Autoweb Web site for consumer use in October 1995. Currently its network of member dealers (where each franchise and pre-owned location for a particular vehicle manufacturer is defined as a member dealer) is approximately 4,400. It currently derives approximately 60% of its revenues from fees charged to its member dealers in exchange for qualified purchase inquiries. The revenue related to each fee is recognized in the month the qualified purchase inquiry is provided to the member dealer. Autoweb also provides online advertising space on the Autoweb site. Revenues from advertising contracts, which typically have terms of less than three months, are recognized as the contracts are fulfilled. In addition, it offers automotive-related services on the Autoweb site through agreements with third-party category partners. It derives revenues from third parties for the right to provide its consumer services, such as automobile financing and insurance, on its Web site. Revenues from these agreements are generally recognized ratably over the terms of the agreements.

     Autoweb incurred net losses of $38.4 million, $18.2 million and $11.5 million in 2000, 1999 and 1998, respectively, and $19.1 million for the three months ended March 31, 2001. Its limited operating history makes it difficult to forecast future operating results. It cannot be certain that net revenues will increase at a rate sufficient to achieve and maintain profitability. Even if it were to achieve profitability in any period, it might fail to sustain or increase that profitability on a quarterly or annual basis.

     During 1999, Autoweb acquired technology and other assets from SalesEnhancer for approximately $3.7 million in cash. SalesEnhancer is an Internet based sales management application for the automotive industry. Also during 1999, Autoweb acquired certain assets and liabilities of AIC, a division of the Gale Group, Inc., for 363,636 shares of common stock valued at $3.3 million and $16.0 million in cash.

     On April 11, 2001, Autoweb entered into a definitive merger agreement with Autobytel. The merger is expected to close early in the third calendar quarter of 2001 upon satisfaction of customary and other closing conditions and receipt of governmental and stockholder approvals. Under the terms of the agreement, Autoweb stockholders will receive 0.3553 shares of Autobytel common stock in exchange for each share of Autoweb common stock. Outstanding stock options to purchase shares of Autoweb common stock will be assumed after adjustment at the same exchange ratio. Autobytel intends to account for the merger as a purchase transaction.

RESULTS OF OPERATIONS

     The following table sets forth Autoweb's results of operations:

                                                    THREE MONTHS ENDED
                                                         MARCH 31,           YEARS ENDED DECEMBER 31,
                                                    -------------------   ------------------------------
                                                      2001       2000       2000       1999       1998
                                                    --------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
  Net revenues...................................   $ 10,094   $ 15,794   $ 52,280   $ 32,792   $ 13,041
  Cost of net revenues...........................      1,919      1,661      6,670      3,290        842
                                                    --------   --------   --------   --------   --------
      Gross profit...............................      8,175     14,133     45,610     29,502     12,199
  Operating expenses:
    Sales and marketing..........................      8,393     14,725     53,620     34,668     16,592
    Sales and marketing -- settlement charge.....     12,635          0          0          0          0
    Product development..........................      1,601      1,882      8,892      5,674      1,762
    General and administrative...................      2,367      3,327     12,988      7,431      5,270
    Merger related costs.........................        850          0          0          0          0
    Amortization of intangible assets............      1,775      1,745      6,973      1,943         --
                                                    --------   --------   --------   --------   --------
      Total operating expenses...................     27,621     21,679     82,473     49,716     23,624
                                                    --------   --------   --------   --------   --------
  Loss from operations...........................    (19,446)    (7,546)   (36,863)   (20,214)   (11,425)
  Interest and other income (expense), net.......        325        318      1,561      2,061        (59)
  Loss on investment.............................          0          0     (3,068)        --         --
                                                    --------   --------   --------   --------   --------
      Net loss...................................   $(19,121)  $ (7,228)  $(38,370)  $(18,153)  $(11,484)
  Accretion of mandatorily redeemable convertible
    preferred stock to redemption value..........          0          0         --         --       (890)
                                                    --------   --------   --------   --------   --------
  Net loss attributable to common stockholders...   $(19,121)  $ (7,228)  $(38,370)  $(18,153)  $(12,374)
                                                    ========   ========   ========   ========   ========

  Net loss per share:
    Basic and diluted............................   $  (0.65)  $  (0.28)  $  (1.36)  $  (0.85)  $  (1.58)
                                                    ========   ========   ========   ========   ========
  Weighted average shares -- basic and diluted...     29,535     25,503     28,291     21,425      7,850
                                                    ========   ========   ========   ========   ========

THREE MONTHS ENDED MARCH 31, 2001 AND 2000

NET REVENUES

     Autoweb's net revenues decreased to $10.1 million in the first quarter of 2001, from $15.8 million in the first quarter of 2000, an overall decrease of 36%. Approximately 109% of the decrease in net revenues was due to lower net dealer fees. This was partially offset by higher manufacturer sales. The decrease in net dealer fee revenue is primarily the result of decreases in the number of purchase inquiries that Autoweb provided to our member dealers, and automotive-related vendors or category partners.

COST OF NET REVENUES

     Cost of net revenues increased to $1.9 million in the first quarter of 2001 from $1.7 million in the first quarter of 2000. The increase was due to higher revenue sharing costs partially offset by lower Web site operation costs including personnel and site content. The increase in revenue sharing costs is the result of the increase in pay-for-performance marketing arrangements.

SALES AND MARKETING

     Autoweb's sales and marketing expenses decreased to $8.4 million in the first quarter of 2001 from $14.7 million in the first quarter of 2000. Approximately 63% of the decrease in sales and marketing expenses was due to lower offline advertising. Approximately 11% of the decrease was due to lower tradeshow costs. A majority of the remaining decrease was the result of lower salary and salary related costs.

SALES AND MARKETING -- SETTLEMENT CHARGE

     Our sales and marketing -- settlement charge in the first quarter of 2001 was $12.6 million. The settlement charge is the result of the payments made to a related party shareholder to terminate and settle all outstanding commitments under an advertising agreement.

PRODUCT DEVELOPMENT

     Autoweb's product development expenses decreased to $1.6 million in the first quarter of 2001 from $1.9 million in the first quarter of 2000. The decrease is primarily due to lower salary and salary related costs.

GENERAL AND ADMINISTRATIVE

     Autoweb's general and administrative expenses decreased to $2.4 million in the first quarter of 2001 from $3.3 million in the first quarter of 2000. Approximately 75% of the decrease in general and administrative is due to lower salary costs, while approximately 38% of the decrease in general and administrative expenses was due to decreases in personnel costs attributable to the recruiting of administrative personnel.

AMORTIZATION OF INTANGIBLE ASSETS

     Autoweb's amortization of intangible assets expense was $1.8 million in the first quarter of 2001 and $1.7 million in the first quarter of 2000. All of the amortization expense was due to the acquisition of certain intangibles described below. In July 1999, Autoweb entered into an agreement with SalesEnhancer.com, LLC (SalesEnhancer) to acquire certain technology and other assets and certain liabilities for $3.7 million in cash. In October 1999, Autoweb entered into an agreement with The Gale Group, Inc., a subsidiary of the Thompson Company, Inc., to acquire certain assets and liabilities of AIC for $19.3 million in cash and common stock.

STOCK-BASED COMPENSATION

     Autoweb's stock-based compensation expense decreased to $312,000 in the first quarter of 2001 from $419,000 in the first quarter of 2000. The decrease reflects cancellations of previously recorded unearned stock based compensation charges due to employee terminations. Stock based compensation expense has been allocated to the relevant functional expense categories within operating expenses.

INTEREST AND OTHER INCOME, NET

     Autoweb's interest and other income, net, increased to $325,000 in the first quarter of 2001 from $318,000 in the first quarter of 2000.

YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     Reclassification. Stock-based compensation expense has been reclassified to the relevant functional expense categories in the years ended December 31, 1999 and 1998 to conform with the presentation for the year ended December 31, 2000. The reclassification has no impact on the previously reported operating loss or net loss.

     Net Revenues. Net revenues were $52.3 million, $32.8 million, and $13.0 million for the years ended December 31, 2000, 1999, and 1998, respectively. The increase in net revenues from 1999 to 2000 was primarily driven by increased net dealer revenue fees which accounted for 63% of the increase, the fact that the fiscal year ended December 31, 2000 contained twelve months of revenues from AIC which accounted for 24% of the increase, with the majority of the remaining increase driven by advertising. The increase in net revenues from 1998 to 1999 was driven by increased net dealer revenue fees which accounted for 58% of the increase and increases in revenues from advertising accounted for a majority of the remaining increase. The increases in net dealer fee revenues in 2000 and 1999 are primarily the result of increases in the number of purchase inquiries that Autoweb provided to Autoweb's member dealers and automotive-related vendors, or category partners.

     Cost of Net Revenues. Cost of net revenues were $6.7 million, $3.3 million, and $842,000 for the years ended December 31, 2000, 1999, and 1998, respectively. The increase in cost of revenues from 1999 to 2000 was primarily driven by increases in partner lead fees which accounted for 58% of the increase and Web site operation costs which accounted for a majority of the remaining increase. The increase in cost of revenues from 1998 to 1999 was driven by increases in partner lead fees, which accounted for 42% of the increase, Web site operations, which accounted for 42% of the increase and providing site content information which accounted for a majority of the remaining increase. The increases in 2000 and 1999 partner lead fees are related to the expansion in the number of co-branded sites and affiliate relationships which has increased the number of consumer purchase inquiries.

     Sales and Marketing. Sales and marketing expenses were $53.6 million, $34.7 million, and $16.6 million for the years ended December 31, 2000, 1999, and 1998, respectively. The increase in sales and marketing costs from 1999 to 2000 was primarily the result of increases in on-line advertising which accounted for 81% of the increase, increases in personnel costs, which accounted for 14% of the increase as well as the fact that the year ended December 31, 2000 contained twelve months of AIC sales and marketing costs. The increase in sales and marketing costs from 1998 to 1999 was primarily driven by increases in on-line advertising which accounted for 81% of the increase, and to a lesser extent, increases in public relations costs, advertising in traditional media, trade shows, and other promotions. Sales and marketing expenses include $525,000, $1.5 million and $3.0 million of stock based compensation expense for the years 2000, 1999 and 1998, respectively.

     Product Development. Product development expenses were $8.9 million, $5.7 million, and $1.8 million for the years ended December 31, 2000, 1999, and 1998, respectively. The increase in product development costs from 1999 to 2000 and from 1998 to 1999 increased primarily as a result of increased hiring of product development personnel and, to a lesser extent, as a result of increased occupancy costs. Product development expenses include ($26,000), $571,000 and $1.2 million of stock based compensation expense for the years 2000, 1999 and 1998, respectively

     General and Administrative. General and administrative expenses were $13.0 million, $7.4 million, and $5.3 million for the years ended December 31, 2000, 1999, and 1998, respectively. The increase in general and administrative costs from 1999 to 2000 was primarily driven by the fact that general and administrative costs for the year ended December 31, 2000, contained twelve months of AIC costs which accounted for approximately 65% of the increase, the remaining increase was primarily due to twelve months of SalesEnhancer costs. The increase in general and administrative costs from 1998 to 1999 was driven by higher personnel costs resulting from the hiring of administrative personnel which accounted for 37% of the increase, higher information technology support related to administrative functions, higher occupancy costs, and increases in professional consulting fees. General and administrative expenses include $1.1 million, $207,000, and $1.5 million of stock based compensation expense for the years 2000, 1999 and 1998, respectively.

     Amortization of Intangible Assets. Amortization of intangible assets was $7.0 million and $1.9 million, for the years ended December 31, 2000 and 1999, respectively. The increase in amortization from 1999 to 2000 was primarily driven by twelve months amortization related to the acquisition of AIC which accounted for 88% of the increase with the remaining increase due to the acquisition of SalesEnhancer. The amortization in 1999 was related to the acquisition of AIC which accounted for 87% of the amortization, with SalesEnhancer accounting for the remaining portion.

     Interest and Other Income (Expense), Net. Interest and other income (expense), net were $1.6 million, $2.1 million, and ($59,000), for the years ended December 31, 2000, 1999, and 1998, respectively. The decrease in interest and other income (expense) net from 1999 to 2000 is primarily the result of a lower average investment balance during 2000 driven primarily by Autoweb's net loss for the year, partially offset by the issuance of common stock for a total of $29.8 million. The increase in interest and other income (expense), net from 1998 to 1999 was primarily driven by a higher average investment balance during 1999 as a result of net proceeds from its initial public offering.

     Loss on Investment. The loss on investment of $3.1 million in 2000 relates to an impairment write-down of an investment in the equity securities of a private company.

     Income Taxes. Autoweb recorded a net loss of $38.4 million, $18.2 million, and $11.5 million for the years ended December 31, 2000, 1999, and 1998, respectively. Accordingly, no provision for income taxes was recorded in any of these years. The resulting tax deferred asset, representing primarily such net operating loss carry forwards, has been reduced in full by a valuation allowance as it is more likely than not that the deferred tax asset will not be realized.

     Liquidity and Capital Resources. Net cash used in operating activities was $13.7 million in the three months ended March 31, 2001 compared to net cash used in operations of $7.4 million in the three months ended March 31, 2000. Net cash used in operating activities in the three months ended March 31, 2001 was primarily due to the net loss of $19.1 million for the period which includes the settlement charge of $12.6 million and decreases in accounts payable of $1.3 million partially offset by decreases in prepaid expenses of $4.4 million and depreciation and amortization expense of $1.8 million and stock based compensation expense of $312,000. Net cash used in operating activities in the three months ended March 31, 2000 of $7.4 million was primarily due to the net loss of $7.2 million.

     Net cash used in investing activities was $98,000 in the first three months of 2001 and was primarily the result of the acquisition of property and equipment. Net cash provided by investing activities was $20.4 million in the first three months of 2000 and was primarily the result of the maturity of short term investments.

     Net cash used in financing activities was $108,000 for the first three months of 2001 and was the result of principal payments under notes payable and capital lease obligations. Net cash provided by financing activities was $326,000 for the first three months of 2000 and resulted primarily from the issuance of common stock.

     Net cash used in operating activities was $31.1 million, $24.2 million, and $4.6 million for the years ended December 31, 2000, 1999, and 1998, respectively. Net cash used in operating activities in 2000 was primarily due to the net loss for the year of $38.4 million, partially offset by amortization of intangible assets of $7.0 million related to the acquisitions of AIC and SalesEnhancer. Net cash used in operating activities in 1999 was primarily due to the net loss for the year, the increase in prepaid expenses and other current assets, accounts receivable and restricted cash. Net cash used in operating activities in 1998 was primarily due to net losses for the year offset in part by the amortization of stock-based compensation.

     Net cash (used in) provided by investing activities was $18.8 million, ($40.8) million, and ($1.2) million for the years ended December 31, 2000, 1999, and 1998, respectively. The increase in cash provided by investing activities from 1999 to 2000 was primarily due to the maturity of short-term investments purchased in 1999 which accounted for $41.8 million of the increase while cash used of $16.0 million to purchase AIC in 1999 accounted for a majority of the remaining variance. The increase in cash used in investing activities from 1998 to 1999 is primarily the result of the purchase of short-term investments as well as cash paid in 1999 for the acquisition of AIC.

     Net cash provided by financing activities was $30.0 million, $71.7 million, and $6.7 million for the years ended December 31, 2000, 1999, and 1998, respectively. The decrease in cash provided by financing activities from 1999 to 2000 is primarily the result of net proceeds of $71.7 million received in 1999 from the issuance of common stock in its initial public offering. During 2000 the company issued common stock to both Lycos, Inc. and CarsDirect for a total of $29.8 million in cash.

     During 2000 Autoweb recognized approximately $3.4 million of revenue from dealer sales to CarsDirect and was compensated by the issuance of preferred stock, valued at $3.1 million, in the non-public company and cash of approximately $300,000. Subsequently in 2000 Autoweb recorded a charge of $3.1 million to reflect an other than temporary impairment in the value of those preferred shares. In addition, in April 2000, CarsDirect purchased newly-issued shares of common stock of Autoweb that represented less than 3% of its outstanding shares for $7.7 million in 2000.

     During the fourth quarter of 2000 Autoweb announced two initiatives to focus resources and exercise fiscal control. First, during the fourth quarter Autoweb reduced its workforce by approximately 25% in an effort to focus on content and technology offerings, order fulfillment and customer relationship management for the automotive industry. The annual savings from the reduced workforce is estimated to be approximately $10 million. Second, Autoweb commenced efforts to reduce its marketing costs through the restructure of certain marketing agreements. These efforts are crucial if Autoweb is to reduce its future operating loss. In this regard, Autoweb paid $13.3 million in March 2001 so that as of March 31, 2001 Autoweb has reduced its future marketing cash obligations to $22.0 million, from $56.8 million at December 31, 2000. As Autoweb's marketing agreements are restructured, it is critical to Autoweb's success that it is able to replace any reduced or lost traffic.

     Autoweb had no material commitments for capital expenditures at December 31, 2000. As of that date, Autoweb had total minimum lease obligations of $3.6 million under certain non-cancelable operating leases. Autoweb believes that its current cash and cash equivalents will be sufficient to meet its anticipated needs for working capital and capital expenditures for at least the next 12 months. Depending on Autoweb's rate of growth and cash requirements, it may require additional equity or debt financing to meet future working capital or capital expenditure needs. There can be no assurance that such additional financing will be available, or if available, that such financing can be obtained on terms satisfactory to Autoweb.

     At March 31, 2001, the total of our cash and cash equivalents was $13.2 million. We believe that our current cash position together with anticipated future revenues will be sufficient to meet our cash requirements for at least the next 12 months. Depending on our rate of growth and cash requirements, we may require additional equity or debt financing to meet future working capital or capital expenditure needs. Autoweb's failure to raise capital when needed could have a material adverse effect on its business, financial condition and operating results. Autoweb's future liquidity may be impacted if its shares are delisted from the NASDAQ National Market.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, is effective for all fiscal quarters of all years beginning after June 15, 2000. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. Under SFAS No. 133, gains or losses resulting from changes in the values of derivatives are to be reported in the statement of operations or as a deferred item, depending on the use of the derivatives and whether they qualify for hedge accounting. The Company is required to adopt SFAS No. 133 in the first quarter of 2001. To date, the Company has not engaged in any hedging activity and adoption of this new standard has not had a significant impact on the Company.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Autoweb considered the provisions of Financial Reporting Release No. 48, "Disclosure of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosure of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Financial Instruments, Other Financial Instruments and Derivative Commodity Instruments." Autoweb had no holdings of derivative financial or commodity instruments at December 31, 2000. However, Autoweb is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. The majority of Autoweb's revenue, expenses and capital expenditures are transacted in U.S. dollars.

     The objectives of Autoweb's investment policy are the safety and preservation of invested funds, and liquidity of investments that is sufficient to meet cash flow requirements. Autoweb's policy is to place its cash, cash equivalents, and investments available for sale with high credit quality financial institutions, commercial companies, and government agencies in order to limit the amount of credit exposure. Autoweb's investment policy also provides that its investment portfolio must not have an average portfolio maturity of beyond one year and that Autoweb must maintain liquidity positions. Autoweb's investment policy prohibits investments in industries and speculative activities and requires investments be denominated in U.S. dollars.

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

     Autoweb's Balance Sheets as of December 31, 2000 and 1999 and its Statements of Operations, Stockholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2000 begin on page F-2-1 of this joint proxy statement/prospectus and are incorporated herein by this reference.

     Autoweb's Balance Sheet as of March 31, 2001 and 2000 and it Statements of Operations and Cash Flows for each of the three month periods ended March 31,
2001 and 2000 begin on page F-2 -      of this joint proxy statement/prospectus
and are incorporated herein by reference.

                  AUTOWEB MANAGEMENT; PRINCIPAL STOCKHOLDERS;
                         INTERESTED PARTY TRANSACTIONS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information known to Autoweb with respect to beneficial ownership of its common stock as of March 31, 2001 by (1) each stockholder known by Autoweb to be the beneficial owner of more than 5% of its common stock, (2) each of Autoweb's directors, (3) each Autoweb Named Executive Officer (as defined in "-- Executive Compensation" below) and (4) all current executive officers and directors as a group.

                                                               SHARES BENEFICIALLY
                                                                    OWNED(1)
                                                              ---------------------
                  NAME OF BENEFICIAL OWNER                      NUMBER      PERCENT
                  ------------------------                    ----------    -------
Lawrence W. Lepard..........................................   3,416,842     11.6
  Geocapital IV, L.P.(2)
Lycos, Inc.(3)..............................................   3,035,025     10.3
Jay C. Hoag.................................................   2,929,608      9.9
  Technology Crossover Ventures(4)
Payam Zamani(5).............................................   2,205,930      7.5
Mark R. Ross................................................   2,183,251      7.4
  On Word Information, Inc.(6)
Dean A. DeBiase(7)..........................................   1,229,494      4.1
Samuel M. Hedgpeth III(8)...................................     185,011        *
Jeffrey A. Schwartz(9)......................................      92,355        *
Jerome S. Karr(10)..........................................      55,532        *
Nadyne G. Edison, Ph.D.(11).................................      45,714        *
Regan Senkarik(12)..........................................      42,915        *
Fred L. Ruffin(13)..........................................      35,917        *
Thomas L. Stone(14).........................................       2,500        *
David L. Greene(15).........................................       2,500        *
All directors and executive officers as a group (13
  persons)(16)..............................................  10,100,378     33.1

-------------------------
  *  Represents beneficial ownership of less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2001 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

 (2) All of the shares are held of record by Geocapital IV, L.P., its sole general partner Geocapital IV Management, L.P. and Geocapital IV Management, L.P.'s general partners, Stephen J. Clearman, Lawrence W. Lepard and Richard A. Vines. Mr. Lepard is one of Autoweb's directors. Each beneficial owner shares voting and dispositive power with respect to the all of the shares. Geocapital IV Management, L.P., Stephen J. Clearman, Lawrence W. Lepard and Richard A. Vines each expressly disclaims beneficial ownership, except to the extent of its or his pecuniary interest therein, if any. The address of Geocapital IV, L.P. is One Bridge Plaza, Fifth Floor, Fort Lee, New Jersey 07024.

 (3) All of the shares are held of record by Lycos, Inc. The address of Lycos, Inc. is 400-2 Totten Pond Road, Waltham, Massachusetts 02451.

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

 (4) Represents 1,401,448 shares held of record by Technology Crossover Ventures II, L.P., 1,077,453 shares held of record by TCV II (Q), L.P., 213,973 shares held of record by Technology Crossover Ventures II, C.V., 191,209 shares held of record by TCV II Strategic Partners, L.P. and 45,525 shares held of record by TCV II, V.O.F. Mr. Hoag, one of Autoweb's directors, is a managing member of Technology Crossover Management II, L.L.C., the general partner of Technology Crossover Ventures. Mr. Hoag has shared voting and investment power over all of these shares and he disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in such shares arising from his interest in Technology Crossover Management II, L.L.C. The address for Mr. Hoag, Technology Crossover Ventures II, L.P., TCV II (Q), L.P., TCV II Strategic Partners, L.P., Technology Crossover Management II, L.L.C. is Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301. The address of Technology Crossover Ventures II, C.V. and TCV II, V.O.F. is Pietermaai 15, Willemstad, Curacao, Netherlands Antilles.

 (5) Mr. Payam Zamani is a co-founder and former executive officer and director of Autoweb. Mr. Zamani resigned his executive officer and director positions with Autoweb during 1999. Mr. Zamani's address is Purpletie.com, 4780 Chabot Drive, Second Floor, Pleasanton, CA 94588.

 (6) Represents 1,864,863 held of record by On Word Information, Inc., 84,906 shares held of record by Mark Ross' wife and 94,967 shares held of record by Mark Ross. The address of Mark Ross, one of Autoweb's directors, and On Word Information, Inc. is 1644 Warnall Avenue, Los Angeles, CA 90024. Also represents shares held of record by John Rhys-Davies in the amount of 81,000. John Rhys-Davies is a director of OnWord Information, Inc.

 (7) Includes 632,834 shares subject to options that are exercisable within 60 days of March 31, 2001 and 52,500 shares held by the Dean A. DeBiase, Jr. Trust and 52,500 shares held by the Logan P. DeBiase Trust. Mr. DeBiase disclaims beneficial ownership of the 105,000 shares held by the Dean A. DeBiase, Jr. Trust and the Logan P. DeBiase Trust. Mr. DeBiase is Autoweb's Chairman of the Board and former Chief Executive Officer. Mr. DeBiase resigned his Chief Executive Officer position with Autoweb during 2000. His address is c/o Autoweb.com, Inc., 3270 Jay Street, Santa Clara, California 95054.

 (8) Mr. Hedgpeth resigned his President and Chief Executive Officer positions during November 2000.

 (9) Includes 91,355 shares subject to options that are exercisable within 60 days of March 31, 2001.

(10) Includes 36,532 shares subject to options that are exercisable within 60 days of March 31, 2001.

(11) Includes 45,714 shares subject to options that are exercisable within 60 days of March 31, 2001.

(12) Includes 42,915 shares subject to options that are exercisable within 60 days of March 31, 2001.

(13) Includes 35, 917 shares subject to options that are exercisable within 60 days of March 31, 2001.

(14) Mr. Stone resigned as an Executive Officer during November 2000.

(15) Mr. Greene resigned as an Executive Officer during November 2000.

(16) Includes 954,017 shares subject to options exercisable within 60 days of March 31, 2001.

MANAGEMENT

     Executive Officers. The following table sets forth certain information regarding Autoweb's executive officers as of April 11, 2001.

                   NAME                     AGE                         POSITION
                   ----                     ---                         --------
Dean A. DeBiase...........................  42     Chairman of the Board
Jeffrey A. Schwartz.......................  35     President, Chief Executive Officer and Director
Michael F. Schmidt........................  38     Chief Financial Officer
Nadyne G. Edison, Ph.D....................  43     Chief Marketing Officer and Vice President,
                                                   Customer Relationship Management
William J. Barrett........................  44     Divisional President, Automotive Information
                                                   Center (AIC)
Jerome S. Karr............................  53     Vice President, Engineering and Chief Technology
                                                   Officer
Regan Senkarik............................  42     Vice President, Product Management
Steve Cottrell............................  40     Vice President, Sales
Fred L. Ruffin............................  50     Vice President, Human Resources
Meri E. Glade.............................  40     Vice President Legal Affairs, General Counsel and
                                                   Secretary

     Michael F. Schmidt has served as Chief Financial Officer of Autoweb since December 2000. From May 2000 to October 2000, he was Chief Operating Officer and Chief Financial Officer at MizBiz.com, an Internet startup. From September 1999 to May 2000, Mr. Schmidt was Director of Finance at Pacificare Health Systems, a health care company. From 1988 to March 1999, he held various senior level positions at IMS Health, a worldwide provider of information services. At IMS Health, he served as both Chairman of the Amfac Chemdata Group and as Director of Financial Analysis. Mr. Schmidt received a Bachelors of Business Administration and Accounting from Cleveland State University and earned his CPA certificate in the State of Ohio.

     Nadyne G. Edison, Ph.D. has served as Chief Marketing Officer and Vice President, Customer Relationship Management of Autoweb since July 2000. From 1996 to 2000, she served as Vice President of Strategic Development for Automotive CRM at EDS, Inc., a professional services company. From 1995 to 1996, she was Director of New Media Marketing at General Motors Corporation, an auto manufacturer. Dr. Edison has extensive experience developing CRM strategies for vehicle manufacturers and dealers to better serve and interact with online automotive consumers. In 1996 while at General Motors, she launched gm.com, a fully integrated Web site linking corporate, divisional and retail sites. From 1985 to 1992, Dr. Edison created and served as the first executive director of the Mayor's Office of Film, Television and New Business Development for the City of Detroit. From 1979 to 1982, she was a professor of Mass Communication at New York University. From 1992 to 1995, she was president of her own marketing communications firm Edison Communications where she consulted with major Fortune 500 companies in the automotive, entertainment and communication industries. Dr. Edison received Doctorate and Masters degrees in Communication from Michigan State University, and a Bachelor of Arts degree in Communication from Queens College.

     William J. Barrett has served as Divisional President, Automotive Information Center (AIC) of Autoweb since June 2000. From June 1994 to May 2000, Mr. Barrett was managing director of dealer/ regional programs within the Transportation Information Services group at The Polk Company where he was chartered with developing Polk's Internet and e-Commerce strategy for the automotive dealer marketplace. In this capacity he led a product development and management team as well as a sales and marketing team that was focused on delivering information-based products and services to automotive retailers and related companies throughout the U.S. He also led the development of Polk's strategic planning process for the Transportation Group. Before joining Polk, Mr. Barrett held a variety of marketing and sales management positions at leading information services, software publishing and business products firms, including Automatic Data Processing (ADP), Herman Miller Inc. and Moore

Business Forms. Mr. Barrett received a Bachelor of Business Administration degree from Eastern Michigan University and a Masters in Business Administration degree from Fontbonne University.

     Jerome S. Karr has served as Vice President, Engineering and Chief Technology Officer of Autoweb since April 2000. From 1994 to 2000, Mr. Karr was Vice President, Business Process Engineering for EDS/Mitsubishi, a semiconductor manufacturer and distributor. While there, he built up and staffed the IT function from scratch and installed SAP after engineering several business processes. From 1987 to 1994, Mr. Karr was Director of Business Development and Legal Services for Fujitsu Microelectronics, Inc., a semiconductor manufacturer and distributor. He has held a number of MIS, finance and marketing management positions with leading high technology companies, including Meicor, Zymos Corporation, Androbot, Inc., Trilogy Systems Corporation and Amdahl Corporation. Mr. Karr received a Bachelor of Science degree in Systems Analysis & Design Engineering from the University of Illinois and a Masters in Business Administration degree from the University of Chicago.

     Regan Senkarik has served as Vice President, Product Management of Autoweb since September 2000. She also served as General Manager, Core Products from March 1999 to September 2000. From January 1999 to February 1999, Ms. Senkarik was Vice President of Multi-Media Development for Wadsworth Publishing, an academic publisher. From 1983 to 1999, she held various positions with the Dialog Corporation, an online information company, most recently as Vice President and General Manager for the CD-ROM Division. Ms. Senkarik received a Bachelor of Arts degree in economics from the University of California, Los Angeles.

     Steve Cottrell has served as Vice President, Sales of Autoweb since September 2000. From 1992 to 2000, Mr. Cottrell was North American Marketing Manager for HAC Group LLC, a leading global provider of training, customer relationship management, and Web services to automotive retailers and manufacturers. While at HAC, he facilitated a team that developed and delivered the "Coaching 2000" program curriculum for dealer principals, general managers, and sales managers, and also was a consultant for General Motors Corporation and Ford Motor Company's New Media Group on various e-business initiatives and projects. Prior to joining HAC, Mr. Cottrell spent fourteen years in automotive dealership retail sales management, including positions as Team Leader for Saturn of Modesto and General Sales Manager for a large-volume Ford dealership in California's Central Valley.

     Fred L. Ruffin has served as Vice President, Human Resources of Autoweb since January 2000. From June 1994 to January 2000, Mr. Ruffin was Vice President, Eastfield Ming Quong, Inc., a non-profit company. Prior to this, he served as Vice President, Human Resources and Director, Human Resources for Digital F/X, Inc. from July 1989 to June 1994. Previously, from November 1986 to July 1989, Mr. Ruffin served as Manager, Human Resources at Digital Equipment Corp, a computer company. From October 1984 to November 1986, he served as Director, Human Resources at Trilogy Corp, a software company subsequently acquired by Digital Equipment Corp. From November 1980 to October 1984, he served as Director, Human Resources at Genentech, Inc., a biotechnology company. Previously, from June 1976 to November 1980, Mr. Ruffin served as Director, Corporate Staff Industrial Relations at Memorex Corp., a consumer electronics company. Mr. Ruffin received a Bachelor of Arts degree in Psychology and Industrial Relations from San Francisco State University.

     Meri E. Glade has served as General Counsel and Secretary of Autoweb since September 2000. From 1998 to August 2000, she served as General Counsel for Speedlink LLC, a voice, data and video Internet communications provider and CLEC with operations in San Jose, California and Bend, Oregon. From 1988 to 1991, Ms. Glade was an associate with the law firm of Brobeck, Phleger & Harrison, San Francisco. She also held positions as senior counsel for the Judicial Council of California and the California Supreme Court Committee on Judicial Ethics from 1993 to 1998. She was appointed under the Bush Administration as attorney advisor to the United States Environmental Protection Agency from 1991 to 1992, conducting a year-long study of transactional costs related to the clean up of SuperFund sites in Region IX. Ms. Glade received a Bachelor of Arts degree in Political Science with honors from the University of California-Santa Barbara and a Juris Doctor of Law degree from the University of San Francisco. She is an active member of the State Bar of California.

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

EXECUTIVE COMPENSATION

     The following table sets forth all compensation awarded to, earned by or paid for services rendered to Autoweb in all capacities during 1998, 1999 and 2000 by all individuals serving as Chief Executive Officer during 2000 and the four most highly compensated executive officers who were serving as executive officers at the end of 2000 (the "Autoweb Named Executive Officers") and two executive officers who resigned during 2000.

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                                                            AWARDS
                                                                          ANNUAL          ----------
                                                                       COMPENSATION       SECURITIES
                                                                   --------------------   UNDERLYING
               NAME AND PRINCIPAL POSITION                  YEAR   SALARY($)   BONUS($)   OPTIONS(#)
               ---------------------------                  ----   ---------   --------   ----------
Dean A. DeBiase(1)........................................  2000    250,000    114,750           --
  Chairman of the Board and former Chief Executive Officer  1999    250,000    100,000           --
                                                            1998         --         --    1,780,476
Samuel M. Hedgpeth III(1).................................  2000    250,000    137,031       80,000
  Former President and Chief Executive Officer              1999    166,875     36,000      304,987
                                                            1998    140,833     36,101       60,883
Jeffrey A. Schwartz(2)....................................  2000    191,666     67,717       70,000
  President and Chief Executive Officer                     1999     34,391         --      155,000
                                                            1998         --         --           --
Regan Senkarik(3).........................................  2000    153,703     23,408       77,500
  Vice President, Product Management                        1999     88,080     10,000       65,000
                                                            1998         --         --           --
Fred L. Ruffin............................................  2000    152,740     23,443      130,000
  Vice President, Human Resources                           1999         --         --           --
                                                            1998         --         --           --
Nadyne G. Edison, Ph.D. ..................................  2000    112,500     42,250      220,000
  Chief Marketing Officer and Vice President, Customer      1999         --         --           --
  Relationship Management                                   1998         --         --           --
Jerome S. Karr............................................  2000    132,687     12,229      135,000
  Vice President, Engineering and Chief Technology Officer  1999         --         --           --
                                                            1998         --         --           --
Thomas L. Stone(4)........................................  2000    217,979     65,531       45,000
  Former Vice President, Corporate Strategy                 1999     90,625     10,000      116,500
                                                            1998     67,046        108       13,500
David L. Greene(5)........................................  2000    253,310     33,162       12,332
  Former Vice President, Sales and Dealer Network
     Operations                                             1999    144,000     90,018       47,107
                                                            1998    110,032     66,121       52,893

-------------------------
(1) Dean A. DeBiase served as Chief Executive Officer from January 2000 to July 2000 and Samuel M. Hedgpeth III served as Chief Executive Officer from July 2000 to November 2000. Jeffrey A. Schwartz became Autoweb's Chief Executive Officer in November 2000.

(2) Jeffrey Schwartz began employment with Autoweb in October 1999.

(3) Regan Senkarik began employment with Autoweb in March 1999.

(4) Thomas Stone resigned as an Executive Officer during November 2000.

(5) David Greene resigned as an Executive Officer during November 2000.

                             OPTION GRANTS IN 2000

     The following Autoweb Named Executive Officers received grants of options in 2000.

                                                                                       POTENTIAL REALIZABLE VALUE
                                                 PERCENTAGE                              AT ASSUMED ANNUAL RATES
                                   NUMBER OF      OF TOTAL                                   OF STOCK PRICE
                                   SECURITIES      OPTIONS     EXERCISE                  APPRECIATION FOR OPTION
                                   UNDERLYING    GRANTED TO     PRICE                            TERM(4)
                                    OPTIONS       EMPLOYEES      PER      EXPIRATION   ---------------------------
              NAME                 GRANTED(1)    IN 2000(2)    SHARE(3)      DATE          5%             10%
              ----                 ----------    ----------    --------   ----------   -----------   -------------
Dean A. DeBiase.................         --            --%     $    --           --     $     --      $       --
Samuel M. Hedgpeth III..........     80,000        2.8375       3.2500      5/12/10      163,513         414,373
Jeffrey A. Schwartz(5)..........     70,000        2.4828       3.2500      5/12/10      143,074         362,576
Regan Senkarik..................     32,500        1.1527       3.2500      5/12/10       66,427         168,339
                                     45,000        1.5961       0.8750     10/18/10       24,763          62,754
Fred L. Ruffin..................     75,000        2.6602       9.1250      1/31/10      430,400       1,090,717
                                     25,000        0.8867       3.9375      4/19/10       61,907         156,884
                                     30,000        1.0641       3.2500      5/12/10       61,317         155,390
Nadyne G. Edison, Ph.D.(6)......    220,000        7.8031       2.1875       7/3/10      302,656         766,988
Jerome S. Karr..................    135,000        4.7883       3.8750      4/24/10      328,991         833,727
Thomas L. Stone.................     45,000        1.5961       3.2500      5/12/10       91,976         233,085
David L. Greene.................     12,332        0.4374       3.2500      5/12/10       25,205          63,876

-------------------------
(1) All options are either incentive stock options or nonqualified stock options and generally vest monthly over four years from the issuance date at the rate of 2.0833% of the shares per month, except that no shares vest until the optionee's first anniversary of employment, at which time a number of shares equal to 2.0833% of the shares multiplied by the number of months between issuance and the optionee's first anniversary of employment become vested. Options expire ten years from the date of grant, subject to earlier termination upon termination of employment.

(2) Based on options to purchase a total of 2,819,381 shares of common stock granted during 2000.

(3) Options were granted at an exercise price equal to the fair market value of Autoweb common stock on grant date.

(4) Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by the market price of such option on the date of grant, (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% and 10% rates shown in the table for the entire ten-year term of the option and (c) subtracting from the result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent Autoweb's estimate or projection of future common stock prices.

(5) Jeffrey Schwartz's options vested 10% on the date of grant, with an additional 15% of the remaining balance upon the first anniversary of the grant date, and the balance thereafter vests at a rate of 2.0833% monthly over 3 years.

(6) Nadyne Edison's options vested 20% on the date of grant, with an additional 5% of the remaining balance vesting upon the first anniversary after the grant date, and the balance thereafter vests at a rate of 2.0833% monthly over 3 years.

       AGGREGATE OPTION EXERCISES IN 2000 AND VALUES AT DECEMBER 31, 2000

     The following table sets forth the number of shares acquired and the value realized upon exercise of stock options during 2000 and the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2000 by each Autoweb Named Executive Officer. Also reported are values of "in-the-money" options, which represent the positive spread between the respective exercise prices of outstanding stock options and $0.25, the closing price per share of Autoweb common stock on December 31, 2000.

                                                             NUMBER OF SECURITIES
                                                            UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                               NUMBER OF                          OPTIONS AT               IN-THE-MONEY OPTIONS
                                SHARES                         DECEMBER 31, 2000          AT DECEMBER 31, 2000(2)
                              ACQUIRED ON      VALUE      ---------------------------   ---------------------------
            NAME               EXERCISE     REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              -----------   -----------   -----------   -------------   -----------   -------------
Dean A. DeBiase.............        --        $    --       527,050        507,766          --             --
Samuel M. Hedgpeth III......        --             --       296,737        283,261          --             --
Jeffrey A. Schwartz.........        --             --        55,417        169,583          --             --
Regan Senkarik..............        --             --        28,074        114,426          --             --
Fred L. Ruffin..............        --             --            --        130,000          --             --
Nadyne G. Edison Ph.D. .....        --             --        45,714        174,286          --             --
Jerome S. Karr..............        --             --            --        135,000          --             --
Thomas L. Stone.............        --             --        29,631             --          --             --
David L. Greene.............    10,000         24,375         9,081             --          --             --

-------------------------
(1) "Value Realized" represents the fair market value of the shares of common stock underlying the option on the date of exercise, less the aggregate exercise price of the option.

(2) None of the options set forth on this table are "in-the-money."

     EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS.

     In May 2000, the board of directors adopted a Change of Control Benefit Plan, or COC Plan. Upon a change of control of Autoweb, the vesting of 75% of the stock underlying any stock options or restricted stock held by participants will accelerate. In the event the participant is terminated without cause or terminates their employment for good reason, within one year following a change of control of Autoweb, any unvested stock options or restricted stock will be immediately exercisable. In addition, the participant will receive a cash lump sum payment equal to any unpaid base salary plus an amount equal to a pro-rated bonus of up to 35% of base salary and an amount equal to one year of their base salary multiplied by their severance multiple. In January 2001, Jeffrey Schwartz, Regan Senkarik, Fred Ruffin, Nadyne Edison, Jerome Karr and other executive officers elected to become participants in the COC Plan.

     Under the terms of an offer letter between the Autoweb and Dean DeBiase, dated December 16, 1998, as amended March 30, 2001, if Mr. DeBiase is terminated for any reason other than cause, he will receive a lump sum payment equal to one year of his then current salary and may continue to participate in certain retirement, medical and other plans for one year following his termination. In the event of a change of control of Autoweb, 75% of Mr. DeBiase's unvested stock options or restricted stock will be immediately exercisable. Furthermore, if within one year following a change of control of Autoweb, Mr. DeBiase's employment is terminated for any reason other than cause or he terminates his employment for good reason, in addition to the termination benefits mentioned above, any unvested stock options or restricted stock will be immediately exercisable, and he will receive an amount equal to a pro-rated bonus, not to exceed 35% of his total then current salary.

     On November 5, 1999, Autoweb entered into an employment agreement with Samuel Hedgpeth. In the event Mr. Hedgpeth was terminated for any reason other than cause, Mr. Hedgpeth would receive severance payments at his final salary rate and benefits for the nine month period following his termination, plus compensation and benefits earned through his date of termination, and 75% of his unvested stock options would become immediately exercisable. In the event of a change of control, 75% of any unvested options would become immediately exercisable if Mr. Hedgpeth was not retained by the acquiring company. Mr. Hedgpeth resigned his positions as President and Chief Executive Officer in November 2000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the compensation committee of the board of directors has at any time since Autoweb's formation been an officer or employee of Autoweb. No executive officer of Autoweb serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on Autoweb's board of directors or compensation committee.

        AUTOWEB COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     This report on executive compensation is required by the Securities and Exchange Commission and shall not be deemed to be incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Securities Act, or under the Exchange Act, except to the extent that Autoweb specifically incorporates this information by reference, and shall not otherwise be deemed soliciting material or filed under such Acts.

     Final decisions regarding executive compensation and stock option grants to executives are made by the compensation committee of the board of directors. The compensation committee is composed of three independent non-employee directors, none of whom have any interlocking relationships as defined by the Securities and Exchange Commission.

GENERAL COMPENSATION POLICY

     The compensation committee acts on behalf of the board of directors to establish the general compensation policy of Autoweb for all employees of Autoweb. The compensation committee typically reviews base salary levels and target bonuses for the Chairman of the Board, the Chief Executive Officer and other executive officers and employees of Autoweb during the first quarter of each year. The compensation committee administers Autoweb's incentive and equity plans, including the 1999 Equity Incentive Plan and the 1999 Employee Stock Purchase Plan.

     The compensation committee's philosophy in compensating all employees, including the Chairman of the Board and the Chief Executive Officer, is to relate compensation to both corporate and individual performance. Thus, Autoweb's general compensation policy, which applies to all employees of Autoweb, relates a portion of each individual's total compensation to the company-wide management, financial and individual objectives set forth quarterly and at the beginning of the year. Consistent with this policy, a designated portion of the compensation of the executive officers of Autoweb is contingent on corporate performance and, in the case of certain executive officers, adjusted based on the individual officer's performance as measured against personal objectives, as determined by the compensation committee in its discretion. Long-term equity incentives for executive officers are effected through the granting of stock options under the incentive plan. Stock options generally have value for the executive only if the price of Autoweb's stock increases above the fair market value on the grant date and the executive remains in Autoweb's employ for the period required for the options to vest.

     The base salaries, incentive compensation and stock option grants of the executive officers are determined in part by the compensation committee informally reviewing data on prevailing compensation practices in technology companies with whom Autoweb competes for executive talent, and by their evaluating such information in connection with Autoweb's corporate goals. In addition, the compensation committee occasionally commissions consultants to review current compensation levels in the context of the market environment. To this end, the compensation committee attempts to compare the compensation of Autoweb's executive officers with the compensation practices of comparable companies to determine base salary, target bonuses and target total cash compensation. In addition to their base salaries, Autoweb's executive officers, including the Chairman of the Board and the Chief Executive Officer, are each eligible to receive a cash bonus and to participate in the 1999 Equity Incentive Plan and the 1999 Employee Stock Purchase Plan.

2000 EXECUTIVE COMPENSATION

     Base Compensation. The compensation committee reviewed individual and company performance and established a base salary level to be effective January 1, 2000 or, in the case of promotions, at the effective point, for each executive officer, including the Chief Executive Officer.

     Incentive Compensation. Cash bonuses were awarded during 2000 only if an executive officer achieved predetermined individual performance goals and Autoweb met predetermined corporate objectives set by the compensation committee. In certain cases, such as for the Chief Executive Officer, cash bonuses were paid exclusively based on rates stipulated in individual offer letters. During 2000, these objectives were set quarterly in accordance with the incentive plan implemented during the fourth quarter of 1999. The chief executive officer's subjective judgment of executives' performance (other than his own) was taken into account in determining whether those goals have been satisfied. The target amount of bonus and the actual amount of bonus are determined by the compensation committee, in its discretion. Cash bonuses were paid to executive officers during the first and second quarter of 2000. No cash bonuses were paid during the third and fourth quarters of 2000, other than those stipulated in individual offer letters.

     Stock Options. Stock options are an essential element of Autoweb's executive compensation package. The compensation committee believes that equity-based compensation in the form of stock options links the interests of management and stockholders by focusing employees and management on increasing stockholder value. The actual value of such equity-based compensation depends entirely on appreciation of Autoweb's stock. Approximately 100% of Autoweb's full-time employees participate in the incentive plan.

     In 2000, stock options were granted to each executive officer except Mr. DeBiase and Mr. Schmidt, who joined Autoweb in December. Stock options typically have been granted to executive officers when the executive first joins Autoweb, in connection with a significant change in responsibilities and, occasionally, to achieve equity within a peer group. The compensation committee may, however, grant additional stock options to executives for other reasons. The number of shares subject to each stock option granted is within the discretion of the compensation committee and is based on anticipated future contribution and ability to impact corporate and/or business unit results, past performance or consistency within the executive's peer group. In 2000, the compensation committee considered these factors, as well as the number of options held by such executive officers that remained unvested. In the discretion of the compensation committee, executive officers may also be granted stock options to provide greater incentives to continue their employment with Autoweb and to strive to increase the value of Autoweb's common stock. The stock options generally become exercisable over either a three-year or four-year period and are granted at a price that is equal to the fair market value of Autoweb's common stock on the date of grant. In granting options, particular attention was given to the company-wide management objectives and the executive officers' success in obtaining specific individual financial and operational objectives established for 2000 and to the number of options currently held by the executive officers that remain unvested.

     Company Performance, Chairman of the Board and Chief Executive Officer Compensation. Messrs. DeBiase, Hedgpeth and Schwartz were responsible for Autoweb achieving a significant portion of its objectives for 2000. These objectives included satisfactorily managing Autoweb's overall corporate business plan, such as meeting Autoweb's revenue targets and significantly strengthening Autoweb's market position. Based upon the criteria set forth under the discussion of "Incentive Compensation" above, the compensation committee awarded Mr. DeBiase incentive compensation of $100,000. The compensation committee awarded Mr. Hedgpeth incentive compensation of $36,000. These figures represent the bonus guaranteed in Mr. DeBiase's offer letter and 100% of the target bonus for Mr. Hedgpeth. Mr. DeBiase was not granted any stock options in 2000, after consideration of his prior outstanding option grants and the number of options that remained unexercisable, and the number of shares Mr. DeBiase already owns. In 1999, Mr. Hedgpeth was awarded options to purchase aggregate of 304,987 shares of Autoweb's common stock. In 2000, Mr. Schwartz was granted options to purchase 70,000 shares of Autoweb's common stock. The compensation committee reviewed the compensation practices of the comparable companies in determining the compensation for Messrs. DeBiase, Hedgpeth and Schwartz.

     Compliance with Section 162(m) of the Internal Revenue Code of
1986. Autoweb intends to comply with the requirements of Section 162(m) of the Code. The incentive plan is already in compliance with Section 162(m) by limiting stock awards to named executive officers. Autoweb does not expect cash compensation for 2001 to be in excess of $1,000,000 or consequently to be affected by the requirements of Section 162(m).

                                          Compensation Committee

                                          Jay C. Hoag
                                          Lawrence W. Lepard
                                          Mark R. Ross

                    REPORT OF THE AUDIT COMMITTEE OF AUTOWEB

     This report of the audit committee is required by the Securities and Exchange Commission and shall not be deemed to be incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Securities Act, or under the Exchange Act, except to the extent that Autoweb specifically incorporates this information by reference, and shall not otherwise be deemed soliciting material or filed under such Acts.

     The audit committee of Autoweb is composed of three independent directors and operates under a written charter approved by the audit committee and adopted by the board of directors, which is attached to this joint proxy statement/prospectus as Annex E. The members of the audit committee are Jay C. Hoag, Lawrence W. Lepard and Mark R. Ross. The audit committee recommends to the board of directors, subject to stockholder ratification, the selection of Autoweb's independent accountants.

     Management is responsible for Autoweb's internal controls and the financial reporting process. The independent accountants are responsible for performing an independent audit of Autoweb's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The audit committee's responsibility is to monitor and oversee these processes.

     In this context, the audit committee has met and held discussions with management and the independent accountants. Management represented to the audit committee that Autoweb's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the audit committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The audit committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees."

     Autoweb's independent accountants also provided to the audit committee the written disclosures required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the audit committee discussed with the independent accountants that firm's independence.

     Based upon the audit committee's discussion with management and the independent accountants and the audit committee's review of the representation of management and the report of the independent accountants to the audit committee, the audit committee recommended that the board of directors include the audited consolidated financial statements in Autoweb's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Securities and Exchange Commission.

                                          Audit Committee

                                          Jay C. Hoag
                                          Lawrence W. Lepard
                                          Mark R. Ross

COMPANY STOCK PRICE PERFORMANCE

     The stock price performance graph below is required by the Securities and Exchange Commission and shall not be deemed to be incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Securities Act, or under the Exchange Act, except to the extent that Autoweb specifically incorporates this information by reference, and shall not otherwise be deemed soliciting material or filed under such Acts.

     The graph below compares the cumulative total stockholder return on the common stock of Autoweb from March 23, 1999 (based on the closing price on the first day of trading of Autoweb's stock pursuant to the registration statement declared effective for Autoweb's initial public offering) to December 31, 2001 with the cumulative total return of the Nasdaq Composite and TheStreet.com e-Commerce Index over the same period (assuming the investment of $100 in the common stock of Autoweb and in each of the other indices on March 23, 1999, and reinvestment of all dividends).

     The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of Autoweb's common stock.

                  COMPARISON OF CUMULATIVE TOTAL RETURN AMONG
                    AUTOWEB.COM, INC., NASDAQ COMPOSITE AND
                         THESTREET.COM E-COMMERCE INDEX

                                                                                THE STREET.COM E-
                                                          AWEB                   COMMERCE INDEX             NASDAQ COMPOSITE
                                                          ----                  -----------------           ----------------
3/23/99                                                 100.0000                    100.0000                    100.0000
3/31/99                                                  89.0625                    104.8430                    105.9650
6/30/99                                                  37.3438                    102.0700                    115.6400
9/30/99                                                  22.3438                     83.5767                    118.2240
12/31/99                                                 27.1875                    105.4070                    175.1870
3/31/00                                                  17.9688                     76.0721                    196.8640
6/30/00                                                   5.3125                     43.1701                    170.7440
9/29/00                                                   3.3594                     37.2366                    158.1180
12/29/00                                                  0.6250                     15.0092                    106.3580

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16 of the Exchange Act requires Autoweb's directors and officers, and persons who own more than 10% of a registered class of Autoweb's equity securities, to file initial reports of ownership and reports of changes in ownership with the Commission. Such persons are required by regulation to furnish Autoweb with copies of all Section 16(a) forms they file.

     Based solely on its review of the copies of such forms furnished to Autoweb and written representations from the executive officers and directors of Autoweb, Autoweb believes that all Section 16(a) filing requirements were met during 2000, except that one Form 3, reporting no transactions, for William Barrett was filed late, one Form 4, reporting two transactions, for William Barrett was filed late, one Form 3, reporting one transaction, for Steve Cottrell was filed late, one Form 3, reporting two transactions, for Sandra Craig was filed late, one Form 3, reporting one transaction, for Meri Glade was filed late, one Form 4, reporting two transactions, for David Greene was filed late, one Form 3, reporting eight transactions, for Brian Hafer was filed late, one Form 3, reporting two transactions, for Jerome Karr was filed late, one Form 3, reporting no transactions, for Lawrence Lepard was filed late, one Form 4, reporting one transaction, for Mark Ross was filed late, one Form 3, reporting no transactions, for Fred Ruffin was filed late, one Form 3, reporting one transaction, for Eric Rucker was filed late, one Form 3, reporting no transactions, for Michael Schmidt was filed late, one Form 5, reporting three transactions, for Robert Shapiro was filed late, one Form 4, reporting two transactions, for Robert Shapiro was filed late, one Form 3, reporting six transactions, for Patrick Stanton was filed late, one Form 5, reporting three transactions, for Thomas Stone was filed late, one Form 3, reporting four transactions, for James Wolfe was filed late and one Form 5, reporting an aggregate of eighteen transactions for three late Forms 4 and one late Form 5, for Payam Zamani was filed late.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     From January 1, 2000 to the present, there have been no currently proposed transactions in which the amount involved exceeds $60,000 to which Autoweb or any of its subsidiaries was (or is to be) a party and in which any executive officer, director, 5% beneficial owner of Autoweb's common stock or member of the immediate family of any of the foregoing persons had (or will have) a direct or indirect material interest, except for compensatory payments disclosed where required under "Proposal No. 1 -- Election of Directors -- Director Compensation" and "Executive Compensation" above and the transactions described below.

     Officer Loans. In January 1999, Dean DeBiase, Autoweb's Chairman and Chief Executive Officer, borrowed an aggregate of $921,982 from Autoweb pursuant to three full-recourse, three-year, interest free promissory notes in the amounts of $100,000, $686,396 and $135,586 in connection with the exercise of his options to purchase 199,999 shares of common stock and 395,661 shares of Autoweb Series D Preferred Stock. The $100,000 note is secured by the 199,999 shares of common stock purchased and the $636,396 and $135,586 promissory notes are each secured by the 395,661 shares of common stock into which the purchased Series D Preferred Stock automatically converted at the time of Autoweb's initial public offering. As of April 12, 2000, the full $921,982 continued to remain outstanding. At September 30, 2000, Autoweb's had full recourse promissory notes receivable in the amount of approximately $960,000, approximately $922,000 of which is from Dean DeBiase, Autoweb's Chairman and approximately $38,000 of which is from Samuel Hedgpeth, Autoweb's former President and Chief Executive Officer.

     Lycos, Inc. Agreement. In March 2000, Autoweb and Lycos, Inc. entered into a four year agreement under which a co-branded version of the Autoweb Web site would be accessible across Lycos' network and all its Web properties. Major elements of the Agreement included regularly scheduled payments to Lycos for impressions, integration, and exclusivity. The amount of payments to Lycos over four years under this Agreement totaled $32 million. The Agreement called for a split of net advertising revenue on the co-branded site that was tiered by the amount of gross revenue and varies from year to the year. Autoweb also received a percentage of revenue from the placement of advertising on the Lycos Network in areas and on properties other than the co-branded site for customers that Autoweb referred to Lycos. Lycos shared in a fixed amount of revenue per transaction from those transactions on the co-branded site, if any, above a minimum threshold dollar amount in total. In April 2000, in connection with the Agreement, Lycos acquired 3,035,025 shares of Autoweb's common stock for $21,846,110.

     On March 21, 2001, the four year agreement was terminated by mutual consent and a final payment of $13.3. million was paid to Lycos in settlement of Autoweb's then-outstanding commitments. On April 2, 2001, Autoweb and Lycos entered into a new three year nonexclusive agreement to receive certain content and customer referrals from the co-branded site, along with certain advertising revenue generated from the co-branded site.

                                 LEGAL MATTERS

     The validity of the shares of Autobytel common stock to be issued in connection with the merger will be passed upon for Autobytel by Paul, Hastings, Janofsky & Walker LLP.

                                    EXPERTS

     The consolidated financial statements of Autobytel as of December 31, 2000 and 1999, and for each of the three years ended December 31, 2000, 1999 and 1998, included in this joint proxy statement/prospectus have been audited by Andersen LLP, independent auditors, as stated in their report, appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this Form S-4 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             STOCKHOLDER PROPOSALS

     Stockholders of Autobytel may submit proper proposals for inclusion in Autobytel's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals in writing to the Secretary of Autobytel in a timely manner. In order to be included in Autobytel's proxy materials for the annual meeting of stockholders to be held in the year 2002, stockholder proposals must be received by the Secretary of Autobytel no later than January 9, 2001, and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

     In addition, Autobytel's by-laws establish an advance notice procedure with regard to stockholder nominations for the election of directors or other business to be properly brought before an annual meeting. For nominations or other business to be properly brought before the meeting by a stockholder, such stockholder must provide written notice delivered to the Secretary of Autobytel at least 90 days prior to the anniversary date of the immediately preceding annual meeting, which notice must contain specified information concerning the business or the nominee. Accordingly, a stockholder who intends to present a nomination or proposal at the 2002 Annual Meeting of stockholders without inclusion of the proposal in Autobytel's proxy materials must provide written notice of the nominations or other business they wish to propose to the
Secretary no later than             , 2001. A copy of the full text of the
by-law provision discussed above may be obtained by writing to the Secretary of Autobytel. All notices of proposals by stockholders, whether or not included in Autobytel's proxy materials, should be sent to autobytel.com inc., 18872 MacArthur Boulevard, Irvine, California 92612-1400, Attention: Corporate Secretary.

     Autobytel reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

     It is not anticipated that Autoweb will hold an annual meeting in 2002; however, if Autoweb does hold an annual meeting, any stockholder who wishes to submit a proposal or present a nomination must provide written notice of the nomination or other business to the Secretary of Autoweb no later than January 12, 2002 in order to be included in the proxy statement and form of proxy relating to that meeting. The Autoweb by-laws require that for business to be properly brought before a stockholders' meeting by a stockholder, the stockholder must have given timely written notice not later than 60 days, but not earlier than 90 days, prior to the first anniversary of the preceding year's annual meeting. Such notice shall specify the name of the stockholder, the class and number of shares owned by the stockholder, certain information regarding nominees for director, the general nature of the business proposed to be transacted, the reasons for conducting such business at the meeting and any material interest of the stockholder in such business, and shall be delivered personally to or mailed and received by the secretary of Autoweb. Stockholders must comply with the procedural requirements in Autoweb's by-laws.

Stockholders can obtain a copy of Autoweb's by-laws from Autoweb. The by-laws are also on file with the Securities and Exchange Commission.

     In addition, a stockholder who intends to present a proposal at Autobytel's or Autoweb's 2002 annual meeting without inclusion of the proposal in the proxy materials should be aware that the rules of the Securities and Exchange Commission provide that a proxy may confer discretionary authority on management to vote on a matter if the proponent fails to timely notify Autobytel or Autoweb, as applicable. Such proposals must also have met the other requirements of the rules of the Securities and Exchange Commission relating to stockholder proposals.

                      WHERE YOU CAN FIND MORE INFORMATION

Reports, proxy statements and other            Reports, proxy statements and other
information concerning Autobytel may be        information concerning Autoweb may be
inspected at:                                  inspected at:

The National Association of Securities         The National Association of Securities
Dealers                                        Dealers
1735 K Street, N.W., Washington, D.C. 20006    1735 K Street, N.W., Washington, D.C. 20006

Requests for documents relating to Autobytel   Requests for documents relating to Autoweb
should be directed to:                         should be directed to:

    autobytel.com inc.                         Autoweb.com, Inc.
     Attention: Secretary                           Attention: Secretary
     18872 MacArthur Boulevard                      3270 Jay Street
     Irvine, California 92612-1400                  Santa Clara, California 95054
     (949) 225-4500                                 (408) 970-9100

     Autobytel and Autoweb each file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of their respective reports, proxy statements and other information may be inspected and copied at the following public reference facilities maintained by the Securities and Exchange Commission:

Judiciary Plaza              Citicorp Center              Seven World Trade Center
Room 1024                    500 West Madison Street      13th Floor
450 Fifth Street, N.W.       Suite 1400                   New York, New York 10048
Washington, D.C. 20549       Chicago, Illinois 60661

     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding each of us. The address of the Securities and Exchange Commission website is http://www.sec.gov. Autobytel has filed a registration statement under the Securities Act with the Securities and Exchange Commission with respect to Autobytel's common stock to be issued to Autoweb stockholders in the merger. This joint proxy statement/prospectus constitutes the prospectus of Autobytel filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the Securities and Exchange Commission. You may inspect and copy the registration statement at any of the addresses listed above.

     You should rely only on the information contained in this joint proxy statement/prospectus to vote on the acquisition agreement and the merger. Autobytel and Autoweb have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated
                 , 2001. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than
                 , 2001, and neither the mailing of the joint proxy statement/prospectus to Autobytel and

Autoweb stockholders nor the issuance of Autobytel common stock in the merger shall create any implication to the contrary.

     THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE AUTOBYTEL COMMON STOCK OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE THE OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN THAT JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MEANS, UNDER ANY CIRCUMSTANCES, THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN THIS DOCUMENT OR IN AUTOBYTEL'S OR AUTOWEB'S AFFAIRS SINCE THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS. THE INFORMATION CONTAINED IN THIS DOCUMENT WITH RESPECT TO AUTOWEB AND ITS SUBSIDIARIES WAS PROVIDED BY AUTOWEB. THE INFORMATION CONTAINED IN THIS DOCUMENT WITH RESPECT TO AUTOBYTEL WAS PROVIDED BY AUTOBYTEL.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                               PAGE
                                                               ----
AUTOBYTEL

Audited Consolidated Financial Statements:
  Report of Independent Public Accountants..................   F-1-1
  Consolidated Balance Sheets...............................   F-1-2
  Consolidated Statements of Operations.....................   F-1-3
  Consolidated Statements of Stockholders' Equity...........   F-1-4
  Consolidated Statements of Cash Flows.....................   F-1-5
  Notes to Consolidated Financial Statements................   F-1-7

Unaudited Condensed Consolidated Financial Statements:
  Consolidated Balance Sheets...............................  F-1-22
  Consolidated Statements of Operations.....................  F-1-23
  Consolidated Statements of Cash Flows.....................  F-1-24
  Notes to Consolidated Financial Statements (Unaudited)....  F-1-25

AUTOWEB

Audited Financial Statements:
  Report of Independent Accountants.........................   F-2-1
  Balance Sheets............................................   F-2-2
  Statements of Operations..................................   F-2-3
  Statements of Stockholders' Equity (Deficit)..............   F-2-4
  Statements of Cash Flows..................................   F-2-5
  Notes to Financial Statements.............................   F-2-6

Unaudited Condensed Financial Statements:
  Condensed Balance Sheets..................................  F-2-19
  Condensed Statements of Operations........................  F-2-20
  Condensed Statements of Cash Flows........................  F-2-21
  Notes to Unaudited Condensed Financial Statements.........  F-2-23

                                      F-1-i

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of autobytel.com inc.:

     We have audited the accompanying consolidated balance sheets of autobytel.com inc., a Delaware corporation, and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of autobytel.com inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended December 31, 2000, 1999 and 1998 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Los Angeles, California
February 6, 2001

                                      F-1-1

                               AUTOBYTEL.COM INC.

                          CONSOLIDATED BALANCE SHEETS
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     ASSETS

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  2000            1999
                                                              ------------    ------------
Current assets:
Cash and cash equivalents, includes restricted amounts of
  $15,029 and $206, respectively............................    $ 81,945        $ 85,457
Accounts receivable, net of allowance for doubtful accounts
  of $1,494 and $439, respectively..........................       6,638           4,593
Prepaid expenses and other current assets...................       4,127           2,819
                                                                --------        --------
     Total current assets...................................      92,710          92,869
Property and equipment, net.................................       2,537           1,630
Investments.................................................       1,353              --
Goodwill, net...............................................      23,755              10
Capitalized software in process.............................       3,338              --
Notes receivable............................................         530             287
Other assets................................................          86              76
                                                                --------        --------
     Total assets...........................................    $124,309        $ 94,872
                                                                ========        ========

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $  9,828        $  4,277
  Accrued expenses..........................................       7,519           6,772
  Deferred revenues.........................................       6,360           6,147
  Customer deposits.........................................         185             716
  Other current liabilities.................................         371             201
                                                                --------        --------
     Total current liabilities..............................      24,263          18,113
  Other long-term liabilities...............................          47              53
                                                                --------        --------
     Total liabilities......................................      24,310          18,166
                                                                --------        --------
Minority Interest...........................................       8,193              --
Commitments and contingencies
Stockholders' equity:
  Common stock, $0.001 par value; 200,000,000 shares
     authorized; 20,336,083 and 18,234,613 shares issued and
     outstanding, respectively..............................          20              18
  Warrants..................................................       1,332           1,332
  Additional paid-in capital................................     186,097         141,957
  Accumulated other comprehensive loss......................         (16)             (8)
  Accumulated deficit.......................................     (95,627)        (66,593)
                                                                --------        --------
     Total stockholders' equity.............................      91,806          76,706
                                                                --------        --------
     Total liabilities and stockholders' equity.............    $124,309        $ 94,872
                                                                ========        ========

 The accompanying notes are an integral part of these consolidated statements.

                                      F-1-2

                               AUTOBYTEL.COM INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                               YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------
                                                          2000           1999           1998
                                                       -----------    -----------    ----------
Revenues.............................................  $    66,532    $    40,298    $   23,826
Operating expenses:
  Sales and marketing................................       65,266         44,176        30,033
  Product and technology development.................       22,847         14,262         8,528
  General and administrative.........................       13,797          8,595         5,908
                                                       -----------    -----------    ----------
     Total operating expenses........................      101,910         67,033        44,469
                                                       -----------    -----------    ----------
  Loss from operations...............................      (35,378)       (26,735)      (20,643)
Interest income, net.................................        6,114          3,922           669
Foreign currency exchange loss, net..................         (106)            (6)           (4)
Equity losses in unconsolidated subsidiary...........           --           (126)           --
Other income (expense)...............................            9           (322)          615
                                                       -----------    -----------    ----------
  Loss before minority interest losses and provision
     for income taxes................................      (29,361)       (23,267)      (19,363)
Minority interest losses.............................          369             --            --
                                                       -----------    -----------    ----------
  Loss before provision for income taxes.............      (28,992)       (23,267)      (19,363)
Provision for income taxes...........................           42             53            35
                                                       -----------    -----------    ----------
  Net loss...........................................  $   (29,034)   $   (23,320)   $  (19,398)
                                                       ===========    ===========    ==========
Basic and diluted net loss per share.................  $     (1.45)   $     (1.48)   $    (2.30)
                                                       ===========    ===========    ==========
Shares used in computing basic and diluted net loss
  per share..........................................   20,047,173     15,766,406     8,423,038
                                                       ===========    ===========    ==========
Other comprehensive income (loss):
  Net loss...........................................  $   (29,034)   $   (23,320)   $  (19,398)
  Cumulative translation adjustment..................           (8)            11           (19)
                                                       -----------    -----------    ----------
     Comprehensive loss..............................  $   (29,042)   $   (23,309)   $  (19,417)
                                                       ===========    ===========    ==========

 The accompanying notes are an integral part of these consolidated statements.

                                      F-1-3

                               AUTOBYTEL.COM INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                         CONVERTIBLE
                                       PREFERRED STOCK        COMMON STOCK
                                     -------------------   -------------------                          ADDITIONAL
                                       NUMBER                NUMBER                         PAID-IN      DEFERRED     TRANSLATION
                                     OF SHARES    AMOUNT   OF SHARES    AMOUNT   WARRANTS   CAPITAL    COMPENSATION   ADJUSTMENT
                                     ----------   ------   ----------   ------   --------   --------   ------------   -----------
Balance, December 31, 1997.........   3,945,189    $ 4      8,324,443    $ 8      $   --    $ 37,123       $(1)          $ --
  Issuance of Series C convertible
    preferred stock at $8.80 per
    share..........................   3,370,455      3             --     --          --      29,443        --             --
  Issuance of Series C convertible
    preferred stock at $8.80 per
    share in exchange for
    advertising....................     121,009     --             --     --          --       1,065        --             --
  Issuance of warrants in exchange
    for start-up costs for a Pan-
    European entity................          --     --             --     --         792          --        --             --
  Issuance of warrant in exchange
    for involvement in a broadband
    application project............          --     --             --     --         540          --        --             --
  Issuance of common stock upon
    exercise of stock options......          --     --        181,012     --          --         169        --             --
  Issuance of common stock at
    $13.20 per share...............          --     --          1,000     --          --          13        --             --
  Amortization of deferred
    compensation...................          --     --             --     --          --          --         1             --
  Foreign currency translation
    adjustment.....................          --     --             --     --          --          --        --            (19)
  Net loss.........................          --     --             --     --          --          --        --             --
                                     ----------    ---     ----------    ---      ------    --------       ---           ----
Balance, December 31, 1998.........   7,436,653      7      8,506,455      8       1,332      67,813        --            (19)
  Conversion of Series A, B and C
    convertible preferred stock to
    common stock...................  (7,436,653)    (7)     5,852,290      6          --           1        --             --
  Issuance of common stock in
    initial public offering, net of
    issuance cost..................          --     --      3,500,000      4          --      72,080        --             --
  Issuance of common stock upon
    exercise of stock options......          --     --        362,630     --          --         790        --             --
  Issuance of common stock under
    employee stock purchase plan...          --     --          3,161     --          --          48        --             --
  Compensation expense recorded for
    fair market value of warrant in
    excess of exercise price.......          --     --         10,077     --          --         162        --             --
  Compensation expense recorded for
    fair market value of stock
    options in excess of exercise
    price..........................          --     --             --     --          --       1,063        --             --
  Foreign currency translation
    adjustment.....................          --     --             --     --          --          --        --             11
  Net loss.........................          --     --             --     --          --          --        --             --
                                     ----------    ---     ----------    ---      ------    --------       ---           ----
Balance, December 31, 1999.........          --     --     18,234,613     18       1,332     141,957        --             (8)
  Issuance of common stock upon
    acquisition of A.I.N.
    Corporation....................          --     --      1,800,000      2          --      19,690        --             --
  Issuance of common stock upon
    exercise of stock options......          --     --        280,000     --          --         646        --             --
  Issuance of common stock under
    employee stock purchase plan...          --     --         21,470     --          --         134        --             --
  Compensation expense recorded for
    fair market value of stock
    options in excess of exercise
    price..........................          --     --             --     --          --         393        --             --
  Net gain on sale of subsidiary
    stock..........................          --     --             --     --          --      23,277        --             --
  Foreign currency translation
    adjustment.....................          --     --             --     --          --          --        --             (8)
  Net Loss.........................          --     --             --     --          --          --        --             --
                                     ----------    ---     ----------    ---      ------    --------       ---           ----
Balance, December 31, 2000.........          --    $--     20,336,083    $20      $1,332    $186,097       $--           $(16)
                                     ==========    ===     ==========    ===      ======    ========       ===           ====


                                     CUMULATIVE
                                     ACCUMULATED
                                       DEFICIT      TOTAL
                                     -----------   --------
Balance, December 31, 1997.........   $(23,875)    $ 13,259
  Issuance of Series C convertible
    preferred stock at $8.80 per
    share..........................         --       29,446
  Issuance of Series C convertible
    preferred stock at $8.80 per
    share in exchange for
    advertising....................         --        1,065
  Issuance of warrants in exchange
    for start-up costs for a Pan-
    European entity................         --          792
  Issuance of warrant in exchange
    for involvement in a broadband
    application project............         --          540
  Issuance of common stock upon
    exercise of stock options......         --          169
  Issuance of common stock at
    $13.20 per share...............         --           13
  Amortization of deferred
    compensation...................         --            1
  Foreign currency translation
    adjustment.....................         --          (19)
  Net loss.........................    (19,398)     (19,398)
                                      --------     --------
Balance, December 31, 1998.........    (43,273)      25,868
  Conversion of Series A, B and C
    convertible preferred stock to
    common stock...................         --           --
  Issuance of common stock in
    initial public offering, net of
    issuance cost..................         --       72,084
  Issuance of common stock upon
    exercise of stock options......         --          790
  Issuance of common stock under
    employee stock purchase plan...         --           48
  Compensation expense recorded for
    fair market value of warrant in
    excess of exercise price.......         --          162
  Compensation expense recorded for
    fair market value of stock
    options in excess of exercise
    price..........................         --        1,063
  Foreign currency translation
    adjustment.....................         --           11
  Net loss.........................    (23,320)     (23,320)
                                      --------     --------
Balance, December 31, 1999.........    (66,593)      76,706
  Issuance of common stock upon
    acquisition of A.I.N.
    Corporation....................         --       19,692
  Issuance of common stock upon
    exercise of stock options......         --          646
  Issuance of common stock under
    employee stock purchase plan...         --          134
  Compensation expense recorded for
    fair market value of stock
    options in excess of exercise
    price..........................         --          393
  Net gain on sale of subsidiary
    stock..........................         --       23,277
  Foreign currency translation
    adjustment.....................         --           (8)
  Net Loss.........................    (29,034)     (29,034)
                                      --------     --------
Balance, December 31, 2000.........   $(95,627)    $ 91,806
                                      ========     ========

 The accompanying notes are an integral part of these consolidated statements.

                                      F-1-4

                               AUTOBYTEL.COM INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  YEARS ENDED DECEMBER 31,
                                                              --------------------------------
                                                                2000        1999        1998
                                                              --------    --------    --------
Cash flows from operating activities:
  Net loss..................................................  $(29,034)   $(23,320)   $(19,398)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................     2,752       1,298       1,255
  Provision for bad debt....................................     1,409         189         187
  Loss on disposal of property and equipment................        30         103           1
  Reserve for foreign currency exchange loss................       132          --          --
  Amortization of deferred compensation.....................        --          --           1
  Issuance of Series C convertible preferred stock in
    exchange for advertising................................        --          --       1,065
  Issuance of warrants in exchange for start-up costs for a
    Pan-European entity.....................................        --          --         792
  Issuance of warrants in exchange for involvement in
    broadband application project...........................        --          --         540
  Compensation expense recorded for fair market value of
    stock options in excess of exercise price...............       393       1,063          --
  Compensation expense recorded for fair market value of
    warrant in excess of exercise price.....................        --         162          --
  Equity losses in unconsolidated subsidiary................        --         126          --
  Changes in assets and liabilities:
    Accounts receivable.....................................    (3,137)     (2,467)     (1,009)
    Prepaid expenses and other current assets...............      (670)     (1,466)       (558)
    Other assets............................................       289         (26)       (252)
    Accounts payable........................................     4,518       1,362         692
    Accrued expenses........................................       576       5,857        (132)
    Deferred revenues.......................................       213       2,139         308
    Customer deposits.......................................      (531)        371         218
    Other current liabilities...............................      (613)        168         (33)
    Other long-term liabilities.............................       (69)        (70)         32
                                                              --------    --------    --------
         Net cash used in operating activities..............   (23,742)    (14,511)    (16,291)
                                                              --------    --------    --------
Cash flows from investing activities:
  Acquisition of business, net of cash acquired.............    (4,374)         --          --
  Investment in foreign entities............................    (1,353)         --          --
  Investment in debt security of foreign entities...........      (830)         --          --
  Investment in unconsolidated subsidiary...................        --        (126)         --
  Notes receivable from foreign entity......................      (268)         --          --
  Purchases of property and equipment.......................    (1,849)       (823)     (1,147)
  Capitalized software costs................................    (3,338)         --          --
                                                              --------    --------    --------
         Net cash used in investing activities..............   (12,012)       (949)     (1,147)
                                                              --------    --------    --------
Cash flows from financing activities:
  Net proceeds from sale of common stock....................       780      72,922         182
  Net proceeds from sale of subsidiary company stock........    31,470          --          --
  Net proceeds from issuance of Series C convertible
    preferred stock.........................................        --          --      29,446
                                                              --------    --------    --------
         Net cash provided by financing activities..........    32,250      72,922      29,628
Effect of foreign currency exchange rates on cash...........        (8)         11         (19)
                                                              --------    --------    --------
Net increase (decrease) in cash and cash equivalents........    (3,512)     57,473      12,171
Cash and cash equivalents, beginning of period..............    85,457      27,984      15,813
                                                              --------    --------    --------
Cash and cash equivalents, end of period....................  $ 81,945    $ 85,457    $ 27,984
                                                              ========    ========    ========
Supplemental disclosure of cash flow information:
  Cash paid during the period for income taxes..............  $     42    $     53    $     35
                                                              ========    ========    ========
  Cash paid during the period for interest..................  $     51    $      2    $      3
                                                              ========    ========    ========

                                      F-1-5

Supplemental disclosure of non-cash financing activities (See Note 8):

     - In April 1998, 56,776 shares of Series C convertible preferred stock with a fair market value of $8.80 per share convertible into common stock at the conversion price of $13.20 per share were issued for advertising.

     - In October 1998, 64,233 shares of Series C convertible preferred stock with a fair market value of $8.80 per share convertible into common stock at the conversion price of $13.20 per share were issued for advertising.

     - In November and December 1998, warrants to purchase 439,800 shares of common stock at $13.20 per share were issued to investors in Series C convertible preferred stock in exchange for commitment to fund start-up activities of a Pan-European entity.

     - In December 1998, a warrant to purchase 300,000 shares of common stock at $13.20 per share was issued to an investor in exchange for involvement in a broadband application project.

     - In December 1999, a warrant to purchase 33,333 shares of common stock at $11.25 per share was exercised in a cashless exercise. Under the warrant, 25,235 shares were exchanged for an aggregate fair market value of $375 to pay for the exercise.

     - In February 2000, Autobytel.com acquired all of the outstanding stock of A.I.N. Corporation, the owner of CarSmart.com. The components of the purchase price were as follows:

Cash paid...................................................  $ 3,000
1.8 million shares of Autobytel.com stock at an agreed upon
  price.....................................................   19,692
Acquisition costs...........................................    1,561
Assumption of net stockholders' deficit.....................      973
                                                              -------
                                                              $25,226
                                                              =======

 The accompanying notes are an integral part of these consolidated statements.

                                      F-1-6

                               AUTOBYTEL.COM INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION AND OPERATIONS OF AUTOBYTEL

     Autobytel, along with its subsidiaries, is an internationally branded online automotive commerce company that provides consumers with automotive solutions throughout the lifecycle of vehicle ownership. Autobytel owns branded Internet sites for new and pre-owned vehicle information and automotive services that link buyers and sellers in an information-rich environment. Through its Web sites (www.autobytel.com and www.carsmart.com), consumers can research pricing, specifications and other information related to new and pre-owned vehicles and purchase, finance, lease, insure, sell or maintain their vehicles. When consumers indicate they are ready to buy a vehicle, they can be connected to participating dealers in the United States and Canada, or to other sellers through its classified ads.

     Autobytel has also established international joint ventures and/or licensing agreements to market new and used vehicles in the United Kingdom, Sweden, Japan, Australia, The Netherlands and Spain.

     Since its inception in January 1995, Autobytel has invested in marketing its brand name and developing infrastructure to support anticipated future operating growth. As a result, Autobytel has experienced significant operating losses and has an accumulated deficit of $95,627 as of December 31, 2000. Management believes current cash and cash equivalents are sufficient to meet anticipated cash needs for working capital and capital expenditures for at least the next twelve months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of autobytel.com and its wholly and majority owned direct and indirect subsidiaries. Autobytel's wholly and majority owned subsidiaries include:
Autobytel Services Corporation, Auto-By-Tel Acceptance Corporation, Auto-By-Tel Insurance Services, Inc., Autobytel.ca inc., Kre8.net, inc., e-autosdirect.com inc., Autobytel.Europe LLC (formerly Auto-By-Tel International LLC), Autobytel.Europe Investment B.V., Autobytel.Europe Holdings B.V., I-Net Training Technologies, LLC, Autobytel Acquisition I Corp., Autobytel Information Services Inc., AutoVisions Communications, Inc. and A.I.N. Corporation.

     Investments in which Autobytel has the ability to exercise significant influence, but not control, are accounted for using the equity method. Autobytel accounts for its investments in Autobytel Japan and Autobytel Australia under the equity method. The application of the equity method against its investment in Autobytel Japan has been suspended, as its original investment of $126 was fully expensed in 1999. Autobytel has no basis in its equity investment in Autobytel Australia and, accordingly, has not recorded any losses. Autobytel will resume application of the equity method when its share of net income equals its share of net losses unrecognized during the suspension period.

     All other investments in affiliates are carried at cost. Autobytel accounts for its investments in Auto-By-Tel AB, Automoviles Bytel S.A., Autoatnet S.A. and Autobytel France S.A. using the cost method.

     All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                      F-1-7

                               AUTOBYTEL.COM INC.

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Cash and Cash Equivalents

     For the purposes of the consolidated balance sheets and the consolidated statements of cash flows, Autobytel considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     As of December 31, 2000, $15,000 is held in a restricted interest bearing account as a reserve for three foreign exchange forward contracts expiring in June 2001.

Financial Instruments

     Autobytel does not hold or issue financial instruments for speculative purposes. Autobytel enters into off-balance sheet foreign currency forward exchange instruments in order to hedge certain financing and investment transactions denominated in foreign currencies. Gains and losses on the investing and financing transactions are included in other income (expense).

Concentration of Credit Risk

     Financial instruments that potentially subject Autobytel to significant concentrations of credit risk consist primarily of accounts receivable. Accounts receivable are primarily derived from fees billed to subscribing dealers and international licencees. Autobytel generally requires no collateral to support customer receivables and maintains reserves for potential credit losses. Historically, such losses have been minor and within management's expectations. As of December 31, 2000 and 1999, no subscribing dealer, international licensee or other customer accounted for greater than 10% of accounts receivable.

Property and Equipment

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three years. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

Goodwill

     Goodwill is amortized using the straight-line method over its estimated useful life, generally 15 years. Amortization expense for the year ended December 31, 2000 was $1,482.

Capitalized Software in Process

     In accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", Autobytel expenses software development costs until technological feasibility has been established. Costs incurred subsequent to technological feasibility are capitalized on a product by product basis. Amortization is provided using (i) the ratio that current gross revenues for a product bear to the total of current anticipated future gross revenues from that product or (ii) the straight-line method over the remaining estimated economic life of the product, whichever is greater. As of December 31, 2000, capitalized software in process costs totaled $3,338. Related amortization expense will be recorded when the product is available for general release to customers.

                                      F-1-8

                               AUTOBYTEL.COM INC.

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Stock-Based Compensation

     Autobytel accounts for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, compensation expense is recognized over the vesting period based on the excess of the fair market value over the exercise price on the grant date. (See Note 9.)

     In 1996, Autobytel adopted SFAS No. 123, "Accounting for Stock-Based Compensation." Autobytel has elected to continue accounting for stock-based compensation issued to employees using APB No. 25 and, accordingly, proforma disclosures required under SFAS No. 123 have been presented. (See Note 9.)

Revenue Recognition

     Autobytel's revenues primarily consist of fees paid by subscribing dealers located in the United States and Canada. These fees are comprised of an initial fee and a monthly fee. The initial fee is recognized ratably over the service period of twelve months. The monthly fee is recognized in the period services are provided.

     Autobytel also derives revenues from license and service agreements with international licensees. These agreements grant the licensees the right to use Autobytel's proprietary software, technology and other business procedures to market new and used vehicles in exchange for certain fees. Revenues from these fees are recognized in accordance with the provisions of Statement of Position
(SOP) 97-2, "Software Revenue Recognition." These fees include: (i) orientation fees, which are recognized on the effective date of the license and service agreements, (ii) localization and development fees and minimum annual maintenance fees, which are recognized as services are provided, and (iii) minimum annual license fees, which are recognized ratably over a twelve month period beginning on the date the international Web site is launched.

     Deferred revenues are comprised of unearned fees.

Risks Due to Concentration of Significant Customers and Export Sales

     For all periods presented in the accompanying consolidated statements of operations, no subscribing dealer, international licensee or other customer accounted for greater than 10% of revenues.

     Autobytel conducts its business within one industry segment. Revenues from customers outside of the United States were less than 10% of total revenues for all periods presented in the accompanying consolidated statements of operations.

Sales and Marketing

     Sales and marketing expense primarily includes Internet marketing and advertising expenses, fees paid to purchase request providers, promotion and advertising expenses to build brand awareness and encourage potential customers to visit Autobytel's Web sites and personnel and other costs associated with sales, marketing, training and support of Autobytel's dealer networks. Sales and marketing costs are recorded as expenses as incurred. For the years ended December 31, 2000, 1999 and 1998, Internet marketing and advertising costs were $20,564, $14,288 and $11,090 and television advertising expenses were $10,720, $8,485 and $5,296 respectively.

Product and Technology Development

     Product and technology development expense primarily includes personnel costs related to enhancing the features, content and functionality of Autobytel's Web sites and its Internet-based dealer
                                      F-1-9

                               AUTOBYTEL.COM INC.

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

communications platform. It also includes expenses associated with the customization of Autobytel's software for international licensees and telecommunications and computer infrastructure. Product and technology development expenditures are expensed as incurred or capitalized as appropriate.

General and Administrative

     General and administrative expense primarily consists of executive, financial and legal personnel expenses, costs related to being a public company and non-cash compensation charges related to stock options granted in 1999. Non-cash compensation expense in 2000 and 1999 was $393 and $1,063, respectively. (See Note 9.) A non-recurring charge of $601 associated with an aborted acquisition was charged to general and administrative expense in 1999.

Foreign Currency Translation

     The assets and liabilities of Autobytel's foreign subsidiaries are translated into United States dollars at the current exchange rate as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. Gains and losses resulting from the translation of the financial statements are reported as a separate component of stockholders' equity.

     Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions which operate as a hedge of an identifiable foreign currency commitment or as a hedge of a foreign currency investment position, are included in other income (expense).

Computation of Basic and Diluted Net Loss Per Share

     Net loss per share has been calculated under SFAS No. 128, "Earnings per Share." SFAS No. 128 requires companies to compute earnings per share under two different methods (basic and diluted). Basic net loss per share is calculated by dividing the net loss by the weighted average shares of common stock outstanding during the period. For the years ended December 31, 2000, 1999 and 1998, diluted net loss per share is equal to basic net loss per share since potential common shares from the conversion of preferred stock, stock options and warrants are antidilutive. Autobytel evaluated the requirements of the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 98, and concluded that there are no nominal issuances of common stock or potential common stock which would be required to be shown as outstanding for all periods as outlined in SAB No. 98.

New Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 2000 (as amended by SFAS No. 137 and 138). SFAS No. 133 establishes accounting and reporting standards for derivative instruments. Autobytel adopted SFAS No. 133 in January 2001.

3. ACQUISITION OF A.I.N. CORPORATION

     On February 15, 2000, Autobytel acquired all of the outstanding stock of A.I.N. Corporation, the owner of CarSmart, an online buying site for new and used vehicles, for $3,000 in cash and 1.8 million shares of its common stock with an agreed upon value of $19,690. The acquisition has been accounted for using the purchase method of accounting. The purchase price has been allocated to the assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date.

                                      F-1-10

                               AUTOBYTEL.COM INC.

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The excess of the purchase price over the fair value of the assets acquired and liabilities assumed has been recorded as goodwill in the amount of $25,226 and will be amortized over a 15 year period.

     A.I.N. Corporation's results of operations from the date of acquisition through December 31, 2000 have been included in the accompanying consolidated statements of operations.

     The following summarized unaudited pro forma consolidated results of operation are presented as if the acquisition of A.I.N. Corporation had been made at the beginning of 1999. The unaudited pro forma results are not necessarily indicative of future earnings or earnings that would have been reported had the acquisition been completed as presented.

                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
                                                                  (UNAUDITED)
Revenue.....................................................  $ 67,806    $ 45,120
Net loss before provision for income taxes..................   (30,095)    (27,181)
Provision for income taxes..................................        42          56
Net loss....................................................   (30,137)    (27,237)
Basic and diluted net loss per share........................  $  (1.50)   $  (1.55)

4. AUTOBYTEL.EUROPE LLC

     Autobytel.Europe LLC (Autobytel.Europe), formerly Auto-By-Tel International LLC and a wholly owned subsidiary of Autobytel, was incorporated in August 1997 and began operations in the fourth quarter of 1999. Autobytel.Europe was formed to expand the Autobytel business model and operations throughout Europe.

     In January 2000, Autobytel.Europe and Autobytel entered into an operating agreement with strategic investors to carryout the expansion plan. In the first quarter of 2000, a total of $36,700 was invested in Autobytel.Europe. The investment was comprised of a $31,700 contribution from strategic investors in exchange for a 22.5% minority interest. Autobytel contributed $5,000, an exclusive, royalty-free, perpetual license to use or sublicense the "Autobytel" brand name and proprietary software, and assigned its existing License and Services Agreements for the United Kingdom, Scandinavia and Finland to Autobytel.Europe. Autobytel retains a 77.5% controlling interest.

     Autobytel.Europe is considered a start-up company. In accordance with Staff Accounting Bulletin 51, the difference between Autobytel's carrying amount of the investment in Autobytel.Europe and the underlying net book value of Autobytel.Europe immediately after the investment was reflected as a capital transaction and credited directly to Autobytel's equity.

                                      F-1-11

                               AUTOBYTEL.COM INC.

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                              FOR THE YEARS ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
Computer software and hardware..............................  $ 4,639     $ 3,294
Furniture and equipment.....................................    1,614       1,073
Leasehold improvements......................................      806         558
                                                              -------     -------
                                                                7,059       4,925
Less -- Accumulated depreciation and amortization...........   (4,522)     (3,295)
                                                              -------     -------
                                                              $ 2,537     $ 1,630
                                                              =======     =======

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

     Autobytel leases its facilities and certain office equipment under operating leases which expire on various dates through 2005. At December 31, 2000, future minimum lease payments are as follows:

                 YEARS ENDING DECEMBER 31,
                 -------------------------
2001........................................................  $1,428
2002........................................................     593
2003........................................................     374
2004........................................................     289
2005........................................................     233
Thereafter..................................................      --
                                                              ------
                                                              $2,917
                                                              ======

     Rent expense was $1,202, $756 and $509 for the years ended December 31, 2000, 1999 and 1998, respectively.

Marketing and Advertising Agreements

     In March 2000, Autobytel entered into a three year Internet marketing agreement with NBCi, a company that operates a search engine. The agreement permits Autobytel to maintain certain promotional rights and linkage with NBCi, and provides for certain advertising. The payments under the agreement consist of an annual fee and a monthly fee. Autobytel expenses the annual fee ratably over a 12-month period and the monthly fee in the period advertising is provided. As of December 31, 2000, the minimum future payments under the agreement amounted to approximately $8,900.

     Autobytel has agreements with other search engines, Internet service and automotive information providers, including Prodigy, AT&T WorldNet, Edmund's, Kelley Blue Book and Intellichoice, that make available to consumers vehicle research data over the Internet. These agreements are generally for a term of one to four years and require that Autobytel pay a combination of set-up, initial, annual, monthly and variable fees based on the volume of purchase requests received by Autobytel. The set-up fees are expensed as incurred, the initial fees and annual fees are amortized over the period they relate to. The monthly fees are expensed in the month they relate to and variable fees are expensed in the period

                                      F-1-12

                               AUTOBYTEL.COM INC.

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

purchase requests are received. As of December 31, 2000, the minimum future commitments under these agreements were approximately $10,900.

     Autobytel has agreements with network and cable television stations under which it has the right to purchase television advertising. As of December 31, 2000, there were no minimum future commitments under these agreements. Amounts incurred for television advertising are expensed as advertisements are aired.

Employment Agreements

     Autobytel has agreements with Mark W. Lorimer, Chief Executive Officer, Dennis Benner, Executive Vice President -- Corporate Development, Ariel Amir, Executive Vice President and General Counsel, and Andrew F. Donchak, Senior Vice President and Chief Marketing Officer. In the event of termination without cause each executive is entitled to receive a lump sum severance payment equal to the greater of the base salary plus, in certain cases, bonus that would have been received by the executive over the remaining term of the agreement or for one to two years as specified in the applicable agreement, except that Mr. Donchak's payment is equal to one year base salary. Messrs. Lorimer, Benner and Amir are also entitled to additional severance payments in the event of termination within a specified time period of a change of control. The terms of Messrs. Lorimer, Benner and Amir's agreements range from two to three years with one year renewals or an extension upon mutual agreement.

     Autobytel.Europe has employment agreements with Max Rens, Chief Executive Officer, and Peter Oostenenk, Chief Financial Officer. The agreements provide for one year's annual salary in the event of termination without cause. These agreements may be terminated by Autobytel.Europe upon three months notice.

Litigation

     Autobytel may become subject to legal proceedings from time to time in the normal course of business. Autobytel is not currently involved in any litigation that management believes will have a material adverse effect on its financial position or results of operations.

     A.I.N. Corporation was sued on September 1, 1999 in a lawsuit entitled Robert Martins v. Michael J. Gorun, A.I.N., Inc., et al., in Los Angeles Superior Court. The complaint contains causes of action for breach of written and oral contracts, promissory estoppel, breach of fiduciary duty and fraud, and seeks damages and equitable relief. The plaintiff contends he is entitled to a 49.9% ownership interest in A.I.N. Corporation's CarSmart online business based on a purported agreement for the formation of a company called CarSmart On-Line Services. On December 14, 1999, A.I.N. Corporation filed a complaint for declaratory relief on the subject of Mr. Martins' lawsuit in Contra Costa County Superior Court. The Los Angeles action has been transferred to Contra Costa County and the two cases have been consolidated. Autobytel was added as a cross defendant in such action. The lawsuit is and will be vigorously contested on behalf of Autobytel, A.I.N. Corporation and individual co-defendant Michael Gorun.

     The selling shareholders of A.I.N. Corporation are obligated to fully indemnify Autobytel for all losses, including attorney's fees, expenses, settlements and judgements, arising out of the lawsuit. The indemnification obligation was initially secured by 450,000 shares of Autobytel common stock transferred to the selling shareholders as part of the acquisition of A.I.N. Corporation, as well as $250 in cash. As of December 31, 2000, the obligation was secured by the 450,000 shares of common stock and $95 in cash after expenses.

     In July 1998, Autobytel and certain of its past and current officers were sued by a former employee. The plaintiff claimed, among other things, that he was wrongfully terminated. In December 2000, a verdict
                                      F-1-13

                               AUTOBYTEL.COM INC.

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

in favor of plaintiff in the amount of $1.9 million was rendered. Autobytel intends to vigorously contest the judgement.

     From time to time, we are involved in other litigation matters relating to claims arising out of the ordinary course of business. Autobytel is involved in at least one such case currently. Management believes that there are no claims or actions pending or threatened against Autobytel, the ultimate disposition of which would have a material adverse effect on Autobytel's business, results of operations and financial condition. However, if a court or jury rules against Autobytel and the ruling is ultimately sustained on appeal and damages are awarded against Autobytel that include punitive damages, such ruling could have a material and adverse effect on Autobytel's business, results of operations and financial condition.

7. RETIREMENT SAVINGS PLAN

     Autobytel has a retirement savings plan which qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code (the 401(k) Plan.) The 401(k) Plan covers all full time employees of Autobytel who are over 21 years of age and have worked for Autobytel for at least 3 months. Under the 401(k) Plan, participating employees are allowed to defer up to 15% of their pretax salaries up to a maximum of $10.5 per year. Company contributions to the 401(k) Plan are discretionary. In January 2000, Autobytel began to match employee contributions 50 cents per dollar up to a maximum of $3 per year in Autobytel common stock. During 2000, Autobytel matched employee contributions by contributing $326 or 68,686 shares of common stock at the current fair market value on the date the shares were issued.

8. STOCKHOLDERS' EQUITY

Initial Public Offering

     In March 1999, Autobytel consummated its initial public offering and issued 3,500,000 shares of common stock at a price of $23 per share. An additional 1,000,000 shares of common stock were offered by selling stockholders at a price of $23 per share. Autobytel received proceeds of approximately $72,084, net of underwriting discounts, fees and other initial public offering costs.

     At the closing of the offering, outstanding shares of Series A, Series B and Series C convertible preferred stock were automatically converted to an aggregate total of 5,852,290 shares of common stock.

     In addition, the selling stockholders granted the underwriters a 30-day option to purchase up to an additional 637,500 shares of common stock to cover over-allotments. The underwriters exercised this option in April 1999.

Preferred Stock

     As of December 31, 2000, 11,445,187 shares of preferred stock with a $0.001 par value were authorized and undesignated.

Warrants

     In November 1998, Autobytel issued a warrant to purchase 150,000 shares of common stock to Invision AG, an investor in its Series C convertible preferred stock (Series C Preferred), in exchange for their commitment to assist Autobytel with organizational and start-up activities related to a Pan-European entity in which Autobytel may invest with them. The warrant is exercisable at $13.20 per share and expires in November 2001. The warrant was valued at $270, which was expensed in 1998, as Invision AG has fulfilled its commitment and has no further obligation to Autobytel.

                                      F-1-14

                               AUTOBYTEL.COM INC.

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     In December 1998, Autobytel issued warrants to purchase 289,800 shares of common stock to Aureus Private Equity AG (Aureus), an investor in its Series C Preferred, in exchange for their commitment to assist Autobytel with organizational and start-up activities related to a Pan-European entity in which Autobytel may invest with them. The warrants are exercisable at $13.20 per share and expire in December 2001. The warrants were valued at $522, which was expensed in 1998, as Aureus has fulfilled its commitment and has no further obligation to Autobytel.

     In December 1998, Autobytel issued a warrant to purchase 300,000 shares of common stock to MediaOne Interactive Services, Inc. in exchange for the right to participate in the development of broadband application technology. The warrant is exercisable at $13.20 per share and expires in December 2001. The warrant was valued at $540, and was amortized to expense in 1999.

     The fair value of each of these warrants was estimated using the Black-Scholes option-pricing model and the following assumptions: (1) no dividend yield, (2) volatility of 0.10%, (3) risk-free interest rate of 4.90%, and (4) expected life of three years.

9. STOCK OPTION PLANS

1996 Stock Option Plan

     Autobytel's 1996 Stock Option Plan (the Option Plan) was approved by the board of directors in May 1996. The Option Plan was terminated by a resolution of the board of directors in October 1996, at which time 870,555 options had been issued. The Option Plan provided for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the Code), and for the granting to employees, consultants and directors of nonstatutory stock options. Autobytel reserved 1,194,444 shares of common stock for exercise of stock options under the Option Plan. The exercise price of incentive stock options granted under the Option Plan could not be lower than the fair market value of the common stock, and the exercise price of nonstatutory stock options could not be less than 85% of the fair market value of the common stock, as determined by the board of directors, on the date of grant. With respect to any participants who, at the time of grant, owned stock that possessed more than 10% of the voting power of all classes of stock of Autobytel, the exercise price of any stock option granted to such person was to be at least 110% of the fair market value on the grant date, and the maximum term of such option was five years. The term of all other options granted under the Option Plan did not exceed 10 years. Stock options granted under the Option Plan vest according to vesting schedules determined by the board of directors.

1996 Stock Incentive Plan

     Autobytel's 1996 Stock Incentive Plan (the Incentive Plan) was approved by the board of directors in October 1996, and was amended in November 1996. The Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Code, and for the granting to employees, directors and consultants of nonstatutory stock options and stock purchase rights. Autobytel has reserved a total of 833,333 shares of common stock for issuance under the Incentive Plan. The exercise price of stock options granted under the Incentive Plan cannot be lower than the fair market value of the common stock, as determined by the board of directors, on the date of grant. With respect to any participants who, at the time of grant, own stock possessing more than 10% of the voting power of all classes of stock of Autobytel, the exercise price of stock options granted to such person must be at least 110% of the fair market value on the grant date, and the maximum term of such options is five years. The term of all other options granted under the Incentive Plan may be up to 10 years. Stock options granted under the Incentive Plan vest according to vesting schedules determined by the board of directors.

                                      F-1-15

                               AUTOBYTEL.COM INC.

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1998 Stock Option Plan

     Autobytel's 1998 Stock Option Plan (the 1998 Option Plan) was adopted in December 1998 and amended in September 1999. Autobytel has reserved 1,500,000 shares under the 1998 Option Plan. The 1998 Option Plan provides for the granting to employees of incentive stock options within the meaning of the Code, and for the granting to employees of nonstatutory stock options.

     The exercise price of non-statutory options granted under the 1998 Option Plan cannot be lower than 85% of the fair market value of the common stock on the date of grant. The exercise price of all incentive stock options granted cannot be lower than the fair market value on the grant date. With respect to any participants who beneficially own more than 10% of the voting power of all classes of stock of Autobytel, the exercise price of any stock option granted to such person must be at least 110% of the fair market value on the grant date, and the maximum term of such option is five years. The term of all other options granted under the 1998 Option Plan may be up to 10 years. Under the 1998 Option Plan, certain nonstatutory stock options (Performance Options) vest over a time period determined by the board of directors, however, the vesting could be accelerated based on the performance of Autobytel's common stock.

     In December 1998, the board of directors granted Performance Options to purchase 700,000 shares of common stock to certain executives at an exercise price of $13.20 per share, which represents the fair market value on the date of grant. These options vest over a seven-year period, but the vesting could be accelerated based on the performance of Autobytel's common stock. The accelerated vesting schedule provides that the grants will vest in six installments, one installment vesting each six months over a 3-year period if pre-established average trading prices of the common stock are achieved. Those installments will vest if the average trading price exceeds the exercise price by $6.60, $13.20, $19.80, $26.40, $33.00 and $39.60, respectively, in the applicable six month period after the date of grant. All other stock options granted under the 1998 Option Plan vest according to vesting schedules determined by the board of directors.

     The 1998 Option Plan provides that, unless otherwise provided in the stock option agreement, in the event of any merger, consolidation, or sale or transfer of all or any part of Autobytel's business or assets, all rights of the optionee with respect to the unexercised portion of any option will become immediately vested and may be exercised immediately, except to the extent that any agreement or undertaking of any party to any such merger, consolidation, or sale or transfer of assets makes specific provisions for the assumption of the obligations of Autobytel with respect to the 1998 Option Plan.

1999 Stock Option Plan

     Autobytel's 1999 Stock Option Plan (the 1999 Option Plan) was adopted in January 1999 and amended in September 1999. Autobytel has reserved 1,800,000 shares under the 1999 Option Plan. The 1999 Option Plan provides for the granting of stock options to key employees of Autobytel. Under the 1999 Option Plan, not more than 1,000,000 shares may be issued pursuant to options granted after March 31, 1999.

     The 1999 Option Plan provides for an automatic grant of an option to purchase 20,000 shares of common stock to each non-employee director on the date on which the person first becomes a non-employee director. In each successive year the non-employee director will automatically be granted an option to purchase 5,000 shares on November 1 of each subsequent year provided the non-employee director has served on the board of directors for at least six months. Each option will have a term of 10 years and will be granted at the fair market value of Autobytel's common stock on the date of grant.

                                      F-1-16

                               AUTOBYTEL.COM INC.

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

The options vest in their entirety and become exercisable on the first anniversary of the grant date, provided that the optionee continues to serve as a director on such date.

     The 1999 Option Plan is similar in all other material respects to the 1998 Option Plan.

Rescission Offer for Stock Options Granted in Excess of the 1996 Incentive Plan Limit

     From May 1997 to January 1999, Autobytel issued grants of incentive stock options in excess of the Incentive Plan limit of 833,333 shares. Subsequent to December 31, 1998, Autobytel offered to exchange the affected options for a cash payment or a new grant of incentive stock options under the 1999 Option Plan. In 1999, Autobytel resolved this matter without a material impact on its financial statements. Total cash payments were less than $10. The new stock options were granted at the fair market value at the date of the new grant, which equaled the exercise price of the original options. All other significant provisions associated with the options remained the same.

1999 Employee and Acquisition Related Stock Option Plan

     Autobytel's 1999 Employee and Acquisition Related Stock Option Plan (the Employee and Acquisition Option Plan) was approved by the board of directors in September 1999. Autobytel has reserved a total of 1,500,000 shares of common stock for issuance under the Employee and Acquisition Option Plan. The Employee and Acquisition Option Plan provides for the granting to employees and acquired employees of incentive stock options within the meaning of the Code, and for the granting to employees, acquired employees and service providers of nonstatutory stock options. The exercise price of incentive stock options granted can not be lower than the fair market value on the date of grant and the exercise price of nonstatutory stock options can not be less than 85% of the fair market value of the common stock on the date of grant. The exercise price of stock options granted to individuals beneficially owning more than 10% of the voting power of all classes of Autobytel stock must be at least 110% of the fair market value on the grant date and have a maximum term of five years. The term of all other options granted under the Employee and Acquisition Option Plan may be up to 10 years. Stock options granted under the Employee and Acquisition Option Plan vest according to vesting schedules determined by the board of directors.

2000 Stock Option Plan

     Autobytel's 2000 Stock Option Plan (the 2000 Option Plan) was approved by the board of directors in April 2000 and the stockholders at the annual meeting held on June 15, 2000. The 2000 Option Plan provides for the granting of both incentive stock options and nonqualified stock options to eligible employees, consultants and outside directors of Autobytel. Autobytel has reserved three million shares under the 2000 Option Plan.

     In May 2000, the board of directors granted Performance Options to purchase 250,000 shares of common stock to a certain executive at an exercise price of $6.19 per share, which represents the fair market value on the date of grant. These options vest over a five year period, but the vesting could be accelerated based on the performance of Autobytel's common stock. The accelerated vesting schedule provides that the grants will vest in five installments, the first installment on the eight month anniversary of the grant date and the remaining installments on each subsequent seven month anniversary period, if pre-established average trading prices of the common stock are achieved. These installments will vest if the average trading price exceeds $11.00, $16.00, $21.00, $26.00 and $31.00, respectively, in the applicable period after the date of grant. All other stock options granted under the 2000 Option Plan vest according to vesting schedules determined by the board of directors.

                                      F-1-17

                               AUTOBYTEL.COM INC.

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The 2000 Option Plan is similar in all other material respects to the 1999 Option Plan.

STOCK OPTION CHANGES

     A summary of the status of Autobytel's stock options as of December 31, 1998, 1999 and 2000, and changes during the years then ended is presented below:

                                                          NUMBER OF     WEIGHTED AVERAGE
                                                           OPTIONS       EXERCISE PRICE
                                                          ----------    ----------------
Outstanding at December 31, 1997........................   2,177,745         $ 6.92
  Granted...............................................   1,630,340          13.20
  Exercised.............................................    (181,012)          0.94
  Canceled..............................................    (767,733)          6.93
                                                          ----------         ------
Outstanding at December 31, 1998........................   2,859,340          10.87
  Granted...............................................   2,235,598          12.51
  Exercised.............................................    (362,630)          2.19
  Canceled..............................................    (813,747)         13.25
                                                          ----------         ------
Outstanding at December 31, 1999........................   3,918,561          12.12
  Granted...............................................   4,653,244           7.08
  Exercised.............................................    (280,000)          2.29
  Canceled..............................................  (1,612,025)         11.14
                                                          ----------         ------
Outstanding at December 31, 2000........................   6,679,780         $ 9.26
                                                          ==========         ======
Exercisable at December 31, 1998........................     738,860         $ 6.42
                                                          ==========         ======
Exercisable at December 31, 1999........................   1,331,924         $ 8.90
                                                          ==========         ======
Exercisable at December 31, 2000........................   2,160,318         $10.89
                                                          ==========         ======
Weighted-average fair value of options granted during
  1998 (1,630,340 options)..............................                     $ 3.25
Weighted-average fair value of options granted during
  1999 (2,235,598 options)..............................                     $ 3.81
Weighted-average fair value of options granted during
  2000 (4,653,244 options)..............................                     $ 4.82

     The fair value of each option granted through December 31, 2000 is estimated using the Black-Scholes option-pricing model on the date of grant using the following assumptions: (i) no dividend yield, (ii) volatility of 102.71% and 55.90% for the years ended December 31, 2000 and 1999, respectively, and effectively zero for the year ended December 31, 1998, (iii) weighted-average risk-free interest rate of approximately 6.07%, 5.36% and 4.80% for the years ended December 31, 2000, 1999 and 1998, respectively, and (iv) an expected life of four to seven years.

                                      F-1-18

                               AUTOBYTEL.COM INC.

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following table summarizes information about stock options outstanding at December 31, 2000:

                                             OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                               -----------------------------------------------         WEIGHTED AVERAGE
                                           WEIGHTED AVERAGE                      ----------------------------
                               NUMBER OF    REMAINING LIFE    WEIGHTED AVERAGE   NUMBER OF   WEIGHTED AVERAGE
   RANGE OF EXERCISE PRICE      OPTIONS       (IN YEARS)       EXERCISE PRICE     OPTIONS     EXERCISE PRICE
   -----------------------     ---------   ----------------   ----------------   ---------   ----------------
Less than $1.00..............     18,444         5.51              $ 0.90           18,444        $ 0.90
$ 1.00 - $ 5.99..............    886,555         8.22                4.15          355,555          4.50
$ 6.00 - $10.99..............  3,236,820         8.74                7.24          432,348          7.82
$11.00 - $15.99..............  2,271,961         6.40               13.20        1,232,859         13.28
$16.00 - $19.99..............    266,000         8.42               17.68          121,112         17.85
                               ---------         ----              ------        ---------        ------
Less than $1.00 - $19.99.....  6,679,780         7.85              $ 9.26        2,160,318        $10.89
                               =========         ====              ======        =========        ======

STOCK-BASED COMPENSATION

     From January to March 1999, Autobytel granted stock options to purchase 388,236 shares of common stock under the 1999 Stock Option Plan. These stock options were granted to employees and directors at exercise prices of $13.20 and $16.00 per share which were below the fair market value at the date of grant. In relation to these grants, Autobytel will recognize non-cash compensation expense of approximately $2,600 ratably over the vesting term of one to four years. Compensation expense of approximately $393 and $1,063 was recognized as operating expense in 2000 and 1999, respectively.

Pro Forma Disclosure

     Had compensation cost for Autobytel's stock option grants for its stock-based compensation plans been determined consistent with SFAS No. 123, Autobytel's net loss and net loss per share for the years ended December 31, 2000, 1999 and 1998 would approximate the pro forma amounts below:

                                                         YEARS ENDED DECEMBER 31,
                                                     --------------------------------
                                                       2000        1999        1998
                                                     --------    --------    --------
Net loss, as reported..............................  $(29,034)   $(23,320)   $(19,398)
Net loss per share, as reported....................     (1.45)      (1.48)      (2.30)
Net loss, pro forma................................   (36,901)    (27,850)    (21,109)
Net loss per share, pro forma......................     (1.84)      (1.77)      (2.51)

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

10. STOCK PURCHASE PLAN

1996 Employee Stock Purchase Plan

     Autobytel's 1996 Employee Stock Purchase Plan (the Purchase Plan) was adopted by the board of directors in November 1996. The Purchase Plan, which is intended to qualify under Section 423 of the Code, permits eligible employees of Autobytel to purchase shares of common stock through payroll deductions of up to ten percent of their compensation, up to a certain maximum amount for all purchase periods ending within any calendar year. Autobytel has reserved a total of 444,444 shares of common stock for issuance under the Purchase Plan. The price of common stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the common stock on the first or last day of each six month purchase period. Employees may end their participation in the Purchase Plan at any time during an

                                      F-1-19

                               AUTOBYTEL.COM INC.

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with Autobytel.

     During the years ended December 31, 2000 and 1999, 21,740 and 3,161 shares of common stock were issued under the Purchase Plan, respectively.

11. INCOME TAXES

     No provision for federal income taxes has been recorded as Autobytel incurred net operating losses through December 31, 2000. Provision for income taxes primarily consists of franchise taxes paid to the state of Delaware. As of December 31, 2000, Autobytel had approximately $76,700 and $38,200 of federal and state net operating loss carryforwards available to offset future taxable income. These net operating loss carryforwards expire in various years through 2020. Under the Tax Reform Act of 1986, the amounts of and benefits from Autobytel's net operating loss carryforwards will be limited under the provisions of Internal Revenue Code Section 382. Based on estimates, management believes the effect of such limitation will not have a material adverse effect on Autobytel.

     Autobytel accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income tax assets and liabilities are determined based on the differences between the book and tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws. Net deferred income tax assets, totaling approximately $35,900 as of December 31, 2000 and $24,700 as of December 31, 1999, consist primarily of the tax effect of net operating loss carryforwards, reserves and accrued expenses which are not yet deductible for tax purposes. Autobytel has provided a full valuation allowance on these deferred income tax assets because of uncertainty regarding their realization.

12. RELATED PARTY TRANSACTIONS

Peter R. Ellis

     In March 1998, Autobytel extended to co-founding member and stockholder, Peter R. Ellis a $250 loan bearing interest at 8% per annum compounded quarterly with principal and accrued interest due in full in March 2003. The loan was secured by Mr. Ellis's stock in Autobytel. Mr. Ellis repaid the loan, including accrued interest, in January 2000.

     In June 1998, Mr. Ellis resigned from Autobytel as Chief Executive Officer. In August 1998, Autobytel executed a two-year agreement with Mr. Ellis to provide advisory services. Under the agreement, Mr. Ellis received $40, $20 and $500 in 2000, 1999 and 1998, respectively. The amounts paid to Mr. Ellis under this agreement are included in operating expenses in the accompanying consolidated statements of operations. In January 2000, Mr. Ellis gave Autobytel a 90-day termination notice of the agreement.

Consulting Agreement

     Autobytel and Robert Grimes, a current director and a former Executive Vice President of Autobytel, are parties to a two year consulting services agreement dated April 1, 2000. During the term of the consulting agreement, Mr. Grimes will receive $50 per year payable on a monthly basis and a $2.5 monthly office expense allowance. Mr. Grimes will make himself available to the executive officers of Autobytel for up to 16 hours a month for consultation and other activities related to formulating and implementing business strategies and relationships. Autobytel may terminate the agreement upon Mr. Grimes' breach of contract. If Mr. Grimes' agreement is terminated without breach, Mr. Grimes is entitled to either a pro rated or a lump sum payment equal to the salary that would have been received by

                                      F-1-20

                               AUTOBYTEL.COM INC.

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Mr. Grimes if he had remained a consultant for the remaining balance of the two year term. In the event of death or disability, Autobytel will pay to Mr. Grimes or his successors and assigns the amount that Mr. Grimes would have received for the remainder of the term of the agreement. Mr. Grimes has the right to terminate the agreement upon 90 days notice to Autobytel. During the term of the agreement, Mr. Grimes will be entitled to participate in all of Autobytel's employee welfare benefit plans at Autobytel's expense.

13. BUSINESS SEGMENT

     Autobytel conducts its business within one business segment, which is defined as providing online vehicle purchasing and other related services.

14. SUBSEQUENT EVENTS (UNAUDITED)

Change in Functional Currency

     Effective January 1, 2001, Autobytel.Europe changed its functional currency from U.S. Dollars to the Euro.

                                      F-1-21

                               AUTOBYTEL.COM INC.

                          CONSOLIDATED BALANCE SHEETS
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     ASSETS

                                                               MARCH 31,     DECEMBER 31,
                                                                 2001            2000
                                                              -----------    ------------
                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents, includes restricted amounts of
     $16,028 and $15,029, respectively......................   $ 75,082        $ 81,945
  Accounts receivable, net of allowance for doubtful
     accounts of $1,821 and $1,494, respectively............      7,405           6,638
  Prepaid expenses and other current assets.................      3,481           4,127
                                                               --------        --------
     Total current assets...................................     85,968          92,710
Property and equipment, net.................................      2,031           2,537
Investments.................................................      1,165           1,353
Goodwill, net...............................................     23,334          23,755
Capitalized software in process.............................      5,603           3,338
Notes receivable............................................        639             530
Other assets................................................         84              86
                                                               --------        --------
     Total assets...........................................   $118,824        $124,309
                                                               ========        ========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $ 10,176        $  9,828
  Accrued expenses..........................................      6,175           7,519
  Deferred revenues.........................................      5,862           6,360
  Customer deposits.........................................        204             185
  Other current liabilities.................................      1,429             371
                                                               --------        --------
     Total current liabilities..............................     23,846          24,263
  Other liabilities.........................................         --              47
                                                               --------        --------
     Total liabilities......................................     23,846          24,310
                                                               --------        --------

Minority interest...........................................      8,787           8,193

Commitments and contingencies

Stockholders' equity:
  Common stock, $0.001 par value; 200,000,000 shares
     authorized; 20,364,070 and 20,336,083 shares issued and
     outstanding, respectively..............................         20              20
  Warrants..................................................      1,332           1,332
  Additional paid-in capital................................    187,380         186,097
  Accumulated other comprehensive loss......................     (2,838)            (16)
  Accumulated deficit.......................................    (99,703)        (95,627)
                                                               --------        --------
     Total stockholders' equity.............................     86,191          91,806
                                                               --------        --------
     Total liabilities and stockholders' equity.............   $118,824        $124,309
                                                               ========        ========

 The accompanying notes are an integral part of these consolidated statements.

                                      F-1-22

                               AUTOBYTEL.COM INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED MARCH 31,
                                                              ----------------------------
                                                                  2001            2000
                                                              ------------    ------------
Revenues....................................................  $    16,653     $    15,100
                                                              -----------     -----------
Operating expenses:
  Sales and marketing.......................................       13,346          16,874
  Product and technology development........................        3,988           5,033
  General and administrative................................        3,604           2,766
  Restructuring costs.......................................          992              --
                                                              -----------     -----------
     Total operating expenses...............................       21,930          24,673
                                                              -----------     -----------
  Loss from operations......................................       (5,277)         (9,573)
Interest income, net........................................        1,150           1,515
Foreign currency exchange gain..............................          717              --
Equity losses in unconsolidated subsidiary..................         (500)             --
                                                              -----------     -----------
Loss before minority interest and provision for income
  taxes.....................................................       (3,910)         (8,058)
Income allocable to minority interest.......................         (128)             --
                                                              -----------     -----------
  Loss before provision for income taxes....................       (4,038)         (8,058)
Provision for income taxes..................................           38              20
                                                              -----------     -----------
  Net loss..................................................  $    (4,076)    $    (8,078)
                                                              ===========     ===========
Basic and diluted net loss per share........................  $     (0.20)    $     (0.42)
                                                              ===========     ===========
Shares used in computing basic and diluted net loss per
  share.....................................................   20,354,430      19,263,638
                                                              ===========     ===========
Other comprehensive loss:
  Net loss..................................................  $    (4,076)    $    (8,078)
  Cumulative translation adjustment.........................       (2,716)             (4)
  Other comprehensive loss..................................         (106)             --
                                                              -----------     -----------
     Comprehensive loss.....................................  $    (6,898)    $    (8,082)
                                                              ===========     ===========

 The accompanying notes are an integral part of these consolidated statements.

                                      F-1-23

                               AUTOBYTEL.COM INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                               2001        2000
                                                              -------    --------
Cash flows from operating activities:
  Net loss..................................................  $(4,076)   $ (8,078)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................      726         520
    Provision for bad debt..................................      671           3
    Loss on disposal of property and equipment..............      264          --
    Reserve for foreign currency exchange loss..............    1,240          --
    Compensation expense recorded for fair market value of
     stock options in excess of exercise price..............       62         141
    Equity losses in unconsolidated subsidiary..............      500          --
    Income allocable to minority interest...................      128          --
    Changes in assets and liabilities:
      Accounts receivable...................................   (1,438)     (1,390)
      Prepaid expenses and other current assets.............      434         333
      Other assets..........................................        2      (1,200)
      Accounts payable......................................      348       3,358
      Accrued expenses......................................   (1,712)     (1,829)
      Deferred revenues.....................................     (498)      1,408
      Customer deposits.....................................       19        (334)
      Other current liabilities.............................     (182)       (553)
      Other liabilities.....................................      (47)        (17)
                                                              -------    --------
         Net cash used in operating activities..............   (3,559)     (7,638)
                                                              -------    --------
Cash flows from investing activities:
  Acquisition of business, net of cash acquired.............       --      (2,813)
  Investment in foreign entity..............................     (413)         --
  Repayment of note receivable from foreign entity..........      292          --
  Investment in note receivable from foreign entity.........      (88)         --
  Purchases of property and equipment.......................      (63)       (198)
  Capitalized software costs................................   (2,265)         --
                                                              -------    --------
         Net cash used in investing activities..............   (2,537)     (3,011)
                                                              -------    --------
Cash flows from financing activities:
  Net proceeds from sale of common stock to minority
    stockholders............................................       55         218
  Net proceeds from sale of subsidiary company stock........    2,000      31,539
                                                              -------    --------
         Net cash provided by financing activities..........    2,055      31,757
                                                              -------    --------
Effect of exchange rates on cash............................   (2,822)          4
                                                              -------    --------
Net increase (decrease) in cash and cash equivalents........   (6,863)     21,112
Cash and cash equivalents, beginning of period..............   81,945      85,457
                                                              -------    --------
Cash and cash equivalents, end of period....................  $75,082    $106,659
                                                              =======    ========
Supplemental disclosure of cash flow information:
  Cash paid during the period for income taxes..............  $    31    $     21
                                                              =======    ========
  Cash paid during the period for interest..................  $     1    $      1
                                                              =======    ========

Supplemental disclosure of non-cash investing and financing activities:

     - In February 2000, in conjunction with the acquisition of a business, assets of $950 were acquired, liabilities of $1,966 were assumed and 1,800,000 shares of common stock were issued. (See Note 3.)

     - In January 2001, Autobytel.Europe recorded a note receivable valued at approximately $109 in exchange for 117 shares of stock in an investee.

 The accompanying notes are an integral part of these consolidated statements.

                                      F-1-24

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. ORGANIZATION AND OPERATIONS OF AUTOBYTEL

     autobytel.com inc. (Autobytel) is an internationally branded online automotive commerce company that provides consumers with automotive solutions throughout the lifecycle of vehicle ownership. Autobytel owns branded Internet sites for new and pre-owned vehicle information and automotive services that link buyers and sellers in an information-rich environment. Through its Web sites (www.autobytel.com and www.carsmart.com), consumers can research pricing, specifications and other information related to new and pre-owned vehicles and purchase, finance, lease, insure, sell or maintain their vehicles. When consumers indicate they are ready to buy a vehicle, they can be connected to participating dealers in the United States and Canada, or to other sellers through its classified ads.

     Autobytel has also established international joint ventures and/or licensing agreements to market new and used vehicles in the United Kingdom, Sweden, Japan, Australia, The Netherlands and Spain.

     Since its inception in January 1995, Autobytel has invested in marketing its brand name and developing infrastructure to support anticipated future operating growth. As a result, Autobytel has experienced significant operating losses and has an accumulated deficit of $99.7 million as of March 31, 2001. Management believes current cash and cash equivalents are sufficient to meet anticipated cash needs for working capital and capital expenditures for at least the next twelve months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Statements

     The accompanying interim consolidated financial statements as of March 31, 2001, and for the three months ended March 31, 2001 and 2000, are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of Autobytel's management, reflect all adjustments, which are of a normal recurring nature, necessary to present fairly Autobytel's consolidated balance sheets, statements of operations and cash flows for the periods presented in accordance with accounting principles generally accepted in the United States. Autobytel's results for an interim period are not necessarily indicative of the results that may be expected for the year.

     Although Autobytel believes that all adjustments necessary for a fair presentation of the interim periods presented are included and that the disclosures are adequate, these consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2000 included in Autobytel's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 29, 2001.

Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consulting Revenue

     Autobytel entered into an agreement with GM for consulting services related to an online locate-to-order vehicle inventory test program which involves modification of the existing Autobytel.com Web site, project management, dealer training, demonstrations and debriefings. The agreement commenced in February 2001 and the project is expected to be completed in September 2001.

                                      F-1-25

                                  (UNAUDITED)

     Revenues and expenses related to the test program have been accounted for using the percentage of completion method based upon the achievement of certain agreed upon milestones specified in the agreement. Consulting fees of $1.4 million are included in revenues for the three months ended March 31, 2001.

Computation of Basic and Diluted Net Loss Per Share

     Net loss per share has been calculated under Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." SFAS No. 128 requires companies to compute earnings per share under two different methods (basic and diluted). Basic net loss per share is calculated by dividing the net loss by the weighted average shares of common stock outstanding during the period. For the three months ended March 31, 2001 and 2000, diluted net loss per share is equal to basic net loss per share since potential common shares from the conversion of stock options and warrants are antidilutive. Autobytel evaluated the requirements of the Securities and Exchange Commission Staff Accounting Bulletin
(SAB) No. 98, and concluded that there are no nominal issuances of common stock or potential common stock which would be required to be shown as outstanding for all periods as outlined in SAB No. 98.

New Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 2000 (as amended by SFAS No. 137 and 138). SFAS No. 133 establishes accounting and reporting standards for derivative instruments. Autobytel adopted SFAS No. 133 in January 2001 and does not anticipate the adoption to have a material effect on Autobytel's financial position or results of operations.

3. ACQUISITION OF A.I.N. CORPORATION

     On February 15, 2000, Autobytel acquired all of the outstanding stock of A.I.N. Corporation, the owner of CarSmart.com, an online buying site for new and used vehicles, for $3.0 million in cash and 1.8 million shares of its common stock with an agreed upon value of $19.7 million. The acquisition has been accounted for using the purchase method of accounting.

     A.I.N. Corporation's results of operations from the date of acquisition through March 31, 2001 have been included in the accompanying consolidated statements of operations.

4. AUTOBYTEL.EUROPE LLC

     Autobytel.Europe is considered a start-up company. In accordance with Staff Accounting Bulletin No. 51, the difference between the carrying amount of the investment in Autobytel.Europe and the underlying net book value of Autobytel.Europe immediately after the investment was reflected as a capital transaction and credited directly to Autobytel's equity.

     In March 2001, a strategic investor contributed $2.0 million to Autobytel.Europe in exchange for 2000 units of Autobytel.Europe. Autobytel retains a 77% controlling interest in Autobytel.Europe.

     Effective January 1, 2001, Autobytel.Europe changed its functional currency from the U.S. Dollar to the Euro.

                                      F-1-26

                                  (UNAUDITED)

5. COMMITMENTS AND CONTINGENCIES

Litigation

     Autobytel may become subject to legal proceedings from time to time in the normal course of business. Autobytel is not currently involved in any litigation that management believes will have a material adverse effect on its financial position or results of operations.

     A.I.N. Corporation was sued on September 1, 1999 in a lawsuit entitled Robert Martins v. Michael J. Gorun, A.I.N., Inc., et al., in Los Angeles Superior Court. The complaint contains causes of action for breach of written and oral contracts, promissory estoppel, breach of fiduciary duty and fraud, and seeks damages and equitable relief. The plaintiff contends he is entitled to a 49.9% ownership interest in A.I.N. Corporation's CarSmart online business based on a purported agreement for the formation of a company called CarSmart On-Line Services. On December 14, 1999, A.I.N. Corporation filed a complaint for declaratory relief on the subject of Mr. Martins' lawsuit in Contra Costa County Superior Court. The Los Angeles action has been transferred to Contra Costa County and the two cases have been consolidated. Autobytel was added as a cross defendant in such action. The lawsuit is and will be vigorously contested on behalf of Autobytel and A.I.N. Corporation.

     The selling shareholders of A.I.N. Corporation are obligated to fully indemnify Autobytel for all losses, including attorney's fees, expenses, settlements and judgements, arising out of the lawsuit. The indemnification obligation was initially secured by 450,000 shares of Autobytel common stock transferred to the selling shareholders as part of the acquisition of A.I.N. Corporation, as well as $250,000 in cash. As of March 31, 2001, the obligation was secured by the 450,000 shares of common stock and approximately $25,000 in cash after expenses.

     In July 1998, Autobytel and certain of its past and current officers were sued by a former employee. The plaintiff claimed, among other things, that he was wrongfully terminated. In December 2000, a verdict in favor of plaintiff in the amount of $1.9 million was rendered. Autobytel intends to vigorously contest the judgement.

     From time to time, we are involved in other litigation matters relating to claims arising out of the ordinary course of business. Autobytel is involved in at least one such case currently. Management believes that there are no claims or actions pending or threatened against Autobytel, the ultimate disposition of which would have a material adverse effect on Autobytel's business, results of operations and financial condition. However, if a court or jury rules against Autobytel and the ruling is ultimately sustained on appeal and damages are awarded against Autobytel, such ruling could have a material and adverse effect on Autobytel's business, results of operations and financial condition.

6. SUBSEQUENT EVENTS

     In April 2001, Autobytel entered into an agreement to acquire by merger Autoweb.com, Inc., an automotive Internet service. Autoweb shareholders will receive 0.3553 shares of Autobytel common stock for each share of Autoweb common stock. The acquisition, which is subject to approval by both Autobytel and Autoweb stockholders, as well as satisfaction of other conditions, is expected to be accounted for using the purchase method of accounting. The acquisition is expected to be completed in the third quarter of 2001.

                                      F-1-27

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Autoweb.com, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Autoweb.com, Inc. at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Autoweb.com, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Jose, California
January 22, 2001, except for
Note 6 as to which the date
is April 2, 2001.

                                      F-2-1

                               AUTOWEB.COM, INC.

                                 BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
Current assets:
  Cash and cash equivalents.................................  $ 27,137    $  9,387
  Restricted cash...........................................        --       2,550
  Short-term investments....................................        --      20,897
  Accounts receivable, net of allowance for doubtful
     accounts of $926 and $1,176 in 2000 and 1999,
     respectively...........................................     8,518       8,415
  Prepaid expenses and other current assets.................    10,149       8,988
                                                              --------    --------
       Total current assets.................................    45,804      50,237
Property and equipment, net.................................     2,285       2,462
Purchased technology and other intangible assets, net.......    11,878      18,448
Deposits and other assets...................................       177         530
                                                              --------    --------
       Total assets.........................................  $ 60,144    $ 71,677
                                                              ========    ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and other accrued expenses...............  $  3,705    $  6,787
  Accrued payroll and related expenses......................       991       2,582
  Deferred revenues.........................................       773         935
  Current portion of notes payable..........................       314         326
                                                              --------    --------
       Total current liabilities............................     5,783      10,630
Notes payable, net of current portion.......................        --         361
                                                              --------    --------
       Total liabilities....................................     5,783      10,991

Commitments (Note 6)

Stockholders' equity:

  Preferred stock, $0.001 par value:
     Authorized: 5,000,000 shares
     Issued and outstanding: none in 2000 and 1999..........        --          --

  Common stock, $0.001 par value:
     Authorized: 60,000,000 shares
     Issued and outstanding: 29,539,682 shares in 2000 and
      25,584,025 shares in 1999.............................        26          22
  Additional paid-in capital................................   131,761     104,233
  Notes receivable from stockholder.........................      (786)       (786)
  Unearned stock-based compensation.........................    (2,489)     (7,002)
  Accumulated deficit.......................................   (74,151)    (35,781)
                                                              --------    --------
       Total stockholders' equity...........................    54,361      60,686
                                                              --------    --------
       Total liabilities and stockholders' equity...........  $ 60,144    $ 71,677
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                                      F-2-2

                               AUTOWEB.COM, INC.

                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               2000        1999        1998
                                                             --------    --------    --------
Net revenues...............................................  $ 52,280    $ 32,792    $ 13,041
Cost of net revenues.......................................     6,670       3,290         842
                                                             --------    --------    --------
     Gross profit..........................................    45,610      29,502      12,199
                                                             --------    --------    --------
Operating expenses:
  Sales and marketing......................................    53,620      34,668      16,592
  Product development......................................     8,892       5,674       1,762
  General and administrative...............................    12,988       7,431       5,270
  Amortization of intangible assets........................     6,973       1,943          --
                                                             --------    --------    --------
     Total operating expenses..............................    82,473      49,716      23,624
                                                             --------    --------    --------
Loss from operations.......................................   (36,863)    (20,214)    (11,425)
Interest and other income (expense), net...................     1,561       2,061         (59)
Loss on investment.........................................    (3,068)         --          --
                                                             --------    --------    --------
Net loss...................................................   (38,370)    (18,153)    (11,484)
Accretion of mandatorily redeemable convertible preferred
  stock to redemption value................................        --          --        (890)
                                                             --------    --------    --------
Net loss attributable to common stockholders...............  $(38,370)   $(18,153)   $(12,374)
                                                             ========    ========    ========
Net loss per share:
  Basic and diluted........................................  $  (1.36)   $  (0.85)   $  (1.58)
  Weighted average shares -- basic and diluted.............   (28,291)     21,425       7,850

   The accompanying notes are an integral part of these financial statements.

                                      F-2-3

                               AUTOWEB.COM, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
             (FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998)

                                                   MANDATORILY
                                                   REDEEMABLE
                                                   CONVERTIBLE                                        NOTES
                                                 PREFERRED STOCK     COMMON STOCK     ADDITIONAL    RECEIVABLE      UNEARNED
                                                -----------------   ---------------    PAID-IN         FROM       STOCK-BASED
                                                SHARES    AMOUNT    SHARES   AMOUNT    CAPITAL     STOCKHOLDERS   COMPENSATION
                                                ------   --------   ------   ------   ----------   ------------   ------------
Balances, January 1, 1998.....................  5,466    $  5,261   7,812     $  2     $    111       $  --         $     --
 Accretion of Series A mandatorily redeemable
   convertible preferred stock to redemption
   value......................................                 32
 Accretion of Series B mandatorily redeemable
   convertible preferred stock to redemption
   value......................................                499
 Issuance of Series C mandatorily redeemable
   convertible preferred stock, net of costs
   of $50.....................................  2,370       4,965
 Accretion of Series C mandatorily redeemable
   convertible preferred stock to redemption
   value......................................                317
 Issuance of Series D mandatorily redeemable
   convertible preferred stock, net of costs
   of $93.....................................    860       1,942
 Accretion of Series D mandatorily redeemable
   convertible preferred stock to redemption
   value......................................                 42
   Repurchase of Series A mandatorily
     redeemable convertible preferred stock...   (628)        (89)
   Exercise of stock options..................                        205                    57
   Issuance of common stock in exchange for
     intangible assets........................                         15                    13
   Issuance of common stock in exchange for
     services.................................                         15                    50
   Issuance of common stock in exchange for
     services.................................                         16                    54
   Issuance of warrant to purchase common
     stock....................................                                               79
   Unearned stock-based compensation..........                                           11,007                     $(11,007)
   Amortization of unearned stock-based
     compensation.............................                                                                         5,601
   Net loss...................................
                                                ------   --------   ------    ----     --------       -----         --------
Balances, December 31, 1998...................  8,068    $ 12,969   8,063     $  2     $ 11,371       $  --         $ (5,406)
 Issuance of common stock for cash pursuant to
   the Initial Public Offering, net of
   offering expenses of $1,142................                      5,550        6       71,113
 Issuance of Series D mandatorily redeemable
   convertible preferred stock pursuant to
   exercise of stock option...................    396         938                                      (686)
 Exercise of common stock option for cash and
   note receivable............................                        350        1          174        (100)
 Net exercise of common stock warrants........                        146
 Issuance of common stock pursuant to the
   conversion of mandatorily redeemable
   convertible preferred stock................  (8,464)   (13,907)  10,891      11       13,896
 Issuance of common stock in conjunction with
   the purchase of the assets of The
   Automotive Information Center..............                        363        1        3,327
 Exercise of stock options....................                        221        1          513
 Unearned stock-based compensation............                                            3,839                       (3,839)
 Amortization of unearned stock-based
   compensation...............................                                                                         2,243
 Net loss.....................................
                                                ------   --------   ------    ----     --------       -----         --------
Balances, December 31, 1999...................     --          --   25,584      22      104,233        (786)          (7,002)
 Issuance of common stock for cash............                      3,785        4       29,781
 Issuance of common stock pursuant to the
   employee stock purchase plan...............                        157                   547
 Exercise of stock options....................                         43                    83
 Repurchase of unvested stock options.........                        (29)                  (11)
 Unearned stock-based compensation,
   cancellations..............................                                           (2,872)                       2,872
 Amortization of unearned stock-based
   compensation, net..........................                                                                         1,641
 Net loss.....................................
                                                ------   --------   ------    ----     --------       -----         --------
Balances, December 31, 2000...................     --    $     --   29,540    $ 26     $131,761       $(786)        $ (2,489)
                                                ======   ========   ======    ====     ========       =====         ========


                                                                  TOTAL
                                                              STOCKHOLDERS'
                                                ACCUMULATED      EQUITY
                                                  DEFICIT       (DEFICIT)
                                                -----------   -------------
Balances, January 1, 1998.....................   $ (4,143)      $ (4,030)
 Accretion of Series A mandatorily redeemable
   convertible preferred stock to redemption
   value......................................        (32)           (32)
 Accretion of Series B mandatorily redeemable
   convertible preferred stock to redemption
   value......................................       (499)          (499)
 Issuance of Series C mandatorily redeemable
   convertible preferred stock, net of costs
   of $50.....................................
 Accretion of Series C mandatorily redeemable
   convertible preferred stock to redemption
   value......................................       (317)          (317)
 Issuance of Series D mandatorily redeemable
   convertible preferred stock, net of costs
   of $93.....................................
 Accretion of Series D mandatorily redeemable
   convertible preferred stock to redemption
   value......................................        (42)           (42)
   Repurchase of Series A mandatorily
     redeemable convertible preferred stock...     (1,111)        (1,111)
   Exercise of stock options..................                        57
   Issuance of common stock in exchange for
     intangible assets........................                        13
   Issuance of common stock in exchange for
     services.................................                        50
   Issuance of common stock in exchange for
     services.................................                        54
   Issuance of warrant to purchase common
     stock....................................                        79
   Unearned stock-based compensation..........
   Amortization of unearned stock-based
     compensation.............................                     5,601
   Net loss...................................    (11,484)       (11,484)
                                                 --------       --------
Balances, December 31, 1998...................   $(17,628)      $(11,661)
 Issuance of common stock for cash pursuant to
   the Initial Public Offering, net of
   offering expenses of $1,142................                    71,119
 Issuance of Series D mandatorily redeemable
   convertible preferred stock pursuant to
   exercise of stock option...................                      (686)
 Exercise of common stock option for cash and
   note receivable............................                        75
 Net exercise of common stock warrants........
 Issuance of common stock pursuant to the
   conversion of mandatorily redeemable
   convertible preferred stock................                    13,907
 Issuance of common stock in conjunction with
   the purchase of the assets of The
   Automotive Information Center..............                     3,328
 Exercise of stock options....................                       514
 Unearned stock-based compensation............
 Amortization of unearned stock-based
   compensation...............................                     2,243
 Net loss.....................................    (18,153)       (18,153)
                                                 --------       --------
Balances, December 31, 1999...................    (35,781)        60,686
 Issuance of common stock for cash............                    29,785
 Issuance of common stock pursuant to the
   employee stock purchase plan...............                       547
 Exercise of stock options....................                        83
 Repurchase of unvested stock options.........                       (11)
 Unearned stock-based compensation,
   cancellations..............................
 Amortization of unearned stock-based
   compensation, net..........................                     1,641
 Net loss.....................................    (38,370)       (38,370)
                                                 --------       --------
Balances, December 31, 2000...................   $(74,151)      $ 54,361
                                                 ========       ========

   The accompanying notes are an integral part of these financial statements.

                                      F-2-4

                               AUTOWEB.COM, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               2000        1999        1998
                                                             --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss...................................................  $(38,370)   $(18,153)   $(11,484)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Issuance of common stock in exchange for services........        --          --         133
  Depreciation and amortization of tangible assets.........     1,892       1,139         551
  Amortization of intangible assets........................     6,975       1,943          --
  Write down of intangible assets..........................        --          --          13
  Provision for doubtful accounts..........................      (255)        678         433
  Amortization of stock-based compensation.................     1,641       2,243       5,601
  Revenue settled by an investment in equity securities....     3,068          --          --
  Impairment of investment.................................    (3,068)         --          --
  Change in assets and liabilities:
     Restricted cash.......................................     2,550      (2,550)         --
     Accounts receivable...................................      (156)     (5,617)     (2,130)
     Prepaid expenses and other current assets.............      (859)     (7,797)       (612)
     Deposits and other assets.............................       354        (530)         --
     Accounts payable and other accrued expenses...........    (3,081)      4,294       1,741
     Accrued payroll and related expenses..................    (1,591)      1,570         460
     Deferred revenue......................................      (162)     (1,428)        740
       Net cash used in operating activities...............   (31,062)    (24,208)     (4,554)
                                                             --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of short-term investments.........................        --     (20,897)         --
Maturity of short-term investments.........................    20,897
Acquisition of property and equipment......................    (1,717)     (2,205)     (1,238)
Acquisition of purchased technology........................      (398)     (1,707)         --
Cash paid for The Automotive Information Center............        --     (16,000)         --
       Net cash provided by (used in) investing
          activities.......................................    18,782     (40,809)     (1,238)
                                                             --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments under capital lease obligations and
  notes payable............................................      (373)       (270)        (61)
Proceeds from borrowings under long-term debt facility.....        --          --         934
Proceeds from issuance of mandatorily redeemable
  convertible preferred stock..............................        --         252       6,957
Proceeds from issuance of common stock, net of issuance
  costs....................................................    30,403      71,708          57
Repurchase of mandatorily redeemable convertible preferred
  stock....................................................        --          --      (1,200)
       Net cash provided by financing activities...........    30,030      71,690       6,687
Net increase in cash and cash equivalents..................    17,750       6,673         895
Cash and cash equivalents, at beginning of year............     9,387       2,714       1,819
                                                             --------    --------    --------
Cash and cash equivalents, at end of year..................  $ 27,137    $  9,387    $  2,714
                                                             ========    ========    ========

   The accompanying notes are an integral part of these financial statements.

                                      F-2-5

                                  AUTOWEB.COM

                         NOTES TO FINANCIAL STATEMENTS

1. THE COMPANY

     Autoweb.com, Inc. (the "Company") was incorporated in California on October 3, 1995 as Downtown Web, Inc. and reincorporated in Delaware on March 16, 1999. The Company provides a consumer automotive Internet service, whereby its Web site enables consumers to select new or pre-owned vehicles from member dealers, and the Company also offers services that enable consumers to purchase automotive-related products and services such as insurance and financing. The Company also provides, through its division AIC, automotive and on-line research tools for automotive manufacturers, major Web portals and other industries. The Company markets and sells its services primarily in North America and operates in one business segment.

     The Company sold 5,550,000 shares of common stock at $14.00 per share upon completing its initial public offering on March 26, 1999 and raised $71.1 million, net of underwriting discounts and commissions and offering expenses.

     The Company has sustained net losses and negative cash flows from operations since its inception. The Company's ability to meet its obligations in the ordinary course of business is dependent on its ability to achieve profitable operations and/or raise additional financing through public or private equity financings or other sources of financing to fund operations. However, there is no assurance that the Company will achieve profitable operations or that it will be able to raise adequate financing from other sources. Management believes that its current funds will be sufficient to enable the Company to meet its planned expenditures through at least December 31, 2001. If anticipated operating results are not achieved, management has the intent and it believes that it has the ability to delay or reduce expenditures so as not to require additional financial resources, if such resources were not available on terms acceptable to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. Cash, cash equivalents, restricted cash, and short-term investments are deposited with seven high quality financial institutions in the United States. The Company maintains allowances for potential credit losses and such losses have been within management's expectations. The Company's accounts receivable are derived from revenues earned primarily from customers located in the United States and the Company performs ongoing credit evaluations of its customers' financial condition. The Company generally requires no collateral from its customers and maintains an allowance for doubtful accounts receivable based on the expected collectibility. There was no customer which represented 10% or more of the net revenues for the years ended December 31, 2000, 1999 and 1998 or which represented 10% or more of accounts receivable at December 31, 2000 and 1999.

                                      F-2-6

                                  AUTOWEB.COM

Fair Value of Financial Instruments

     Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable and other accrued liabilities, approximate fair value due to their relatively short maturities.

Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with original maturities or remaining maturities at the time of purchase of three months or less to be cash equivalents. Cash equivalents consist primarily of deposits in money market funds.

Investments

     The Company considers all investments purchased with an original maturity or remaining maturities at the balance sheet date of less than twelve months to be short-term investments. At December 31, 2000, Autoweb had no short- term or long-term investments. The Company classifies, at the time of acquisition, its investments into categories in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company classifies its investments as available-for-sale, which are reported at fair market value. Unrealized gains and losses at December 31, 1999 were not material. Realized gains and losses, declines in value of securities judged to be other than temporary, and interest and dividends on all securities are included in interest and other income.

Property and Equipment

     Property and equipment are stated at cost and are depreciated on a straight line basis over the estimated useful lives of the assets, generally two years. Maintenance and repairs are charged to expense when incurred. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

Impairment of Long-Lived Assets

     The Company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" ("SFAS No. 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event of the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

     During 2000, the Company recorded an impairment charge of $3.1 million related to declines in the value of equity securities in a private company which was deemed to be other than temporary.

Intangible Assets

     Intangible assets include acquired technology, trade names, assembled workforce and customer base. Goodwill resulting from acquisitions is recorded based upon the excess of the purchase price and the net tangible and intangible assets acquired. The fair value of intangible assets has been determined by an independent appraiser. Intangible assets are amortized on a straight-line basis over periods ranging from three to four years.

                                      F-2-7

                                  AUTOWEB.COM

Revenue Recognition

     Revenues are derived primarily from fees charged to member dealers for each qualified purchase inquiry provided to them by the Company. The revenue related to the fee is recognized at the time the qualified purchase inquiry is forwarded to the member dealer provided that no significant obligations for the Company remain and collection of the resulting receivable is probable. The Company establishes a revenue reserve for customers' allowances based on the Company's historical experience. The Company initially charged member dealers on a "subscription" model basis, whereby each member dealer paid an initial set-up fee and/or a flat monthly fee in exchange for receiving qualified purchase inquiries from the Company. Under the former subscription model, revenue from both the initial and/or monthly fee was initially deferred and then recognized ratably over the term of the agreement, generally one year. Revenue from the former subscription model largely ceased in 1999.

     The Company also derives revenues from the data, tools and services it provides to automotive manufacturers, major Web portals and other industries. Revenue is recognized ratably over the period the tools and services are made available to the customer.

     The Company also derives revenues from the sale of banner advertisements, which is recognized ratably in the period in which the advertisement is displayed, provided that no significant obligations for the Company remain and collection of the resulting receivable is probable. To the extent that minimum guarantee page deliveries are not met, the Company defers recognition of the corresponding revenues until the guaranteed page deliveries are achieved. Barter advertisement transactions are recorded at their estimated fair value based on the Company's historical experience of selling similar advertising for cash. Barter revenue represented 0.3%, 2.4% and 5.6% of net revenues for the year ended December 31, 2000, 1999 and 1998, respectively.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 or SAB 101, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the Commission. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. On March 24, 2000 and June 26, 2000, the SEC issued Staff Accounting Bulletin No. 101A and No. 101B, respectively, which extended the transition provisions of SAB 101 until no later than the fourth quarter of fiscal years beginning after December 15, 1999. The Company has reviewed its revenue recognition policies and determined that it is in compliance with SAB 101.

Product Development Costs

     Product development costs are expensed as incurred. Costs incurred in the design, creation and maintenance of content, graphics and user interface of the Company's Web site are expensed as incurred in accordance with SOP 98-1 "Accounting for the Costs of Computer Software Development or Obtained for Internal Use." Costs incurred in the development of application and infrastructure of the Web sites are capitalized and amortized over the useful life of the web sites. In 2000 and 1999, the costs that could be capitalized were insignificant.

Advertising

     Advertising costs are expensed as incurred and totaled $36.1 million, $20.6 million and $5.8 million during the years ended December 31, 2000, 1999 and 1998, respectively and have been included in sales and marketing expense in the statements of operations.

                                      F-2-8

                                  AUTOWEB.COM

Stock-Based Compensation

     In 1997, the company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected to continue accounting for stock-based compensation issued to employees using Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, and related interpretations, including Financial Interpretation No. 44, compensation expense is based on the difference, if any, on the date of the grant between the fair value of the Company's stock and the exercise price. Stock issued to non-employees has been accounted for in accordance with SFAS No. 123 and valued using the Black-Scholes model.

Income Taxes

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets where it is more likely than not that the deferred tax asset will not be realized.

Net Loss Per Share

     The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin ("SAB") 98. Under the provision of SFAS No. 128, basic net loss per share is computed by dividing the net loss attributable to common stockholders for the period by weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of common shares issuable upon the exercise of stock options and warrants and upon conversion of Series A, Series B, Series C and Series D mandatorily redeemable convertible preferred stock, are included in the diluted net loss per share computation to the extent such shares are dilutive.

                                                                  YEARS ENDED DECEMBER 31,
                                                          -----------------------------------------
                                                            2000            1999            1998
                                                          ---------    ---------------    ---------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Numerator:
Net loss................................................  $(38,370)       $(18,153)       $ 11,484)
Accretion of mandatorily redeemable convertible
  preferred stock to redemption value:
  Series A..............................................        --              --             (32)
  Series B..............................................        --              --            (499)
  Series C..............................................        --              --            (317)
  Series D..............................................        --              --             (42)
                                                          --------        --------        --------
Net loss attributable to common stockholders............  $(38,370)       $(18,153)       $(12,374)
                                                          ========        ========        ========
Denominator:
  Weight average shares -- basic and diluted............    28,291          21,425           7,850
                                                          --------        --------        --------
  Net loss per share -- basic and diluted...............  $  (1.36)       $  (0.85)       $  (1.58)
Antidilutive securities, including options, warrants and
  mandatorily redeemable preferred stock................     2,300           5,610           1,400
                                                          ========        ========        ========

                                      F-2-9

                                  AUTOWEB.COM

Business Segments

     In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 requires publicly held companies to report financial and other information about key revenue segments of the entity for which such information is available and is utilized by the chief operation decision maker. SFAS No. 131 is effective for the fiscal years commencing December 15, 1997. The Company conducts its business within one business segment within North America. Revenues from customers outside of the United States were less than 10% of net revenues for all periods represented in the accompanying statements of operations.

Comprehensive Income

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires companies to classify items of other comprehensive income and its components in financial statements and display the accumulated balance of other comprehensive income separately from retained earnings in the equity section of a statement of financial position. The Company's total comprehensive loss was the same as its net loss for the years ended December 31, 2000, 1999, and 1998.

Recent Accounting Pronouncements

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal quarters of all years beginning after June 15, 1999. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair market value. Changes in the fair value of derivatives are recorded each period in the current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. In June 1999, the FASB issued SFAS No. 137, which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 did not have a material impact on our financial statements.

3. RESTRICTED CASH

     At December 31, 1999, the Company had $2.6 million on deposit with a bank that was held as collateral for a letter of credit with a vendor. There was no restricted cash at December 31, 2000.

4. BALANCE SHEET COMPONENTS

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2000       1999
                                                              -------    -------
                                                                (IN THOUSANDS)
Short-Term Investments:
  Government Obligations....................................       --    $ 1,989
  Commercial Paper..........................................       --     18,908
                                                              -------    -------
                                                              $    --    $20,897
Prepaid Expenses and Other Current Assets:
  Prepaid on-line advertising...............................  $ 9,506    $ 5,683
  Prepaid expenses and other current assets.................      643    $ 3,305
                                                              $10,149    $ 8,988
                                                              =======    =======

                                      F-2-10

                                  AUTOWEB.COM

                                                                 DECEMBER 31,
                                                              ------------------
                                                               2000       1999
                                                              -------    -------
                                                                (IN THOUSANDS)
Property and Equipment:
  Computer equipment and software...........................  $ 3,920    $ 2,584
  Office equipment..........................................      619        452
  Furniture and fixtures....................................    1,527      1,315
                                                              -------    -------
                                                                6,066      4,351
Less accumulated depreciation and amortization..............   (3,781)    (1,889)
                                                              -------    -------
                                                              $ 2,285    $ 2,462
                                                              =======    =======
Purchased Technology and Other Intangible Assets:
  Acquired technology/database..............................  $ 2,809    $ 2,809
  Trade name................................................      480        480
  Assembled workforce.......................................    1,728      1,728
  Customer base.............................................    5,727      5,727
  Goodwill..................................................   10,039      9,647
                                                              -------    -------
                                                               20,783     20,391
  Less accumulated amortization.............................   (8,905)    (1,943)
                                                              -------    -------
                                                              $11,878    $18,448
                                                              =======    =======

5. NOTES PAYABLE

     The Company had $314,000 outstanding under notes payable at December 31, 2000. The notes bear interest at an annual rate of 18.4%, mature in 2001, and are collateralized by specific equipment.

     Future minimum principal payments are as follows (in thousands):

               YEAR ENDING DECEMBER 31,
               ------------------------
2001..................................................  $314

6. COMMITMENTS INCLUDING THOSE WITH RELATED PARTY AND SUBSEQUENT EVENTS

Operating Leases

     The Company leases its offices under non-cancelable operating leases which expire through May, 2005.

     The future minimum lease payments under non-cancelable operating leases are (in thousands).

              YEAR ENDING DECEMBER 31,
              ------------------------
2001................................................  $  918
2002................................................     922
2003................................................     942
2004................................................     694
2005................................................     120
                                                      ------
                                                      $3,596
                                                      ======

     Facility rent expenses for the years ended December 31, 2000, 1999, and 1998, was $1,283,000, $843,000 and $597,000, respectively.

                                      F-2-11

                                  AUTOWEB.COM

Marketing Agreements

     During 2000, the Company had agreements with three global Internet media companies to maintain certain exclusive promotional rights and linkage with the media companies and to receive certain advertising. In addition, the Company shares in certain advertising revenues earned by the media companies. At December 31, 2000, one of these agreements was no longer in effect. Another of those agreements had been entered into on March 26, 2000 and on April 18, 2000 the related party had finalized its purchase of newly-issued unregistered shares of common stock from the Company for approximately $21.9 million, resulting in the ownership of approximately 10% of the Company's outstanding common stock. The related party has registration rights with respect to those shares. The March 2000 agreement committed the Company to the following payments for services to be provided by the shareholder: year ending 2000 -- $9.7 million, of which $7.2 million was expensed in 2000 and included in advertising expense; 2001 -- $10.0 million; 2002 -- $10.0 million; 2003 -- $2.5 million. In addition, the Company participated in certain advertising revenue earned by the related party shareholder which, in 2000, totaled approximately $1.0 million. On March 21, 2001 the agreement was terminated and the Company made a final payment of $13.3 million to the shareholder in settlement of its then outstanding commitments; no specific services were received for that payment. Such amount will be charged to results in the first quarter of 2001. The Company will continue to receive certain content and customer referrals from the related party shareholder and will participate in certain advertising revenue earned by the related party shareholder. Also, on April 2, 2001, the Company entered into an amendment of the agreement with the remaining global Internet media company which provides for a reduction in the advertising received in consideration for reduced payments.

     The future remaining payments under the agreement were reduced from $6.7 million, $8.8 million and $6.7 million as compared to the payments under the amended arrangement of $3.8 million, $5.1 million and $3.8 million, for the remainder of 2001, 2002 and 2003, respectively.

     The Company also has multi-year agreements with other Internet advertisers and automotive information providers that make available to consumers vehicle research data over the Internet. Such agreements require that the Company pay fees to these companies based on the volume of referrals received by the Company from these services. The Company expenses these amounts as the services are provided.

Litigation

     From time to time, the Company may be involved in litigation arising out of claims in the normal course of business. Based upon the information presently available, including discussion with outside legal counsel, management believes that there are no claims or actions pending or threatened against the Company, the ultimate resolution of which will have a material adverse effect on the Company's financial position, liquidity or results of operations.

7. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     All mandatorily redeemable convertible preferred stock was converted into common stock in March 1999 immediately prior to the Company's initial public offering.

     In December 1998, the company granted an option to the Chairman to purchase up to 395,661 shares of the Company's Series D mandatorily redeemable convertible preferred stock at $2.37 per share. The fair value of the option grant was estimated to be $1.7 million using the intrinsic value method, and was included in the stock-based compensation charge in the year ended December 31, 1998. In January 1999, the option was exercised for 395,661 shares of Series D mandatorily redeemable convertible preferred stock in exchange for $252,000 in cash together with an interest-free full recourse promissory note in the amount

                                      F-2-12

                                  AUTOWEB.COM
of $686,000 from the Chairman collateralized by the stock. The note is due and payable on the third anniversary of date of issuance of the stock. These shares of Series D mandatorily redeemable convertible preferred stock subsequently converted into 395,661 shares of common stock immediately prior to the Company's initial public offering in March 1999.

8. COMMON STOCK

     The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 60,000,000 shares of common stock. Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of all classes of stock at the time outstanding having priority rights as to dividends.

9. EMPLOYEE BENEFIT PLANS

401(k) Savings Plan

     The Company has a savings plan (the "Savings Plan") that qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a percentage (not to exceed 25%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. All employees of the Company are eligible to participate in the Savings Plan. The Company is not required to contribute to the Savings Plan and has made no contribution since the inception of the Savings Plan.

Employee Stock Purchase Plan

     In 1999, the Company's board of directors adopted and the stockholders approved the 1999 Employee Stock Purchase Plan (the "Purchase Plan") and reserved a total of 400,000 shares of common stock for issuance thereunder in addition to an automatic increase on January 1st of each year by an amount equal to 1% of the shares of common stock outstanding on the immediately preceding December 31. On January 1, 2000 and January 1, 2001, the automatic increases in the shares reserved were 255,840 and 295,268, respectively. In 2000, the Company's board of directors approved an additional 255,840 shares of common stock to be reserved and available under the Employee Stock Purchase Plan. Under the Purchase Plan, eligible employees will be permitted to acquire shares of the Company's common stock through payroll deductions (not to exceed 15%). The purchase price for the Company's common stock purchased under the Purchase Plan is 85% of the lesser of the fair market value of the Company's common stock on the first day or the last day of the purchase period. All employees of the Company are eligible to participate in the Purchase Plan.

1997 STOCK OPTION PLAN

     In April 1997, the Company's board of directors adopted the 1997 Stock Option Plan ("1997 Plan"). The 1997 Plan provides for the granting of stock options to employees and consultants of the Company (including officers and directors who are also employees.)

     Options under the 1997 Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of the grant as determined by the board of directors, provided, however, that (i) the exercise price of an Incentive Stock Option ("ISO") may not be less than 100% of the estimated fair value of the shares on the date of the grant, and (ii) the exercise prices of an ISO granted to a 10% stockholder may not be less than 110% of the estimated fair value of the shares on the date of grant. Options are exercisable immediately, subject to repurchase rights held by the Company that generally lapse over a period of four years.

                                      F-2-13

                                  AUTOWEB.COM

1999 Equity Incentive Plan

     In 1999, the Company's Board of Directors adopted and the stockholders approved the 1999 Equity Incentive Plan (the "Equity Plan") and reserved a total of 2,800,000 shares of common stock for issuance thereunder. These shares are in addition to shares under the 1997 Plan not issued. The Equity Plan provides for the grant of both "ISOs" and nonqualified stock options ("NQSOs"). ISOs may be granted only to employees of the Company and NQSOs may be granted to employees and consultants of the Company (including officers and directors).

     Options under the Equity Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of the grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of the grant, and (ii) the exercise price of an ISO granted to a 10% stockholder may not be less than 110% of the estimated fair value of the shares on the date of grant. The exercise price of NQSOs must be at least equal to 85% of the fair market value of the Company's common stock on the date of grant. Options may be exercisable only as they vest and the vesting period is generally four years.

     The following summarizes activity under the 1997 Stock Option Plan and the 1999 Equity Incentive Plan (together "the Plans") for the years ended December 31, 2000, 1999 and 1998 (in thousands except per share amounts):

                                                                    OPTIONS OUTSTANDING
                                              ----------------------------------------------------------------
                                              SHARES AVAILABLE    NUMBER     WEIGHTED AVERAGE     AGGREGATE
                                                 FOR GRANT       OF SHARES    EXERCISE PRICE    EXERCISE PRICE
                                              ----------------   ---------   ----------------   --------------
Outstanding, January 1, 1998................          290            363         $0.1770           $     64
  Additional shares reserved................        2,300
  Granted...................................        1,934          1,934         $0.5000                967
  Exercised.................................                        (205)        $0.2767                (57)
  Cancelled.................................          261           (261)        $0.3202                (83)
                                                   ------         ------                           --------
Outstanding, December 31, 1998..............          917          1,831         $0.4866                891
  Additional shares reserved................        2,950
  Granted...................................       (3,121)         3,121         $8.4143             26,261
  Exercised.................................                        (571)        $1.2067               (689)
  Cancelled.................................          612           (612)        $6.6225             (4,053)
                                                   ------         ------                           --------
Outstanding, December 31, 1999..............        1,358          3,769         $5.9459             22,410
  Additional shares reserved................        2,350
  Granted...................................       (2,819)         2,819         $3.3242              9,371
  Exercised.................................                         (43)        $1.8903                (83)
  Repurchased...............................           29
  Cancelled.................................        2,839         (2,839)        $6.4440            (18,293)
                                                   ------         ------                           --------
Outstanding, December 31, 2000..............        3,757          3,706         $3.6170           $ 13,405
                                                   ------         ------                           --------

                                      F-2-14

                                  AUTOWEB.COM

     The following table summarizes information concerning outstanding and exercisable options at December 31, 2000, (in thousands except per share amounts):

                                 OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                ------------------------------------------------------   ------------------------------
                  NUMBER        WEIGHTED AVERAGE                           NUMBER
                 OF SHARES    REMAINING CONTRACTUAL   WEIGHTED AVERAGE    OF SHARES    WEIGHTED AVERAGE
EXERCISE PRICE  OUTSTANDING       LIFE (YEARS)         EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
--------------  -----------   ---------------------   ----------------   -----------   ----------------
$0.20 - $ 0.87     1,266              8.23                 $ 0.54             551           $ 0.50
$1.56 - $ 3.25     1,167              9.51                 $ 2.48             158           $ 2.42
$3.33 - $ 9.00     1,110              8.83                 $ 7.11             394           $ 8.47
$9.13 - $16.25       163              8.87                 $11.35              37           $13.56
                   -----                                                    -----
                   3,706                                                    1,140
                   =====                                                    =====

Fair Value Disclosures

     The Company calculated the fair value of each option grant and each stock purchase right on the date of grant or issuance using the Black-Scholes option pricing model with the following assumptions:

                                                        STOCK OPTIONS                 ESPP
                                                   ------------------------    ------------------
                                                              YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------
                                                      2000          1999       1998       2000
                                                   ----------    ----------    ----    ----------
Risk-free interest rates.........................  5.3% - 6.7%   4.6% - 6.2%   5.5%    5.8% - 6.6%
Expected lives...................................           2             4      5             .6
Dividend yield...................................           0             0      0              0
Volatility.......................................         100%          100%    --            100%

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the option's vesting period on a straight line basis. The Company's pro forma information is as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               2000        1999        1998
                                                             --------    --------    --------
Net loss as reported.......................................  $(38,370)   $(18,153)   $(11,484)
Accretion of mandatory redeemable convertible preferred
  stock....................................................        --          --        (890)
                                                             ========    ========    ========
Net loss attributable to common stockholders...............  $(38,370)   $(18,153)   $(12,374)
Net loss -- FAS 123 adjusted...............................  $(38,458)   $(19,180)   $(12,521)
Net loss per share -- as reported (Note 2)
  Basic and diluted........................................  $  (1.36)   $  (0.85)   $  (1.58)
Net loss per share -- FAS 123 adjusted basic and diluted...  $  (1.36)   $  (0.90)   $  (1.60)
                                                             ========    ========    ========

     In 1999, the Board approved the Employee Stock Purchase Plan ("ESPP") and reserved 400,000 shares of common stock. Under the plan, employees are granted the right to purchase shares of common stock at a price per share that is 85% of the lessor of the fair market value at the beginning of the offering period or the end of the offering period. In 2000, 156,986 shares were issued at an average price of $3.47 per share. For pro forma purposes, had compensation cost for the ESPP been determined based on fair value at the issue date consistent with the provisions of SFAS 123, the Company's net loss and net loss per share for 2000 would have been $38.5 million and $1.36 respectively.

                                      F-2-15

                                  AUTOWEB.COM

Unearned Stock-Based Compensation

     In connection with certain stock option grants during the years ended December 31, 1999, and 1998, the Company recorded unearned stock-based compensation totalling $3.8 million and $11.0 million, respectively, which is being amortized over the vesting periods of the related options which is generally four years. In the year ended December 31, 2000 the Company reversed $2.9 million of unearned stock-based compensation for options which were cancelled. Amortization of this stock-based compensation recognized during the years ended December 31, 2000, 1999 and 1998 totalled approximately $1.6 million, $2.2 million and $5.6 million, respectively. The 1998 amortization reflects accelerated vesting associated with approximately 1.4 million options of common stock granted to the Chairman and the immediate vesting of the option for 395,661 shares of Series D mandatorily redeemable convertible preferred stock granted to the Chairman (Note 7).

     Stock-based compensation expense has been reclassified to the relevant functional expense categories in the years ended December 31, 1999 and 1998 to conform with the presentation for the year ended December 31, 2000. The reclassification has no impact on the previously reported operating loss or net loss.

10. INCOME TAXES

     The principal items accounting for the difference between income taxes computed at the U.S. statutory rate and the provision for income taxes are as follows:

                                                           DECEMBER 31,
                                                      -----------------------
                                                      2000     1999     1998
                                                      -----    -----    -----
U.S. statutory rate.................................   34.0%    34.0%    34.0%
Operating losses not benefited......................  (34.0)   (34.0)   (34.0)
                                                      -----    -----    -----
                                                         --%      --%      --%
                                                      =====    =====    =====

     The Company's net deferred tax asset is comprised as follows (in thousands):

                                                       DECEMBER 31,
                                              -------------------------------
                                                2000        1999       1998
                                              --------    --------    -------
Net operating loss carryforwards............  $ 20,131    $  7,404    $ 2,608
Other.......................................     5,693       2,999        956
                                              --------    --------    -------
                                                25,824      10,403      3,564
Valuation allowance.........................   (25,824)    (10,403)    (3,564)
                                              ========    ========    =======
Net deferred tax asset......................  $     --    $     --    $    --
                                              ========    ========    =======

     As of December 31, 2000, the Company had net operating loss carryforwards available to reduce its future taxable income of approximately $54.5 million for federal and $27.5 million for state income tax purposes, respectively. The net operating loss carryforwards expire between 2010 and 2020 for federal and between 2003 and 2005 for state income tax purposes.

     Utilization of net operating losses may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

                                      F-2-16

                                  AUTOWEB.COM

11. NET REVENUE COMPONENTS

     Net revenue can be further analyzed as follows:

                                                 2000       1999       1998
                                                -------    -------    -------
Dealer Sales..................................  $33,891    $21,601    $10,220
Data & Research Tools.........................    5,168      1,493         --
Other.........................................   13,221      9,698      2,821
                                                -------    -------    -------
                                                $52,280    $32,792    $13,041
                                                =======    =======    =======

12.  SUPPLEMENTAL CASH FLOW DISCLOSURE

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                               2000        1999       1998
                                                              -------    --------    -------
Conversion of preferred stock to common stock...............  $    --    $ 13,907    $    --
Unearned stock-based compensation related to stock option
  grants (cancellations)....................................   (2,872)      3,839     11,007
Accretion of mandatorily redeemable convertible preferred
  stock.....................................................       --          --        890
Revenue and advertising expense from barter transactions....      139         773        733
Acquisition of intangibles in exchange for common stock.....       --          --         13
Issuance of common stock warrant/common stock in exchange
  for services..............................................       --          --         50
Net issuance of common stock warrants.......................       --         221         --
Issuance of Series D mandatorily redeemable convertible
  preferred stock pursuant to exercise of option for note
  receivable................................................       --         686         --
Issuance of common stock pursuant to exercise of option for
  note receivable...........................................       --         100         --

Liabilities assumed in connection with acquisition of The
  Automotive Information Center:
  Fair value of assets acquired.............................             $ 20,270
  Cash paid.................................................              (16,000)
  Common stock issued.......................................               (3,328)
                                                                         --------
  Liabilities assumed.......................................             $    942
                                                                         ========
Cash paid during the year for interest......................  $    87    $    155    $   101
Taxes paid during the year..................................       --           1          1

     During 2000 the Company recognized approximately $3.4 million of revenue from dealer sales to CarsDirect, a shareholder of the Company, and was compensated by the issuance of preferred stock, valued at $3.1 million, in the non-public company and cash of approximately $300,000. Subsequently in 2000 the Company recorded a charge of $3.1 million to reflect an other than temporary impairment in the value of those preferred shares.

13. RELATED PARTY TRANSACTIONS

     At December 31, 2000 and 1999, Autoweb had full recourse promissory notes receivable in the amount of $960,000 from two stockholders who are also related parties. Of this amount, $174,000 is included in "prepaid expenses and other current assets" and $786,000 is included in stockholders' equity as "notes receivable from stockholders." Notes receivable totaling $922,000 are interest free and collateralized by 395,661 shares of common stock and the remaining note receivable for $38,000 bears interest at a rate of 5.59% per annum and is collateralized by 177,012 shares of common stock. Additional related party transactions are described in Note 6.

                                      F-2-17

                               AUTOWEB.COM, INC.

                            CONDENSED BALANCE SHEETS

                                     ASSETS

                                                              MARCH 31,    DECEMBER 31,
                                                                2001           2000
                                                              ---------    ------------
                                                                   (IN THOUSANDS)
                                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $ 13,191         27,137
  Accounts receivable, net..................................     8,545          8,518
  Prepaid expenses and other current assets.................     5,716         10,149
                                                              --------       --------
     Total current assets...................................    27,452         45,804
Property and equipment, net.................................     1,887          2,285
Purchased technology and other intangible assets, net.......    10,104         11,878
Deposits and other assets...................................       177            177
                                                              --------       --------
     Total assets...........................................  $ 39,620       $ 60,144
                                                              ========       ========

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Account payable and other accrued expenses................  $  2,425       $  3,705
  Accrued payroll and related expenses......................       897            991
  Deferred revenue..........................................       540            773
  Notes and capital lease obligations payable...............       205            314
                                                              --------       --------
     Total current liabilities..............................     4,067          5,783
                                                              --------       --------

Stockholders' equity:
  Common stock..............................................        26             26
  Additional paid-in capital................................   131,762        131,761
  Notes receivable from stockholders........................      (786)          (786)
  Unearned stock-based compensation.........................    (2,177)        (2,489)
  Accumulated deficit.......................................   (93,272)       (74,151)
                                                              --------       --------
     Total stockholders' equity.............................    39,553         54,361
                                                              --------       --------
     Total liabilities and stockholders' equity.............  $ 39,620       $ 60,144
                                                              ========       ========

   The accompanying notes are an integral part of these financial statements.

                                      F-2-18

                               AUTOWEB.COM, INC.

                       CONDENSED STATEMENTS OF OPERATIONS

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                2001         2000
                                                              ---------    --------
                                                              (IN THOUSANDS EXCEPT
                                                               PER SHARE AMOUNTS)
                                                                   (UNAUDITED)
Net revenues................................................  $ 10,094     $15,794
Cost of net revenues........................................     1,919       1,661
                                                              --------     -------
  Gross profit..............................................     8,175      14,133

Operating expenses:
  Sales and marketing.......................................     8,393      14,725
  Sales and marketing -- settlement charge..................    12,635           0
  Product development.......................................     1,601       1,882
  General and administrative................................     2,367       3,327
  Merger related costs......................................       850           0
  Amortization of intangible assets.........................     1,775       1,745
                                                              --------     -------
     Total operating expenses...............................    27,621      21,679
                                                              ========     =======
Loss from operations........................................   (19,446)     (7,546)
Interest and other income, net..............................       325         318
                                                              --------     -------
Net loss....................................................  $(19,121)    $(7,228)
                                                              ========     =======

Net loss per share:
  Basic and diluted.........................................  $  (0.65)    $ (0.28)
                                                              ========     =======
  Weighted average shares -- basic and diluted..............    29,535      25,503
                                                              ========     =======

   The accompanying notes are an integral part of these financial statements.

                                      F-2-19

                               AUTOWEB.COM, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2001       2000
                                                              --------    -------
                                                                (IN THOUSANDS)
                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................  $(19,121)   $(7,228)
  Adjustments to reconcile net loss to net cash provided by
     (used in) operating activities:
     Depreciation and amortization..........................       496        471
     Amortization of purchased technology and other
      intangible assets.....................................     1,774      1,754
     Provision for doubtful accounts........................      (235)       421
     Stock-based compensation expense for employee options
      granted, net..........................................       312        419
     Change in assets and liabilities:
       Accounts receivable..................................       208     (2,977)
       Prepaid expenses and other current assets............     4,433     (1,399)
       Deposits and other assets............................        --        354
       Accounts payable and other accrued expenses..........    (1,280)     1,621
       Accrued payroll and related expenses.................       (94)      (977)
       Deferred revenue.....................................      (233)       116
                                                              --------    -------
          Net cash used in operating activities.............   (13,740)    (7,434)
                                                              --------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments.......................        --         --
  Maturity of short-term investments........................        --     20,897
  Acquisition of property and equipment.....................       (98)      (475)
                                                              --------    -------
          Net cash provided by (used in) investing
           activities.......................................       (98)    20,422
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments under notes payable and capital lease
     obligations............................................      (109)       (80)
  Proceeds from borrowing under debt facilities.............        --         --
  Proceeds from issuance of common stock, net of issuance
     costs..................................................         1        406
                                                              --------    -------
          Net cash provided by financing activities.........      (108)       326
                                                              --------    -------
Net increase in cash and cash equivalents...................   (13,946)    13,314
Cash and cash equivalents, at the beginning of period.......    27,137      9,387
                                                              --------    -------
Cash and cash equivalents, at end of period.................  $ 13,191    $22,701
                                                              ========    =======
Supplemental disclosure of noncash investing and financing
  activities:
  Unearned stock-based compensation (cancellations) related
     to employee stock option grants, net...................  $     --    $  (875)
  Revenue and advertising expense from barter
     transactions...........................................  $     --    $    69

   The accompanying notes are an integral part of these financial statements.

                                      F-2-20

                               AUTOWEB.COM, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY

     Autoweb.com, Inc. (the "Company") was incorporated in California on October 3, 1995 as Downtown Web, Inc. and reincorporated in Delaware on March 16, 1999. The Company provides a consumer automotive Internet service, whereby its Web site enables consumers to select new or pre-owned vehicles from member dealers, and the Company also offers services that enable consumers to purchase automotive-related products and services such as insurance and financing. The Company also provides, through its division AIC, automotive and on-line research tools for automotive manufacturers, major web portals and other industries. The Company markets and sells it's services primarily in North America and operates in one business segment.

     The Company has sustained net losses and negative cash flows from operations since its inception. The Company's ability to meet its obligations in the ordinary course of business is dependent on its ability to achieve profitable operations and/or raise additional financing through public or private equity financings or other sources of financing to fund operations. However, there is no assurance that the Company will achieve profitable operations or that it will be able to raise adequate financing from other sources. Management believes that its current funds will be sufficient to enable the Company to meet its planned expenditures through at least December 31, 2001. If anticipated operating results are not achieved, management has the intent and it believes that it has the ability to delay or reduce expenditures so as not to require additional financial resources, if such resources were not available on terms acceptable to the Company.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

     The accompanying condensed financial statements as of March 31, 2001, and for the three months ended March 31, 2001 and 2000, are unaudited. These unaudited interim condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows as of March 31, 2001 and for the three months ended March 31, 2001 and 2000. These unaudited interim condensed financial statements and notes thereto should be read in conjunction with the Company's financial statements included in the Company's 2000 10-K/A filed with the Securities and Exchange Commission on April 30, 2001. The results for the three months ended March 31, 2001 are not necessarily indicative of the expected results for the year ending December 31, 2001 or any other future period.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with six high credit quality financial institutions in the United States. The Company maintains allowances for potential credit losses, and such losses have been within management's expectation. The Company's accounts receivable are derived from revenues earned primarily from customers located in the United States and the Company performs ongoing credit evaluations of its customers' financial condition.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities, approximate fair value due to their relatively short maturities.

                                      F-2-21

                               AUTOWEB.COM, INC.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with original maturities or remaining maturities at the time of purchase of ninety days or less to be cash equivalents. Cash equivalents consist primarily of deposits in money market funds.

STOCK-BASED COMPENSATION

     In 1997, the Company adopted the disclosure provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation." The Company has elected to continue accounting for stock-based compensation issued to employees using Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant between the fair value of the Company's stock and the exercise price. Stock issued to non-employees has been accounted for in accordance with SFAS No. 123 and valued using the Black-Scholes option pricing model.

NET LOSS PER SHARE

     The Company computes net loss per share in accordance with SFAS No. 128, "Earning per Share" and SEC Staff Accounting Bulletin ("SAB") 98. Under the provisions of SFAS No. 128, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of common shares issuable upon the exercise of stock options are included in the diluted net loss per share computation to the extent such shares are dilutive.

                                                               THREE MONTHS ENDED,
                                                                    MARCH 31,
                                                              ---------------------
                                                                2001         2000
                                                              ---------    --------
                                                              (IN THOUSANDS, EXCEPT
                                                               PER SHARE AMOUNTS)
Numerator:
  Net loss..................................................  $(19,121)    $(7,228)
                                                              ========     =======
Denominator:
  Weighted average shares -- basic and diluted..............    29,535      25,503
                                                              ========     =======
  Net loss per share -- basic and diluted...................  $  (0.65)    $ (0.28)
                                                              ========     =======

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, is effective for all fiscal quarters of all years beginning after June 15, 2000. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. Under SFAS No. 133, gains or losses resulting from changes in the values of derivatives are to be reported in the statement of operations or as a deferred item, depending on the use of the derivatives and whether they qualify for hedge accounting. The Company is required to adopt SFAS No. 133 in the first quarter of 2001. To date, the Company has not engaged in any hedging activity and adoption of this new standard has not had a significant impact on the Company.

                                      F-2-22

                               AUTOWEB.COM, INC.

NOTE 3 -- COMMON STOCK

UNEARNED STOCK-BASED COMPENSATION

     In connection with certain employee stock option grants during the three months ended March 31, 2001 and 2000, the Company recognized unearned compensation and related amortization expense as displayed in the table below. Amortization expense is being recognized over the vesting periods of the related options.

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                               2001        2000
                                                              ------      -------
Unearned stock-based compensation (cancellations)...........   $  0        $(368)
Amortization expense, net of cancellations..................   $312        $ 420

NOTE 4 -- RELATED PARTY TRANSACTIONS

     At March 31, 2001, the Company had full recourse promissory notes receivable in the amount of approximately $960,000, approximately $922,000 of which is from Dean DeBiase, our Chairman and approximately $38,000 of which is from Samuel Hedgpeth, our former President and Chief Executive Officer. Of this amount, approximately $174,000 is included in "prepaid expenses and other current assets" and approximately $786,000 is included in stockholders' equity as "notes receivable from stockholders." Notes receivable totaling approximately $922,000 are interest free and collateralized by 595,660 shares of common stock and the remaining note receivable for approximately $38,000 bears interest at a rate of 5.59% per annum and is collateralized by 177,012 shares of common stock.

NOTE 5 -- COMMITMENTS

     Through March 31, 2000, the Company had agreements with two global Internet media companies to maintain certain exclusive promotional rights and linkage with the media companies and to receive certain advertising. In addition, the Company shares in certain advertising revenues earned by the media companies. One of the agreements had been entered into on March 26, 2000 and on April 18, 2000 the related party had finalized its purchase of newly-issued unregistered shares of common stock from the Company for approximately $21.9 million, resulting in the ownership of approximately 10% of the Company's outstanding common stock. The related party has registration rights with respect to those shares. The March 2000 agreement committed the Company to the following payments for services to be provided by the shareholder: 2001 -- $10.0 million;
2002 -- $10.0 million; 2003 -- $2.5 million. In addition, the Company participated in certain advertising revenue earned by the related party shareholder. On March 21, 2001 the agreement was terminated and the Company made a final payment of $13.3 million to the shareholder in settlement of its then outstanding commitments; no specific services were received for that payment. The Company will continue to receive certain content and customer referrals from the related party shareholder and will participate in certain advertising revenue earned by the related party shareholder. Also, on April 2, 2001, the Company entered into an amendment of the agreement with the remaining global Internet media company which provides for a reduction in the advertising received in consideration for reduced payments.

     The future remaining payments under the amended agreement were reduced from $6.7 million, $8.8 million and $6.7 million as compared to the payments under the amended arrangement of $3.8 million, $5.1 million and $3.8 million, for the remainder of 2001, 2002 and 2003, respectively.

     The Company also has multi-year agreements with other Internet advertisers and automotive information providers that make available to consumers vehicle research data over the Internet. Such agreements require that the Company pay fees to these companies based on the volume of referrals
                                      F-2-23

                               AUTOWEB.COM, INC.

received by the Company from these services. The Company expenses these amounts as the services are provided.

NOTE 6 -- SUBSEQUENT EVENTS (UNAUDITED)

     On April 11, 2001, Autoweb entered into a definitive acquisition agreement with Autobytel. Under the terms of the agreement, Autoweb stockholders will receive 0.3553 shares of Autobytel common stock in exchange for each share of Autoweb common stock. Outstanding stock options to purchase shares of Autoweb common stock will be assumed after adjustment at the same exchange ratio.

                                      F-2-24

                                                                         ANNEX A

                              COMPOSITE CONFORMED

                             ACQUISITION AGREEMENT

                                  BY AND AMONG

                               AUTOBYTEL.COM INC.

                         AUTOBYTEL ACQUISITION I CORP.

                                      AND

                               AUTOWEB.COM, INC.

                                 APRIL 11, 2001

                               TABLE OF CONTENTS

                                                                      PAGE
                                                                      ----
Article I. THE MERGER...............................................   A-1
  1.1   The Merger..................................................   A-1
  1.2   Closing; Effective Time.....................................   A-1
  1.3   Effect of the Merger........................................   A-1
  1.4   Certificate of Incorporation; Bylaws........................   A-2
        (a) Certificate of Incorporation............................   A-2
        (b) Bylaws..................................................   A-2
  1.5   Directors and Officers......................................   A-2
  1.6   Effect on Capital Stock.....................................   A-2
        (a) Conversion of Autoweb Common Stock......................   A-2
        (b) Cancellation of Autoweb Common Stock Owned by Autobytel
        or Autoweb..................................................   A-2
        (c) Autoweb Stock Option Plans..............................   A-2
        (d) Capital Stock of Merger Sub.............................   A-2
        (e) Adjustments to Exchange Ratio...........................   A-3
        (f) Dissenting Shares.......................................   A-3
        (g) Fractional Shares.......................................   A-3
  1.7   Surrender of Certificates...................................   A-3
        (a) Exchange Agent..........................................   A-3
        (b) Autobytel to Provide Common Stock and Cash..............   A-3
        (c) Exchange Procedures.....................................   A-3
        (d) Distributions With Respect to Unexchanged Shares........   A-4
        (e) Transfers of Ownership..................................   A-4
        (f) No Liability............................................   A-4
  1.8   No Further Ownership Rights in Autoweb Common Stock.........   A-4
  1.9   Lost, Stolen or Destroyed Certificates......................   A-4
  1.10  Tax Consequences............................................   A-5
  1.11  Taking of Necessary Action; Further Action..................   A-5
Article II. REPRESENTATIONS AND WARRANTIES OF AUTOWEB...............   A-5
  2.1   Organization, and Qualification; No Subsidiaries............   A-5
  2.2   Capitalization..............................................   A-6
  2.3   Authority; Governmental Consents............................   A-6
        (a) Authority...............................................   A-6
        (b) Governmental Consents...................................   A-6
  2.4   No Violation................................................   A-7
  2.5   SEC Reports and Financial Statements........................   A-7
  2.6   Compliance with Applicable Laws and Permits; Regulatory
        Matters.....................................................   A-7
  2.7   Certain Agreements Affected by the Merger...................   A-8
  2.8   Litigation..................................................   A-8

                                                                      PAGE
                                                                      ----
  2.9   Registration Statement; Proxy Statement/Prospectus..........   A-8
  2.10  Employee Benefit Plans......................................   A-9
        (a) Plans...................................................   A-9
        (b) Documents...............................................   A-9
        (c) Compliance..............................................   A-9
        (d) Contributions...........................................   A-9
        (e) Multi-Employer Plan Etc. ...............................   A-9
        (f) Liabilities.............................................   A-9
        (g) Claims..................................................  A-10
        (h) COBRA etc. .............................................  A-10
  2.11  Intellectual Property.......................................  A-10
        (a) Certain Definitions.....................................  A-10
        (b) Marks...................................................  A-10
        (c) Owned Patents...........................................  A-10
        (d) Owned Copyrights/Maskworks..............................  A-11
        (e) Trade Secrets...........................................  A-11
        (f) Software................................................  A-11
        (g) Infringement............................................  A-12
        (h) Confidentiality.........................................  A-12
  2.12  Contracts...................................................  A-12
  2.13  Vote Required...............................................  A-12
  2.14  Absence of Certain Changes..................................  A-12
  2.15  Restrictions on Business Activities.........................  A-12
  2.16  Title to Property...........................................  A-12
  2.17  Environmental Matters.......................................  A-13
        (a) Hazardous Materials.....................................  A-13
        (b) Certain Definitions.....................................  A-13
  2.18  Employee Matters............................................  A-13
  2.19  Interested Party Transactions...............................  A-14
  2.20  Insurance...................................................  A-14
  2.21  Minute Books................................................  A-14
  2.22  Complete Copies of Materials................................  A-14
  2.23  Board Approval..............................................  A-14
  2.24  State Anti-Takeover Statutes................................  A-14
  2.25  Dealers/Customers...........................................  A-14
  2.26  Brokers' and Finders' Fees..................................  A-14
  2.27  Opinion of Financial Advisor................................  A-14
  2.28  Voting Agreement............................................  A-14
  2.29  Tax Representations.........................................  A-15
  2.30  Representations Complete....................................  A-16

                                                                      PAGE
                                                                      ----
Article III. REPRESENTATIONS AND WARRANTIES OF AUTOBYTEL AND MERGER
SUB.................................................................  A-16
  3.1   Organization, and Qualification.............................  A-17
  3.2   Capitalization..............................................  A-17
  3.3   Authority; Governmental Consents............................  A-17
        (a) Authority...............................................  A-17
        (b) Governmental Consents...................................  A-18
  3.4   No Violation................................................  A-18
  3.5   SEC Reports and Financial Statements........................  A-18
  3.6   Compliance with Applicable Laws and Permits; Regulatory
        Matters.....................................................  A-19
  3.7   Litigation..................................................  A-19
  3.8   Registration Statement; Proxy Statement/Prospectus..........  A-19
  3.9   Employee Benefit Plans......................................  A-19
  3.10  Intellectual Property.......................................  A-20
        (a) Right to Use............................................  A-20
        (b) Trade Secrets...........................................  A-20
        (c) Software................................................  A-20
        (d) Infringement............................................  A-20
        (e) Confidentiality.........................................  A-20
  3.11  Contracts...................................................  A-20
  3.12  Vote Required...............................................  A-20
  3.13  Absence of Certain Changes..................................  A-21
  3.14  Restrictions on Business Activities.........................  A-21
  3.15  Properties..................................................  A-21
  3.16  Environmental Matters.......................................  A-21
  3.17  Employee Matters............................................  A-22
  3.18  Interested Party Transactions...............................  A-22
  3.19  Complete Copies of Materials................................  A-22
  3.20  Board Approval..............................................  A-22
  3.21  State Anti-Takeover Statutes................................  A-22
  3.22  Brokers' and Finders' Fees..................................  A-22
  3.23  Minute Book.................................................  A-22
  3.24  Opinion of Financial Advisor................................  A-22
  3.25  Insurance...................................................  A-22
  3.26  Tax Representations.........................................  A-23
  3.27  Representations Complete....................................  A-24
Article IV. CONDUCT PRIOR TO THE EFFECTIVE TIME.....................  A-24
  4.1   Conduct of Business of Autoweb and Autobytel................  A-24
  4.2   Conduct of Business of Autoweb..............................  A-25
  4.3   Conduct of Business of Autobytel............................  A-27
  4.4   No Solicitation.............................................  A-27

                                                                      PAGE
                                                                      ----
Article V. ADDITIONAL AGREEMENTS; REPRESENTATIONS...................  A-28
  5.1   Proxy Statement/Prospectus; Registration Statement..........  A-28
  5.2   Meeting of Autoweb Stockholders.............................  A-28
  5.3   Meeting of Autobytel Stockholders...........................  A-28
  5.4   Access to Information.......................................  A-29
        (a) Access..................................................  A-29
        (b) Ongoing Operations......................................  A-29
        (c) No Modification.........................................  A-29
  5.5   Confidentiality.............................................  A-29
  5.6   Public Disclosure...........................................  A-29
  5.7   Consents; Cooperation.......................................  A-29
        (a) Consents................................................  A-29
        (b) Cooperation.............................................  A-29
        (c) No Action Required......................................  A-30
  5.8   Merger Filings..............................................  A-30
  5.9   Voting Agreement............................................  A-30
  5.10  Legal Requirements..........................................  A-30
  5.11  Blue Sky Laws...............................................  A-30
  5.12  Assumed Options.............................................  A-30
  5.13  Letter of Autobytel's and Autoweb's Accountants.............  A-31
        (a) Autobytel...............................................  A-31
        (b) Autoweb.................................................  A-31
  5.14  Form S-8....................................................  A-31
  5.15  Listing of Additional Shares................................  A-31
  5.16  Determination Letter........................................  A-31
  5.17  Increase Autobytel's Board..................................  A-31
  5.18  Indemnification.............................................  A-31
        (a) Indemnification.........................................  A-31
        (b) Directors and Officers Insurance........................  A-32
        (c) Claims..................................................  A-32
        (d) Successors..............................................  A-32
        (e) Beneficiaries...........................................  A-32
        (f) Best Efforts and Further Assurances.....................  A-32
Article VI. CONDITIONS TO THE MERGER................................  A-33
  6.1   Conditions to Obligations of Each Party to Effect the
        Merger......................................................  A-33
        (a) Stockholder Approval....................................  A-33
        (b) Registration Statement Effective........................  A-33
        (c) No Injunctions or Restraints; Illegality................  A-33
        (d) Governmental Approval...................................  A-33
        (e) Listing of Additional Shares............................  A-33

                                                                      PAGE
                                                                      ----
  6.2   Additional Conditions to Obligations of Autoweb.............  A-33
        (a) Representations, Warranties and Covenants...............  A-33
        (b) No Material Adverse Effect..............................  A-34
        (c) Tax Opinion.............................................  A-34
        (d) Change of Control of Autobytel..........................  A-34
        (e) Employment Agreements...................................  A-34
  6.3   Additional Conditions to the Obligations of Autobytel and
        Merger Sub..................................................  A-34
        (a) Representations, Warranties and Covenants...............  A-34
        (b) Third Party Consents....................................  A-34
        (c) Injunctions or Restraints on Conduct of Business........  A-34
        (d) Dissenting Shares.......................................  A-34
        (e) No Material Adverse Effect..............................  A-34
        (f) Tax Opinion.............................................  A-35
        (g) Amendments to Certain Documents.........................  A-35
Article VII. TERMINATION, AMENDMENT AND WAIVER......................  A-35
  7.1   Termination.................................................  A-35
  7.2   Effect of Termination.......................................  A-36
  7.3   Expenses and Termination Fees...............................  A-36
        (a) Parties to Bear Own Expenses............................  A-36
        (b) Expenses and Termination Fees Payable by Autoweb........  A-36
        (c) Expenses and Termination Fees Payable by Autobytel......  A-37
  7.4   Amendment...................................................  A-37
  7.5   Extension; Waiver...........................................  A-37
Article VIII. GENERAL PROVISIONS....................................  A-37
  8.1   Non-Survival at Effective Time..............................  A-37
  8.2   Notices.....................................................  A-37
  8.3   Interpretation..............................................  A-38
  8.4   Counterparts................................................  A-38
  8.5   Entire Agreement; Nonassignability; Parties in Interest.....  A-38
  8.6   Severability................................................  A-38
  8.7   Remedies Cumulative.........................................  A-39
  8.8   Governing Law...............................................  A-39
  8.9   Rules of Construction.......................................  A-39

                             INDEX OF DEFINED TERMS

                                                                SECTION
                                                                -------
Agreement...................................................  Preamble
Antitrust Laws..............................................  5.7(b)
Assumed Options.............................................  1.6(c)
Autobytel...................................................  Preamble
Autobytel Balance Sheet.....................................  3.5
Autobytel Balance Sheet Date................................  3.13
Autobytel Bylaws............................................  3.1
Autobytel Certificate of Incorporation......................  3.1
Autobytel Common Stock......................................  Recitals
Autobytel Disclosure Schedule...............................  3.0
Autobytel Expenses..........................................  7.2(b)(ii)
Autobytel Financial Statements..............................  3.5
Autobytel Licensed Software.................................  3.10(c)
Autobytel Materials Contracts...............................  3.11
Autobytel Options...........................................  3.2
Autobytel Owned Trade Secrets...............................  3.10(b)
Autobytel Plans.............................................  3.9
Autobytel SEC Documents.....................................  3.5
Autobytel Stockholder Meeting...............................  5.3
Autobytel Stockholders Meeting..............................  3.8
Autobytel Warrants..........................................  3.2
Autoweb.....................................................  Preamble
Autoweb Balance Sheet.......................................  2.5
Autoweb Balance Sheet Date..................................  2.14
Autoweb Common Stock........................................  1.6(a)
Autoweb Disclosure Schedule.................................  2.0
Autoweb Financial Statements................................  2.5
Autoweb Options.............................................  1.6(c)
Autoweb Option Plans........................................  1.6(c)
Autoweb SEC Documents.......................................  2.5
Autoweb Stockholders Meeting................................  2.9
Bylaws......................................................  2.1
CERCLA......................................................  2.17(b)
Certificate of Incorporation................................  2.1
Certificate of Merger.......................................  1.1
Certificates................................................  1.7(c)
Change of Control...........................................  6.2(d)
Closing.....................................................  1.2
Closing Date................................................  1.2

                                                                SECTION
                                                                -------
COBRA.......................................................  2.10(h)
Code........................................................  Recitals
Confidentiality Agreement...................................  5.5
Copyrights..................................................  2.11(a)(iii)
Delaware Law................................................  1.1
Dissenting Shares...........................................  1.6(f)
D&O Insurance...............................................  5.18(b)
Effective Time..............................................  1.2
Employment Contracts........................................  2.10(a)
ERISA.......................................................  2.10(a)
ERISA Affiliate.............................................  2.10(f)
Exchange Act................................................  2.5
Exchange Agent..............................................  1.7(a)
Exchange Ratio..............................................  1.6(c)
Governmental Entity.........................................  2.3(b)
Hazardous Materials.........................................  2.17
HSR Act.....................................................  2.3(b)
Indemnified Parties.........................................  5.18(a)
Intellectual Property Rights................................  2.11(a)
IRS.........................................................  2.3(b)
Licensed Software...........................................  2.11(f)
Marks.......................................................  2.11(a)(i)
Material Adverse Effect.....................................  2.0
Material Contracts..........................................  2.12
Merger......................................................  1.1
Merger Consideration........................................  1.6(a)
Merger Sub..................................................  Preamble
Merger Sub Common Stock.....................................  1.6(d)
Multi-Employer Plan.........................................  2.10(e)
Multiple Employer Plan......................................  2.10(e)
Officer's Certificates......................................  2.10(e)
Order.......................................................  5.7(b)
Owned Patents...............................................  2.11(c)
Owned Marks.................................................  2.11(b)
Owned Software..............................................  2.11(f)
Owned Trade Secrets.........................................  2.11(e)
Patents.....................................................  2.11(a)(ii)
Person......................................................  1.7(e)
Plans.......................................................  2.10(a)
Preferred Stock.............................................  2.2
Proxy Statement.............................................  2.9

                                                                SECTION
                                                                -------
Qualified Plans.............................................  2.10(c)
Registration Statement......................................  2.9
SEC.........................................................  2.5
Securities Act..............................................  2.5
Software....................................................  2.11(a)(v)
Superior Proposal...........................................  4.4
Surviving Corporation.......................................  1.1
Takeover Proposal...........................................  4.4
Taxes.......................................................  2.29(a)
Tax Returns.................................................  2.29(b)
Trade Secrets...............................................  2.11(a)(iv)
Voting Agreement............................................  Recitals
401(k) Plan.................................................  5.16

                             ACQUISITION AGREEMENT

     This ACQUISITION AGREEMENT (the "Agreement") is made and entered into as of April 11, 2001, by and among AUTOBYTEL.COM INC., a Delaware corporation ("Autobytel"), AUTOBYTEL ACQUISITION I CORP., a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of Autobytel, and AUTOWEB.COM, INC., a Delaware corporation ("Autoweb").

                                    RECITALS

     A. The Board of Directors of Autoweb (i) has determined that the Merger (as defined in Section 1.1 below) and the other transactions contemplated by this Agreement are advisable, fair and in the best interests of its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) has determined to recommend that the stockholders of Autoweb adopt and approve this Agreement and approve the Merger.

     B. The Board of Directors of Autobytel (i) has determined that the Merger and the other transactions contemplated by this Agreement are advisable, fair and in the best interests of its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) has determined to recommend that the stockholders of Autobytel adopt and approve this Agreement and approve the Merger and the issuance of shares of Autobytel's common stock, $.001 par value ("Autobytel Common Stock") pursuant to the Merger.

     C. Concurrently with the execution of this Agreement, as a condition and inducement to Autobytel's willingness to enter into this Agreement, certain stockholders of Autoweb are entering into a Voting Agreement in the form attached hereto as Exhibit A (the "Voting Agreement").

     D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   ARTICLE I.

                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined below) and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger attached hereto as Exhibit B (the "Certificate of Merger") and the applicable provisions of the Delaware General Corporation Law ("Delaware Law"), Merger Sub shall be merged with and into Autoweb (the "Merger"), the separate corporate existence of Merger Sub shall cease and Autoweb shall continue as the surviving corporation and a subsidiary of Autobytel. Autoweb as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall take place as soon as practicable after the satisfaction or waiver of each of the conditions set forth in Article VI hereof or at such other time as the parties hereto agree (the "Closing Date"). The Closing shall take place at the offices of Paul, Hastings, Janofsky & Walker LLP, Seventeenth Floor, 695 Town Center Drive, Costa Mesa, California 92626, or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of such filing being the "Effective Time").

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Autoweb and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Autoweb and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  Certificate of Incorporation; Bylaws.

     (a) Certificate of Incorporation. At the Effective Time, the certificate of incorporation of Autoweb shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, which shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such certificate of incorporation, except that Article I of the certificate of incorporation shall be amended to read as follows: The name of this corporation is Autoweb.com, Inc.

     (b) Bylaws. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended.

     1.5 Directors and Officers. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub, each to hold office until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub until their respective successors are duly elected or appointed and qualified.

     1.6 Effect on Capital Stock. By virtue of the Merger and without any action on the part of Merger Sub, Autoweb or the holders of any of the following securities:

          (a) Conversion of Autoweb Common Stock. At the Effective Time, each share of Autoweb common stock, $.001 par value ("Autoweb Common Stock") issued and outstanding immediately prior to the Effective Time other than the Dissenting Shares (if applicable) and other than any shares of Autoweb Common Stock to be canceled pursuant to Section 1.6(b) will be canceled and extinguished and be converted automatically into the right to receive
     0.3553 shares of Autobytel Common Stock (the "Merger Consideration").

          (b) Cancellation of Autoweb Common Stock Owned by Autobytel or Autoweb. At the Effective Time, all shares of Autoweb Common Stock that are owned by Autobytel or any direct or indirect wholly owned subsidiary of Autobytel or of Autoweb immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (c) Autoweb Stock Option Plans. At the Effective Time, all of the outstanding options to purchase Autoweb Common Stock (the "Autoweb Options") issued pursuant to Autoweb's 1997 Stock Option Plan, 1999 Equity Incentive Plan, 1999 Employee Stock Purchase Plan and 1999 Directors Stock Option Plan (the "Autoweb Option Plans") all of which options are listed in
     Section 5.12 of the Autoweb Disclosure Schedule (the "Assumed Options") shall be assumed by Autobytel. Autobytel shall assume only the Assumed Options. Each Assumed Option shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Autoweb Option Plan and the applicable stock option agreements in effect on the date of this Agreement, except that (i) such options will be exercisable for that number of whole shares of Autobytel Common Stock equal to the product of the number of shares of Autoweb Common Stock that were issuable upon exercise of such option (assuming acceleration of vesting) multiplied by the number of shares of Autobytel Common Stock issued in exchange for one share of Autoweb Common Stock (the "Exchange Ratio") and, in the case of fractional shares, such number shall be rounded down to the nearest whole share of Autobytel Common Stock, and (ii) the per share exercise price for the shares of Autobytel Common Stock issuable upon exercise of the Assumed Option will be equal to the quotient determined by dividing the exercise price per share of Autoweb Common Stock at which such Assumed Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent.

          (d) Capital Stock of Merger Sub. At the Effective Time, each share of Common Stock, $.001 par value, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the

     Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $.001 par value, of the Surviving Corporation, and the Surviving Corporation shall be a wholly-owned subsidiary of Autobytel. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

          (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Autobytel Common Stock or Autoweb Common Stock), reorganization, recapitalization or other like change with respect to Autobytel Common Stock or Autoweb Common Stock occurring on or after the date hereof and prior to the Effective Time.

          (f) Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, if the stockholders of Autoweb are entitled to appraisal rights under Delaware Law, then shares of the Autoweb Common Stock with respect to which appraisal rights have been demanded and perfected in accordance with Section 262(d) of Delaware Law (the "Dissenting Shares") shall not be converted into the right to receive the Merger Consideration at or after the Effective Time, and the holder thereof shall be entitled only to such rights as are granted by Delaware Law. Notwithstanding the preceding sentence, if any holder of shares of the Autoweb Common Stock who demands appraisal of such shares under Delaware Law shall effectively withdraw his demand for such appraisal (in accordance with Section 262(k) of Delaware Law) or becomes ineligible for such appraisal (through failure to perfect or otherwise) then, as of the Effective Time or the occurrence of such event, whichever is the last to occur, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Merger Consideration as provided in this
     Section 1.6. Autoweb shall give Autobytel (i) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instrument served pursuant to Section 262 of Delaware Law received by Autoweb and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under such Section.

          (g) Fractional Shares. No fraction of a share of Autobytel Common Stock will be issued, but in lieu thereof each holder of shares of Autoweb Common Stock who would otherwise be entitled to a fraction of a share of Autobytel Common Stock shall receive an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction multiplied by
     (ii) the average closing price of Autobytel common stock for fifteen trading days immediately preceding the closing date of the proposed merger, as reported on the Nasdaq National Market. The number of shares of Autobytel Common Stock awardable hereunder (after aggregating all fractional shares of Autobytel Common Stock resulting from the application of the Exchange Ratio) shall be rounded down to the nearest whole share of Autobytel Common Stock.

     1.7  Surrender of Certificates.

     (a) Exchange Agent. U.S. Stock Transfer Corporation, or such other company as shall be designated by Autobytel if U.S. Stock Transfer Corporation is unable or unwilling to serve, shall act as exchange agent (the "Exchange Agent") in the Merger.

     (b) Autobytel to Provide Common Stock and Cash. Promptly after the Effective Time, Autobytel shall make available to the Exchange Agent for exchange in accordance with this Article I (i) the shares of Autobytel Common Stock issuable pursuant to Section 1.6(a) in exchange for shares of Autoweb Common Stock outstanding immediately prior to the Effective Time, (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 1.6(g) and (iii) any dividends or distributions to which holders of shares of Autoweb may be entitled pursuant to Section 1.7(d).

     (c) Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record (immediately prior to the Effective Time) of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Autoweb Common Stock, whose shares were converted into the right to receive shares of Autobytel Common

Stock, cash in lieu of fractional shares and dividends or distributions, pursuant to Section 1.6(a), 1.6(g) and 1.7(d), respectively, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Autobytel may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Autobytel Common Stock, cash in lieu of fractional shares and dividends or distributions, pursuant to Section 1.6(a), 1.6(g) and 1.7(d), respectively. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Autobytel, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Autobytel Common Stock which such holder has the right to receive pursuant to Section 1.6, payment in lieu of fractional shares pursuant to Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.7(d), and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Autoweb Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of Autobytel Common Stock into which such shares of Autoweb Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6(g).

     (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Autobytel Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Autobytel Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate in accordance with this Section 1.7. Subject to applicable law, following surrender of any such Certificate, the Exchange Agent shall deliver to the record holder of the certificates representing whole shares of Autobytel Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 1.7(d)) with respect to such shares of Autobytel Common Stock.

     (e) Transfers of Ownership. If any certificate representing shares of Autobytel Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Autobytel or any agent designated by it any transfer tax or other taxes required by reason of the issuance of a certificate for shares of Autobytel Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Autobytel or any agent designated by it that any such taxes have been paid or are not payable. For purposes of this Agreement, "Person" shall mean any individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity.

     (f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     1.8 No Further Ownership Rights in Autoweb Common Stock. All shares of Autobytel Common Stock issued upon the surrender for exchange of shares of Autoweb Common Stock in accordance with the terms hereof (including any cash paid in lieu of fractional shares and any dividends or distributions) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Autoweb Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Autoweb Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.9 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Autobytel Common Stock (and cash in lieu of fractional shares and any dividends or distributions) as may be required pursuant to Section 1.6; provided, however, that Autobytel may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Autobytel, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.10 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. It is intended by the parties hereto that the Merger shall be treated for accounting purposes as a "purchase."

     1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Autoweb and Merger Sub, the officers and directors of Autoweb and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

                                  ARTICLE II.

                   REPRESENTATIONS AND WARRANTIES OF AUTOWEB

     In this Agreement, any reference to any event, change, condition or effect being "material" with respect to any Person means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such Person and its subsidiaries, taken as a whole. In this Agreement, any reference to a "Material Adverse Effect" with respect to any Person means any effect that individually or taken together with other effects is materially adverse to (i) the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of such Person and its subsidiaries, taken as a whole or (ii) the ability of such Person to consummate the transactions contemplated by this Agreement; provided, however, that no Material Adverse Effect shall be deemed to have occurred as a result solely of (u) the termination of that certain Agreement between Autoweb and Lycos, Inc. dated March 26, 2000 pursuant to that certain Settlement and Termination Agreement and Release between such parties in the form attached hereto as Exhibit C and the execution of a new agreement between Lycos, Inc. and Autoweb in the form of Exhibit D and any payments or other actions called for by such settlement agreement, (v) any action required by this Agreement, including, without limitation, any adverse effect resulting from the delivery of any notice pursuant to Section 4.2(xix), (w) a decrease in such Person's stock price or the failure to meet or exceed Wall Street research analysts' or such entity's internal earnings estimates or projections, (x) general economic conditions affecting generally the industry in which such Person competes, (y) general market conditions in the United States or (z) any adverse effect resulting from the announcement of this Agreement or the Merger. In this Agreement, any reference to a party's "knowledge" means such party's actual knowledge after reasonable inquiry of employees, officers and directors of such party charged with senior administrative or operational responsibility for such matters. Except as disclosed for a particular statement in the specific corresponding section of the document of even date herewith delivered by Autoweb to Autobytel prior to the execution and delivery of this Agreement (the "Autoweb Disclosure Schedule") corresponding to the Section of this Agreement to which any of the following representations and warranties specifically relate, Autoweb represents and warrants to Autobytel and Merger Sub as follows:

     2.1 Organization, and Qualification; No Subsidiaries. Autoweb is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and is qualified to do business and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where failure to so qualify or be in good standing is not reasonably likely to have a Material Adverse Effect on Autoweb. Autoweb has the corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to
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carry on its business as it is now being conducted, except where the failure to have such power, or authority and governmental approvals is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Autoweb. Autoweb has heretofore made available to Autobytel a complete and correct copy of its Certificate of Incorporation (including all Certificates of Determination or the equivalent thereof) and Bylaws, each as amended to the date hereof (the "Certificate of Incorporation" and "Bylaws", respectively). Such Certificate of Incorporation and Bylaws are in full force and effect. Autoweb is not in violation of any provision of its Certificate of Incorporation or Bylaws. Autoweb does not have any subsidiaries.

     2.2 Capitalization. The authorized capital stock of Autoweb consists of 60,000,000 shares of Autoweb Common Stock and 13,649,976 shares of preferred stock ("Preferred Stock"), 2,474,486 shares of which were formerly designated Series A Preferred Stock, 2,550,000 shares of which were formerly designated Series B Preferred Stock, 2,369,969 shares of which were formerly designated Series C Preferred Stock and 1,255,521 shares of which were formerly designated Series D Preferred Stock. As of the close of business on March 28, 2001, 29,526,453 shares of Autoweb Common Stock were issued and outstanding and no shares of Preferred Stock were issued and outstanding. As of the close of business on March 28, 2001, except for (a) 3,757,293 shares of Autoweb Common Stock reserved for issuance pursuant to outstanding Autoweb Options disclosed in
Section 5.12 of the Autoweb Disclosure Schedule and (b) 951,237 shares of Autoweb Common Stock reserved for issuance pursuant to Autoweb's 1999 Employee Stock Purchase Plan, there are not now, and other than as permitted by Section 4.2(xv) hereof there will not be at the Effective Time any existing options, warrants, calls, subscriptions, or other rights, or other agreements or commitments, obligating Autoweb to issue, transfer or sell any shares of capital stock of Autoweb or bonds, debentures, notes or other indebtedness having voting rights (or convertible into securities having such rights) of, or other equity interest in, Autoweb or securities convertible into or exchangeable for such shares or equity interest or obligating Autoweb to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment. Since March 28, 2001, Autoweb has not issued any shares of its capital stock, except pursuant to the exercise of Autoweb Options outstanding on March 28, 2001. All issued and outstanding shares of Autoweb Common Stock are, and all shares of Autoweb Common Stock which may be issued pursuant to the exercise of outstanding Autoweb Options will be when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable, and such issuance will not violate any preemptive rights under law or otherwise. There are no outstanding contractual obligations of Autoweb to repurchase, redeem or otherwise acquire any shares of Autoweb Common Stock or the capital stock or other security of Autoweb.

     2.3  Authority; Governmental Consents.

     (a) Authority. Autoweb has the corporate power and authority to execute and deliver this Agreement and, subject only to the approval and adoption of this Agreement and the Certificate of Merger by the stockholders of Autoweb as contemplated by Section 6.1(a), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Autoweb and the consummation by Autoweb of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Autoweb, subject, in the case of the Merger, to the approval thereof by the stockholders of Autoweb. This Agreement has been duly and validly executed and delivered by Autoweb, and, assuming this Agreement constitutes a valid and binding obligation of Autobytel and Merger Sub, this Agreement constitutes a valid and binding agreement of Autoweb, enforceable against Autoweb in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditor's rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of any court before which any proceeding may be brought).

     (b) Governmental Consents. Other than (i) in connection with, or in compliance with, the provisions of Delaware Law with respect to the transactions contemplated hereby, the federal securities laws, the securities laws of the various states, the rules of the National Association of Securities Dealers, Inc., (ii) notices to or filings with the Internal Revenue Service (the "IRS") or the Pension Benefit Guaranty Corporation with respect to employee benefit plans, or under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and (iii) where the failure to so have or keep in force would not result in a
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penalty, fine or other payment in excess of $50,000 or an inability to conduct
Autoweb's business as presently conducted, no authorization, consent or approval of, or filing with, any Governmental Entity (as hereinafter defined) is necessary for the consummation by Autoweb of the transactions contemplated by this Agreement, except for the approval of Autoweb's stockholders. As used in this Agreement, the term "Governmental Entity" means any government or subdivision thereof, domestic, foreign or supranational or any administrative, governmental or regulatory authority, agency, commission, tribunal or body, domestic, foreign or supranational.

     2.4 No Violation. Neither the execution and delivery of this Agreement by Autoweb nor the consummation by Autoweb of the transactions contemplated hereby will (i) constitute a breach or violation of any provision of the Certificate of Incorporation or Bylaws of Autoweb, (ii) constitute a breach, violation or default (or any event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of or permit any other party to terminate, require the consent from or the giving of notice to any other party to, or accelerate the performance required by, or result in the creation of any lien or encumbrance upon any property or asset of Autoweb under, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument to which Autoweb, or by which it or any of its properties or assets, are bound, or (iii) subject to the receipt of the requisite consents, approvals, or authorizations of, or filings with Governmental Entities under federal securities laws, applicable corporate and securities laws, the rules of The Nasdaq Stock Market, Inc. and the National Association of Securities Dealers, Inc. and laws relating to employee benefit plans, conflict with or violate any order, judgment or decree, or to the knowledge of Autoweb, any statute, ordinance, rule or regulation applicable to Autoweb, or by which it or any of its properties or assets may be bound or affected, other than, in the case of the foregoing clauses (ii) or (iii), conflicts, breaches, violations, defaults, terminations, accelerations, requirements for consent or notice or creation of liens and encumbrances which, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Autoweb.

     2.5 SEC Reports and Financial Statements. Autoweb has filed with the Securities and Exchange Commission (the "SEC"), and has made available to Autobytel, copies of all forms, reports and documents (the "Autoweb SEC Documents") required to be filed by it under the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Exchange Act"). None of such Autoweb SEC Documents (as of their respective filing dates) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except any statement or omission therein which has been corrected or otherwise disclosed or updated in a subsequent Autoweb SEC Document). The audited and unaudited financial statements of Autoweb included in any Autoweb SEC Document (the "Autoweb Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as otherwise stated in such financial statements, including the related notes), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present the financial position of Autoweb as of the dates thereof and the results of its operations and changes in financial position for the periods then ended, subject, in the case of the unaudited financial statements, to normal year-end audit adjustments, and except for the absence of certain footnote information in the unaudited statements. Autoweb does not have any material liabilities or obligations of any nature (whether absolute, accrued, contingent, unmatured, unaccrued, unliquidated, unasserted, conditional or otherwise), except for liabilities or obligations (i) reflected or reserved against on its balance sheet as at September 30, 2000 (including the notes thereto and the other disclosures made in Autoweb's Form 10-Q for the quarter ended September 30, 2000) (the "Autoweb Balance Sheet") included in the Autoweb SEC Documents, or (ii) incurred in the ordinary course of business consistent with past practice since such date. Any such liability incurred in the ordinary course of business since September 30, 2000, which as of the date of this Agreement individually or taken together with all related liabilities in the aggregate exceeds $250,000 is listed or described in Section
2.5 of the Autoweb Disclosure Schedule.

     2.6  Compliance with Applicable Laws and Permits; Regulatory
Matters. Autoweb has in effect and holds all permits, licenses, orders, authorizations, registrations, approvals and other analogous instruments, and

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Autoweb has made all filings and registrations and the like necessary or required by law to conduct its business as presently conducted, other than such permits, licenses, orders, authorizations, registrations, approvals, and other instruments, the absence of which is not reasonably likely to have a Material Adverse Effect on Autoweb. Autoweb has not received any written governmental notices within two years prior to the date hereof alleging any violation by Autoweb of any such laws, rules, regulations or orders that has not been cured as of the date hereof. Autoweb is not in default or noncompliance under any (a) permits, consents, or similar instruments, and (b) business and local and county laws, ordinances, regulations, judgments, orders, decrees or rules of any court, arbitrator or governmental, regulatory or administrative agency or entity, other than such default or noncompliance which is not reasonably likely to have a Material Adverse Effect on Autoweb.

     2.7  Certain Agreements Affected by the Merger. Except as set forth in
Section 2.7 of the Autoweb Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, consultant or employee of Autoweb, (ii) increase any benefits otherwise payable by Autoweb to any Person or result in the acceleration of the time of payment or vesting of any such benefits, or (iii) result in any other detriment or require any other payment under the terms, conditions or provisions of any note, bond, mortgage or indenture or require a payment in excess of $50,000 under the terms, conditions or provisions of any license, lease, contract, agreement or other instrument or obligation, in either case to which Autoweb is a party or by which it or any of its properties or assets may be bound.

     2.8 Litigation. Except as set forth in Section 2.8 of the Autoweb Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Autoweb, threatened, against Autoweb and no such item listed in such Section 2.8, individually or in the aggregate, if adversely determined is reasonably likely to have a Material Adverse Effect on Autoweb or would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. Autoweb is not a party to or bound by any outstanding order, writ, injunction or decree which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Autoweb or would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

     2.9 Registration Statement; Proxy Statement/Prospectus. The information supplied by Autoweb for inclusion in the registration statement on Form S-4 (or such other or successor form as shall be appropriate) pursuant to which the shares of Autobytel Common Stock to be issued in the Merger will be registered with the SEC (the "Registration Statement") shall not at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Autoweb for inclusion in the joint proxy statement/prospectus to be sent to the stockholders of Autoweb in connection with the meeting of Autoweb's stockholders to consider the Merger (the "Autoweb Stockholders Meeting") and to the stockholders of Autobytel in connection with the Autobytel Stockholders Meeting (as defined in Section 3.8 hereof) (such joint proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to Autoweb's stockholders and Autobytel's stockholders, at the time of the Autoweb Stockholders Meeting, the Autobytel Stockholders Meeting or at the Effective Time, contain any statement which, at any such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Autoweb Stockholders Meeting or Autobytel Stockholder Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Autoweb which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Autoweb shall promptly inform Autobytel and Merger Sub. Notwithstanding the foregoing, Autoweb makes no representation, warranty or covenant with respect to any information supplied by or respecting Autobytel or Merger Sub (other than information supplied by and with respect to Autoweb) which is contained in any of the foregoing documents.

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     2.10  Employee Benefit Plans.

     (a) Plans. Section 2.10(a) of the Autoweb Disclosure Schedule includes a complete list of all employee benefit plans and programs providing benefits to any employee or former employee of Autoweb sponsored or maintained by Autoweb or to which Autoweb contributes or is obligated to contribute ("Plans") and all written employment, severance, consulting and other compensation contracts between Autoweb and any current, or former to the extent obligations of Autoweb are outstanding, director, officer, employee or consultant thereof as to which there is any current or potential Autoweb liability or obligation ("Employment Contracts"). Autoweb is not party to any oral Employment Contract that is not terminable at will. No oral Employment Contract requires payments by Autoweb in excess of $50,000 annually. Without limiting the generality of the foregoing, the term "Plans" includes all employee welfare benefit plans within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder ("ERISA"), and all employee pension benefit plans within the meaning of Section 3(2) of ERISA.

     (b) Documents. With respect to each Plan, Autoweb has made available to Autobytel a true, correct and complete copy of: (i) all plan documents, benefit schedules, trust agreements, and insurance contracts and other funding vehicles;
(ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description, if any; (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any;
(vi) the most recent determination letter from the IRS, if any; and (vii) each Employment Contract.

     (c) Compliance. Except as set forth in Section 2.10(c) of the Autoweb Disclosure Schedule, all Plans are in compliance with all applicable provisions of ERISA, the Code and all laws and regulations applicable to the Plans, except where the failure with which to comply is not reasonably likely to have a Material Adverse Effect. With respect to each Plan that is intended to be a "qualified plan" within the meaning of Section 401(a) of the Code ("Qualified Plans"), either (i) the IRS has issued a favorable determination opinion, notification or advisory letter, a copy of which has been provided to Autobytel or (ii) such Plan has remaining a period of time specified in Section 2.10 of the Autoweb Disclosure Schedules under applicable IRS pronouncements in which to apply for such letter and make any amendments that are necessary to obtain a favorable determination as to the qualified status of such Plan.

     (d) Contributions. Except as set forth in Section 2.10(d) of the Autoweb Disclosure Schedule, all contributions required to be made by Autoweb to any Plan under applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, have been timely made or paid in full or, to the extent not required to be made or paid, have been fully reflected in the financial statements of Autoweb included in the Autoweb SEC Documents to the extent required under generally accepted accounting principles.

     (e) Multi-Employer Plan Etc. No Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. Without limiting the generality of the foregoing, no Plan is a "multi-employer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multi-Employer Plan") or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA and which is subject to Title IV of ERISA (a "Multiple Employer Plan").

     (f) Liabilities. There does not now exist, nor, to the knowledge of Autoweb, do any circumstances exist that would reasonably be expected to result in, any liability under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code, (iv) the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (v) corresponding or similar provisions of foreign laws or regulations, other than a liability that arises solely out of, or relates solely to, the Plans, that would be a liability of Autoweb following the Effective Time. Without limiting the generality of the foregoing, (i) neither of Autoweb nor any ERISA Affiliate of Autoweb has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA, (ii) no liability under Title IV or a violation of Section 302 of ERISA has been incurred by Autoweb that has not been satisfied in full, and Autoweb is not aware of any condition that exists that presents a material risk to Autoweb of incurring any such liability, other than liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due) and for
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contributions due to a pension plan (for which a contribution has been paid through the end of 2000), and (iii) no Plan or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Plan ended prior to the Effective Time. An "ERISA Affiliate" means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes Autoweb, or that is a member of the same "controlled group" as Autoweb, pursuant to Section 4001(a)(14) of ERISA.

     (g) Claims. There are no pending, and to the knowledge of Autoweb, no threatened or anticipated claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routine claims for benefits).

     (h) COBRA etc. With respect to each Plan, Autoweb has complied except to the extent that such failure to comply is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect on Autoweb, with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations thereunder, and
(iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations thereunder.

     2.11  Intellectual Property.

     (a) Certain Definitions. The term "Intellectual Property Rights" shall mean intellectual property rights arising from or in respect to the following:

          (i) fictional business names, trade names, trademarks and service marks, logos, Internet domain names, and general intangibles of a like nature (collectively, "Marks");

          (ii) patents and applications therefor, including continuation, divisional, continuation-in-part, or reissue patent applications and patents issuing thereon (collectively, "Patents");

          (iii) copyrights and registrations and applications therefor (collectively, "Copyrights") and mask work rights;

          (iv) know-how, inventions, discoveries, concepts, methods, processes, designs, formulae, technical data, drawings, specifications, data bases and other proprietary and confidential information, including customer lists (collectively, "Trade Secrets"); and

          (v) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, databases and compilations, flow-charts and other work product used to design, plan, organize and develop any of the foregoing (collectively, "Software").

     (b) Marks. Section 2.11(b) of the Autoweb Disclosure Schedule sets forth an accurate and complete list of all registered Marks, pending applications for registration of any Marks and material unregistered Marks, in each case owned by Autoweb or used by Autoweb in its business as presently conducted (collectively, "Owned Marks"). Except as set forth in Section 2.11(b) of the Autoweb Disclosure Schedule, Autoweb has the right to use each of the Owned Marks which are material to the operation of its business as presently conducted in the manner in which such Owned Marks are currently being used, free and clear of any and all liens, and Autoweb has not received any written notice or claim challenging Autoweb's right to use such Owned Marks.

     (c) Owned Patents. Section 2.11(c) of the Autoweb Disclosure Schedule sets forth an accurate and complete list of all Patents owned by Autoweb (collectively, "Owned Patents"). Except as set forth on Section 2.11(c) of the Autoweb Disclosure Schedule:

          (i) Autoweb is the owner of all right, title and interest in and to all Owned Patents, in each case free and clear of any and all liens, covenants, conditions and restrictions or other adverse claims or interests of any kind or nature, and Autoweb has taken commercially reasonable steps to protect Autoweb's rights in

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     and to the Owned Patents, and Autoweb has not received any written notice or claim challenging Autoweb's exclusive ownership of the Owned Patents;

          (ii) Autoweb has not taken any action or failed to take any action, conducted its business, or used or enforced (or failed to use or enforce) any of the Owned Patents in a manner that would result in the abandonment or unenforceability of any of the Owned Patents ("abandonment" as used in this clause (ii) shall not include terminal disclaimers and similar actions taken in connection with, and the results of, oppositions, re-examinations, reissues, litigation, interferences and similar proceedings);

          (iii) to Autoweb's knowledge, the inventions disclosed in the Owned Patents may be practiced by Autoweb without infringing any other Patents owned by any other Person;

          (iv) Autoweb has not granted to any other Person any right, license or permission to practice any Owned Patents;

          (v) no Owned Patent has been or is now involved in any interference, reissue, reexamination or opposition proceeding or any other litigation or proceeding of any kind; and

          (vi) to Autoweb's knowledge, there is no Patent issued to or filed by any other Person, which Patent is actually interfering, or could reasonably be expected to interfere, with any Owned Patent and none of the activities, technology, products or operations of any other Person has infringed or is infringing on any of the Owned Patents.

     (d) Owned Copyrights/Maskworks. There are no registered Copyrights or mask works owned or used by Autoweb in connection with its business.

     (e) Trade Secrets. Autoweb has taken reasonable precautions in accordance with standard industry practice to protect the secrecy, confidentiality and value of all material Trade Secrets of Autoweb (collectively, "Owned Trade Secrets"). Except as set forth in Section 2.11(e) of the Autoweb Disclosure Schedule, Autoweb has the right to use all of the Owned Trade Secrets and none of the Owned Trade Secrets is subject to any liens, covenants, conditions and restrictions or other adverse claims or interests of any kind or nature, and Autoweb has not received any notice or claim challenging Autoweb's right to use any of the Owned Trade Secrets, and, to Autoweb's knowledge, no other Person has misappropriated any of Autoweb's Owned Trade Secrets.

     (f) Software. Section 2.11(f) of the Autoweb Disclosure Schedule sets forth a complete and accurate list of all of the Software that is owned exclusively by Autoweb and used in the conduct of its business (collectively, the "Owned Software"), and all Software that is used by Autoweb in the conduct of its business that is not exclusively owned by Autoweb (collectively, the "Licensed Software") except for software licensed pursuant to so-called "shrinkwrap" licenses. Except as set forth in Section 2.11(f) of the Autoweb Disclosure
Schedule:

          (i) Autoweb is the owner of all Owned Software, including all Copyrights, Trade Secrets and other Intellectual Property Rights relating thereto, in each case free and clear of any and all liens, encumbrances, covenants, conditions and restrictions or other adverse claims or interests of any kind or nature except as set forth in clause (ii) below, provided that, with respect to any patents related to the Owned Software, this representation is made to the best of Autoweb's knowledge only, and Autoweb has not received any notice or claim challenging Autoweb's exclusive ownership of any Owned Software or any such Intellectual Property Rights relating thereto;

          (ii) Autoweb has not assigned, licensed, transferred or encumbered to or for the benefit of any other Person any of its rights in or to any Software in which it has rights, excluding any non-exclusive licenses granted to customers in the ordinary course of business;

          (iii) No source code of any Owned Software has been licensed or otherwise made available to any other Person, Autoweb has treated the source code of the Owned Software, and the data associated therewith, as confidential and proprietary business information, and has taken all reasonable steps to protect the same as trade secrets of Autoweb; and

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          (iv) Autoweb has lawfully acquired the right to use the Licensed
     Software as it is used in the conduct of its business as presently conducted, and has not exercised any rights in respect of any Licensed Software, including any reproduction, distribution or derivative work rights, outside the scope of any license expressly granted by the Person from which the right to use such Licensed Software was obtained.

     (g) Infringement. Except as set forth in Section 2.11(g) of the Autoweb Disclosure Schedule, Autoweb is not, nor has it been, a party to any proceeding involving a claim of infringement, misappropriation or other wrongful use or exploitation by Autoweb of any other Person's Intellectual Property Rights. Autoweb is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any material license, sublicense or other agreement relating to its Intellectual Property Rights.

     (h) Confidentiality. Autoweb has taken reasonable steps to protect its Intellectual Property Rights, including, without limitation, requiring its employees, officers, directors and consultants to execute and deliver confidentiality, assignment of rights and non-disclosure agreements. To Autoweb's knowledge, no employee of Autoweb is in violation of any term (whether written or verbal) of any confidentiality or nondisclosure agreement.

     2.12 Contracts. Each material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Autoweb is a party or by which it or any of its properties or assets may be bound which involves (i) future payments of $50,000 or more or (ii) the termination of which is reasonably likely to have a Material Adverse Effect (the "Material Contracts") is in full force and effect and there are no defaults by Autoweb or, to Autoweb's knowledge, any other party thereto under any Material Contract.

     2.13 Vote Required. The affirmative vote of the holders of at least a majority of the shares of Autoweb Common Stock outstanding on the record date set for the Autoweb Stockholders Meeting is the only vote of the holders of any of Autoweb's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     2.14 Absence of Certain Changes. Except as disclosed in Section 2.14 of the Autoweb Disclosure Schedule, since September 30, 2000 (the "Autoweb Balance Sheet Date"), Autoweb has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that, as of the date hereof, has resulted in, or is reasonably likely to result in, a Material Adverse Effect on Autoweb; (ii) any acquisition, sale or transfer of any asset with a fair market value of greater than $50,000 of Autoweb other than in the ordinary course of business and consistent with past practice; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Autoweb or any revaluation by Autoweb of its assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Autoweb, or any direct or indirect redemption, purchase or other acquisition by Autoweb of any of its shares of capital stock or other securities; (v) the (a) the entry by Autoweb into any material contract or (b) any amendment or termination of, or default under, any of the foregoing or any Material Contract; (vi) any amendment or change to its Certificate of Incorporation or Bylaws; or (vii) any increase in or modification of the compensation or benefits payable or to become payable by Autoweb to any of its directors or executive level employees, other than normal length of service adjustments in accordance with past practices. Autoweb has not agreed since the Autoweb Balance Sheet Date to do any of the things described in the preceding clauses (i) through (vii) and is not currently involved in any negotiations or discussions to do any of the things described in the preceding clauses (i) through (vii) (other than negotiations or discussions with Autobytel and its representatives regarding the transactions contemplated by this Agreement).

     2.15 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Autoweb which has or reasonably would be expected to have the effect of prohibiting or materially impairing any business practice of Autoweb, any acquisition of property by Autoweb or the conduct of business by Autoweb.

     2.16 Title to Property. Autoweb has good and valid title to its properties, interests in properties and assets, real and personal, used in its business and reflected in the Autoweb Balance Sheet or acquired after the

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Autoweb Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Autoweb Balance Sheet Date in the ordinary course of business), or in the case of leased properties and assets, valid leasehold interests in such property and assets, in every case free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) liens securing debt which are reflected on the Autoweb Balance Sheet, and (iv) liens that in the aggregate are not reasonably likely to have a Material Adverse Effect on Autoweb. The property and equipment of Autoweb that is used in the operations of its business is in good operating condition and repair, normal wear and tear excepted. All properties used in the operation of Autoweb are reflected in the Autoweb Balance Sheet to the extent generally accepted accounting principles require the same to be reflected.
Section 2.16 of the Autoweb Disclosure Schedule identifies each parcel of real property owned or leased by Autoweb as of the date of this Agreement.

     2.17  Environmental Matters.

     (a) Hazardous Materials. During the period that Autoweb has owned or leased its properties and facilities, (i) there have been no disposals, releases or threatened releases of Hazardous Materials (as defined below) on, from or under such properties or facilities by or on behalf of Autoweb or, to the knowledge of Autoweb, any other Person, in either case in violation of applicable laws, and
(ii) neither Autoweb nor, to Autoweb's knowledge, any other Person, has used, generated, manufactured or stored on, under or about such properties or facilities or transported to or from such properties or facilities any Hazardous Materials in a manner that would be reasonably likely to result in liability to Autoweb in excess of $50,000. Autoweb has no knowledge of any presence, disposals, releases or threatened releases of Hazardous Materials on, from or under any such properties or facilities, which may have occurred prior to Autoweb having taken possession of any such properties or facilities and which would be reasonably likely to result in liability to Autoweb in excess of $50,000.

     (b) Certain Definitions. For purposes of this Agreement, the terms "disposal," "release," and "threatened release" shall have the definitions assigned thereto by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601 et seq., as amended ("CERCLA"). For the purposes of this Section, "Hazardous Materials" shall mean any hazardous or toxic substance, material or waste which is regulated under, or defined as a "hazardous substance," "toxic substance," "pollutant," "contaminant," "toxic chemical," "hazardous materials" or "hazardous chemical" under (1) CERCLA; (2) the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Section 1101 et seq.; (3) the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq.; (4) the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.;
(5) the Occupational Safety and Health Act of 1970, 29 U.S.C. Section 651 et seq.; (6) regulations promulgated under any of the above statutes; or (7) any applicable state or local statute, ordinance, rule or regulation that has a scope or purpose similar to those statutes identified above.

     2.18 Employee Matters. Except as is not reasonably likely to result, individually or in the aggregate, in a Material Adverse Effect on Autoweb, Autoweb is in compliance with all applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice. Autoweb has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages, except for arrears of wages less than $25,000 in the aggregate, or any taxes, except for taxes less than $25,000 in the aggregate, or any penalty for failure to comply with any of the foregoing, except for such penalties of less than $25,000 in the aggregate. Autoweb is not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice), which in the aggregate exceed $25,000. There are no pending claims against Autoweb for any amounts under any workers compensation plan or policy or for long term disability, which in the aggregate exceed $25,000. Autoweb does not have any obligations under COBRA with respect to any former employees
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or qualifying beneficiaries thereunder, except for obligations that are less than $25,000 in the aggregate. There are no controversies pending or, to the knowledge of Autoweb, threatened, between Autoweb and any of its employees or former employees, which controversies have or would reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any agency, court or tribunal, foreign or domestic. Autoweb is not a party to any collective bargaining agreement or other labor union contract and Autoweb is not aware of any activities or proceedings of any labor union to organize any such employees. To Autoweb's knowledge, no employees of Autoweb are in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Autoweb because of the nature of the business conducted or presently proposed to be conducted by Autoweb or to the use of trade secrets or proprietary information of others.

     2.19 Interested Party Transactions. Except as disclosed in the Autoweb SEC Documents, Autoweb is not indebted to any director or officer of Autoweb (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such Person is indebted to Autoweb and there are no other transactions of the type required to be disclosed pursuant to Items 402 and 404 of Regulation S-K under the Securities Act and the Exchange Act.

     2.20 Insurance. Section 2.20 of the Autoweb Disclosure Schedule contains a complete list of all insurance policies and bonds to which Autoweb is a party or which pertain to Autoweb's assets. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Autoweb is otherwise in compliance in all material respects with the terms of such policies and bonds. Autoweb has no knowledge of any threatened termination of, or premium increase with respect to, any of such policies.

     2.21 Minute Books. The minute books of Autoweb have been made available to Autobytel and contain a complete and accurate summary of all meetings of directors, including committees of the board of directors, and stockholders or actions by written consent since the time of incorporation of Autoweb through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

     2.22 Complete Copies of Materials. Autoweb has delivered or made available true and complete copies of each document listed on the Autoweb Disclosure Schedule and each other document that has been requested by Autobytel or its counsel in connection with their legal and accounting review of Autoweb.

     2.23 Board Approval. The Board of Directors of Autoweb has approved this Agreement and the Merger, and agrees to promptly submit this Agreement to the stockholders of Autoweb for approval, and will recommend to the stockholders of Autoweb to approve this Agreement and the Merger.

     2.24 State Anti-Takeover Statutes. No state takeover statute is applicable to the Merger, this Agreement or the transactions contemplated hereby.

     2.25 Dealers/Customers. Autoweb has not received any notice and does not have any reason to believe that any dealer or category partner will seek to terminate or modify in a manner adverse to Autoweb its relationship with Autoweb as a result of the transactions contemplated by this Agreement.

     2.26 Brokers' and Finders' Fees. Except for payment obligations to Credit Suisse First Boston set forth in an engagement letter, a copy of which has been provided to Autobytel, Autoweb has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders fees or agents commissions or investment bankers fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     2.27 Opinion of Financial Advisor. Autoweb has been advised by its financial advisor, Credit Suisse First Boston, that in such advisor's opinion, as of March 31, 2001, the Exchange Ratio is fair, from a financial point of view, to holders of the Autoweb Common Stock.

     2.28 Voting Agreement. The Voting Agreement referred to in Section 5.9 hereof has been executed and delivered by Autoweb and the Persons named in
Schedule 5.9 and constitutes a valid and binding
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obligation of Autoweb, enforceable against Autoweb in accordance with its terms
(except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditor's rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of any court before which any proceeding may be brought).

     2.29  Tax Representations.

     (a) The term "Taxes" means all net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, employment, excise, goods and services, severance, stamp, occupation, premium, property, assessments, or other governmental charges of any kind whatsoever, together with any interest, fines and any penalties, additions to tax or other additional amounts incurred, accrued with respect thereto, assessed, charged or imposed under applicable federal, state, local or foreign tax law, provided that any interest, penalties, additions to tax or additional amounts that relate to Taxes for any taxable period (including any portion of any taxable period ending on or before the Closing Date) shall be deemed to be Taxes for such period, regardless of when such items are incurred, accrued, assessed or charged. References to Autoweb shall be deemed to include any predecessor to Autoweb or any Person from which Autoweb incurs a liability for Taxes as a result of transferee liability.

     (b) Autoweb has duly filed (and prior to the Closing Date will duly file), on a timely basis taking into account extensions, all material tax returns, reports, statements or estimates ("Tax Returns") that were due or will be due prior to the Closing Date. Such returns, reports, statements or estimates have been, or will be, prepared in accordance with applicable laws, for all years and periods (and portions thereof), for all jurisdictions (whether federal, state, local or foreign) in which any such returns, reports or estimates were due, or will be due, prior to the Closing Date. No material adjustments relating to such returns have been proposed formally or informally by any taxing authority and, to the knowledge of Autoweb, no basis exists for any material adjustment. All Taxes shown as due and payable on such returns, reports and estimates have been paid (or will be paid prior to the Closing), and there is no current liability for any material Taxes due and payable.

     (c) The Autoweb Balance Sheet reflects adequate reserves in accordance with generally accepted accounting principles (without regard to any amounts reserved for deferred Taxes) for all liabilities for Taxes accrued by Autoweb but not yet paid for all Tax periods and portions thereof through the date of the Autoweb Balance Sheet. Since the date of the Autoweb Balance Sheet, Autoweb has not incurred any liability for Taxes other than in the ordinary course of business.

     (d) Autoweb is not, or within the five year period preceding the Closing Date has not been, an S corporation within the meaning of Section 1361(a) of the Code.

     (e) Autoweb has withheld all required amounts from its employees, agents, contractors, nonresidents, creditors, stockholders and third parties and remitted such amounts to the proper authorities; paid all employer contributions and premiums; and filed all federal, state, local and foreign returns and reports with respect to employee income Tax withholding, and social security and unemployment Taxes and premiums, all in compliance with the withholding provisions of the Code, or any prior provision of the Code and other applicable Laws, except to the extent that any failure to do so is not reasonably likely to have a Material Adverse Effect on Autoweb.

     (f) Autoweb does not have a permanent establishment in any foreign country.

     (g) There are no claims or investigations by the IRS or any other tax authority pending or, to the knowledge of Autoweb, threatened against Autoweb for any past due Taxes in excess of $50,000 individually or in the aggregate, and Autoweb has no reason to expect any taxing authority to assess any material additional taxes for any period for which tax returns were filed; there has been no waiver granted or requested of any applicable statute of limitations or extension of the time for the assessment of any Tax of Autoweb for which Autoweb could be liable under any provision of federal, state, local, or foreign law. No closing agreement (as defined in section 7121 of the Code) or any similar provision of any state, local, or foreign law has been entered into by or with respect to Autoweb.
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     (h) There are no liens or encumbrances for any Tax that is due and payable prior to the Closing Date upon any asset of Autoweb.

     (i) No power of attorney that is currently in force has been granted to any person with respect to any matter relating to Taxes that could materially adversely affect Autoweb.

     (j) Autoweb does not have any item of income, gain, loss or deduction reportable in a taxable period ending after the date hereof but attributable to a transaction that occurred in a taxable period or portion thereof ending on or before the date hereof.

     (k) Except as set forth on Section 2.29(k) of the Autoweb Disclosure Schedule, Autoweb has never been included in nor is includible in any consolidated, combined or unitary Tax Return with any entity.

     (l) Autoweb is not a party to and is not bound by, and Autoweb does not have any obligation under, any Tax sharing, Tax indemnity or similar agreement.

     (m) Autoweb is not a party to any agreement or arrangement which payment thereunder would result, separately or in the aggregate, due to the consummation of the transactions contemplated by this Agreement, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code or an excise Tax to the recipient of such payment pursuant to Section 4999 of the Code. No acceleration of the vesting schedule for any property of Autoweb that is substantially unvested within the meaning of the regulations under Section 83 of the Code will occur in connection with the transactions contemplated by this Agreement. Autoweb is not a party to any agreement or arrangement which, individually or collectively with respect to any person, could give rise to the payment of any amount, due to the consummation of the transactions contemplated by this Agreement, that would not be deductible by Autoweb by reason of Section 162(a)(1) or 162(m) of the Code.

     (n) Autoweb is not, and has not been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Prior to the Closing Date, Autoweb will provide a statement to Autobytel pursuant to
Section 1.1445-2(c)(3) of the Treasury Regulations, to that effect.

     (o) There are no proposed reassessments of any property owned by Autoweb or other proposals that could increase the amount of any Tax to which Autoweb would be subject.

     (p) Autoweb has not filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of any asset owned by Autoweb.

     (q) Autoweb has not constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in connection with the Merger.

     2.30 Representations Complete. None of the representations or warranties made by Autoweb herein or in any Schedule hereto, including the Autoweb Disclosure Schedule, or certificate furnished by Autoweb pursuant to this Agreement, or the Autoweb SEC Documents, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                  ARTICLE III.

                         REPRESENTATIONS AND WARRANTIES
                          OF AUTOBYTEL AND MERGER SUB

     Except as disclosed for a particular statement in the specific corresponding section of the document of even date herewith delivered by Autobytel to Autoweb prior to the execution and delivery of this Agreement

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(the "Autobytel Disclosure Schedule") corresponding to the Section of this
Agreement to which any of the following representations and warranties specifically relate, Autobytel represents and warrants to Autoweb as follows:

     3.1 Organization, and Qualification. Each of Merger Sub and Autobytel is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and is qualified to do business and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where failure to so qualify or be in good standing is not reasonably likely to have a Material Adverse Effect on Autobytel. Each of Merger Sub and Autobytel has the corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, or authority and governmental approvals is not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Autobytel. Each of Merger Sub and Autobytel has heretofore made available to Autoweb a complete and correct copy of its Certificate of Incorporation (including all Certificates of Determination or the equivalent thereof) and Bylaws, each as amended to the date hereof (collectively, the "Autobytel Certificate of Incorporation" and "Autobytel Bylaws", respectively). The Autobytel Certificate of Incorporation and Autobytel Bylaws are in full force and effect. Neither Merger Sub nor Autobytel is in violation of any provision of its Certificate of Incorporation or Bylaws. Autobytel does not have any subsidiaries except Merger Sub and as disclosed, to the extent required, in the Autobytel SEC Documents (as defined below).

     3.2 Capitalization. The authorized capital stock of Autobytel consists of 200,000,000 shares of Autobytel Common Stock and 11,445,187 shares of preferred stock. As of the close of business on March 28, 2001, 20,364,070 shares of Autobytel Common Stock were issued and outstanding and no shares of Preferred Stock were issued and outstanding. The authorized capital stock of Merger Sub consists of 100 shares of common stock, all of which are issued and outstanding and owned by Autobytel. As of the close of business on March 15, 2001, except for (a) 6,256,509 shares of Autobytel Common Stock reserved for issuance pursuant to outstanding options of Autobytel (the "Autobytel Options") and outstanding warrants of Autobytel to purchase 739,800 shares of capital stock of Autobytel (the "Autobytel Warrants") and (b) 391,826 shares of Autobytel Common Stock reserved for issuance pursuant to Autobytel's employee stock purchase plan, there are not now any existing options, warrants, calls, subscriptions, or other rights, or other agreements or commitments, obligating Autobytel or Merger Sub to issue, transfer or sell any shares of its capital stock or bonds, debentures, notes or other indebtedness having voting rights (or convertible into securities having such rights) of, or other equity interest in, Autobytel or securities convertible into or exchangeable for such shares or equity interest or obligating Autobytel or Merger Sub to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment. Since March 15, 2001, Autobytel has not issued any shares of its capital stock, except pursuant to the exercise of Autobytel Options, Autobytel's employee stock purchase plan and Autobytel's Retirement Savings Plan. All issued and outstanding shares of Autobytel Common Stock are, and all shares of Autobytel Common Stock which may be issued pursuant to the exercise of outstanding Autobytel Options and Autobytel Warrants will be when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable, and such issuance will not violate any preemptive rights under law or otherwise. There are no outstanding contractual obligations of Autobytel or Merger Sub to repurchase, redeem or otherwise acquire any of its shares or other securities.

     3.3  Authority; Governmental Consents.

     (a) Authority. Each of Merger Sub and Autobytel has the corporate power and authority to execute and deliver this Agreement and, subject only to the approval by the sole stockholder of Merger Sub, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Autobytel and Merger Sub and the consummation by Autobytel and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Autobytel and Merger Sub, subject to the approval set forth in Section 3.12. This Agreement has been duly and validly executed and delivered by Autobytel and Merger Sub, and, assuming this Agreement constitutes a valid and binding obligation of Autoweb, this Agreement constitutes a valid and binding agreement of
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Autobytel and Merger Sub, enforceable against Autobytel and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditor's rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of any court before which any proceeding may be brought).

     (b) Governmental Consents. Other than (i) in connection with, or in compliance with, the provisions of Delaware Law with respect to the transactions contemplated hereby, the federal securities laws, the securities laws of the various states, the rules of the National Association of Securities Dealers, Inc., (ii) notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to employee benefit plans, or under the HSR Act and
(iii) where the failure to have or keep in force would not result in a penalty, fine or other payment in excess of $150,000 or an inability to conduct Autobytel's business as presently conducted, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary for the consummation by Autobytel or Merger Sub of the transactions contemplated by this Agreement, except for the approval of Autobytel's stockholders required under the rules of the National Association of Securities Dealers, Inc.

     3.4 No Violation. Neither the execution and delivery of this Agreement by Autobytel and Merger Sub nor the consummation by Autobytel and Merger Sub of the transactions contemplated hereby will (i) constitute a breach or violation of any provision of the Certificate of Incorporation or Bylaws of either of them,
(ii) constitute a breach, violation or default (or any event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in the creation of any lien or encumbrance upon any property or asset of Autobytel or Merger Sub under, any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument to which Autobytel or Merger Sub, or by which either of them or any of their properties or assets, are bound, or (iii) subject to the receipt of the requisite consents, approvals, or authorizations of, or filings with Governmental Entities under federal securities laws, applicable corporate and securities laws, the rules of The Nasdaq Stock Market, Inc. and the National Association of Securities Dealers, Inc. and laws relating to employee benefit plans, conflict with or violate any order, judgment or decree, or to the knowledge of Autobytel, any statute, ordinance, rule or regulation applicable to Autobytel or Merger Sub, or by which it or any of its properties or assets may be bound or affected, other than, in the case of the foregoing clauses (ii) or (iii), conflicts, breaches, violations, defaults, terminations, accelerations or creation of liens and encumbrances which, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Autobytel.

     3.5 SEC Reports and Financial Statements. Autobytel has filed with the SEC and has made available to Autoweb, copies of all forms, reports and documents (the "Autobytel SEC Documents") required to be filed by it under the Securities Act or the Exchange Act. None of such Autobytel SEC Documents (as of their respective filing dates) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except any statement or omission therein which has been corrected or otherwise disclosed or updated in a subsequent Autobytel SEC Document). The audited and unaudited financial statements of Autobytel included in any Autobytel SEC Document (the "Autobytel Financial Statements") have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as otherwise stated in such financial statements, including the related notes), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present the financial position of Autobytel as of the dates thereof and the results of its operations and changes in financial position for the periods then ended, subject, in the case of the unaudited financial statements, to normal year-end audit adjustments, and except for the absence of certain footnote information in the unaudited statements. Autobytel does not have any material liabilities or obligations of any nature (whether absolute, accrued, contingent, unmatured, unaccrued, unliquidated, unasserted, conditional or otherwise), except for liabilities or obligations (i) reflected or reserved against on its balance sheet as at September 30, 2000 (including the notes thereto and the other disclosures made in Autobytel's Form 10-Q for the quarter ended September 30,
2000) (the "Autobytel Balance Sheet") included in the Autobytel SEC Documents, or (ii) incurred in the ordinary course of

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business consistent with past practice since such date. Any such liability incurred in the ordinary course of business since September 30, 2000, which as of the date of this Agreement individually or taken together with all related liabilities in the aggregate exceeds $500,000, is listed or described on Section
3.5 of the Autobytel Disclosure Schedule.

     3.6 Compliance with Applicable Laws and Permits; Regulatory Matters. Each of Merger Sub and Autobytel has in effect and holds all permits, licenses, orders, authorizations, registrations, approvals and other analogous instruments, and each of Merger Sub and Autobytel has made all filings and registrations and the like necessary or required by law to conduct its business as presently conducted, other than such permits, licenses, orders, authorizations, registrations, approvals, and other instruments, the absence of which is not reasonably likely to have a Material Adverse Effect on Autobytel. Neither Merger Sub nor Autobytel has received any written governmental notices within two years prior to the date hereof alleging any violation by Autobytel or Merger Sub of any such laws, rules, regulations or orders that has not been cured as of the date hereof. Neither Merger Sub nor Autobytel is in default or noncompliance under any (a) permits, consents, or similar instruments, and (b) business and local and county laws, ordinances, regulations, judgments, orders, decrees or rules of any court, arbitrator or governmental, regulatory or administrative agency or entity, other than such default or noncompliance which is not reasonably likely to have a Material Adverse Effect on Autobytel.

     3.7 Litigation. Except as set forth on Section 3.7 of the Autobytel Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Autobytel, threatened, against Autobytel or Merger Sub that, individually or in the aggregate, if adversely determined is reasonably likely to have a Material Adverse Effect on Autobytel or would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. Neither Merger Sub nor Autobytel is a party to or bound by any outstanding order, writ, injunction or decree which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Autobytel or would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

     3.8 Registration Statement; Proxy Statement/Prospectus. The information supplied by Autobytel for inclusion in the Registration Statement shall not at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Autobytel for inclusion in the Proxy Statement to be sent to the stockholders of Autobytel in connection with the meeting of Autobytel's stockholders to consider the Merger (the "Autobytel Stockholders Meeting") and the Autoweb's stockholders in connection with the Autoweb Stockholders Meeting shall not, on the date the Proxy Statement is first mailed to Autobytel's stockholders and Autoweb's stockholders, at the time of the Autobytel Stockholders Meeting, the Autoweb Stockholders Meeting or at the Effective Time, contain any statement which, at any such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Autobytel Stockholders Meeting or Autoweb Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Autobytel which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Autobytel shall promptly inform Autoweb. Notwithstanding the foregoing, Autobytel makes no representation, warranty or covenant with respect to any information supplied by or respecting Autoweb (other than information with respect to Autobytel) which is contained in any of the foregoing documents.

     3.9 Employee Benefit Plans. The term "Autobytel Plans" shall mean all employee benefit plans and programs providing benefits to any employee or former employee of Autobytel or Merger Sub sponsored or maintained by Autobytel or Merger Sub or to which Autobytel or Merger Sub contributes or is obligated to contribute. Without limiting the generality of the foregoing, the term "Autobytel Plans" includes all employee welfare benefit plans within the meaning of Section 3(1) of the ERISA, and all employee pension benefit plans within the meaning of Section 3(2) of ERISA. All Autobytel Plans are in compliance with all applicable
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provisions of ERISA, the Code and all laws and regulations applicable to the
Autobytel Plans, except where the failure with which to comply is not reasonably likely to have a Material Adverse Effect. There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any liability that is not reflected in the Autobytel Balance Sheet that is reasonably likely to have a Material Adverse Effect.

     3.10  Intellectual Property.

     (a) Right to Use. Autobytel has the right to use all Marks, Patents, Copyrights and Software which are material to the operation of Autobytel's business, free and clear of any and all liens, covenants, conditions and restrictions or other adverse claims or interests of any kind or nature, and has not received any written notice or claim challenging Autobytel's right to use such Marks, Patents, Copyrights or Software, which in any case would be reasonably likely to have a Material Adverse Effect.

     (b) Trade Secrets. Each of Merger Sub and Autobytel has taken reasonable precautions in accordance with standard industry practice to protect the secrecy, confidentiality and value of all material Trade Secrets of such Person (collectively, "Autobytel Owned Trade Secrets"). Autobytel has the right to use all of the Autobytel Owned Trade Secrets which are material to the operation of Autobytel's business and none of the Autobytel Owned Trade Secrets is subject to any liens, covenants, conditions and restrictions or other adverse claims or interests of any kind or nature, and has not received any written notice or claim challenging Autobytel's right to use any of the Autobytel Owned Trade Secrets, which in any case would be reasonably likely to have a Material Adverse Effect.

     (c) Software. To Autobytel's knowledge, Autobytel has lawfully acquired the right to use the material Software used but not owned by Autobytel in the conduct of its business (the "Autobytel Licensed Software") as it is used in the conduct of its business as presently conducted, has not exercised any rights in respect of any Autobytel Licensed Software, including any reproduction, distribution or derivative work rights, outside the scope of any license expressly granted by the Person from which the right to use such Autobytel Licensed Software was obtained and has not received any written notice or claim challenging Autobytel's right to use any of the Autobytel Licensed Software.

     (d) Infringement. Neither Merger Sub nor Autobytel is, nor has either Person been, a party to any proceeding involving a claim of infringement, misappropriation or other wrongful use or exploitation by Autobytel or Merger Sub of any other Person's Intellectual Property Rights which has had, or is reasonably likely to have, a Material Adverse Effect. Neither Merger Sub nor Autobytel is, nor will such Person be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to its Intellectual Property Rights which breach is reasonably likely to have a Material Adverse Effect.

     (e) Confidentiality. Each of Merger Sub and Autobytel has taken reasonable steps to protect its Intellectual Property Rights, including, without limitation, having employee procedures requiring its employees, officers, directors and consultants to execute and deliver confidentiality, assignment of rights and non-disclosure agreements. To Autobytel and Merger Sub's knowledge, no employee of Autobytel or Merger Sub is in violation of any term (whether written or verbal) of any confidentiality or nondisclosure agreement.

     3.11 Contracts. Each material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Autobytel or Merger Sub is a party or by which it or any of its properties or assets may be bound which involves (i) future payments of $150,000 or more or
(ii) the termination of which is reasonably likely to have a Material Adverse Effect (the "Autobytel Material Contracts") is in full force and effect and there are no defaults by Merger Sub or Autobytel or, to Autobytel's or Merger Sub's knowledge, any other party thereto under any Autobytel Material Contract.

     3.12 Vote Required. The affirmative vote of the holders of at least a majority of the shares of Autobytel Common Stock outstanding on the record date set for the Autobytel Stockholders Meeting is the only vote of the holders of any of Autobytel's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

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     3.13  Absence of Certain Changes. Except as set forth in Section 3.13 of the Autobytel Disclosure Schedule, since September 30, 2000 (the "Autobytel Balance Sheet Date"), each of Merger Sub and Autobytel has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that as of the date hereof has resulted in, or is reasonably likely to result in, a Material Adverse Effect on Autobytel; (ii) any acquisition, sale or transfer of any asset with a fair market value of greater than $500,000 other than in the ordinary course of business and consistent with past practice; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) or any revaluation of its assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to its shares, or any direct or indirect redemption, purchase or other acquisition of any of its shares of capital stock or other securities; (v) (a) the entry by Autobytel into any contract which involves future payments of $500,000 or more or (b) any amendment or termination of, or default under, any of such contracts; or (vi) any amendment or change to the Autobytel Certificate of Incorporation or Autobytel Bylaws. Neither Autobytel nor Merger Sub has agreed since the Autobytel Balance Sheet Date to do any of the things described in the preceding clauses (i) through (vi) and neither Autobytel nor Merger Sub is currently involved in any negotiations or discussions to do any of the things described in the preceding clauses (iii),
(v)(b) or (vi).

     3.14  Restrictions on Business Activities. Except as set forth in Section
3.14 of the Autobytel Disclosure Schedule, there is no judgment, injunction, order or decree binding upon Autobytel or Merger Sub and no agreement, except for exclusive licenses granted to third parties to operate the Autobytel business outside of the United States and related non-competition agreements, binding upon Autobytel or Merger Sub, which in any case has or reasonably would be expected to have the effect of prohibiting or materially impairing any business practice of Autobytel, any acquisition of property by Autobytel or the conduct of business by Autobytel.

     3.15 Properties. Each of Autobytel and Merger Sub has good and valid title to its properties, interests in properties and assets, real and personal, used in its business and reflected in the Autobytel Balance Sheet or acquired after the Autobytel Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Autobytel Balance Sheet Date in the ordinary course of business), or in the case of leased properties and assets, valid leasehold interests in such property and assets, in every case free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable,
(ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) liens securing debt which are reflected on the Autobytel Balance Sheet, and (iv) liens that in the aggregate are not reasonably likely to have a Material Adverse Effect on Autobytel. The respective property and equipment of Autobytel and Merger Sub that is used in the operations of its business is in good operating condition and repair, normal wear and tear excepted. All properties used in the operation of Autobytel and Merger Sub are reflected in the Autobytel Balance Sheet to the extent generally accepted accounting principles require the same to be reflected. The description of real and personal property described in the Autobytel SEC Documents is true and correct in all material respects and Autobytel has not acquired any material real or personal property since the filing of such Autobytel SEC Documents.

     3.16 Environmental Matters. During the period that Autobytel or Merger Sub has owned or leased its properties and facilities, (i) there have been no disposals, releases or threatened releases of Hazardous Materials on, from or under such properties or facilities by or on behalf of Autobytel or, to the knowledge of Autobytel, any other Person, in either case in violation of applicable laws, and (ii) neither Autobytel or Merger Sub nor, to Autobytel's or Merger Sub's knowledge, any other Person, has used, generated, manufactured or stored on, under or about such properties or facilities or transported to or from such properties or facilities any Hazardous Materials in a manner that would be reasonably likely to result in liability to Autobytel or Merger Sub in excess of $150,000. Neither Merger Sub nor Autobytel has knowledge of any presence, disposals, releases or threatened releases of Hazardous Materials on, from or under any such properties or facilities, which may have occurred prior to Autobytel or Merger Sub having taken possession of

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any such properties or facilities and which would be reasonably likely to result in liability to Autobytel in excess of $150,000.

     3.17 Employee Matters. Except as is not reasonably likely to result, individually or in the aggregate, in a Material Adverse Effect on Autobytel, each of Merger Sub and Autobytel is in compliance with all applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice. Neither Merger Sub nor Autobytel is a party to any collective bargaining agreement or other labor union contract and neither Merger Sub nor Autobytel is aware of any activities or proceedings of any labor union to organize any such employees. To Autobytel's or Merger Sub's knowledge, no employees of Autobytel or Merger Sub are in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Autobytel or Merger Sub because of the nature of the business conducted or presently proposed to be conducted by Autobytel or Merger Sub or to the use of trade secrets or proprietary information of others.

     3.18 Interested Party Transactions. Except as disclosed in the Autobytel SEC Documents, neither Merger Sub nor Autobytel is indebted to any director or officer of Autobytel or Merger Sub (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such Person is indebted to Autobytel or Merger Sub and there are no other transactions of the type required to be disclosed pursuant to Items 402 and 404 of Regulation S-K under the Securities Act and the Exchange Act.

     3.19 Complete Copies of Materials. Autobytel has delivered or made available true and complete copies of each document listed on the Autobytel Disclosure Schedule and each other document that has been reasonably requested by Autoweb or its counsel in connection with their legal and accounting review of Autobytel and Merger Sub.

     3.20 Board Approval. The Board of Directors of Autobytel and Merger Sub have approved this Agreement and the Merger, and agree to promptly submit this Agreement to the stockholders of Autobytel for approval, and will recommend to the stockholders of Autobytel that they approve this Agreement and the Merger.

     3.21 State Anti-Takeover Statutes. No state takeover statute is applicable to the Merger, this Agreement or the transactions contemplated hereby.

     3.22 Brokers' and Finders' Fees. Except for payment obligations to Lehman Brothers set forth in an engagement letter, a copy of which has been provided to Autoweb, neither Merger Sub nor Autobytel has incurred, nor will such Person incur, directly or indirectly, any liability for brokerage or finders fees or agents commissions or investment bankers fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     3.23 Minute Book. The minute books of Autobytel have been made available to Autoweb and contain a complete and accurate summary of all meetings of directors, including committees of the board of directors, and stockholders or actions by written consent since the time of incorporation of Autobytel through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

     3.24 Opinion of Financial Advisor. Autobytel has been advised by its financial advisor, Lehman Brothers, that in such advisor's opinion, as of March 29, 2001, the Merger Consideration to be delivered to the stockholders of Autoweb is fair, from a financial point of view, to the stockholders of Autobytel.

     3.25 Insurance. Except as set forth in Section 3.25 of the Autobytel Disclosure Schedule, there is no claim in excess of $150,000 pending under any insurance policies and bonds to which Autobytel is a party or which pertain to Autobytel's assets as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all insurance policies and bonds to which Autobytel is a party or which pertain to Autobytel's assets have been paid and Autobytel is otherwise in compliance in all material respects with the terms of such policies and bonds. Autobytel has no knowledge

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of any threatened termination (other than by expiration) of, or premium increase in excess of $150,000 with respect to, any of such policies.

     3.26  Tax Representations.

     (a) References to Autobytel or Merger Sub shall be deemed to include any predecessor to such Person or any other Person from which Autobytel or Merger Sub incurs a liability for Taxes as a result of transferee liability.

     (b) Each of Autobytel and Merger Sub has duly filed (and prior to the Closing Date will duly file), on a timely basis taking into account extensions, all material Tax Returns that were due, or will be due, prior to the Closing Date. Such returns, reports, statements or estimates have been, or will be, prepared in accordance with applicable laws, for all years and periods (and portions thereof), for all jurisdictions (whether federal, state, local or foreign) in which any such returns, reports or estimates were due, or will be due, prior to the Closing Date. No material adjustments relating to such returns have been proposed formally or informally by any taxing authority and, to the knowledge of Autobytel and Merger Sub, no basis exists for any material adjustment. All Taxes shown as due and payable on such returns, reports and estimates have been paid (or will be paid prior to the Closing), and there is no current liability for any material Taxes due and payable.

     (c) The Autobytel Balance Sheet reflects adequate reserves in accordance with generally accepted accounting principles (without regard to any amounts reserved for deferred Taxes) for all liabilities for Taxes accrued by Autobytel or Merger Sub but not yet paid for all Tax periods and portions thereof through the date of the Autobytel Balance Sheet. Since the date of the Autobytel Balance Sheet, neither Autobytel nor Merger Sub has incurred any liability for Taxes other than in the ordinary course of business.

     (d) Neither Autobytel nor Merger Sub is, or within the five year period preceding the Closing Date has been, an S corporation within the meaning of
Section 1361(a) of the Code.

     (e) Each of Autobytel and Merger Sub has withheld all required amounts from its employees, agents, contractors, nonresidents, creditors, stockholders and third parties and remitted such amounts to the proper authorities; paid all employer contributions and premiums; and filed all federal, state, local and foreign returns and reports with respect to employee income Tax withholding, and social security and unemployment Taxes and premiums, all in compliance with the withholding provisions of the Code, or any prior provision of the Code and other applicable Laws, except to the extent that any failure to do so is not reasonably likely to have a Material Adverse Effect on Autobytel.

     (f) Neither Autobytel nor Merger Sub has a permanent establishment in any foreign country.

     (g) There are no claims or investigations by the IRS or any other tax authority pending or, to the knowledge of Autobytel or Merger Sub, threatened against Autobytel or Merger Sub for any past due Taxes in excess of $150,000 individually or in the aggregate, and neither Autobytel nor Merger Sub has any reason to expect any taxing authority to assess any material additional taxes for any period for which tax returns were filed; there has been no waiver granted or requested of any applicable statute of limitations or extension of the time for the assessment of any Tax of Autobytel or Merger Sub for which such Person could be liable under any provision of federal, state, local, or foreign law. No closing agreement (as defined in section 7121 of the Code) or any similar provision of any state, local, or foreign law has been entered into by or with respect to Autobytel or Merger Sub.

     (h) There are no liens or encumbrances for any Tax that is due and payable prior to the Closing Date upon any asset of Autobytel or Merger Sub.

     (i) No power of attorney that is currently in force has been granted to any person with respect to any matter relating to Taxes that could materially adversely affect Autobytel or Merger Sub.

     (j) Neither Autobytel nor Merger Sub has any item of income, gain, loss or deduction reportable in a taxable period ending after the date hereof but attributable to a transaction that occurred in a taxable period or portion thereof ending on or before the date hereof.

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     (k) Except as set forth on Section 3.26(k) of the Autobytel Disclosure
Schedule, neither Autobytel nor Merger Sub has been included in nor is includible in any consolidated, combined or unitary Tax Return with any entity.

     (l) Neither Autobytel nor Merger Sub is a party to or is bound by, and neither Autobytel nor Merger Sub has any obligation under, any Tax sharing, Tax indemnity or similar agreement.

     (m) Neither Autobytel nor Merger Sub is a party to any agreement or arrangement which payment thereunder would result, separately or in the aggregate, due to the consummation of the transactions contemplated by this Agreement, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code or an excise Tax to the recipient of such payment pursuant to Section 4999 of the Code. No acceleration of the vesting schedule for any property of Autobytel or Merger Sub that is substantially unvested within the meaning of the regulations under Section 83 of the Code will occur in connection with the transactions contemplated by this Agreement. Neither Autobytel nor Merger Sub is a party to any agreement or arrangement which, individually or collectively with respect to any person, could give rise to the payment of any amount, due to the consummation of the transactions contemplated by this Agreement, that would not be deductible by Autobytel or Merger Sub by reason of Section 162(a)(1) or 162(m) of the Code.

     (n) Neither Autobytel nor Merger Sub is, or has been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

     (o) There are no proposed reassessments of any property owned by Autobytel or Merger Sub or other proposals that could increase the amount of any Tax to which Autobytel or Merger Sub would be subject.

     (p) Neither Autobytel nor Merger Sub has filed a consent pursuant to
Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of any asset owned by Autobytel or Merger Sub.

     (q) Neither Autobytel nor Merger Sub has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in connection with the Merger.

     3.27 Representations Complete. None of the representations or warranties made by Autobytel or Merger Sub herein or in any Schedule hereto, including the Autobytel Disclosure Schedule, or certificate furnished by Autobytel or Merger Sub pursuant to this Agreement, or the Autobytel SEC Documents, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                  ARTICLE IV.

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business of Autoweb and Autobytel. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, each of Autoweb and Autobytel agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by the other), to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay debts and Taxes when due subject to good faith disputes over such debts or Taxes and to file tax returns (including delinquent tax returns), to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its present business organization, use commercially reasonable efforts consistent with past practice to keep available the services of its present officers and key employees and use commercially reasonable efforts
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consistent with past practice to preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its subsidiaries, to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. Each of Autoweb and Autobytel agrees to promptly notify the other of any event or occurrence which is reasonably likely to have a Material Adverse Effect on either party or the transactions contemplated by this Agreement.

     4.2 Conduct of Business of Autoweb. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement, Autoweb shall not do, cause or permit any of the following, without the prior written consent of Autobytel:

          (i) Charter Documents. Cause or permit any amendments to its Certificate of Incorporation or Bylaws;

          (ii) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to Autoweb;

          (iii) Stock Option Plans. Take any action to accelerate, amend or change the period of exercisability or vesting of options or other rights granted under the Autoweb Option Plans, the exercise price of such options or authorize cash payments in exchange for any options or other rights granted under any of such plans;

          (iv) Modification to Contracts. Except as specifically permitted in this Section 4.2, (a) Enter into any contract or commitment, or violate, amend or otherwise modify or waive any of the terms of any contract, other than in the ordinary course of business consistent with past practice, and in no event shall such contract, commitment, amendment, modification or waiver (other than those relating to sales of products or purchases of inventory and supplies in the ordinary course) obligate Autoweb to pay amounts in cash property in excess of $75,000, individually, or $300,000 in the aggregate or (b) enter into any contract or commitment relating to, or violate, amend or otherwise modify or waive any of its employment agreements, option agreements or any other compensatory arrangements even if such action would otherwise be in the ordinary course of business;

          (v) Issuance of Securities. Issue, deliver, sell, authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (a) the issuance of shares of Autoweb Common Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of the date of this Agreement and (b) the granting of stock options to new hires in the ordinary course of business and consistent with past practices and clause (xv) of this Section 4.2;

          (vi) Intellectual Property. Transfer to any Person or entity any rights to its Intellectual Property other than non-exclusive licenses of data in the ordinary course of business consistent with past practice (other than any transfer between Autoweb and Autobytel);

          (vii) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of Autoweb's products or technology;

          (viii) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets with a fair market value individually in excess of $25,000 or in the aggregate in excess of $200,000, except in the ordinary course of business consistent with past practice;

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          (ix) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

          (x) Leases. Enter into any operating lease in excess of $50,000;

          (xi) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of $75,000 in any one case, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than (a) the payment, discharge or satisfaction of liabilities reflected or reserved against in the Autoweb Financial Statements, and (b) the payment of fees and expenses of third parties in connection with the transactions contemplated by this Agreement;

          (xii) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements, or enter in to any capital leases, except in the ordinary course of business and in no event shall such expenditures, additions, improvements or leases in the aggregate be in excess of $100,000;

          (xiii) Insurance. Reduce the amount of any insurance coverage provided by existing insurance policies;

          (xiv) Termination or Waiver. Terminate or waive any right the value of which exceeds $25,000 individually or in the aggregate;

          (xv) Employee Benefit Plans; New Hires; Pay Increases. Adopt or amend any employee benefit or stock purchase or option plan, hire any new director level employee, officer level employee, non-director employee or non-officer employee, except solely to replace non-director or non-officer employees that either leave or are terminated after the date of this Agreement, pay any special bonus or special remuneration to any employee or director except for payments previously committed to in writing, which payments are disclosed on Section 4.2(xv) of the Autoweb Disclosure Schedule or increase the salaries or wage rates of its employees;

          (xvi) Severance Arrangements. Grant any severance or termination pay
     (i) to any director or officer or (ii) to any other employee except payments made pursuant to written agreements or written policies already in effect which are specifically disclosed and described on Section 4.2(xvi) of the Autoweb Disclosure Schedule.

          (xvii) Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where Autoweb in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Autobytel prior to the filing of such a suit, or (iii) for a breach of this Agreement;

          (xviii) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business, or acquire or agree to acquire any equity securities of any corporation, partnership, association or business organization;

          (xix) Notices. Autoweb shall give all notices and other information required by applicable law to be given to the employees of Autoweb, any collective bargaining unit representing any group of employees of Autoweb, and any applicable government authority under the Worker Adjustment and Retraining Notification Act (which shall be given not later than three (3) days after receipt of a written request from Autobytel to deliver such notice along with written verification of the mailing of the Autobytel Proxy Statement that includes the affirmative recommendation of the Autobytel Board of Directors that the Autobytel stockholders approve the issuance of the Merger Consideration), the National Labor Relations Act, the Code, the COBRA, and other applicable law in connection with the transactions provided for in this Agreement and with respect to events occurring prior to the Effective Time;

          (xx) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; or

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          (xxi) Other. Take or agree in writing or otherwise to take, any of the actions described in Sections 4.2(i) through (xx) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

     4.3 Conduct of Business of Autobytel. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement, Autobytel shall not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries (other than Autoweb) to do, cause or permit any of the following, without the prior written consent of Autoweb, which will not be unreasonably withheld, unless such conduct is required or contemplated by this Agreement: declare, set aside, or pay any dividends on or make any other distributions in respect of its capital stock, or split, combine or reclassify any of its capital stock; amend its certificate of incorporation, for a reason other than authorizing additional shares of capital stock of Autobytel; repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries (other than Autoweb); issue any capital stock for less than current market value, except pursuant to outstanding options, warrants or other similar securities; or take or agree in writing or otherwise to take, any of the actions described above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

     4.4 No Solicitation. Autoweb shall not, and shall direct its officers, directors, employees, representatives or other agents not to, do any of the following: (i) take any action to solicit, initiate or encourage an offer or proposal (a "Takeover Proposal") for (a) a merger or other business combination involving Autoweb or the acquisition, in one or more transactions, of 20% or more of the assets of Autoweb, other than the Merger, or (b) the acquisition by any Person or Persons, directly or indirectly, of shares of capital stock of Autoweb, or (ii) subject to the terms of the immediately following sentence, engage in negotiations with, or disclose any nonpublic information relating to Autoweb to, or afford access to the properties, books or records of Autoweb to, any Person that has advised Autoweb that it may be considering making, has made or could reasonably be expected to make a Takeover Proposal; provided, nothing herein shall prohibit Autoweb's Board of Directors from taking and disclosing to Autoweb's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. Notwithstanding the immediately preceding sentence, if an unsolicited Takeover Proposal shall be received by the Board of Directors of Autoweb, then, to the extent the Board of Directors of Autoweb believes in good faith (after written advice from its financial advisor) that such Takeover Proposal would, if consummated, result in a transaction more favorable to Autoweb's stockholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Takeover Proposal being referred to in this Agreement as a "Superior Proposal") and the Board of Directors of Autoweb determines in good faith after consultation with outside legal counsel that failure to provide information or engage in negotiations would be reasonably likely to violate the Autoweb Board of Directors' fiduciary duties to Autoweb's stockholders under applicable laws, then Autoweb and its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives retained by it may furnish in connection therewith information to the party making such Superior Proposal and engage in negotiations with such party, and such actions shall not be considered a breach of this Section 4.4 or any other provisions of this Agreement; provided that in each such event Autoweb notifies Autobytel of such determination by the Autoweb Board of Directors and provides Autobytel with a true and complete copy of the Superior Proposal received from such third party, and provides (or has provided) Autobytel with all documents containing or referring to non-public information of Autoweb that are supplied to such third party; provided, further, that Autoweb provides such non-public information pursuant to a non-disclosure agreement at least as restrictive on such third party as the Confidentiality Agreement (as defined in Section 5.5) is on Autobytel; provided, further, however, that Autoweb shall not, and shall not permit any of its officers, directors, employees or other representatives to agree to or endorse any Takeover Proposal or withdraw its recommendation of the Merger unless Autoweb has provided Autobytel at least five (5) days prior notice thereof, has terminated this Agreement pursuant to Section 7.1(f), and paid Autobytel all amounts payable pursuant to Section 7.3(b). Autoweb will promptly notify Autobytel after receipt of any
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Takeover Proposal or any notice that any Person is considering making a Takeover
Proposal or any request for non-public information relating to Autoweb or for access to the properties, books or records of Autoweb by any Person that has advised Autoweb that it may be considering making, or that has made, a Takeover Proposal and will keep Autobytel fully informed of the status and details of any such Takeover Proposal notice, and shall provide Autobytel with a true and complete copy of such Takeover Proposal notice or any amendment thereto, if it is in writing, or a complete written summary thereof, if it is not in writing.

                                   ARTICLE V.

                     ADDITIONAL AGREEMENTS; REPRESENTATIONS

     5.1 Proxy Statement/Prospectus; Registration Statement. As promptly as practicable after the execution of this Agreement, (a) Autoweb and Autobytel shall prepare the Proxy Statement relating to the approval of the Merger and the transactions contemplated hereby by the stockholders of Autoweb and Autobytel and (b) Autoweb and Autobytel shall file such Proxy Statement and Autobytel shall file with the SEC a Registration Statement on Form S-4 (or such other or successor form as shall be appropriate) incorporating the Proxy Statement as a prospectus, in each case which complies in form with applicable SEC requirements and shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable. Autoweb and Autobytel will notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or any other filing or for additional information and will supply each other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement or other filing. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any other filing, Autoweb and Autobytel shall promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Autoweb and Autobytel, such amendment or supplement. It is understood and agreed that both Paul, Hastings, Janofsky & Walker LLP and Wilson Sonsini Goodrich & Rosati, Professional Corporation, shall issue to their respective clients substantially identical opinions to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Code and related matters for description, and inclusion as Exhibits, in the S-4 Registration Statement and for description in the Proxy Statements. The parties to this Agreement agree to make reasonable and customary representations as requested by such counsel for the purpose of rendering such opinions.

     5.2 Meeting of Autoweb Stockholders. Autoweb shall promptly after the date hereof take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Autoweb Stockholders Meeting within 45 days of the Registration Statement being declared effective by the SEC. Autoweb shall consult with Autobytel regarding the date of the Autoweb Stockholders Meeting and use all reasonable efforts and shall not postpone or adjourn (other than for the absence of a quorum) the Autoweb Stockholders Meeting without the consent of Autobytel. Subject to Sections 2.28, 4.4 and 5.1, Autoweb shall use commercially reasonable efforts to solicit from stockholders of Autoweb proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of stockholders required to effect the Merger and shall, through its Board of Directors, recommend to its stockholders the approval and adoption of this Agreement and the Merger, and the transactions contemplated hereby and thereby. Such recommendation shall not be modified or withdrawn unless the Board of Directors concludes reasonably and in good faith that its fiduciary duties require such action.

     5.3 Meeting of Autobytel Stockholders. Autobytel shall promptly after the date hereof take all action necessary in accordance with Delaware Law and its certificate of incorporation and bylaws to convene a meeting of Autobytel's stockholders (the "Autobytel Stockholder Meeting") within 45 days of the Registration Statement being declared effective by the SEC. Autobytel shall consult with Autoweb regarding the date of the Autobytel Stockholders Meeting and use all reasonable efforts and shall not postpone or adjourn (other than for the absence of a quorum) the Autobytel Stockholders Meeting without the consent of Autoweb. Subject to Sections 4.4 and 5.1, Autobytel shall use commercially reasonable efforts to solicit from

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stockholders of Autobytel proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of stockholders required to effect the Merger and shall, through its Board of Directors, recommend to its stockholders the approval of the issuance of the Merger Consideration. Such recommendation shall not be modified or withdrawn unless the Board of Directors concludes reasonably and in good faith that its fiduciary duties require such action.

     5.4  Access to Information.

     (a) Access. Each party shall afford the other party and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of such party's and its subsidiaries' properties, books, contracts, commitments and records, and
(ii) all other information concerning the business, properties and personnel of such party and its subsidiaries as the other party may reasonably request. Each party agrees to provide to the other party and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

     (b) Ongoing Operations. Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Autobytel and Autoweb shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations.

     (c) No Modification. No information or knowledge obtained in any investigation pursuant to this Section 5.4 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.5 Confidentiality. The parties acknowledge that each of Autobytel and Autoweb have previously executed a confidentiality and non-disclosure agreement dated November 2, 2000 (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms; provided, however, that the Confidentiality Agreement shall not be binding on Autobytel or its subsidiaries or affiliates after the Effective Time.

     5.6 Public Disclosure. Unless otherwise permitted by this Agreement, Autobytel and Autoweb shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange or with the NASD.

     5.7  Consents; Cooperation.

     (a) Consents. Each of Autobytel and Autoweb shall promptly apply for or otherwise seek, and use commercially reasonable efforts to obtain, all consents, waivers and approvals required to be obtained by it, including those under any contracts, for the consummation of the Merger, including those required under the HSR Act and those listed on Schedule 5.7(a). The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other federal or state antitrust or fair trade law.

     (b) Cooperation. Each of Autobytel and Autoweb shall use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of

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Autobytel and Autoweb shall cooperate and use its reasonable best efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless by mutual agreement Autobytel and Autoweb decide that litigation is not in their respective best interests. Notwithstanding the provisions of the immediately preceding sentence, it is expressly understood and agreed that Autobytel shall have no obligation to litigate or contest any administrative or judicial action or proceeding or any Order beyond September 30, 2001. Each of Autobytel and Autoweb shall use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. Autobytel and Autoweb also agree to take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any applicable laws regarding the transactions contemplated hereby: entering into negotiations; providing information required by law or governmental regulation; and substantially complying with any second request for information pursuant to the Antitrust Laws. Notwithstanding anything to the contrary in this Section 5.7, neither the Autobytel nor Autoweb shall be required to take any action that would reasonably be expected to substantially impair the overall benefits expected, as of the date hereof, to be realized from the consummation of the transactions contemplated hereby.

     (c) No Action Required. Notwithstanding anything to the contrary in Section 5.7(a) or (b), (i) neither Autobytel nor any of it subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that is reasonably likely to have a Material Adverse Effect on Autobytel or of Autobytel combined with the Surviving Corporation after the Effective Time and (ii) neither Autoweb nor its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that is reasonably likely to have a Material Adverse Effect on Autoweb.

     5.8 Merger Filings. On the Closing Date, Merger Sub and Autoweb shall cause their duly authorized officers to prepare, execute and acknowledge the Certificate of Merger and cause such documents to be duly filed with the Secretary of State of Delaware on the Closing Date or a soon as practicable thereafter.

     5.9  Voting Agreement. Autoweb shall cause each Person named in Schedule
5.9 which has not already executed the Voting Agreement to execute and deliver to Autobytel the Voting Agreement concurrent with the execution of this Agreement and keep the Voting Agreement in full force and effect.

     5.10 Legal Requirements. Subject to Section 5.7 hereof, each of Autobytel, Merger Sub and Autoweb will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other Person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

     5.11 Blue Sky Laws. Autobytel shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Autobytel Common Stock in connection with the Merger. Autoweb shall use commercially reasonable efforts to assist Autobytel as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Autobytel Common Stock in connection with the Merger.

     5.12  Assumed Options. At the Effective Time, all Autoweb Options listed in
Section 5.12 of the Autoweb Disclosure Schedule shall be assumed by Autobytel. Within thirty days after the Effective Time, Autobytel will issue to each Person who, immediately prior to the Effective Time was a holder of an Assumed Option a document evidencing the foregoing assumption of such option by Autobytel. Autoweb represents and
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warrants to Autobytel that Section 5.12 of the Autoweb Disclosure Schedule sets forth a true and complete list as of the date hereof of all holders of outstanding options pursuant to the Autoweb Option Plans, including the number of shares of Autoweb Common Stock subject to each such option, the exercise and vesting schedule (including that related to any change of control), the exercise price per share, the date such option was issued, the term of each such option and the option plan pursuant to which such option was issued. At the Effective Time, Autoweb shall deliver to Autobytel an updated Section 5.12 of the Autoweb Disclosure Schedule current as of such date, which shall indicate additional time based vesting in accordance with the terms and conditions of such options.

     5.13  Letter of Autobytel's and Autoweb's Accountants.

     (a) Autobytel. Autobytel shall use commercially reasonable efforts to cause to be delivered to Autoweb a Procedures Letter of Autobytel's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Autobytel and Autoweb, in form reasonably satisfactory to Autoweb and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     (b) Autoweb. Autoweb shall use commercially reasonable efforts to cause to be delivered to Autobytel a Procedures Letter of Autoweb's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Autobytel and Autoweb, in form reasonably satisfactory to Autobytel and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     5.14 Form S-8. If the shares of Autobytel Common Stock underlying the Assumed Options have not already been registered in connection with the filing of Form S-4 by Autobytel, Autobytel shall use its best efforts to file on or before three business days after the Closing Date, a registration statement on Form S-8 covering the shares of Autobytel Common Stock issuable pursuant to Assumed Options. Autoweb shall cooperate with and assist Autobytel in the preparation of such registration statement.

     5.15 Listing of Additional Shares. Prior to the Effective Time, Autobytel shall file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the shares referred to in Section 6.1(e).

     5.16 Determination Letter. Immediately prior to the Closing Date, Autoweb shall terminate its 401(k) Profit Sharing Plan and Trust (the "401(k) Plan"). Autoweb shall furnish to Autobytel a copy of a completed IRS Form 5310 (Application for Determination for Terminating Plan).

     5.17 Increase Autobytel's Board. On or prior to the Closing Date, Autobytel shall take, or shall have caused to be taken, all action necessary to elect as Directors of Autobytel two individuals to be designated by Autoweb prior to the effective date of the Registration Statement.

     5.18  Indemnification.

     (a) Indemnification. After the Effective Time, Autobytel will, and will cause the Surviving Corporation to, indemnify and hold harmless the present and former officers, directors, employees and agents of Autoweb (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time to the extent provided under Autoweb's Certificate of Incorporation and Bylaws or any indemnification agreement with Autoweb officers and directors to which Autoweb is a party listed in Section 5.18 of the Autoweb Disclosure Schedule and which have been provided to Autobytel, in each case in effect on the date hereof; provided that such indemnification shall be (i) subject to any limitation imposed from time to time under applicable law and (ii) limited to any such items covered by Autobytel's officers' and directors' liability insurance. Without limitation of the foregoing and in accordance therewith, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter relating to this Agreement or the transactions contemplated hereby occurring on or prior to the Effective Time, Autobytel shall, or shall cause the Surviving Corporation to, pay as incurred such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith upon receipt of an undertaking by or on behalf of such Indemnified Party to repay

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such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified pursuant to this Section 5.18(a).

     (b) Directors and Officers Insurance. For six years after the Effective Time, Autobytel will continue to use its commercially reasonable efforts to provide officers' and directors' liability insurance ("D&O Insurance") in respect of acts or omissions occurring on or prior to the Effective Time covering each officer and director of Autoweb currently covered by Autoweb's officers' and directors' liability insurance policy. Autobytel will provide D&O Insurance in respect of acts or omissions occurring after the Effective Time covering (i) Autoweb's designees to Autobytel's Board of Directors as contemplated by Section 5.17 hereof in the same manner provided to all other directors of Autobytel and (ii) any officer of Autoweb that becomes an officer of Autobytel in the same manner provided to all other officers of Autobytel.

     (c) Claims. To the extent there is any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) against an Indemnified Party that arises out of or pertains to any action or omission in his or her capacity as director, officer, employee, fiduciary or agent of Autoweb occurring prior to the Effective Time, or arises out of or pertains to the transactions contemplated by this Agreement for a period of six years after the Effective Time (whether arising before or after the Effective Time), in each case for which such Indemnified Party is indemnified under this Section 5.18, such Indemnified Party shall be entitled to be represented by counsel, which counsel shall be counsel of the Autobytel (provided that if use of counsel of the Autobytel would be expected under applicable standards of professional conduct to give rise to a conflict between the position of the Indemnified Person and of the Autobytel, the Indemnified Party shall be entitled instead to be represented by counsel selected by the Indemnified Party and reasonably acceptable to Autobytel) and following the Effective Time the Surviving Corporation and Autobytel shall, subject to the last sentence of Section 5.18(a), pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received and the Surviving Corporation and Autobytel will cooperate in the defense of any such matter; provided, however, that neither the Surviving Corporation nor Autobytel shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six year period, all rights to indemnification in respect to any such claim or claims shall continue until the disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the position of any two or more Indemnified Parties.

     (d) Successors. In the event that Autobytel or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person in a single transaction or a series of transactions, then, and in each such case, Autobytel shall make or cause to be made proper provisions so that the successors and assigns of Autobytel assume the indemnification obligations of Autobytel under this Section 5.18 for the benefit of the Indemnified Parties.

     (e) Beneficiaries. The provisions of this Section 5.18 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party or his or her heirs and representatives and shall be binding on all successors and assigns of the Surviving Corporation or Autobytel.

     (f) Best Efforts and Further Assurances. Each of the parties to this Agreement shall use its best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

                                  ARTICLE VI.

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

          (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of Autoweb, Autobytel and Merger Sub under Delaware Law and as may be required by such Person's Certificate of Incorporation and Bylaws.

          (b) Registration Statement Effective. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened by the SEC; and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the parties hereto.

          (c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal. In the event an injunction or other order shall have been issued, each party agrees to use commercially reasonable efforts to have such injunction or other order lifted.

          (d) Governmental Approval. Autobytel, Autoweb and Merger Sub and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger and the transactions contemplated hereby, including such approvals, waivers, expirations of waiting periods and consents as may be required under the Securities Act, state Blue Sky laws, and the HSR Act.

          (e) Listing of Additional Shares. The filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Autobytel Common Stock issuable upon conversion of the Autoweb Common Stock in the Merger and upon exercise of the Assumed Options shall have been made.

     6.2 Additional Conditions to Obligations of Autoweb. The obligations of Autoweb to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Autoweb:

          (a) Representations, Warranties and Covenants. (i) The representations and warranties of Autobytel and Merger Sub in this Agreement shall be true and correct on and as of the Effective Time as though such representations and warranties were made on and as of such time, except to the extent (A) for such failures to be true and correct that do not in the aggregate constitute a Material Adverse Effect on Autobytel and (B) for those representations or warranties which address matters only as of a specified date, in which case such representations and warranties shall have been true and correct as of such specified date, subject to the qualifications set forth in the preceding clause (A) as of such specified date (it being understood that, for purposes of determining the accuracy of such representations and warranties in connection with this clause (i), all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded), (ii) Autobytel and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time and (iii) Autoweb shall have been provided with a certificate executed on behalf of Autobytel by its President and its Interim Chief Financial Officer or Chief Financial Officer, as the case may be, certifying that the conditions set forth in this Section 6.2(a) shall have been fulfilled.

          (b) No Material Adverse Effect. There shall not have occurred since the date of this Agreement any change that constitutes a Material Adverse Effect on Autobytel, determined without regard to whether such change constitutes a breach of a representation or warranty.

          (c) Tax Opinion. Autoweb shall have received the written opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, to the effect that the Merger will be treated as a reorganization described in Section 368(a) of the Code and such opinion shall not have been withdrawn.

          (d) Change of Control of Autobytel. There shall not have occurred a merger or other business combination involving Autobytel or the acquisition in one or more transactions of all or substantially all of the assets of Autobytel after which Autobytel or its successor ceases to be in the automotive, internet, technology or media business (a "Change of Control").

          (e) Employment Agreements. Autobytel shall have executed and delivered the Employment Agreement attached hereto as Exhibit E dated the Effective Time.

     6.3 Additional Conditions to the Obligations of Autobytel and Merger Sub. The obligations of Autobytel and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Autobytel:

          (a) Representations, Warranties and Covenants. (i) The representations and warranties of Autoweb in this Agreement shall be true and correct on and as of the Effective Time as though such representations and warranties were made on and as of such time, except (A) for such failures to be true and correct that do not in the aggregate constitute a Material Adverse Effect on Autoweb and (B) for those representations and warranties which address matters only as of a specified date, in which case such representations and warranties shall have been true and correct as of such specified date, subject to the qualifications set forth in the preceding clause (A) as of such specified date (it being understood that, for purposes of determining the accuracy of such representations and warranties in connection with this clause (i), all "Material Adverse Effect" qualifications and other qualifications based on the word "material" or similar phrases contained in such representations and warranties shall be disregarded), (ii) Autoweb shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Effective Time and (iii) Autobytel shall have been provided with a certificate executed on behalf of Autoweb by its President and Chief Financial Officer certifying that the conditions set forth in this Section 6.3(a) shall have been fulfilled.

          (b) Third Party Consents. Autobytel shall have been furnished with evidence satisfactory to it of the consent or approval of those Persons set forth on Schedule 6.3(b).

          (c) Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Autobytel's conduct or operation of the business of Autoweb, following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

          (d) Dissenting Shares. Not more than 15% of Autoweb Common Stock outstanding will constitute Dissenting Shares.

          (e) No Material Adverse Effect. There shall not have occurred any change since the date of this Agreement that constitutes a Material Adverse Effect on Autoweb, determined without regard to whether such change constitutes a breach of a representation or warranty.

          (f) Tax Opinion. Autobytel shall have received the written opinion of Paul, Hastings, Janofsky & Walker LLP, to the effect that the Merger will be treated as a reorganization described in Section 368(a) of the Code and such opinion shall not have been withdrawn.

          (g) Amendments to Certain Documents. Autobytel shall have been furnished with evidence satisfactory to it of the amendment or termination of those contracts, plans and other items set forth on Schedule 6.3(g).

                                  ARTICLE VII.

                       TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Autoweb or Autobytel, this Agreement may be terminated:

          (a) by mutual consent of Autobytel and Autoweb;

          (b) by either Autobytel or Autoweb, if, without fault of the terminating party, the Closing shall not have occurred on or before September 30, 2001 (provided a later date may be agreed upon in writing by the parties hereto; and provided further that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement or would constitute a breach after notice and a failure to cure);

          (c) by Autobytel, if (i) Autoweb shall breach any of its representations, warranties, covenants or obligations hereunder and such breach shall not have been cured within ten (10) business days of receipt by Autoweb of written notice of such breach or in any event on or before September 30, 2001 (and Autobytel shall not have willfully breached any of its covenants hereunder, which breach is not cured), or (ii) for any reason Autoweb fails to call and hold the Autoweb Stockholders Meeting by September 30, 2001 unless the reason therefor is that the Registration Statement has not been declared effective by the SEC at least thirty-five
     (35) days prior to September 30, 2001 or unless Autoweb is terminating this Agreement as a result of Autobytel's breach hereof or (iii) if the Board of Directors of Autoweb withdraws, modifies or changes its recommendation that the stockholders of Autoweb approve the Merger in a manner adverse to Autobytel and its stockholders, unless such withdrawal, modification or change is as a result of a breach by Autobytel that would entitle Autoweb to terminate this Agreement or as a result of a Material Adverse Effect on Autobytel;

          (d) by Autoweb, if (i) Autobytel shall breach any of its representations, warranties, covenants or other obligations hereunder and such breach shall not have been cured within ten (10) business days following receipt by Autobytel of written notice of such breach or in any event on or before September 30, 2001 (and Autoweb shall not have willfully breached any of its covenants hereunder, which breach is not cured) or (ii) for any reason Autobytel fails to call and hold the Autobytel Stockholders Meeting by September 30, 2001 unless the reason therefor is that the Registration Statement has not been declared effective by the SEC at least thirty-five (35) days prior to September 30, 2001 or unless Autobytel is terminating this Agreement as a result of Autoweb's breach hereof, or (iii) the Board of Directors of Autobytel withdraws, modifies or changes its recommendation of the issuance of the Merger Consideration in a manner adverse to Autoweb or its stockholders unless such withdrawal, modification or change is as a result of a breach by Autoweb that would entitle Autobytel to terminate this Agreement or as a result of a Material Adverse Effect on Autoweb;

          (e) by Autobytel if a Takeover Proposal shall have occurred and the Board of Directors of Autoweb in connection therewith does not within ten
     (10) business days of such occurrence (or, in any event, on or before September 30, 2001) reject such Takeover Proposal;

          (f) by Autoweb if a Superior Proposal shall have occurred and Autoweb shall have provided Autobytel at least five (5) business days prior notice of the terms of the Superior Proposal, provided Autoweb simultaneously pays the amounts due under Section 7.3(b);

          (g) by either Autobytel or Autoweb if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable, (ii) any required approval of the stockholders of Autoweb shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof, or (iii) any required approval of the stockholders of Autobytel shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof; or

          (h) by Autoweb if a Change of Control shall have occurred.

     7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Autobytel, Merger Sub or Autoweb or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement; provided that, notwithstanding the foregoing, the provisions of
Section 5.5 (Confidentiality), Section 7.3 (Expenses and Termination Fees) and this Section 7.2 shall remain in full force and effect and survive any termination of this Agreement.

     7.3  Expenses and Termination Fees.

     (a) Parties to Bear Own Expenses. Subject to subsection (b) of this Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel, the expenses incurred in connection with printing the Proxy Statement and the Registration Statement, registration and filing fees incurred in connection with the Registration Statement, the Proxy Statement and the listing of additional shares pursuant to Section 6.1(e) and fees, costs and expenses associated with compliance with applicable state securities laws in connection with the Merger) shall be paid by the party incurring such expense.

     (b) Expenses and Termination Fees Payable by Autoweb.

          (i) If (A) this Agreement is (x) terminated by Autoweb pursuant to
     Section 7.1(b) on or after September 30, 2001 following the non-satisfaction of the conditions set forth in Sections 6.3(a) or 6.3(b) or (y) terminated by Autobytel pursuant to Section 7.1(c)(ii) or (z) terminated by either party pursuant to Section 7.1(g)(ii), and (B) as of such termination, there shall exist or have been proposed a Takeover Proposal which Autoweb has not rejected, then Autoweb shall promptly pay Autobytel in immediately available funds an amount equal to the sum of (I) $1,000,000 (the "Termination Fee") plus (II) the Autobytel Expenses (defined below);

          (ii) in the event that Autobytel shall terminate this Agreement pursuant to Section 7.1(c)(i), then Autoweb shall promptly reimburse Autobytel for Autobytel's costs and expenses directly incurred to negotiate, execute and perform its obligations under this Agreement, including costs and expenses related to the Proxy Statement and Registration Statement, and the transactions contemplated hereby (but specifically excluding any costs or expenses related to the amendment of any agreement or settlement of any dispute prior to the execution of this Agreement) up to a maximum amount of $1,000,000 ("Autobytel Expenses"), and if, as of date of such termination, there shall exist or have been proposed a Takeover Proposal which has not been rejected, Autoweb shall also promptly pay Autobytel in immediately available funds the Termination Fee; and

          (iii) if this Agreement is terminated by Autobytel pursuant to Section 7.1(e) or by Autoweb pursuant to Section 7.1(f), then Autoweb shall promptly pay Autobytel in immediately available funds an amount equal to the sum of (A) the Termination Fee plus (B) the Autobytel Expenses.

     (c) Expenses and Termination Fees Payable by Autobytel. If this Agreement is terminated by Autoweb pursuant to Section 7.1(d)(i), (ii) or (iii) or 7.1(h), then Autobytel shall promptly pay Autoweb in immediately available funds an amount equal to Autoweb's costs and expenses directly incurred to negotiate, execute and perform its obligations under this Agreement, including costs and expenses related to the Proxy Statement and Registration Statement, and the transactions contemplated hereby (but specifically excluding any costs or expenses related to the amendment of any agreement or settlement of any dispute prior to the execution of this Agreement), up to a maximum amount of $1,000,000.

     7.4 Amendment. The boards of directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of this Agreement by the stockholders of Autoweb, Autobytel or Merger Sub shall not (i) alter or change the amount or kind of consideration to be received on conversion of the Autoweb Common Stock,
(ii) alter or change any term of the certificate of incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of this Agreement if such alteration or change would materially adversely affect the holders of Autoweb Common Stock or Merger Sub Common Stock.

     7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                 ARTICLE VIII.

                               GENERAL PROVISIONS

     8.1 Non-Survival at Effective Time. The representations, warranties and agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Article I, Section 5.5 (Confidentiality), 5.12 (Assumed Options), 5.14 (Form S-8), 5.15 (Listing of Additional Shares), 5.18 (Indemnification), 5.19 (Best Efforts and Further Assurances), 7.2 (Effect of Termination), 7.3 (Expenses and Termination Fees),
7.4 (Amendment), and this Article VIII shall survive the Effective Time.

     8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

        (a) if to Autobytel or Merger Sub, to:

              autobytel.com inc.
              18872 MacArthur Blvd.
              Irvine, CA 92612-1400
              Attention: Mark W. Lorimer
              Facsimile No.: (949) 225-4401
              Telephone No.: (949) 225-4529
              Attention: Ariel Amir
              Facsimile No.: (949) 862-1323
              Telephone No.: (949) 862-3016
            with a copy to:

              Paul, Hastings, Janofsky & Walker LLP
              695 Town Center Drive, 17th Floor
              Costa Mesa, CA 92626
              Attention: Catherine Patton, Esq.
              Facsimile No.: (714) 979-1921
              Telephone No.: (714) 668-6200

       (b) if to Autoweb, to:

              Autoweb.com, Inc.
              3270 Jay Street, Bldg. 6
              Santa Clara, CA 95054
              Attention: Jeffrey Schwartz
              Facsimile No.: (408) 588-9775
              Telephone No.: (408) 330-4662

            with a copy to:

              Wilson Sonsini Goodrich & Rosati
              650 Page Mill Road
              Palo Alto, CA 94304
              Attn: Mark Bertelsen
              Facsimile No.: (650) 496-4367
              Telephone No.: (650) 320-4640

     8.3 Interpretation. When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to April 11, 2001. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     8.5 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Autoweb Disclosure Schedule and the Autobytel Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; (b) are not intended to confer upon any other Person any rights or remedies hereunder, except as set forth in Sections 1.6(a) - (d) and (f), 1.7, 5.12, 5.14, 5.15 and 5.18; and (c)
shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

     8.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

     8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of law, except to the extent that the laws of the State of Delaware govern the terms and effects of the Merger. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located in Orange County, California in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

     8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

                            [Signature Page Follows]

                   [SIGNATURE PAGE TO ACQUISITION AGREEMENT]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

                                          AUTOBYTEL.COM INC.

                                          By: /s/ MARK W. LORIMER
                                            ------------------------------------
                                              Name Mark W. Lorimer
                                              Title: President and CEO

                                          AUTOBYTEL ACQUISITION I CORP.

                                          By: /s/ ARIEL AMIR
                                            ------------------------------------
                                              Name Ariel Amir
                                              Title: Vice President

                                          AUTOWEB.COM, INC.

                                          By: /s/ JEFFREY SCHWARTZ
                                            ------------------------------------
                                              Name Jeffrey Schwartz
                                              Title: President and CEO

                                                                       EXHIBIT B

      (REMAINING EXHIBITS OF ACQUISITION AGREEMENT INTENTIONALLY OMITTED)

                             CERTIFICATE OF MERGER
                                       OF
                         AUTOBYTEL ACQUISITION I CORP.
                            (A DELAWARE CORPORATION)
                                 WITH AND INTO
                               AUTOWEB.COM, INC.
                            (A DELAWARE CORPORATION)

                           (UNDER SECTION 251 OF THE
                         GENERAL CORPORATION LAW OF THE
                               STATE OF DELAWARE)

     The undersigned corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

          FIRST: That the name and state of incorporation of each of the constituent corporations of the merger are as follows:

                       NAME                         STATE OF INCORPORATION
                       ----                         ----------------------
Autoweb.com, Inc. ................................         Delaware
Autobytel Acquisition I Corp. ....................         Delaware

          SECOND: That an Acquisition Agreement dated April 11, 2001 (the "Merger Agreement"), by and among Autoweb.com, Inc. and Autobytel Acquisition I Corp., pursuant to which Autobytel Acquisition I Corp. will merge with and into Autoweb.com, Inc. (the "Merger"), has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of subsection (c) of
     Section 251 of the General Corporation Law of the State of Delaware.

          THIRD: That the name of the surviving corporation of the Merger is Autoweb.com, Inc. ("Surviving Corporation").

          FOURTH: That as a result of the Merger the Certificate of Incorporation of the Surviving Corporation shall be amended and changed by reason of the Merger by striking out all articles thereof and substituting the following in lieu thereof:

             "FIRST: The name of the corporation is Autoweb.com, Inc.

             SECOND: The address of the corporation's registered office in the
        State of Delaware is                , County of                . The
        name of the corporation's registered agent at such address is
                       .

             THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

             FOURTH: The total number of shares of all classes of stock which the corporation is authorized to issue is
                       (               ), consisting of
        (               ) shares of common stock, par value $     per share.

             FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

             SIXTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors is expressly authorized to make, amend and repeal the bylaws.

                                      AA-2-1

             SEVENTH: A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any repeal or modification of this provision shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

             EIGHTH: The corporation reserves the right to amend and repeal any provision contained in this Certificate of Incorporation from time to time in the manner prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation."

          FIFTH: That the executed copy of the Merger Agreement is on file at the principal place of business of the Surviving Corporation, which is at
                    .

          SIXTH: That a copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either constituent corporation.

     IN WITNESS WHEREOF, Autoweb.com, Inc., has caused this Certificate to be
signed by                , its                , on the      day of
               2001.

                                          Autoweb.com, Inc.,
                                          a Delaware corporation

                                          By:

                                          Its:

ATTEST:

---------------------------------------------------------

------------------------------------ , Secretary

                                      AA-2-2

                                                                         ANNEX B

                          [LEHMAN BROTHERS LETTERHEAD]

                                                                  March 29, 2001

Board of Directors
autobytel.com inc.
18872 MacArthur Boulevard
Irvine, CA 92612-1400

Members of the Board:

     We understand that autobytel.com inc. ("Autobytel" or the "Company") proposes to enter into an Acquisition Agreement (the "Agreement") with Autoweb.com, Inc. ("Autoweb") pursuant to which a wholly owned subsidiary of Autobytel will be merged with and into Autoweb, with Autoweb continuing as the surviving corporation and becoming a wholly owned subsidiary of Autobytel (the "Proposed Transaction"). In the Proposed Transaction, all of the outstanding capital stock of Autoweb will be converted into the right to receive 34% of Autobytel's outstanding shares of common stock, as determined on the day of the signing of the Agreement and after giving effect to the shares issued to Autoweb's stockholders (the "consideration"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the consideration to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2000 and the Company's earnings release for the quarter and fiscal year ended December 31, 2000, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) publicly available information concerning Autoweb that we believe to be relevant to our analysis, including Autoweb's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, Autoweb's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2000 and Autoweb's earnings release for the quarter and fiscal year ended December 31, 2000, (5) financial and operating information with respect to the business, operations and prospects of Autoweb furnished to us by Autoweb and the Company, (6) a comparison of the historical financial results and present financial condition of Autoweb and the Company with those of other companies that we deemed relevant, (7) the potential pro forma financial effects of the combination of the businesses of Autobytel and Autoweb, including the cost savings, operating synergies and strategic benefits expected by the managements of Autobytel and Autoweb to result from the Proposed Transaction, (8) a comparison of the relative financial contributions of the Company and Autoweb to the combined company following consummation of the Proposed Transaction, and (9) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant. In addition, we have had discussions with the managements of the Company and Autoweb concerning their respective businesses, operations, assets, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of managements of the Company and Autoweb that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Autoweb furnished to us by Autoweb and the Company, respectively, upon advice of Autoweb and the Company, respectively, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the respective managements of Autoweb and the Company as to the future financial performance of Autoweb and that Autoweb will perform substantially in accordance with such projections. However, given that Autoweb's recent financial performance has not met the projections of Autoweb's management in the past, we also prepared and considered more conservative financial projections based upon the strong possibility that Autoweb will underperform managements' projections in the future. We have discussed these adjusted projections with the respective managements of Autoweb and the Company and they have agreed with the appropriateness of the use of such adjusted projections in performing our analysis. With respect to the financial projections of the Company, upon advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company, as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. However, for purposes of our analysis, we also have considered certain somewhat more conservative assumptions and estimates which resulted in certain adjustments to the projections of the Company. We have discussed these adjusted projections with the management of the Company and they have agreed with the appropriateness of the use of such adjusted projections in performing our analysis. With respect to cost savings, operating synergies and strategic benefits expected by the managements of the Company and Autoweb to result from the Proposed Transaction, we have assumed that such cost savings, operating synergies and strategic benefits will be realized substantially in accordance with such expectations. In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and Autoweb and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Autoweb. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be paid by the Company in the Proposed Transaction is fair to the Company.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, part of which is contingent upon the consummation of the Proposed Transaction. We also have performed various investment banking services for the Company in the past (including acting as a co-manager for the Company's initial public offering) and have received customary fees for such services. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we may actively trade in the equity securities of the Company and Autoweb for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS

                                          By: /s/ J. STUART FRANCIS
                                            ------------------------------------
                                                J. Stuart Francis
                                                Managing Director

                                                                         ANNEX C

[CREDIT SUISSE FIRST BOSTON LOGO]              CREDIT SUISSE FIRST BOSTON CORPORATION
                                               2400 Hanover St.        Telephone  650 614-5000
                                               Palo Alto, CA 94304     Telefax     650 614-5030

March 31, 2001

The Board of Directors
Autoweb.com, Inc.
3270 Jay Street
Santa Clara, CA 95054

Gentlemen:

     You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $.001 per share ("Company Common Stock"), of Autoweb.com, Inc. (the "Company") of the Exchange Ratio (as defined below) to be provided for in an Acquisition Agreement (the "Acquisition Agreement") to be entered into by and among Autobytel.com Inc. (the "Acquiror"), Autobytel Acquisition I Corp., a wholly owned subsidiary of the Acquiror (the "Sub"), and the Company. You have advised us that the Acquisition Agreement will provide, among other things, for the merger (the "Merger") of the Company with the Sub pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Company Common Stock will be converted into the right to receive 0.3553 (the "Exchange Ratio") of a share of common stock, par value $.001 per share ("Acquiror Common Stock"), of the Acquiror.

     In arriving at our opinion, we have reviewed a draft of the Acquisition Agreement dated March 29, 2001 (the "Draft Acquisition Agreement"), as well as certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information relating to the Company and the Acquiror, including financial forecasts, provided to us by or discussed with the Company and the Acquiror, and have met with the managements of the Company and the Acquiror to discuss the business and prospects of the Company and the Acquiror. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and the Acquiror and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant. We have also relied upon the views of the managements of the Company and the Acquiror concerning the business, operational and strategic benefits and implications of the Merger, including financial forecasts provided to us by the Company relating to synergies and operating cost savings expected to be achieved through the combination of the operations of the Company and the Acquiror.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts for the Company and the Acquiror that we have reviewed, we have been advised, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and the Acquiror as to the future financial performance of the Company and the Acquiror, respectively, and the best currently available estimates and judgments of the management of the Company as to the cost savings and other potential synergies (including the amount, timing and achievability thereof) anticipated to result from the Merger. In addition, we have relied, without independent verification, on the assessments of the management of the Company with respect to (i) the future cash and other resource requirements of the Company and the Acquiror and (ii) the business and financial implications of the Company's failure to engage in the Merger or another similar transaction. You have also informed us, and we have assumed, that the Merger will be treated

Board of Directors
Autoweb.com, Inc.
March 31, 2001
Page 2

as a tax-free reorganization for federal income tax purposes. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations of appraisals. Our opinion is necessarily based upon information made available to us as of the date hereof and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of Acquiror Common Stock actually will be when issued to the holders of Company Common Stock pursuant to the Merger or the prices at which shares of Acquiror Common Stock will trade at any time. Further, our opinion does not address the relative merits of the Merger as compared to other business combinations that might be available to the Company nor does it address the Company's underlying business decision to effect the Merger. We have relied as to certain legal matters on the advice of counsel to the Company as provided to the Company. In addition, we have assumed that the Merger will be consummated upon the terms set forth in the Draft Acquisition Agreement without material alteration thereof.

     We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion.

     In the past, we have provided financial and investment banking services to the Company for which we have received compensation.

     In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time held a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

                                          Very truly yours,

                                          CREDIT SUISSE FIRST BOSTON
                                            CORPORATION

                                                                         ANNEX D

                               AUTOBYTEL.COM INC.

                            AUDIT COMMITTEE CHARTER
                             ADOPTED APRIL 12, 2000

                                   I. MISSION

     The Board of Directors (the "Board") of autobytel.com inc. (the "Company") hereby establishes the Audit Committee (the "Committee"). The primary purpose of the Committee is to oversee the Company's accounting and financial reporting policies, practices and internal controls. The Committee will review the quality and objectivity of the Company's independent audit and financial statements, act as a liaison between the Board and the Company's external auditors, and periodically report to the Board. In performing its duties, the Committee shall have unrestricted access to the Company's independent auditors, investment advisors, as well as the executive and financial management of the Company.

     The independent auditors are ultimately accountable to the Board and the Committee.

                                II. ORGANIZATION

     A. The Committee shall be composed of at least three members of the Board, each of whom shall be independent as defined in Rule 4200(a)(15) of the National Association of Securities Dealers' ("NASD") listing standards, as may be modified or supplemented.

     B. Key qualifications of Committee members should include a broad business knowledge, independent judgment and financial literacy. At least one member of the Committee shall have accounting or financial management expertise as described by the relevant rules promulgated by the Financial Accounting Standards Board ("FASB"), the Securities and Exchange Commission ("SEC"), and the NASD.

     C. The Board shall fill member vacancies in the Committee. The Board shall designate one member of the Committee to be Chair. A majority of the Committee's members will constitute a quorum. At any meeting of the Committee, the decision of a majority of the members present and voting will be determinative as to any matter submitted to a vote.

     D. The Committee shall meet on a regular basis, but not less frequently than annually, with such additional meetings as the Chair of the Committee deems necessary. The Chair will establish an agenda for each meeting.

     E. The Chair shall report to the Board following regular meetings, and at such other times as circumstances warrant.

     F. The Committee shall record and keep minutes of all Committee meetings, which shall be available to the full Board for its review.

     G. Annually, the Committee shall provide the Board with a report to be included in the Company's proxy statement. Such report shall disclose (1) whether the Committee reviewed and discussed the audited financial statements with management, (2) whether the Committee discussed with the independent public accountants the matters required to be discussed by Statements on Auditing Standards ("SAS") 61, as may be modified or supplemented, (3) whether the Committee received the written disclosures and the letter from the independent public accountants required by Independence Standards Board Standard No. 1, as may be modified or supplemented, and discussed with such accountants the accountants' independence, (4) whether it recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for filing with the SEC, and (5) all issues then required by the rules of the SEC, including Item 306 of Regulation S-K and Item 7(e)(3) of Schedule 14A.

                        III. DUTIES AND RESPONSIBILITIES

     The Committee shall have the following specific duties and responsibilities:

     A. Review annually the qualifications and fees of the independent public accountants recommended by management.

     B. Review the independent public accountants' formal written statement delineating all relationships between such accountants and the Company, consistent with Independence Standards Board Standard No. 1. The Committee shall discuss with the independent public accountants any disclosed relationships or services that may impact the objectivity and independence of such accountants. The Committee shall take, or recommend that the full Board take, appropriate action to ensure the independence of such accountants.

     C. Recommend to the Board the selection, retention, compensation, or termination of an independent public accounting firm for each fiscal year.

     D. Annually meet with the independent public accountants and financial management of the Company to review the scope of the audit of the books of account of the Company and other operations and controls and the procedures to be utilized. At the conclusion of the audits, the Committee shall review the results of such audits, including any comments or recommendations, with the independent public accountants.

     E. Oversee the Company's financial reporting process, internal accounting controls, and compliance with relevant corporate policies and procedures.

     F. Review after the close of each fiscal year, the financial statements of the Company certified by the independent public accountants and the Company's annual report to shareholders.

     G. Review the annual audit plans of the Company and its capability to accomplish such plans and review reports on the overall quality of the Company's system of internal accounting controls.

     H. Provide the independent public accountants full and free access to the Committee to meet privately whenever appropriate.

     I. Review with Company management, general counsel and the independent public accountants the substance of any significant issues raised by counsel concerning litigation, contingencies, claims or assessments, including a report by the general counsel concerning the effectiveness of the Company's policies, procedures and control systems in preventing illegal and improper acts and the effectiveness and timelines of management's response in the event any instances of illegal or improper acts are discovered.

     J. Review Company policy statements and the procedures established by management to monitor compliance with ethics and business integrity, and any events of noncompliance, and report to the Board annually concerning these issues.

     K. Review with Company management any compliance matter brought to the attention of the Committee.

     L. Review with Company management comments from or matters raised by the Staff of the SEC regarding the Company's financial statements.

     Nothing contained in this Charter is intended to, or should be construed as, creating any responsibility or liability of the members of the Committee except to the extent otherwise provided under Delaware law which shall continue to set the legal standard for the conduct of the members of the Committee.

                                                                         ANNEX E

                     CHARTER OF THE AUTOWEB.COM, INC. AUDIT
                      COMMITTEE OF THE BOARD OF DIRECTORS

I.  PURPOSE

     The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Autoweb.com, Inc. (the "Company") is to assist the Board in fulfilling its statutory and fiduciary oversight responsibilities relating to the Company's financial accounting, reporting and controls. The Committee's principal functions are to:

     - monitor the periodic review of the adequacy of the accounting and financial reporting processes and systems of internal control that are conducted by the Company's independent auditors, the Company's financial and senior management; and

     - review and evaluate the independence and performance of the Company's independent auditors; and

     - facilitate communication among the Company's independent auditors, the Company's financial and senior management and the Board.

     The Committee will fulfill these functions primarily by carrying out the activities enumerated in Part IV of this charter. In order to serve these functions, the Committee shall have unrestricted access to Company personnel and documents, and shall have authority to direct and supervise an investigation into any matters within the scope of its duties, including the power to retain outside counsel in connection with any such investigation.

     While the Audit Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the Company's independent auditors. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and its independent auditors or to assure compliance with laws and regulations and the Company's policies and procedures.

II.  MEMBERSHIP

     All members of the Committee will be appointed by, and shall serve at the discretion of, the Board. Unless a chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the Committee membership.

     As of the date this charger is adopted and until June 13, 2001, the Committee shall consist of at least two members of the Board. At least a majority of the members shall be persons who are not officers or employees of the Company or any subsidiary and who do not have any other relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. As of June 14, 2001, the Committee shall consist of three or more members of the Board, with the exact number being determined by the Board. Each member of the Committee shall be "independent" as defined by the rules of The Nasdaq Stock Market, as they may be amended from time to time (the "Rules"), except as otherwise permitted by such Rules. Each member of the Committee shall have the ability to read and understand fundamental financial statements (or become able to do so within a reasonable time after joining the Committee) and at least one member shall have prior experience in accounting, financial management or financial oversight, as required by the Rules.

III.  MEETINGS

     Meetings of the Committee shall be held from time to time as determined by the Board and/or the members of the Committee. The Committee should periodically meet with the independent auditors out of the presence of management about internal controls, the fullness and accuracy of the Company's financial statements and any other matters that the Committee or these groups believe should be discussed privately with the Committee. The Committee members, or the Chairman of the Committee on behalf of all of the Committee members, should communicate with management and the independent auditors on a quarterly basis in connection with their review of the Company's financial statements.

IV.  RESPONSIBILITIES AND DUTIES

     The following shall be the principal recurring processes of the Committee in carrying out its oversight responsibilities. These processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate and may establish policies and procedures from time to time that it deems necessary or advisable in fulfilling its responsibilities.

          1. Review the Company's quarterly and annual financial statements, including any report or opinion by the independent auditors, prior to distribution to the public or filing with the Securities and Exchange Commission.

          2. In connection with the Committee's review of the annual financial statements:

           - Discuss with the independent auditors and management the financial statements and the results of the independent auditors' audit of the financial statements.

           - Discuss any items required to be communicated by the independent auditors in accordance with SAS 61, as amended. These discussions should include the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles, the reasonableness of significant judgments, the clarity of the disclosures in the Company's financial statements and any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

        3. In connection with the Committee's review of the quarterly financial statements:

           - Discuss with the independent auditors and management the results of the independent auditors' SAS 71 review of the quarterly financial statements.

           - Discuss significant issues, events and transactions and any significant changes regarding accounting principles, practices, judgments or estimates with management and the independent auditors, including any significant disagreements among management and the independent auditors.

          4. Discuss any comments or recommendations of the independent auditors outlined in their annual management letter. Approve a schedule for implementing any recommended changes and monitor compliance with the schedule.

          5. Discuss with the independent auditors, their periodic reviews of the adequacy of the Company's accounting and financial reporting processes and systems of internal control, including the adequacy of the systems of reporting to the audit committee by each group.

          6. Periodically consult with the independent auditors out of the presence of management about internal controls, the fullness and accuracy of the Company's financial statements and any other matters that the Committee or these groups believe should be discussed privately with the Committee.

          7. Review the independence and performance of the independent auditors. Recommend to the Board of Directors the appointment or discharge of the independent auditors.

          8. Communicate with the Company's independent auditors about the Company's expectations regarding its relationship with the auditors, including the following: (i) the independent auditors' ultimate accountability to the Board and the Committee, as representatives of the Company's stockholders; and (ii) the ultimate authority and responsibility of the Board and the Committee to select, evaluate and, where appropriate, replace the independent auditors.

          9. Review and approve processes and procedures to ensure the continuing independence of the Company's independent auditors. These processes shall include obtaining and reviewing, on an annual basis, a letter from the independent auditors describing all relationships between the independent auditors and the Company required to be disclosed by Independence Standards Board Standard No. 1, reviewing the nature and scope of such relationships and discontinuing any relationships that the Committee believes could compromise the independence of the auditors.

          10. Review the independent auditors' audit plan.

          11. Approve the fees and other significant compensation to be paid to the independent auditors.

          12. Periodically review the status of any legal matters that could have a significant impact on the Company's financial statements.

          13. Annually prepare a report to the Company's stockholders for inclusion in the Company's annual proxy statement as required by the rules and regulations of the Securities and Exchange Commission, as they may be amended from time to time.

          14. Maintain minutes of meetings and periodically report to the Board of Directors on significant matters related to the Committee's responsibilities.

          15. Review and reassess the adequacy of the Committee's charter at least annually. Submit the charter to the Company's Board of Directors for review and include a copy of the charter as an appendix to the Company's proxy statement as required by the rules and regulations of the Securities and Exchange Commission, as they may be amended from time to time (currently, once every three years).

          16. Perform any other activities required by applicable law, rules or regulations, including the rules of the Securities and Exchange Commission and any stock exchange or market on which the Company's Common Stock is listed, and perform other activities that are consistent with this charter, the Company's Bylaws and governing laws, as the Committee or the Board deems necessary or appropriate.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by such section.

     The Registrant's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     The Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     The Registrant has director and officer liability insurance that covers matters, including matters arising under the Securities Act.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  2.1      Agreement and Plan of Merger dated October 14, 1999, entered into among autobytel.com inc., Autobytel Acquisition II
           Corp., A.I.N. Corporation, and shareholders of A.I.N.
           Corporation is incorporated herein by reference to Exhibit
           2.1 of the Form 8-K filed with the Securities and Exchange
           Commission (the "SEC") on February 15, 2000 (the "February
           2000 8-K")
  2.2      Amendment to Agreement and Plan of Merger dated January 25,
           2000, entered into among autobytel.com inc., Autobytel
           Acquisition II Corp., A.I.N. Corporation, and shareholders of A.I.N. Corporation is incorporated herein by reference to
           Exhibit 2.2 of the February 2000 8-K
  2.3      Amendment No. 2 to Agreement and Plan of Merger dated
           February 14, 2000, entered into among autobytel.com inc.,
           Autobytel Acquisition II Corp., A.I.N. Corporation, and
           shareholders of A.I.N. Corporation is incorporated herein by reference to Exhibit 2.3 of the February 2000 8-K
  2.4      Composite Conformed Acquisition Agreement, dated as of April
           11, 2001 (the "Acquisition Agreement") by and among
           autobytel.com inc., Autobytel Acquisition I Corp. and
           Autoweb.com, Inc., is incorporated herein by reference from
           Annex A to the Proxy Statement/Prospectus included as a part of this registration statement.
  3.1      Amended and Restated Certificate of Incorporation of
           autobytel.com inc. certified by the Secretary of State of
           Delaware (filed December 14, 1998 and amended March 1, 1999)
           is incorporated herein by reference to Exhibit 3.1 of
           Amendment No. 2 (filed on March 5, 1999) to autobytel.com
           inc.'s Registration Statement on Form S-1 (File No.
           333-70621) originally filed with the SEC on January 15, 1999 and declared effective (as amended) on March 25, 1999 (the
           "January 1999 Registration Statement")
  3.2      Second Certificate of Amendment of the Fifth Amended and
           Restated Certificate of Incorporation is incorporated herein by reference to Exhibit 3.1 of Form 10-Q for the Quarter
           Ended June 30, 1999 filed with the SEC on August 12, 1999

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  3.3      Amended and Restated Bylaws of autobytel.com inc. is
           incorporated herein by reference to Exhibit 3.1 of Form 10-Q for the Quarter Ended September 30, 2000 filed with the SEC on November 13, 2000 (the "September 2000 10-Q")
  4.1      Form of Stock Certificate is incorporated herein by
           reference to Exhibit 4.1 of Amendment No. 2 to the January
           1999 Registration Statement
  4.2      Amended and Restated Investors' Rights Agreement dated
           October 21, 1997 as amended from time to time, between
           autobytel.com inc. and the Investors named in Exhibit A
           thereto is incorporated herein by reference to Exhibit 4.2 of the January 1999 Registration Statement
  5.1++    Form of Opinion of Paul, Hastings, Janofsky & Walker, LLP
  8.1++    Form of Tax Opinion of Paul, Hastings, Janofsky & Walker,
           LLP
  8.2      Form of Tax Opinion of Wilson Sonsini Goodrich & Rosati,
           Professional Corporation
  9.1      Voting Proxy dated January 11, 1999 by Peter R. Ellis is
           incorporated herein by reference to Exhibit 9.1 of the
           January 1999 Registration Statement
 10.1      Form of Indemnification Agreement between autobytel.com inc.
           and its directors and officers is incorporated herein by
           reference to Exhibit 10.1 of the January 1999 Registration
           Statement
 10.2      Employment Agreement dated July 1, 1998 between
           autobytel.com inc. and Mark W. Lorimer is incorporated
           herein by reference to Exhibit 10.2 of the January 1999
           Registration Statement
 10.3      First Amendment dated as of July 31, 1998 to Employment
           Agreement between Autobytel.com and Mark W. Lorimer is
           incorporated herein by reference to Exhibit 10.5 of Form
           10-Q for the Quarter Ended September 30, 1999 filed with the
           SEC on November 12, 1999 (the "September 1999 10-Q")
 10.4      Letter agreement dated July 28, 2000 between autobytel.com inc. and Andrew F. Donchak is incorporated by reference to
           Exhibit 10.4 of the Annual Report on Form 10-K for the Year
           Ended December 31, 2000 filed with the SEC on March 29, 2001
           (the "2000 10-K")
 10.5      Employment Agreement, dated as of May 3, 2000, between
           Dennis Benner and autobytel.com inc. is incorporated herein by reference to Exhibit 10.5 of the September 2000 10-Q
 10.6      Employment Agreement, dated as of April 3, 2000 between
           Ariel Amir and autobytel.com inc. is incorporated herein by reference to Exhibit 10.6 of the 2000 10-K
 10.7      Contract of Employment, dated September 1, 2000, between Max
           Rens and Autobytel.Europe Holdings B.V. is incorporated
           herein by reference to Exhibit 10.4 of the September 2000
           10-Q
 10.8      Employment Agreement dated as of February 14, 2000 among
           A.I.N. Corporation, autobytel.com inc. and Michael Gorun is incorporated herein by reference to Exhibit 10.8 of Annual
           Report on Form 10-K for the Year Ended December 31, 1999
           filed with the SEC on March 23, 2000 (the "1999 10-K")
 10.9      1996 Employee Stock Purchase Plan is incorporated herein by reference to Exhibit 10.7 of Amendment No. 1 to the January
           1999 Registration Statement
 10.10     1998 Stock Option Plan is incorporated herein by reference to Exhibit 10.8 of Amendment No. 1 to the January 1999
           Registration Statement
 10.11     1999 Stock Option Plan is incorporated herein by reference to Exhibit 10.30 of Amendment No. 1 to the January 1999
           Registration Statement
 10.12     1999 Employee and Acquisition Related Stock Option Plan is
           incorporated herein by reference to Exhibit 10.1 of the
           Registration Statement filed on Form S-8 (file no.
           333-90045) with the SEC on November 1, 1999
 10.13     Amendment No. 1 to the autobytel.com inc. 1998 Stock Option
           Plan dated September 22, 1999 is incorporated herein by
           reference to Exhibit 10.2 of the September 1999 10-Q

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 10.14     Amendment No. 1 to the autobytel.com inc. 1999 Stock Option
           Plan, dated September 22, 1999 is incorporated herein by
           reference to Exhibit 10.1 of the September 1999 10-Q
 10.15     Form of Dealership Agreements are incorporated herein by
           reference to Exhibit 10.12 of the January 1999 Registration
           Statement
 10.16+    Data License and Web Site Agreement dated April 1, 1997
           between IntelliChoice, Inc. and Auto-By-Tel Marketing
           Corporation and autobytel.com inc. is incorporated herein by reference to Exhibit 10.16 of the January 1999 Registration
           Statement
 10.17+    Kelley Blue Book/Auto-By-Tel Agreement dated November 19,
           1997, as amended July 1, 1998, between Kelley Blue Book and
           Auto-By-Tel Corp. is incorporated herein by reference to
           Exhibit 10.17 of the January 1999 Registration Statement
 10.18+    License and Services Agreement dated November 23, 1998
           between autobytel.com inc. and Auto-by-Tel UK Limited is
           incorporated herein by reference to Exhibit 10.24 of the
           January 1999 Registration Statement
 10.19+    Share Purchase Agreement dated November 23, 1998 between
           autobytel.com inc. and Inchcape Automotive Limited is
           incorporated herein by reference to Exhibit 10.25 of the
           January 1999 Registration Statement
 10.20     Advisory Agreement dated August 20, 1998 between
           autobytel.com inc. and Peter R. Ellis is incorporated herein by reference to Exhibit 10.29 of the January 1999
           Registration Statement
 10.21     Form of Gold Term Subscription Agreement is incorporated
           herein by reference to Exhibit 10.31 of Amendment No. 1 to the January 1999 Registration Statement
 10.22     Form of Platinum Term Continuation Rider is incorporated
           herein by reference to Exhibit 10.32 of Amendment No. 1 to the January 1999 Registration Statement
 10.23     Amended and Restated Operating Agreement dated as of January
           6, 2000 among Autobytel.Europe LLC, autobytel.com inc., GE
           Capital Equity Holdings, Inc., Inchcape Overseas Investments
           B.V. and Pon Holdings B.V. is incorporated herein by
           reference to Exhibit 10.31 of the 1999 10-K
 10.24     1996 Stock Option Plan and related agreements are
           incorporated herein by reference to Exhibit 10.5 of
           Amendment No. 1 to the January 1999 Registration Statement
 10.25     1996 Stock Incentive Plan and related agreement are
           incorporated herein by reference to Exhibit 10.6 of
           Amendment No. 1 to the January 1999 Registration Statement
 10.26+    Intercompany Software License Agreement dated as of January
           6, 2000 between autobytel.com inc. and Autobytel.Europe LLC is incorporated herein by reference to Exhibit 10.34 of the
           1999 10-K
 10.27     Form of autobytel.com Gold Term Services Agreement is
           incorporated herein by reference to Exhibit 10.35 of the
           1999 10-K
 10.28     Form of CarSmart.com Internet Marketing Agreement is
           incorporated herein by reference to Exhibit 10.36 of the
           1999 10-K
 10.29     autobytel.com inc. Retirement Savings Plan is incorporated herein by reference to Exhibit 99.1 of the Registration
           Statement filed on Form S-8 (file no. 333-33038) with the
           SEC on June 15, 2000
 10.30     Letter agreement, dated July 14, 2000, between ABN AMRO Bank
           N.V. and Autobytel.Europe Holdings B.V. regarding foreign
           currency forward transaction is incorporated herein by
           reference to Exhibit 10.1 of the September 2000 10-Q
 10.31     Letter agreement, dated July 19, 2000 between ABN AMRO Bank
           N.V. and Autobytel.Europe Holdings B.V. regarding foreign
           currency forward transaction is incorporated herein by
           reference to Exhibit 10.2 of the September 2000 10-Q
 10.32     Letter agreement, dated July 24, 2000 between ABN AMRO Bank
           N.V. and Autobytel.Europe Holdings B.V. regarding foreign
           currency forward transaction is incorporated herein by
           reference to Exhibit 10.3 of the September 2000 10-Q

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 10.33     First Amendment to Amended and Restated Operating Agreement,
           dated as of January 27, 2000 among autobytel.com inc., GE
           Capital Holdings, Inc., Inchcape Overseas Investments B.V.
           and Pon Holdings B.V. is incorporated herein by reference to
           Exhibit 10.1 of Form 10-Q for the Quarter Ended March 31,
           2000 filed with the SEC on May 15, 2000
 10.34     Second Amendment to Amended and Restated Operating
           Agreement, dated as of April 6, 2000 among autobytel.com
           inc., GE Capital Holdings, Inc., Inchcape Overseas
           Investments B.V., Pon Holdings B.V. and e-LaSer S.A. is
           incorporated herein by reference to Exhibit 10.34 of the
           2000 10-K
 10.35     autobytel.com inc. 2000 Stock Option Plan is incorporated
           herein by reference to Exhibit 99.1 of the Registration
           Statement filed on Form S-8 (file no. 333-39396) with the
           SEC on June 15, 2000
 10.36     Employment Agreement dated August 30, 1999 between
           autobytel.com inc. and Amit Kothari is incorporated herein by reference to Exhibit 10.37 of the 2000 10-K
 10.37     Form of Voting Agreement by and among Autoweb.com, Inc.,
           Geocapital, Technology Crossover Ventures, Onward
           Information, Dean DeBiase and autobytel.com inc., dated
           April 11, 2001, is incorporated herein by reference to
           Exhibit 99.2 of the Form 8-K filed with the SEC on April 11,
           2001
10.38++    Form of Employment Agreement between autobytel.com inc and
           Jeffrey A. Schwartz to be executed at the closing of the
           Acquisition Agreement
 21.1      Subsidiaries of autobytel.com inc. is incorporated herein by reference to Exhibit 21.1 of the 2000 10-K
 23.1      Consent of Andersen LLP, Independent Auditors
 23.2      Consent of PricewaterhouseCoopers LLP, Independent Auditors
 23.3      Consent of Manheim Auctions
 23.4++    Consent of Paul, Hastings, Janofsky & Walker LLP, is
           included in the opinions to be filed as Exhibits 5.1 and 8.1
 23.5      Consent of Wilson Sonsini Goodrich & Rosati, a Professional
           Corporation, is included in the opinion filed as Exhibit 8.2
 24.1      Power of Attorney (reference is made to page II-5)
 99.1      Consent of Jeffrey Schwartz, as a person designated to
           become a director
 99.2      Consent of Mark Ross, as a person designated to become a
           director
 99.3++    Form of autobytel.com inc. Proxy Card
 99.4++    Form of Autoweb.com, Inc. Proxy Card

-------------------------
+ Confidential treatment has been requested with regard to certain portions of this document. Such portions were, filed separately with the Securities and Exchange Commission.

++  To be filed by amendment.

(b) Not Applicable.

(c) Not Applicable.

UNDERTAKINGS

(1) The undersigned Registrant hereby undertakes as follows: that prior to any public offering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned Registrant undertakes that such offering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(5) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(6) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark Lorimer, Hoshi Printer, Dennis Benner and Ariel Amir and each of them, his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, autobytel.com inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 10th day of May, 2001.

                                          AUTOBYTEL.COM INC.

                                          By:      /s/ MARK W. LORIMER
                                            ------------------------------------
                                                      Mark W. Lorimer
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated:

                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----
                  /s/ MICHAEL FUCHS                        Chairman of the Board and      May 10, 2001
-----------------------------------------------------              Director
                    Michael Fuchs

                 /s/ MARK W. LORIMER                      President, Chief Executive      May 10, 2001
-----------------------------------------------------        Officer and Director
                   Mark W. Lorimer                       (Principal Executive Officer)

                  /s/ HOSHI PRINTER                      Executive Vice President and     May 10, 2001
-----------------------------------------------------       Chief Financial Officer
                    Hoshi Printer                        (Principal Financial Officer)

                  /s/ AMIT KOTHARI                      Vice President and Controller,    May 10, 2001
-----------------------------------------------------   (Principal Accounting Officer)
                    Amit Kothari

                /s/ ROBERT S. GRIMES                               Director               May 10, 2001
-----------------------------------------------------
                  Robert S. Grimes

                /s/ JEFFREY H. COATS                               Director               May 10, 2001
-----------------------------------------------------
                  Jeffrey H. Coats

                  /s/ KENNETH ORTON                                Director               May 10, 2001
-----------------------------------------------------
                    Kenneth Orton

                 /s/ MARK N. KAPLAN                                Director               May 10, 2001
-----------------------------------------------------
                   Mark N. Kaplan

                    /s/ RICK POST                                  Director               May 10, 2001
-----------------------------------------------------
                      Rick Post

                   /s/ PETER TITZ                                  Director               May 10, 2001
-----------------------------------------------------
                     Peter Titz

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  2.1      Agreement and Plan of Merger dated October 14, 1999, entered into among autobytel.com inc., Autobytel Acquisition II
           Corp., A.I.N. Corporation, and shareholders of A.I.N.
           Corporation is incorporated herein by reference to Exhibit
           2.1 of the Form 8-K filed with the Securities and Exchange
           Commission (the "SEC") on February 15, 2000 (the "February
           2000 8-K")
  2.2      Amendment to Agreement and Plan of Merger dated January 25,
           2000, entered into among autobytel.com inc., Autobytel
           Acquisition II Corp., A.I.N. Corporation, and shareholders of A.I.N. Corporation is incorporated herein by reference to
           Exhibit 2.2 of the February 2000 8-K
  2.3      Amendment No. 2 to Agreement and Plan of Merger dated
           February 14, 2000, entered into among autobytel.com inc.,
           Autobytel Acquisition II Corp., A.I.N. Corporation, and
           shareholders of A.I.N. Corporation is incorporated herein by reference to Exhibit 2.3 of the February 2000 8-K
  2.4      Composite Conformed Acquisition Agreement, dated as of April
           11, 2001 (the "Acquisition Agreement") by and among
           autobytel.com inc., Autobytel Acquisition I Corp. and
           Autoweb.com, Inc., is incorporated herein by reference from
           Annex A to the Proxy Statement/Prospectus included as a part of this registration statement.
  3.1      Amended and Restated Certificate of Incorporation of
           autobytel.com inc. certified by the Secretary of State of
           Delaware (filed December 14, 1998 and amended March 1, 1999)
           is incorporated herein by reference to Exhibit 3.1 of
           Amendment No. 2 (filed on March 5, 1999) to autobytel.com
           inc.'s Registration Statement on Form S-1 (File No.
           333-70621) originally filed with the SEC on January 15, 1999 and declared effective (as amended) on March 25, 1999 (the
           "January 1999 Registration Statement")
  3.2      Second Certificate of Amendment of the Fifth Amended and
           Restated Certificate of Incorporation is incorporated herein by reference to Exhibit 3.1 of Form 10-Q for the Quarter
           Ended June 30, 1999 filed with the SEC on August 12, 1999
  3.3      Amended and Restated Bylaws of autobytel.com inc. is
           incorporated herein by reference to Exhibit 3.1 of Form 10-Q for the Quarter Ended September 30, 2000 filed with the SEC on November 13, 2000 (the "September 2000 10-Q")
  4.1      Form of Stock Certificate is incorporated herein by
           reference to Exhibit 4.1 of Amendment No. 2 to the January
           1999 Registration Statement
  4.2      Amended and Restated Investors' Rights Agreement dated
           October 21, 1997 as amended from time to time, between
           autobytel.com inc. and the Investors named in Exhibit A
           thereto is incorporated herein by reference to Exhibit 4.2 of the January 1999 Registration Statement
  5.1++    Form of Opinion of Paul, Hastings, Janofsky & Walker, LLP
  8.1++    Form of Tax Opinion of Paul, Hastings, Janofsky & Walker,
           LLP
  8.2      Form of Tax Opinion of Wilson Sonsini Goodrich & Rosati,
           Professional Corporation
  9.1      Voting Proxy dated January 11, 1999 by Peter R. Ellis is
           incorporated herein by reference to Exhibit 9.1 of the
           January 1999 Registration Statement
 10.1      Form of Indemnification Agreement between autobytel.com inc.
           and its directors and officers is incorporated herein by
           reference to Exhibit 10.1 of the January 1999 Registration
           Statement
 10.2      Employment Agreement dated July 1, 1998 between
           autobytel.com inc. and Mark W. Lorimer is incorporated
           herein by reference to Exhibit 10.2 of the January 1999
           Registration Statement

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 10.3      First Amendment dated as of July 31, 1998 to Employment
           Agreement between Autobytel.com and Mark W. Lorimer is
           incorporated herein by reference to Exhibit 10.5 of Form
           10-Q for the Quarter Ended September 30, 1999 filed with the
           SEC on November 12, 1999 (the "September 1999 10-Q")
 10.4      Letter agreement dated July 28, 2000 between autobytel.com inc. and Andrew F. Donchak is incorporated by reference to
           Exhibit 10.4 of the Annual Report on Form 10-K for the Year
           Ended December 31, 2000 filed with the SEC on March 29, 2001
           (the "2000 10-K")
 10.5      Employment Agreement, dated as of May 3, 2000, between
           Dennis Benner and autobytel.com inc. is incorporated herein by reference to Exhibit 10.5 of the September 2000 10-Q
 10.6      Employment Agreement, dated as of April 3, 2000 between
           Ariel Amir and autobytel.com inc. is incorporated herein by reference to Exhibit 10.6 of the 2000 10-K
 10.7      Contract of Employment, dated September 1, 2000, between Max
           Rens and Autobytel.Europe Holdings B.V. is incorporated
           herein by reference to Exhibit 10.4 of the September 2000
           10-Q
 10.8      Employment Agreement dated as of February 14, 2000 among
           A.I.N. Corporation, autobytel.com inc. and Michael Gorun is incorporated herein by reference to Exhibit 10.8 of Annual
           Report on Form 10-K for the Year Ended December 31, 1999
           filed with the SEC on March 23, 2000 (the "1999 10-K")
 10.9      1996 Employee Stock Purchase Plan is incorporated herein by reference to Exhibit 10.7 of Amendment No. 1 to the January
           1999 Registration Statement
 10.10     1998 Stock Option Plan is incorporated herein by reference to Exhibit 10.8 of Amendment No. 1 to the January 1999
           Registration Statement
 10.11     1999 Stock Option Plan is incorporated herein by reference to Exhibit 10.30 of Amendment No. 1 to the January 1999
           Registration Statement
 10.12     1999 Employee and Acquisition Related Stock Option Plan is
           incorporated herein by reference to Exhibit 10.1 of the
           Registration Statement filed on Form S-8 (file no.
           333-90045) with the SEC on November 1, 1999
 10.13     Amendment No. 1 to the autobytel.com inc. 1998 Stock Option
           Plan dated September 22, 1999 is incorporated herein by
           reference to Exhibit 10.2 of the September 1999 10-Q
 10.14     Amendment No. 1 to the autobytel.com inc. 1999 Stock Option
           Plan, dated September 22, 1999 is incorporated herein by
           reference to Exhibit 10.1 of the September 1999 10-Q
 10.15     Form of Dealership Agreements are incorporated herein by
           reference to Exhibit 10.12 of the January 1999 Registration
           Statement
 10.16+    Data License and Web Site Agreement dated April 1, 1997
           between IntelliChoice, Inc. and Auto-By-Tel Marketing
           Corporation and autobytel.com inc. is incorporated herein by reference to Exhibit 10.16 of the January 1999 Registration
           Statement
 10.17+    Kelley Blue Book/Auto-By-Tel Agreement dated November 19,
           1997, as amended July 1, 1998, between Kelley Blue Book and
           Auto-By-Tel Corp. is incorporated herein by reference to
           Exhibit 10.17 of the January 1999 Registration Statement
 10.18+    License and Services Agreement dated November 23, 1998
           between autobytel.com inc. and Auto-by-Tel UK Limited is
           incorporated herein by reference to Exhibit 10.24 of the
           January 1999 Registration Statement
 10.19+    Share Purchase Agreement dated November 23, 1998 between
           autobytel.com inc. and Inchcape Automotive Limited is
           incorporated herein by reference to Exhibit 10.25 of the
           January 1999 Registration Statement
 10.20     Advisory Agreement dated August 20, 1998 between
           autobytel.com inc. and Peter R. Ellis is incorporated herein by reference to Exhibit 10.29 of the January 1999
           Registration Statement
 10.21     Form of Gold Term Subscription Agreement is incorporated
           herein by reference to Exhibit 10.31 of Amendment No. 1 to the January 1999 Registration Statement

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 10.22     Form of Platinum Term Continuation Rider is incorporated
           herein by reference to Exhibit 10.32 of Amendment No. 1 to the January 1999 Registration Statement
 10.23     Amended and Restated Operating Agreement dated as of January
           6, 2000 among Autobytel.Europe LLC, autobytel.com inc., GE
           Capital Equity Holdings, Inc., Inchcape Overseas Investments
           B.V. and Pon Holdings B.V. is incorporated herein by
           reference to Exhibit 10.31 of the 1999 10-K
 10.24     1996 Stock Option Plan and related agreements are
           incorporated herein by reference to Exhibit 10.5 of
           Amendment No. 1 to the January 1999 Registration Statement
 10.25     1996 Stock Incentive Plan and related agreement are
           incorporated herein by reference to Exhibit 10.6 of
           Amendment No. 1 to the January 1999 Registration Statement
 10.26+    Intercompany Software License Agreement dated as of January
           6, 2000 between autobytel.com inc. and Autobytel.Europe LLC is incorporated herein by reference to Exhibit 10.34 of the
           1999 10-K
 10.27     Form of autobytel.com Gold Term Services Agreement is
           incorporated herein by reference to Exhibit 10.35 of the
           1999 10-K
 10.28     Form of CarSmart.com Internet Marketing Agreement is
           incorporated herein by reference to Exhibit 10.36 of the
           1999 10-K
 10.29     autobytel.com inc. Retirement Savings Plan is incorporated herein by reference to Exhibit 99.1 of the Registration
           Statement filed on Form S-8 (file no. 333-33038) with the
           SEC on June 15, 2000
 10.30     Letter agreement, dated July 14, 2000, between ABN AMRO Bank
           N.V. and Autobytel.Europe Holdings B.V. regarding foreign
           currency forward transaction is incorporated herein by
           reference to Exhibit 10.1 of the September 2000 10-Q
 10.31     Letter agreement, dated July 19, 2000 between ABN AMRO Bank
           N.V. and Autobytel.Europe Holdings B.V. regarding foreign
           currency forward transaction is incorporated herein by
           reference to Exhibit 10.2 of the September 2000 10-Q
 10.32     Letter agreement, dated July 24, 2000 between ABN AMRO Bank
           N.V. and Autobytel.Europe Holdings B.V. regarding foreign
           currency forward transaction is incorporated herein by
           reference to Exhibit 10.3 of the September 2000 10-Q
 10.33     First Amendment to Amended and Restated Operating Agreement,
           dated as of January 27, 2000 among autobytel.com inc., GE
           Capital Holdings, Inc., Inchcape Overseas Investments B.V.
           and Pon Holdings B.V. is incorporated herein by reference to
           Exhibit 10.1 of Form 10-Q for the Quarter Ended March 31,
           2000 filed with the SEC on May 15, 2000
 10.34     Second Amendment to Amended and Restated Operating
           Agreement, dated as of April 6, 2000 among autobytel.com
           inc., GE Capital Holdings, Inc., Inchcape Overseas
           Investments B.V., Pon Holdings B.V. and e-LaSer S.A. is
           incorporated herein by reference to Exhibit 10.34 of the
           2000 10-K
 10.35     autobytel.com inc. 2000 Stock Option Plan is incorporated
           herein by reference to Exhibit 99.1 of the Registration
           Statement filed on Form S-8 (file no. 333-39396) with the
           SEC on June 15, 2000
 10.36     Employment Agreement dated August 30, 1999 between
           autobytel.com inc. and Amit Kothari is incorporated herein by reference to Exhibit 10.37 of the 2000 10-K
 10.37     Form of Voting Agreement by and among Autoweb.com, Inc.,
           Geocapital, Technology Crossover Ventures, Onward
           Information, Dean DeBiase and autobytel.com inc., dated
           April 11, 2001, is incorporated herein by reference to
           Exhibit 99.2 of the Form 8-K filed with the SEC on April 11,
           2001
10.38++    Form of Employment Agreement between autobytel.com inc and
           Jeffrey A. Schwartz to be executed at the closing of the
           Acquisition Agreement
 21.1      Subsidiaries of autobytel.com inc. is incorporated herein by reference to Exhibit 21.1 of the 2000 10-K

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 23.1      Consent of Andersen LLP, Independent Auditors
 23.2      Consent of PricewaterhouseCoopers LLP, Independent Auditors
 23.3      Consent of Manheim Auctions
 23.4++    Consent of Paul, Hastings, Janofsky & Walker LLP, is
           included in the opinions to be filed as Exhibits 5.1 and 8.1
 23.5      Consent of Wilson Sonsini Goodrich & Rosati, a Professional
           Corporation, is included in the opinion filed as Exhibit 8.2
 24.1      Power of Attorney (reference is made to page II-5)
 99.1      Consent of Jeffrey Schwartz, as a person designated to
           become a director
 99.2      Consent of Mark Ross, as a person designated to become a
           director
 99.3++    Form of autobytel.com inc. Proxy Card
 99.4++    Form of Autoweb.com, Inc. Proxy Card

-------------------------
+ Confidential treatment has been requested with regard to certain portions of this document. Such portions were, filed separately with the Securities and Exchange Commission.

++  To be filed by amendment.